UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF April 2019

COMMISSION FILE NUMBER 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro65(Euljiro2-ga), Jung-gu

Seoul 100-999, Korea

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

ANNUAL BUSINESS REPORT

(From January 1, 2018 to December 31, 2018)

THIS IS A SUMMARY OF THE ANNUAL BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN WHICH IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

ALL REFERENCES TO THE “COMPANY” SHALL MEAN SK TELECOM CO., LTD. AND, UNLESS THE CONTEXT OTHERWISE REQUIRES, ITS CONSOLIDATED SUBSIDIARIES. REFERENCES TO “SK TELECOM” SHALL MEAN SK TELECOM CO., LTD., BUT SHALL NOT INCLUDE ITS CONSOLIDATED SUBSIDIARIES.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH THE INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA (“K-IFRS”) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I.	COMPANY OVERVIEW

1. Company Overview

The Company’s annual business report for the year ended December 31, 2018 includes the following consolidated subsidiaries:

Name	Date of Establishment	Principal Business	Total Assets as of Dec. 31, 2018 (millions of Won)	Material Subsidiary*

SK Telink Co., Ltd.	Apr. 9, 1998	Telecommunication services and satellite broadcasting services	493,849	Material

SK M&Service Co., Ltd.	Feb. 10, 2000	Online information services	96,524	Material

SK Communications Co., Ltd.	Sept. 19, 1996	Internet portal and other Internet information services	79,646	Material

SK Broadband Co., Ltd.	Sept. 5, 1997	Fixed-line telecommunication services, multimedia and IPTV services	4,353,132	Material

Home & Service Co., Ltd.	June 5, 2017	Information and telecommunication network maintenance	89,275	Material

SK Stoa Co., Ltd.	Dec. 1, 2017	Data broadcasting and commercial retail platform services	41,305

K-net Culture and Contents Venture Fund	Nov. 24, 2008	Investment partnership	147,691	Material

PS&Marketing Co., Ltd.	Apr. 3, 2009	Sale of telecommunication devices	432,699	Material

Service Ace Co., Ltd.	Jul. 1, 2010	Customer center management services	76,770	Material

Service Top Co., Ltd.	Jul. 1, 2010	Customer center management services	74,360

Network O&S Co., Ltd.	Jul. 1, 2010	Network maintenance services	81,773	Material

SK Planet Co., Ltd.	Oct. 1, 2011	Telecommunication and platform services	753,630	Material

Iriver Ltd.	Jul. 12, 2000	Audio device manufacturing	200,063	Material

Iriver Enterprise Ltd.	Jan. 14, 2014	Management of Chinese subsidiary	37,835

Iriver Inc.	Feb. 15, 2007	North America marketing and sales	2,191

Iriver China Co., Ltd.	Jun. 24, 2004	Electronic device manufacturing	2,907

DongGuan Iriver Electronics Co., Ltd.	Jul. 6, 2006	Electronic device manufacturing	117

groovers Japan Co., Ltd.	Feb. 25, 2015	Contents and information distribution	1,086

Life Design Company Japan Inc.	June 25, 2008	Japanese merchandise business	7,670

groovers Inc.	Feb. 25, 2000	Contents distribution	—

SK Telecom China Holdings Co., Ltd.	Jul. 12, 2007	Investment (holding company)	47,879

SK Global Healthcare Business Group, Ltd.	Sept. 14, 2012	Investment (SPC)	25,610

SK Planet Japan, K. K.	Mar. 14, 2012	Digital contents sourcing services	21,072

SKP GLOBAL HOLDINGS PTE, LTD.	Aug. 10, 2012	Investment (holding company)	329

Name	Date of Establishment	Principal Business	Total Assets as of Dec. 31, 2018 (millions of Won)	Material Subsidiary*

SKT Americas, Inc.	Dec. 29, 1995	Information collection and management consulting services	31,392

SKP America LLC	Jan. 27, 2012	Digital contents sourcing services	343

YTK Investment Ltd.	Jul. 1, 2010	Investment	3,307

Atlas Investment	Jun. 24, 2011	Investment	87,447	Material

SK Telecom Innovation Fund, L.P.	Jan. 15, 2016	Investment	47,879

SK Telecom China Fund I L.P.	Sept. 14, 2011	Investment	19,896

Onestore Co., Ltd.	Mar. 1, 2016	Contents distribution	116,716	Material

Shopkick Management Company, Inc.	Oct. 9, 2014	Investment	332

Shopkick, Inc.	Jun. 1, 2009	Mileage based e-commerce application development	33

SK Telecom Japan Inc.	Mar. 1, 2018	Information collection and management consulting services	—

id Quantique Ltd.	Oct. 29, 2001	QRNG technology development	—

Eleven Street Co., Ltd.	Sept. 1, 2018	E-commerce and Internet-related services	—

SK TELINK VIETNAM Co., Ltd.	Aug. 30, 2018	Sale of telecommunication devices	—

Quantum Innovation Fund I	Dec. 3, 2018	Investment	—

Life & Security Holdings Co., Ltd.	Mar. 21, 2014	Holding company	—

ADT CAPS Co., Ltd.	Jan. 22, 1971	Unmanned security	—

CAPSTEC Co., Ltd.	Jan. 1, 2005	Manned security	—

ADT SECURITY Co., Ltd.	Nov. 28, 2001	Sales and trade of anti-theft devices and surveillance devices	—

SK Infosec Co., Ltd.	Jun. 26, 2000	Information security service	—

Id Quantique LLC	Jul. 27, 2018	Quantum information and communications service	—

*	Material Subsidiary means a subsidiary with total assets of Won 75 billion or more as of the end of the latest fiscal year.
※	Total assets as of December 31, 2018 are not provided for subsidiaries established or newly consolidated during the reporting period.
※	S.M. Life Design Company Japan Inc. changed its name to Life Design Company Japan Inc.
※	On March 28, 2019, Iriver Ltd. changed its name to Dreamus Company at its general meeting of shareholders.

Changes in subsidiaries during the year ended December 31, 2018 are set forth below.

Change	Name	Remarks

Additions	SK Telecom Japan Inc.	Newly established by the Company
	groovers Inc.	Iriver Ltd. acquired control by acquiring additional equity interest
	id Quantique Ltd.	Newly acquired by the Company
	Eleven Street Co., Ltd.	Spun-off from SK Planet Co., Ltd.
	SK TELINK VIETNAM Co., Ltd.	Newly established by SK Telink Co., Ltd.
	Quantum Innovation Fund I	Newly acquired by the Company
	Life & Security Holdings Co., Ltd.	Newly acquired by the Company
	ADT CAPS Co., Ltd.	Subsidiary of Life & Security Holdings Co., Ltd.
	CAPSTEC Co., Ltd.	Subsidiary of Life & Security Holdings Co., Ltd.
	ADT SECURITY Co., Ltd.	Subsidiary of Life & Security Holdings Co., Ltd.
	SK Infosec Co., Ltd.	Newly acquired by the Company
	Id Quantique LLC	Newly established by id Quantique SA

Exclusions	11street (Thailand) Co., Ltd.	Disposed of equity investment through sale to Thailand’s PM Group (not a related party)
	Hello Nature Co., Ltd.	Lost control due to a capital increase through a third-party allotment
	SK TechX Co., Ltd.	Merged into SK Planet Co., Ltd.
	SK Planet Global PTE. Ltd.	Liquidated
	S.M. Mobile Communications JAPAN Inc.	Merged into groovers Japan Co., Ltd.
	NSOK Co., Ltd.	Merged into ADT CAPS Co., Ltd.
	SKT Vietnam PTE. Ltd.	Liquidated

A.	Corporate Legal Business Name: SK Telecom Co., Ltd.

B.	Date of Incorporation: March 29, 1984

C.	Location of Headquarters

(1)	Address: 65 Euljiro, Jung-gu, Seoul, Korea

(2)	Phone: +82-2-6100-2114

(3)	Website: http://www.sktelecom.com

D.	Major Businesses

(1)	Wireless business

The Company provides wireless telecommunications services, characterized by its competitive strengths in handheld devices, affordable pricing, network coverage and an extensive contents library. The Company continues to maintain its reputation as the unparalleled premium network operator in the 2G, 3G and LTE markets on the basis of its technological leadership and network management technology. In addition, the Company is leading the process of global technology standardization with the aim of being the world’s first to commercialize 5G technology.

In order to strengthen its sales channels, the Company has been offering a variety of fixed-line and wireless telecommunication convergence products through its subsidiary, PS&Marketing Co., Ltd. (“PS&Marketing”). PS&Marketing provides differentiated service to customers through the establishment of new sales channels and product development. Through its subsidiaries Service Ace Co., Ltd. and Service Top Co., Ltd., the Company operates customer service centers in Seoul and provides telemarketing services. Additionally, Network O&S Co., Ltd., the Company’s subsidiary responsible for the operation of the Company’s 2G to 4G networks, as well as its 5G network, provides customers with quality network services and provides the Company with technological know-how in network operations.

The Company plans to increase its profitability by strengthening its retention policy, which is the fundamental basis of competitiveness for telecommunication companies in this data-intensive era. The Company will lead the information and communication technology (“ICT”) trend by providing products through which customers can have a distinctive experience and by providing innovative services to transition to service-based competition.

In addition to the mobile network operator (“MNO”) business, the Company is building next-generation growth businesses in Internet of Things (“IoT”) solutions, artificial intelligence (“AI”) and mobility. In July 2016, the Company deployed the world’s first low-cost Low Power Wide Area Network designed to support IoT devices based on LoRa technology. In September 2016, the Company launched NUGU, the first intelligent virtual assistant service launched in Korea with Korean language capabilities based on advanced voice recognition technologies. The Company plans to further utilize its big data analysis capabilities to achieve growth in new business areas such as AI.

(2)	Fixed-line business

SK Broadband Co., Ltd. (“SK Broadband”) is engaged in providing telecommunications, broadcasting and new media services and various other services that are permitted to be carried out by SK Broadband under relevant regulations, as well as business activities that are directly or indirectly related to providing those services. In 1999, SK Broadband launched its high-speed Internet service in Seoul, Busan, Incheon and Ulsan and currently provides such services nationwide. SK Broadband also commercialized its TV-Portal service in July 2006 and its IPTV service in January 2009 upon receipt of permit in September 2008.

(3)	Other businesses

The Company is a leading player in the Korean e-commerce industry with 11st, an e-commerce platform service that connects various sellers and purchasers through its online and mobile platforms. In addition, the Company continues to expand its e-commerce businesses by providing differentiated shopping-related services covering shopping information, product search and purchases, relying on the strength of the Company’s core principles of innovation supported by its advanced technological capabilities, including AI-based commerce search technology and customized recommendations based on big data analysis. The Company seeks to continue evolving as a commerce portal by strengthening its high-margin product categories, such as fashion and beauty.

In the online-to-offline (“O2O”) area, the Company is a leading player and continues to expand its market power with OK Cashbag, Korea’s largest loyalty mileage program, SyrupWallet, which offers smart shopping services utilizing its network of business partners and information technology such as big data, and other Syrup-related services such as gifticon and 11Pay. The Company focuses on the mobile platform to connect various on- and offline commerce service platforms that provide various benefits and information at the right place and the right time to give consumers a pleasant and convenient shopping experience and retailers an integrated marketing solution to reach their target audience. The Company intends to continue its efforts to secure the market leading position in these markets.

In the location-based services business area, the Company provides real time traffic information and various local information through its T-Map Navigation service. In the digital contents business area, the Company provides high-quality digital contents in its leading mobile contents marketplace, Onestore.

The Company is also engaged in display advertising and search engine-based advertising and provides contents and other services. Display advertising provides exposure to the advertiser’s brand in the form of flash media, images or videos. Search engine-based advertising provides exposure through the search results of specific keywords entered in the NATE search engine, and is utilized mostly by small and medium-sized advertisers. The Company also derives revenue by providing contents and other services.

See “II.1. Business Overview” for more information.

E.	Credit Ratings

(1)	Corporate bonds

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification

February 19, 2016	Corporate bond	AAA (Stable)	Korea Ratings	Current rating

February 19, 2016	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating

February 19, 2016	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating

April 27, 2016	Corporate bond	AAA (Stable)	Korea Ratings	Regular rating

May 11, 2016	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Regular rating

May 12, 2016	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Regular rating

May 19, 2016	Corporate bond	AAA (Stable)	Korea Ratings	Current rating

May 20, 2016	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating

May 20, 2016	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating

April 12, 2017	Corporate bond	AAA (Stable)	Korea Ratings	Regular rating

April 12, 2017	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Regular rating

April 12, 2017	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Regular rating

April 12, 2017	Corporate bond	AAA (Stable)	Korea Ratings	Current rating

April 12, 2017	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating

April 12, 2017	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating

October 30, 2017	Corporate bond	AAA (Stable)	Korea Ratings	Current rating

October 30, 2017	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating

October 30, 2017	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating

February 5, 2018	Corporate bond	AAA (Stable)	Korea Ratings	Current rating

February 5, 2018	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating

February 6, 2018	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating

April 10, 2018	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Regular rating

April 11, 2018	Corporate bond	AAA (Stable)	Korea Ratings	Regular rating

April 16, 2018	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Regular rating

May 29, 2018	Hybrid securities	AA+ (Stable)	Korea Ratings	Current rating

August 31, 2018	Corporate bond	AAA (Stable)	Korea Ratings	Current rating

August 31, 2018	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating

August 31, 2018	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating

*

Rating definition: “AAA” – The certainty of principal and interest payment is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

*	Rating definition: “AA” – The certainty of principal and interest payment is extremely high with very low investment risk, but has slightly inferior factors compared to “AAA” rating.

(2)	Commercial paper (“CP”)

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification

January 19, 2016	Short-term bond	A1	Korea Ratings	Current rating

January 19, 2016	Short-term bond	A1	Korea Investors Service, Inc.	Current rating

January 19, 2016	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating

April 27, 2016	CP	A1	Korea Ratings	Current rating

April 27, 2016	Short-term bond	A1	Korea Ratings	Current rating

May 11, 2016	CP	A1	Korea Investors Service, Inc.	Current rating

May 11, 2016	Short-term bond	A1	Korea Investors Service, Inc.	Current rating

May 12, 2016	CP	A1	NICE Investors Service Co., Ltd.	Current rating

May 12, 2016	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating

October 26, 2016	CP	A1	Korea Ratings	Regular rating

October 26, 2016	Short-term bond	A1	NICE Investors Service Co., Ltd.	Regular rating

October 26, 2016	CP	A1	NICE Investors Service Co., Ltd.	Regular rating

October 26, 2016	Short-term bond	A1	Korea Ratings	Regular rating

November 3, 2016	CP	A1	Korea Investors Service, Inc.	Regular rating

November 3, 2016	Short-term bond	A1	Korea Investors Service, Inc.	Regular rating

April 12, 2017	CP	A1	Korea Ratings	Current rating

April 12, 2017	CP	A1	Korea Investors Service, Inc.	Current rating

April 12, 2017	CP	A1	NICE Investors Service Co., Ltd.	Current rating

April 12, 2017	Short-term bond	A1	Korea Ratings	Current rating

April 12, 2017	Short-term bond	A1	Korea Investors Service, Inc.	Current rating

April 12, 2017	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating

October 30, 2017	CP	A1	Korea Ratings	Regular rating

October 30, 2017	CP	A1	Korea Investors Service, Inc.	Regular rating

October 30, 2017	CP	A1	NICE Investors Service Co., Ltd.	Regular rating

October 30, 2017	Short-term bond	A1	Korea Ratings	Regular rating

October 30, 2017	Short-term bond	A1	Korea Investors Service, Inc.	Regular rating

October 30, 2017	Short-term bond	A1	NICE Investors Service Co., Ltd.	Regular rating

April 10, 2018	CP	A1	Korea Investors Service, Inc.	Current rating

April 10, 2018	Short-term bond	A1	Korea Investors Service, Inc.	Current rating

April 11, 2018	CP	A1	Korea Ratings	Current rating

April 11, 2018	Short-term bond	A1	Korea Ratings	Current rating

April 16, 2018	CP	A1	NICE Investors Service Co., Ltd.	Current rating

April 16, 2018	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating

August 31, 2018	CP	A1	Korea Ratings	Regular rating

August 31, 2018	CP	A1	Korea Investors Service, Inc.	Regular rating

August 31, 2018	CP	A1	NICE Investors Service Co., Ltd.	Regular rating

August 31, 2018	Short-term bond	A1	Korea Ratings	Regular rating

August 31, 2018	Short-term bond	A1	Korea Investors Service, Inc.	Regular rating

August 31, 2018	Short-term bond	A1	NICE Investors Service Co., Ltd.	Regular rating

*

Rating definition: “A1” – Timely repayment capability is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

(3)	International credit ratings

Date of credit rating	Subject of rating	Credit rating of securities	Credit rating agency	Rating type

March 30, 2016	Bonds denominated in foreign currency	A- (Stable)	S&P Global Ratings	Regular rating

July 20, 2016	Bonds denominated in foreign currency	A- (Stable)	S&P Global Ratings	Regular rating

October 24, 2016	Bonds denominated in foreign currency	A- (Stable)	Fitch Ratings	Regular rating

October 23, 2017	Bonds denominated in foreign currency	A- (Stable)	Fitch Ratings	Regular rating

April 8, 2018	Bonds denominated in foreign currency	A- (Stable)	S&P Global Ratings	Current rating

April 9, 2018	Bonds denominated in foreign currency	A3 (Stable)	Moody’s Investors Service	Current rating

May 8, 2018	Bonds denominated in foreign currency	A- (Stable)	S&P Global Ratings	Regular rating

May 10, 2018	Bonds denominated in foreign currency	A3 (Negative)	Moody’s Investors Service	Regular rating

October 15, 2018	Bonds denominated in foreign currency	A- (Negative)	Fitch Ratings	Regular rating

(4)	Listing (registration or designation) of Company’s shares and special listing status

Listing (registration or designation) of stock	Date of listing (registration or designation)	Special listing	Special listing and applicable regulations

KOSPI Market of Korea Exchange	November 7, 1989	Not applicable	Not applicable

2. Company History

June 2015: Comprehensive exchange of shares of SK Broadband

April 2016: The spin-off and merger of the location-based services business and the mobile phone verification services business of SK Planet Co., Ltd. (“SK Planet”)

December 2017: Comprehensive exchange of shares of SK Telink Co., Ltd. (“SK Telink”)

December 2018: Comprehensive exchange of shares of SK Infosec Co., Ltd. (“SK Infosec”)

A.	Location of Headquarters

•	22 Dohwa-dong, Mapo-gu, Seoul (July 11, 1988)

•	16-49 Hangang-ro 3-ga, Yongsan-gu, Seoul (November 19, 1991)

•	267 Namdaemun-ro 5-ga, Jung-gu, Seoul (June 14, 1995)

•	99 Seorin-dong, Jongro-gu, Seoul (December 20, 1999)

•	65 Euljiro, Jung-gu, Seoul (December 13, 2004)

B.	Significant Changes in Management

At the 30th General Meeting of Shareholders held on March 21, 2014, Jae Hoon Lee was elected as an independent director and Jae Hyeon Ahn was elected as an independent director and member of the audit committee of the Company’s board of directors. At the 31st General Meeting of Shareholders held on March 20, 2015, Dong Hyun Jang was elected as an inside director. At the 32nd General Meeting of Shareholders held on March 18, 2016, Dae Sik Cho was re-elected as an inside director and Dae Shick Oh was re-elected as an independent director and member of the audit committee of the Company’s board of directors. At the 33rd General Meeting of Shareholders held on March 24, 2017, Jung Ho Park was elected as an inside director and Dae Sik Cho was elected as a non-executive director. Jae Hoon Lee and Jae Hyeon Ahn were re-elected as independent directors and members of the audit committee and Jung Ho Ahn was elected as an independent director. At the 34th General Meeting of Shareholders held on March 21, 2018, Young Sang Ryu was elected as an inside director and Youngmin Yoon was elected as an independent director and member of the audit committee of the Company’s board of directors. At the 35th General Meeting of Shareholders held on March 26, 2019, Seok-Dong Kim was elected as an independent director and member of the audit committee of the Company’s board of directors.

C.	Change in Company Name

On March 23, 2012, SK hynix Inc., which became a subsidiary in February 2012, changed its name to SK hynix Inc. from Hynix Semiconductor Inc. in accordance with a resolution at its general meeting of shareholders.

On January 2, 2017, SK M&Service Co., Ltd., one of the Company’s subsidiaries, changed its name to SK M&Service Co., Ltd. from M&Service Co., Ltd. in accordance with a resolution at its general meeting of shareholders on December 26, 2016.

On March 23, 2017, Neosnetworks Co., Ltd., one of the Company’s subsidiaries, changed its name to NSOK Co., Ltd., from Neosnetworks Co., Ltd., in accordance with a resolution at its general meeting of shareholders.

On March 28, 2019, Iriver Ltd., one of the Company’s subsidiaries, changed its name to Dreamus Company in accordance with a resolution at its general meeting of shareholders.

D.	Mergers, Acquisitions and Restructuring

(1)	Acquisition of shares of PS&Marketing

On February 20, 2014, the board of directors of the Company resolved to invest an additional Won 100 billion (20 million common shares) into PS&Marketing, an affiliated company, in order to increase its mid- to long-term competitiveness in distribution. The date of investment was April 2, 2014, and the cumulative investment amount totaled Won 330 billion.

(2)	Disposition of shares of iHQ Inc.

On March 10, 2014, the Company disposed of 3,790,000 shares (its 9.4% equity share) of iHQ Inc. to rebalance its investment portfolio.

(3)	Acquisition of shares of NSOK Co., Ltd. (“NSOK”) (formerly, Neosnetworks Co., Ltd.)

In order to acquire a new growth engine, the Company acquired a controlling stake in NSOK, a building security company, with the purchase of 31,310 shares (a 66.7% equity interest) of NSOK on April 2, 2014. The Company acquired an additional 50,377 shares in NSOK in April 2015 through a rights offering, resulting in an increase of its ownership to 83.9%.

(4)	Acquisition of shares of Iriver

On August 13, 2014, the Company purchased 10,241,722 shares (a 39.3% equity interest) of Iriver Ltd. (“Iriver”) from Vogo-Rio Investment Holdings Co., Ltd. and KGF-Rio Limited in order to foster application development and smartphone accessories as part of the Company’s growth engines. The Company holds a 48.9% equity interest of Iriver by acquiring additional shares in its rights offering. The Company does not hold a majority of the voting rights of Iriver but the Company has concluded that it has effective control, as it holds significantly more voting rights than any other shareholder or any organized group of shareholders.

(5)	Acquisition of shares of Shopkick, Inc. (“Shopkick”)

On October 10 2014, SK Planet America LLC, a subsidiary of the Company, acquired (through its 95.2%-owned subsidiary Shopkick Management Company, Inc.) a 100.0% ownership interest in Shopkick, a developer of a shopping app for mobile devices that provides benefits to customers for visiting stores, in order to penetrate the mobile commerce market in the United States. In the first half of 2016, SK Planet America LLC acquired all remaining shares of Shopkick Management Company, Inc.

(6)	Disposition of Shenzen E-Eye shares

In 2014, the Company entered into an agreement to dispose of its equity interest in Shenzen E-eye in order to focus its business portfolio on high-growth business areas in the Chinese ICT market. The sale was completed on March 23, 2015.

(7)	Disposition of a portion of KEB Hana Card shares

On April 3, 2015, the Company sold 27,725,264 shares (10.4% out of the 25.4% equity interest the Company held prior to the sale) of KEB Hana Card Co., Ltd. to Hana Financial Group in cash. With the proceeds of such sale (Won 180 billion), the Company acquired equity interests in Hana Financial Group on April 17, 2015 through participation in a rights offering by Hana Financial Group. The Company plans to maintain its strategic alliance and pursue opportunities to create synergies with, Hana Financial Group.

(8)	Comprehensive share exchange of SK Broadband

On March 20, 2015, the Company’s board of directors resolved to approve a share exchange transaction through which the Company acquired all of the shares of SK Broadband that it did not otherwise own in exchange for its treasury shares such that SK Broadband became a wholly-owned subsidiary of the Company.

•	Share exchange ratio: Shareholders of one common share of SK Broadband were allotted 0.0168936 common shares of SK Telecom

•	Shares exchanged: 2,471,883 registered common shares of SK Telecom

•	Date of share exchange agreement: March 23, 2015

•	Record date: April 6, 2015

•	Announcement date for the proceeding of the share exchange as a small-scale share swap: April 6, 2015

•	Meeting of board of directors for approval of the share exchange: May 6, 2015

•	Date of the share exchange: June 9, 2015

(9)	Establishment of Entrix Co., Ltd.

In July 2015, SK Planet spun off its cloud streaming division and established Entrix Co., Ltd. The Company exchanged 1,300,000 shares of SK Planet for 1,300,000 shares of Entrix at the time of the spin-off and later acquired an additional 2,857,000 shares by participating in the recapitalization.

(10)	Additional capital raise by NanoEnTek Inc.

In 2015, the Company acquired 1,090,155 shares through the additional capital raise by NanoEnTek.

(11)	Reclassification of Packet One Networks’ accounts

In 2015, the Company reclassified its investments in Packet One from investments in associates and joint ventures to assets classified as held for sale as the Company no longer had significant control over Packet One. The difference between the book value and the fair value of Won 37.4 billion at the time of reclassification was recognized as impairment loss.

(12)	Acquisition of shares of SK Communications Co., Ltd. (“SK Communications”)

On October 1, 2015, the Company became the largest shareholder of SK Communications with a 64.54% equity interest through dividends in kind from SK Planet of 26,523,815 shares and the purchase of 1,506,130 shares over-the-counter.

(13)	Acquisition of shares of CJ HelloVision Co., Ltd. (“CJ HelloVision”)

On November 2, 2015, the Company’s board of directors resolved to approve the acquisition of CJ HelloVision’s shares from CJ O Shopping Co., Ltd. (“CJ O Shopping”) and on the same day, entered into a share purchase agreement with CJ O Shopping. In addition, on November 2, 2015, SK Broadband’s board of directors resolved to approve the merger of SK Broadband with CJ HelloVision and on the same day, entered into a merger agreement with CJ HelloVision and the closing of the merger was conditioned upon receipt of regulatory approval from relevant authorities. On July 25, 2016, the Company notified CJ O Shopping of the termination of the share purchase agreement and SK Broadband notified CJ HelloVision of the termination of the merger agreement, as the Korea Fair Trade Commission on July 18, 2016 denied approval of the proposed merger, which was a closing condition to the consummation of the merger.

(14)	Tender offer of shares of CJ HelloVision

From November 2, 2015 to November 23, 2015, the Company purchased 6,671,933 shares of CJ HelloVision in a tender offer for up to 10,000,000 shares, paying Won 12,000 per share. Through this tender offer, the Company acquired an 8.61% equity interest in CJ HelloVision.

(15)	Establishment of SK TechX Co., Ltd. and Onestore

In March 2016, SK Planet spun off its platform business and T Store business and established SK TechX Co., Ltd. (“SK TechX”) and Onestore. The Company exchanged 12,323,905 shares of SK Planet for 6,323,905 shares of SK TechX and 6,000,000 shares of Onestore at the time of the spin-off. The Company later acquired an additional 4,409,600 shares of Onestore at a purchase price of Won 22 billion by participating in the follow-on rights offering. The Company did not participate in the subsequent follow-on rights offering and as of December 31, 2018, the Company had a 65.5% interest in Onestore.

(16)	Spin-off and merger of SK Planet’s location-based services business and mobile phone verification services business

Through the merger of SK Planet’s location-based services business and mobile phone verification services business into SK Telecom, the Company seeks to provide a solid base for continued growth, especially in the next generation platform business, and SK Planet plans to further concentrate its resources on its commerce business. The spin-off and merger was effective as of April 5, 2016 and was registered as of April 7, 2016. SK Planet is a wholly-owned subsidiary of the Company, and as the Company did not issue any new shares in connection with the merger, there was no change in the share ownership of the Company.

(17)	Establishment of Hana-SK Fintech Corporation

In order to provide an everyday finance platform, the Company entered into a joint venture agreement with Hana Financial Group, in accordance with the resolution of the Company’s board of directors on July 28, 2016. Combining the Company’s leading mobile technology and big data analysis capabilities with Hana Financial Group’s financial service, Hana-SK Fintech Corporation plans to provide innovative mobile financial services such as mobile asset management, easy payment and overseas wire transfer services. SK Telecom holds a 49% equity stake in the joint venture, and Hana Financial Group holds the remaining 51%. Service of the everyday finance platform Finnq officially launched in the third quarter of 2017.

(18)	Capital contribution of shares of NSOK for new shares of SK Telink

On October 25, 2016, the Company made a capital contribution of all shares of NSOK owned by the Company to SK Telink in exchange for 219,967 newly issued shares of SK Telink, which resulted in an increase of the Company’s equity interest in SK Telink to 85.86%.

(19)	Acquisition of shares of SM Mobile Communications

In October 2016, the Company transferred the media platform businesses Hotzil and 5Ducks to SM Mobile Communications in exchange for 1,200,000 shares of SM Mobile Communications. As a result, the Company owned a 46.2% equity interest in SM Mobile Communications as of December 31, 2018.

(20)	Exchange of shares of SK Communications

On November 24, 2016, the Company’s board of directors resolved to approve the payment of cash consideration in lieu of the issuance of shares of the Company in a comprehensive exchange of shares of SK Communications. The amount of cash consideration was based on a share exchange ratio of one common share of the Company to 0.0125970 common share of SK Communications. In February 2017, SK Communications became a wholly-owned subsidiary of the Company.

(21)	Acquisition of shares of Iriver

The Company acquired 4,699,248 shares of Iriver at a purchase price of Won 5,320 in connection with a capital contribution. The Company’s equity interest in Iriver following the acquisition is 45.9%. See “Report on Important Business Matters (Decision on Capital Increase)” filed on July 17, 2017 by Iriver for more information.

(22)	Acquisition of newly issued shares of SK China Company Limited (“SK China”)

On July 28, 2017, the Company acquired newly issued shares of SK China to find investment opportunities in ICT and other promising areas of growth in China. In exchange for newly issued shares of SK China, the Company contributed its full equity interest in each of SKY Property Management Limited (“SKY”) and SK Industrial Development China Co., Ltd. (“SK IDC”) as well as cash, equal to the following amounts: 1) SKY stock: USD 276,443,440.64, 2) SK IDC stock: USD 108,072,007.67 and 3) Cash: USD 100,000,000.00. As a result of the acquisition, the Company holds 10,928,921 shares and a 27.27% of equity interest in SK China. See “Report on Decision on Acquisition of SK China Shares” filed by the Company on July 28, 2017 for more information about this transaction.

(23)	Exchange of shares of SK Telink

On September 28, 2017, the Company disclosed a resolution approving the payment of cash consideration in lieu of the issuance of shares of SK Telecom in an exchange of shares of SK Telink. The amount of cash consideration was based on a share exchange ratio of 1:1.0687714. The exchange was completed on December 14, 2017, upon which exchange SK Telink became a wholly-owned subsidiary of the Company.

(24)	Acquisition of shares of FSK L&S Co., Ltd.

On February 6, 2016, the Company acquired 2,415,750 shares of FSK L&S Co., Ltd. at a purchase price of Won 17.8 billion from SK Holdings to utilize its logistics sharing infrastructure with its counterparties and pursue new business opportunities. As a result of the acquisition, the Company had a 60% equity interest in FSK L&S Co., Ltd.

(25)	Acquisition of shares of id Quantique SA

In order to increase the value of the Company by enhancing its position as the top MNO through utilizing quantum cryptography and by generating returns from its global business, the Company acquired an additional 41,157,506 shares of id Quantique SA on April 30, 2018. As a result, the Company owns a total of 58.1% of the issued and outstanding shares (44,157,506 shares), and has acquired control, of id Quantique SA.

(26)	Acquisition of shares of Siren Holdings Korea Co., Ltd.

The Company acquired shares of Siren Holdings Korea Co., Ltd. (“SHK”), which wholly owns ADT CAPS Co., Ltd. (“ADT CAPS”), in order to strengthen its security business and expand its residential customer base. See “Report on Decision on Acquisition of Shares of Siren Holdings Korea Co., Ltd.” filed on May 8, 2018 for more information.

*

Siren Investments Korea Co., Ltd. merged with and into SHK with SHK as the surviving entity, following which CAPSTEC Co., Ltd. and ADT Security Co., Ltd., which were subsidiaries of ADT CAPS, became subsidiaries of SHK.

*	SHK changed its name to Life & Security Holdings Co., Ltd. in accordance with a resolution at its extraordinary meeting of shareholders on October 23, 2018.

(27)	Capital increase of Iriver

On July 26, 2018, the board of directors of Iriver, a subsidiary of the Company, resolved to approve a capital increase of Won 70,000 million through third-party allotment and subsequently issued 7,990,867 common shares. The Company participated in the capital increase and paid Won 65,000 million to subscribe 7,420,091 common shares of Iriver on August 10, 2018, resulting in an increase of the Company’s ownership interest from 45.9% to 53.7%.

(28)	Exchange of shares of SK Infosec

On October 26, 2018, the Company announced the decision of its board of directors to approve the comprehensive exchange of shares of SK Infosec for shares of the Company. The share exchange ratio was one common share of the Company to 0.0997678 common share of SK Infosec. The share exchange was completed on December 27, 2018, upon which SK Infosec became a wholly-owned subsidiary of the Company.

[SK Broadband]

(1)	Share Exchange

On March 20, 2015, the board of directors of SK Broadband resolved to approve the comprehensive exchange of shares of SK Broadband for shares of the Company. The share exchange was approved at the extraordinary meeting of shareholders held on May 6, 2015. Subsequent to the share exchange, the Company became the parent company of SK Broadband with 100% ownership and remained a listed corporation on the KRX KOSPI Market, and SK Broadband became a wholly-owned subsidiary of the Company and was delisted from the KRX KOSDAQ Market. There was no change in the share ownership interest of the Company’s existing shareholders or the Company’s management in connection with the Share Exchange.

(2)	Merger among Subsidiaries and Affiliates

On July 29, 2015, the board of directors of SK Broadband approved the acquisition of SK Planet’s Hoppin business through a spin-off and subsequent merger transaction pursuant to Article 530-2 of the Korean Commercial Code, with both SK Broadband and SK Planet remaining as existing companies. The spin-off and subsequent merger were effective as of September 1, 2015, and on the same day, SK Broadband issued 2,501,125 new common shares resulting from the merger, allotting 0.0349186 common shares of SK Broadband per one common share of SK Planet to SK Telecom, SK Planet’s sole shareholder.

(3)	Merger with CJ HelloVision

On November 2, 2015, SK Broadband’s board of directors resolved to approve the merger of SK Broadband with CJ HelloVision such that CJ HelloVision would be the surviving entity and SK Broadband would be the non-surviving entity. The largest shareholder of the merged entity would be SK Telecom with an equity interest of 78.35%. On February 26, 2016, the entry into the merger agreement was resolved as proposed by SK Broadband’s shareholders.

On July 25, 2016, SK Broadband notified CJ HelloVision of the termination of the merger agreement, as the Korea Fair Trade Commission on July 18, 2016 denied approval of the proposed merger, which was a closing condition to the consummation of the merger. On July 27, 2016, SK Broadband’s board of directors resolved to terminate the merger agreement as proposed. Subsequently, the merger agreement is no longer effective and all procedures related to the merger, including the issuance of new shares, were terminated.

(4)	Establishment of a subsidiary

On May 23, 2017, SK Broadband’s board of directors resolved to approve the establishment of a subsidiary. On June 5, 2017, SK Broadband established Home & Service Co., Ltd. (“Home & Service”), a subsidiary responsible for the management of customer service operations, in order to enhance SK Broadband’s competitiveness by strengthening its customer service and strategically developing its home Value Delivery channel and to create quality jobs. Home & Service was incorporated by SK Broadband under the Korean Commercial Code. The subsidiary was capitalized at Won 46 billion (9,200,000 shares with par value of Won 5,000 per share), and SK Broadband holds a 100% equity interest. The Korea Fair Trade Commission approved the subsidiary’s incorporation as an SK affiliate on July 1, 2017, from which arises a duty to report to the Fair Trade Commission.

(5)	Spin-off

On August 16, 2017, SK Broadband’s board of directors resolved to approve the spin-off of its T-commerce subsidiary to enhance the competitiveness and managerial efficiency of its T-commerce business (data broadcasting and commercial retail platform service through TV home shopping channels) through a spin-off and subsequent establishment of a subsidiary pursuant to Article 530-2 and 530-12 of the Korean Commercial Code, with both companies from the simple vertical spin-off remaining as existing companies. The spin-off was effective as of December 1, 2017, and the subsidiary was capitalized at Won 15 billion (3,000,000 shares with par value of Won 5,000 per share), with SK Broadband holding a 100% equity interest. The Korea Fair Trade Commission approved the subsidiary’s incorporation as an SK affiliate on January 1, 2018, from which arises a duty to report to the Fair Trade Commission.

[SK Planet]

On May 29, 2015, the board of directors of SK Planet resolved to spin off its cloud streaming division on July 1, 2015 in order to strengthen its business capabilities and expand overseas. The spin-off ratio was 0.9821740 for the surviving company to 0.0178260 for the newly-established company, and the capital reduction ratio was 1.7825968%.

On July 29, 2015, the board of directors of SK Planet resolved to spin off its Hoppin business, which was merged into SK Broadband on September 1, 2015, in order to unify capabilities within the business and maximize synergies to improve its competitive power in the Korean and international mobile media market. SK Planet issued 2,501,125 new common shares in connection with this transaction, and the merger ratio between SK Planet and SK Broadband was 0.0349186:1.

On December 29, 2015, the board of directors of SK Planet resolved to merge Commerce Planet Co., Ltd., its wholly-owned subsidiary, into SK Planet to generate synergies by uniting capabilities to promote its commerce business. The merger was effective as of February 1, 2016, and SK Planet did not issue any new shares in connection with the merger.

Effective as of March 1, 2016, SK Planet spun off its platform business and T Store business in order to enhance the competitiveness of each business for future growth.

Effective as of April 5, 2016, SK Planet spun off its location-based services business and mobile phone verification services business and merged them into the Company in order to further concentrate its resources on its commerce business.

On May 29, 2017, the board of directors of SK Planet resolved to transfer the operations and assets related to its BENEPIA business for Won 7.5 billion to SK M&Service Co., Ltd. as of July 1, 2017.

On July 17, 2017, the board of directors of SK Planet resolved to (1) spin-off SK Planet’s advertising agency business as a newly established company, SM Contents & Communications, in order to strengthen the competitiveness of the business for future growth, which spin-off was effective as of October 1, 2017 and (2) sell 100% of its shares of SM Contents & Communications to SM Culture & Contents Co., Ltd. to further concentrate business capabilities and efficiently allocate management resources. The closing date of the sale transaction was October 24, 2017.

On June 19, 2018, the board of directors of SK Planet resolved to spin off its 11st business (including Scinic, Gifticon and 11pay) into a newly established company, effective as of September 1, 2018, in order to enhance the level of specialization and competitiveness of its businesses by strengthening their core competencies and obtain further growth potential of the businesses. See the “Report on Decision on Spin-off of SK Planet’s 11st Business” filed on June 19, 2018 for more information.

On June 19, 2018, the board of directors of SK Planet resolved to merge SK TechX with and into SK Planet, effective as of September 1, 2018, with a merger ratio between SK Planet and SK TechX of 1:3.0504171, in order to enhance management efficiency and create synergies. See the “Report on Decision on Merger of SK TechX into SK Planet” filed on June 19, 2018 for more information.

[SK Telink]

(1)	Acquisition of shares of NSOK

In accordance with the resolution of its board of directors on September 22, 2016, SK Telink received a capital contribution of 408,435 shares (an 83.9% equity interest) of NSOK owned by SK Telecom. On October 25, 2016, SK Telink acquired the remaining 78,200 outstanding shares (a 16.1% equity interest) of NSOK, pursuant to which NSOK became a wholly-owned subsidiary of SK Telink.

In accordance with the resolution of its board of directors on April 12, 2017, SK Telink acquired 525,824 additional shares of NSOK pursuant to a rights offering for an aggregate amount of Won 40.0 billion (or Won 76,071 per share), resulting in SK Telink’s ownership of 1,012,459 shares (a 100% equity interest) of NSOK.

(2)	Comprehensive exchange of shares

On September 28, 2017, SK Telink’s board of directors approved a comprehensive exchange of shares with SK Telecom, pursuant to which SK Telecom would acquire SK Telink’s remaining outstanding shares for cash consideration in lieu of issuance of shares of SK Telecom. The share exchange agreement was subsequently approved at the extraordinary general meeting of shareholders held on November 9, 2017.

Following the exchange, there were no changes to SK Telecom’s share ownership interest level or to management structure, and SK Telecom and SK Telink will remain as corporate entities. SK Telink became a wholly-owned subsidiary of SK Telecom and remains as an unlisted corporation, while SK Telecom remains as a listed corporation. See “Report on Cash Consideration for Shares of SK Telink Co., Ltd.” filed on September 29, 2017 for more information about this transaction.

(3)	Disposal of NSOK shares

Pursuant to the resolution of its board of directors on October 8, 2018, SK Telink entered into an agreement to sell 1,012,459 shares of NSOK (representing a 100.00% equity interest) to Life & Security Holdings Co., Ltd. The date of sale was October 10, 2018, and the sale consideration amount was Won 100 billion. See “Report on Disposal of Shares of Related Party” filed on October 8, 2018 by SK Telink for more information about this transaction.

[NSOK]

(1)

On March 31, 2015, NSOK acquired the unmanned electronic security business of Joeun Safe to expand its unmanned security business The acquisition cost, which had been reported on January 5, 2015 as Won 19.4 billion, was subject to adjustment depending on the customer transfer rate. The final acquisition cost was determined to be Won 16.9 billion.

(2)

NSOK decided to merge itself into ADT CAPS to create synergies and achieve management efficiency through the combination of assets, technology and management resources. The effective date of the merger was December 1, 2018, and the merger ratio was 1:0. See “Report on Decision to Merge NSOK” filed on October 10, 2018 for more information about this transaction.

[SK Communications]

(1)	Disposition of the Cyworld service

Pursuant to the resolution of its board of directors on March 6, 2014, SK Communications sold its Cyworld service and certain related assets to Cyworld Co., Ltd. for Won 2.8 billion on April 8, 2014.

(2)	Change in the largest shareholder

On September 24, 2015, SK Telecom and SK Planet entered into a share transfer agreement to transfer all of the shares of SK Communications held by SK Planet to SK Telecom. The agreement became effective on October 1, 2015, making SK Telecom the largest shareholder of SK Communications.

(3)	Comprehensive share exchange

Pursuant to the resolution of its board of directors on November 24, 2016, SK Communications entered into a comprehensive share exchange agreement with SK Telecom on November 25, 2016. Upon the consummation of the share exchange on February 7, 2017, SK Communications became a wholly-owned subsidiary of SK Telecom.

[PS&Marketing]

On February 20, 2014, the board of directors of PS&Marketing resolved to acquire the retail distribution business, including related assets, liabilities, contracts and human capital of the information technology and mobile wing of SK Networks. On the same day, the board of directors of PS&Marketing also resolved to acquire retail stores, including their assets and liabilities, of LCNC Co., Ltd (“LCNC”). The acquisitions were completed on April 30, 2014 at a purchase price of Won 124.5 billion for the assets acquired from SK Networks and a purchase price of Won 10 billion for the assets acquired from LCNC.

[Iriver]

(1)	Merger of Iriver CS Co., Ltd. (“Iriver CS”)

Pursuant to the resolution of its board of directors on November 18, 2014, Iriver decided to merge with Iriver CS, its wholly-owned subsidiary, with Iriver as the surviving entity. The merger was completed based on the merger ratio of 1:0 with no capital increase. The merger and merger registration were completed on January 31, 2015 and February 2, 2015, respectively.

(2)	Acquisition of shares of S.M. Life Design Company Japan Inc.

Pursuant to the resolution of its board of directors on July 17, 2017, Iriver approved a contract to acquire a total of 1,000,000 shares of S.M. Life Design Company Japan Inc. (a 100% equity interest) from S.M. Entertainment Japan Co., Ltd. with the purposes of entering foreign markets and maximizing business synergy. Iriver acquired control of S.M. Life Design Company Japan Inc. upon its completion of payment for the shares on September 1, 2017.

(3)	Merger of S.M. Mobile Communications JAPAN Inc.

Pursuant to the resolution of its board of directors on July 17, 2017, Iriver decided to merge with S.M. Mobile Communications JAPAN Inc., a contents and information distribution company, with the purpose of reinforcing its contents based device business and enhancing managerial efficiency. As of October 1, 2017, Iriver merged S.M. Mobile Communications JAPAN Inc. into it with a merger ratio of 1:1.6041745, based on which Iriver issued 4,170,852 new common shares.

(4)	Acquisition of shares of groovers Inc.

On February 23, 2018, the Company acquired 414,000 additional shares (a 55.8% equity interest) of groovers Inc. (“Groovers”), which provides high quality sound services such as FLAC (Free Lossless Audio Codec), MQS (Mastering Quality Sound) and DSD (Direct Stream Digital) from NHN Bugs Corp. and individuals. As a result, the Company acquired control of Groovers as its equity interest therein increased from 44.2% to 100%.

(5)	Acquisition of important assets (Supply and distribution rights for music and digital contents)

On February 28, 2018, the Company entered into an agreement with S.M. Entertainment Co., Ltd. to acquire supply and distribution rights for music and digital contents of S.M. Entertainment Co., Ltd., JYP Entertainment Corporation and Big Hit Entertainment. Through this arrangement, the Company plans to increase sales by entering the music and sound recording industries and to create synergies through strategic alliances.

(6)	Merger between subsidiaries

In order to achieve management efficiency and maximize organizational operation synergies, groovers Japan Co., Ltd. and SM Mobile Communications Japan Inc., each of which is a Japanese subsidiary of the Company, completed their merger with groovers Japan Co., Ltd. as the surviving entity, effective as of July 1, 2018.

(7)	Investment in Groovers

On July 26, 2018, the board of directors of the Company resolved to make an equity investment of Won 11,000 million (2,200,000 common shares) in Groovers for the purposes of providing operating funds to improve its financial structure and pursue new businesses. Payment was completed on July 27, 2018, and the Company’s ownership interest after such equity investment is 100%.

(8)	Transfer of Music Mate business between Groovers and SK TechX

On August 31, 2018, pursuant to the resolutions of its board of directors and the extraordinary meeting of shareholders, each of which was held on June 28, 2018, Groovers acquired all properties, assets and rights related to the Music Mate streaming service from SK TechX for Won 3,570 million.

[SK M&Service]

(1)	Acquisition of SK Planet’s BENEPIA business

Pursuant to the resolutions of its board of directors and its extraordinary shareholders meeting held on May 29, 2017, SK M&Service decided to acquire SK Planet’s BENEPIA business (including agency service for the Flexible Benefit Plan and related tangible and intangible assets, goodwill, systems, etc.) for Won 7.5 billion on July 1, 2017.

E.	Other Important Matters related to Management Activities

[SK Telecom]

(1)	Issuance of bonds

On May 14, 2014, the Company issued four tranches of fixed-rate unsecured bonds in the principal amounts of Won 50 billion (with an annual interest rate of 3.301% and a maturity date of May 14, 2019), Won 150 billion (with an annual interest rate of 3.637% and a maturity date of May 14, 2024), Won 50 billion (with embedded options, an annual interest rate of 4.725% and a maturity date of May 14, 2029), and Won 50 billion (with embedded options, an annual interest rate of 4.72% and a maturity date of May 14, 2029).

On October 28, 2014, the Company issued three tranches of fixed-rate unsecured bonds in the principal amounts of Won 160 billion (with an annual interest rate of 2.53% and a maturity date of October 28, 2019), Won 150 billion (with an annual interest rate of 2.66% and a maturity date of October 28, 2021), and Won 190 billion (with an annual interest rate of 2.82% and a maturity date of October 28, 2024).

On February 26, 2015, the Company issued three tranches of fixed-rate unsecured bonds in the principal amounts of Won 100 billion (with an annual interest rate of 2.40% and a maturity date of February 26, 2022, Won 150 billion (with an annual interest rate of 2.49% and a maturity date of February 26, 2025), and Won 50 billion (with an annual interest rate of 2.61% and a maturity date of February 26, 2030).

On July 17, 2015, the Company issued four tranches of fixed-rate unsecured bonds in the principal amounts of Won 90 billion (with an annual interest rate of 1.89% and a maturity date of July 17, 2018), Won 70 billion (with an annual interest rate of 2.66% and a maturity date of July 17, 2025), Won 90 billion (with an annual interest rate of 2.82% and a maturity date of July 17, 2030), and Won 50 billion (with an annual interest rate of 3.40% and a maturity date of July 17, 2030).

On November 30, 2015, the Company issued four tranches of fixed-rate unsecured bonds in the principal amounts of Won 80 billion (with an annual interest rate of 2.073% and a maturity date of November 30, 2018), Won 100 billion (with an annual interest rate of 2.550% and a maturity date of November 30, 2025), Won 70 billion (with an annual interest rate of 2.749% and a maturity date of November 30, 2035), and Won 50 billion (with embedded options, an annual interest rate of 3.100% and a maturity date of November 30, 2030).

On March 4, 2016, the Company issued four tranches of fixed-rate unsecured bonds in the principal amounts of Won 70 billion (with an annual interest rate of 1.651% and a maturity date of March 4, 2019), Won 100 billion (with an annual interest rate of 1.802% and a maturity date of March 4, 2021), Won 90 billion (with an annual interest rate of 2.077% and a maturity date of March 4, 2026), and Won 80 billion (with an annual interest rate of 2.243% and a maturity date of March 4, 2036).

On June 3, 2016, the Company issued four tranches of fixed-rate unsecured bonds in the principal amounts of Won 50 billion (with an annual interest rate of 1.621% and a maturity date of June 3, 2019), Won 50 billion (with an annual interest rate of 1.709% and a maturity date of June 3, 2021), Won 120 billion (with an annual interest rate of 1.973% and a maturity date of June 3, 2026), and Won 50 billion (with an annual interest rate of 2.172% and a maturity date of June 3, 2031).

On April 25, 2017, the Company issued four tranches of fixed-rate unsecured bonds in the principal amounts of Won 60 billion (with an annual interest rate of 1.925% and a maturity date of April 25, 2020), Won 120 billion (with an annual interest rate of 2.168% and a maturity date of April 25, 2022), Won 100 billion (with an annual interest rate of 2.552% and a maturity date of April 25, 2027), and Won 90 billion (with an annual interest rate of 2.649% and a maturity date of April 25, 2032).

On November 10, 2017, the Company issued three tranches of fixed-rate unsecured bonds in the principal amounts of Won 100 billion (with an annual interest rate of 2.388% and a maturity date of November 10, 2020), Won 80 billion (with an annual interest rate of 2.634% and a maturity date of November 10, 2022), and Won 100 billion (with an annual interest rate of 2.840% and a maturity date of November 10, 2027).

On February 20, 2018, the Company issued four tranches of fixed-rate unsecured bonds in the principal amounts of Won 110 billion (with an annual interest rate of 2.572% and a maturity date of February 20, 2021), Won 100 billion (with an annual interest rate of 2.806% and a maturity date of February 20, 2023), Won 200 billion (with an annual interest rate of 3.004% and a maturity date of February 20, 2028) and Won 90 billion (with an annual interest rate of 3.016% and a maturity date of February 20, 2038).

On April 16, 2018, the Company issued fixed-rate U.S. dollar-denominated bonds in the principal amount of US$500 million (with an annual interest rate of 3.75% and a maturity date of April 16, 2023).

On September 17, 2018, the Company issued three tranches of fixed-rate unsecured bonds in the principal amounts of Won 100 billion (with an annual interest rate of 2.098% and a maturity date of September 17, 2021), Won 150 billion (with an annual interest rate of 2.330% and a maturity date of September 17, 2023) and Won 50 billion (with an annual interest rate of 2.436% and a maturity date of September 17, 2038).

(2)	Issuance of hybrid securities

In 2018, the Company issued an aggregate of Won 400 billion principal amount of hybrid securities in the form of two series of unguaranteed subordinated bonds, Won 300 billion of which have an annual interest rate of 3.704% and Won 100 billion of which have an annual interest rate of 3.654%. Both of such interest rates are based on the five-year Korean government bond yield plus a spread. For both series of the hybrid securities, an additional spread of 0.25% is payable beginning ten years from the date of issuance and an additional spread of 0.75% is payable after 25 years from the date of issuance. The maturity date of the hybrid securities is June 7, 2078, which can be extended by the Company without any notice or announcement.

[SK Broadband]

SK Broadband acquired subscribership of regional cable and other service providers on several different occasions. Such acquisitions were intended to secure a stable subscriber base for its broadband Internet service and, at the same time, increase the service coverage area. Because such acquisitions were conducted on a relatively small scale and involved the purchase of subscribership, SK Broadband did not believe that such acquisitions rose to the level of purchasing an entire business line from another company or were likely to have a material impact on its business, and therefore decided that such acquisitions did not require resolutions of its shareholders.

3. Total Number of Shares

A.	Total Number of Shares

(As of December 31, 2018)		(Unit: in shares)
Classification	Share type			Remarks
	Common shares	Preferred shares	Total
I. Total number of authorized shares	220,000,000	—	220,000,000	—
II. Total number of shares issued to date	89,278,946	—	89,278,946	—
III. Total number of shares retired to date	8,533,235	—	8,533,235	—
a. reduction of capital	—	—	—	—
b. retirement with profit	8,533,235	—	8,533,235	—
c. redemption of redeemable shares	—	—	—	—
d. others	—	—	—	—
IV. Total number of shares (II-III)	80,745,711	—	80,745,711	—
V. Number of treasury shares	8,875,883	—	8,875,883	—
VI. Number of shares outstanding (IV-V)	71,869,828	—	71,869,828	—

B.	Treasury Shares

(1)	Acquisitions and dispositions of treasury shares

(As of December 31, 2018)								(Unit: in shares)
			Type of shares	At the beginning of period	Changes			At the end of period
Acquisition methods					Acquired (+)	Disposed (-)	Retired (-)
Acquisition pursuant to the Financial Investment Services and Capital Markets Act of Korea (“FSCMA”)	Direct acquisition	Direct acquisition from market	Common shares	10,136,551	—	1,260,668	—	8,875,883
			Preferred shares	—	—	—	—	—
		Direct over-the- counter acquisition	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Tender offer	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Sub-total	Common shares	10,136,551	—	1,260,668	—	8,875,883
			Preferred shares	—	—	—	—	—
	Acquisition through trust and other agreements	Held by trustee	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Held in actual stock	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Sub-total	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
Other acquisition			Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
Total			Common shares	10,136,551	—	1,260,668	—	8,875,883
			Preferred shares	—	—	—	—	—

4. Status of Voting Rights

(As of December 31, 2018)			(Unit: in shares	)
Classification		Number of shares	Remarks
Total shares (A)	Common share	80,745,711	—
	Preferred share	—	—
Number of shares without voting rights (B)	Common share	8,875,883	Treasury shares
	Preferred share	—	—
Shares without voting rights pursuant to the Company’s articles of incorporation (the “Articles of Incorporation”) (C)	Common share	—	—
	Preferred share	—	—
Shares with restricted voting rights pursuant to Korean law (D)	Common share	—	—
	Preferred share	—	—
Shares with reestablished voting rights (E)	Common share	—	—
	Preferred share	—	—
The number of shares with exercisable voting right s (F = A - B - C - D + E)	Common share	71,869,828	—
	Preferred share	—	—

5. Dividends and Others

A.	Dividends

(1)	Distribution of cash dividends was approved during the 32nd General Meeting of Shareholders held on March 18, 2016.

•	Distribution of cash dividends per share of Won 9,000 (exclusive of an interim dividend of Won 1,000) was approved.

(2)	Distribution of interim dividends of Won 1,000 was approved during the 393rd Board of Directors’ Meeting on July 28, 2016.

(3)	Distribution of cash dividends was approved during the 33rd General Meeting of Shareholders held on March 24, 2017.

•	Distribution of cash dividends per share of Won 9,000 (exclusive of an interim dividend of Won 1,000) was approved.

(4)	Distribution of interim dividends of Won 1,000 was approved during the 404th Board of Directors’ Meeting on July 28, 2017.

(5)	Distribution of cash dividends was approved during the 34th General Meeting of Shareholders held on March 21, 2018.

•	Distribution of cash dividends per share of Won 9,000 (exclusive of an interim dividend of Won 1,000) was approved.

(6)	Distribution of interim dividends of Won 1,000 was approved during the 416th Board of Directors’ Meeting on July 26, 2018.

(7)	Distribution of cash dividends was approved during the 35th General Meeting of Shareholders held on March 26, 2019.

•	Distribution of cash dividends per share of Won 9,000 (exclusive of an interim dividend of Won 1,000) was approved.

B.	Dividends for the Last Three Fiscal Years

(Unit: in millions of Won, except per share values and percentages)
Classification		As of and for the year ended December 31, 2018	As of and for the year ended December 31, 2017	As of and for the year ended December 31, 2016
Par value per share (Won)		500	500	500
(Consolidated) Net income		3,127,887	2,599,829	1,675,967
Net income per share (Won)		44,066	36,582	23,497
Total cash dividend		718,698	706,091	706,091
Total stock dividends		—	—	—
(Consolidated) Percentage of cash dividend to available income (%)		23.0	27.2	42.1
Cash dividend yield ratio (%)	—	3.7	3.6	4.3
	—	—	—	—
Stock dividend yield ratio (%)	—	—	—	—
	—	—	—	—
Cash dividend per share (Won)	—	10,000	10,000	10,000
	—	—	—	—
Stock dividend per share (share)	—	—	—	—
	—	—	—	—

*	Net income per share means basic net income per share. The cash dividend per share amounts include the respective interim cash dividend per share amounts.

II.	BUSINESS

1. Business Overview

Each company in the consolidated entity is a separate legal entity providing independent services and products. The business is primarily separated into (1) the wireless business consisting of cellular voice, wireless data and wireless Internet services, (2) the fixed-line business consisting of fixed-line telephone, high speed Internet, data and network lease services, among others, and (3) other businesses consisting of platform services and Internet portal services, among others.

Set forth below is a summary business description of material consolidated subsidiaries.

Classification	Company name	Description of business

Wireless	SK Telecom Co., Ltd.	Wireless voice and data telecommunications services via digital wireless networks
	PS&Marketing Co., Ltd.	Sale of fixed-line and wireless telecommunications products through wholesale, retail and online distribution channels
	Network O&S Co., Ltd.	Maintenance of switching stations
	Service Ace Co., Ltd	Management and operation of customer centers

Fixed-line	SK Broadband Co., Ltd.

High-speed Internet, TV, telephone, commercial data and other fixed-line services and management of the transmission system for online digital contents

Various media-related services, such as channel management, including video on demand, and mobile IPTV services

	SK Telink Co., Ltd.	International wireless direct-dial “00700” services, voice services using Internet protocol and Mobile Virtual Network Operator (“MVNO”) business
	Home & Service Co., Ltd.	System maintenance of high-speed Internet, IPTV and fixed-line services

Other business	SK Planet Co., Ltd.	Information telecommunications business and development and supply of software
	Onestore Co., Ltd.	Operate app store
	SK Communications Co., Ltd.	Integrated portal services through NATE and instant messaging services through NATE-ON
	Iriver Ltd.	Audio and video device manufacturing
	SK M&Service Co., Ltd.	System software development, distribution, technical support services and other online information services
	Atlas Investment	Investments

[Wireless Business]

A.	Industry Characteristics

The telecommunications services market can be categorized into telecommunications services (such as fixed-line, wireless, leased line and value-added services) and broadcasting and telecommunications convergence services. Pursuant to the Telecommunications Business Act, the telecommunications services market can be further classified into basic telecommunications (fixed-line and wireless telecommunications), special category telecommunications (resale of telecommunications equipment, facilities and services) and value-added telecommunications (Internet connection and management, media contents and others). The size of the domestic telecommunications services market is determined based on various factors specific to Korea, including size of population that uses telecommunication services and telecommunications expenditures per capita. While it is possible for Korean telecommunication service providers to provide services abroad through acquisitions or otherwise, foreign telecommunication services markets have their own characteristics depending, among others, on the regulatory environment and demand for telecommunication services.

The Korean mobile communication market is considered to have reached its maturation stage with more than a 100% penetration rate. However, the Korean mobile communications market continues to improve in the quality of services with the help of advances in network-related technology and the development of highly advanced LTE-A, LTE and 3G smartphones which enable the provision of convergence services for multimedia contents, mobile commerce, telematics, new media and other related services. In addition, through the commercialization of LTE network in July 2011 and LTE-A network in June 2013, business-to-business (“B2B”) businesses, such as the corporate “connected workforce” business which can directly contribute to an enhancement in productivity, are expected to grow rapidly.

In the first half of 2014, wideband LTE-A service was commercialized and on December 29, 2014, tri-band LTE-A service with a maximum speed of 300 Mbps was also commercialized. Since June 2017, through the commercialization of 5band CA technology, which is considered the final stage of LTE development, the Company has provided 4.5G service at the speed of 700Mbps to 900Mbps. Since early 2018, the Company was the first to start providing LTE services with a speed of up to 1 Gbps. Such achievements were the building blocks towards the Company’s LTE penetration reaching 80.3% as of December 31, 2018.

B.	Growth Potential

		(Unit: in 1,000 persons)
Classification		As of December 31,
		2018	2017	2016
Number of subscribers	SK Telecom	27,382	26,753	26,428
	Others (KT, LGU+)	29,989	28,375	27,018
	MVNO	7,989	7,523	6,841
	Total	65,360	62,651	60,287

*	Source: Wireless subscriber data from the Ministry of Science and ICT (“MSIT”) as of December 31, 2018.

C.	Domestic and Overseas Market Conditions

The Korean mobile communication market includes the entire population of Korea with mobile communication service needs, and almost every Korean is considered a potential user. Sales revenue related to data services has been growing due to the increasing popularity of smartphones and high-speed wireless networks. There is also a growing importance to the B2B segment, which creates added value by selling and developing various solutions. The telecommunications industry is a regulated industry requiring license and approval from the MSIT.

In the wireless business, industry players compete on the basis of the following three main competitive elements:

(i) brand competitiveness, which refers to the overall sense of recognition and loyalty experienced by customers with respect to services and values provided by a company, including the images created by a company’s comprehensive activities and communications on top of the actual services rendered;

(ii) product and service competitiveness, which refers to the fundamental criteria for wireless telecommunications services, including voice quality, service coverage, broad ranges of rate plans, diversified mobile Internet services, price and quality of devices and customer service quality, as well as the ability to develop new services that meet customer needs in a market environment defined by convergence; and

(iii) sales competitiveness, which refers to novel and diversified marketing methods and the strength of the distribution network.

Set forth below is the historical market share of the Company.

	(Unit: in percentages)
Classification	As of December 31,
	2018	2017	2016	2015
Mobile communication services	47.3	48.2	49.1	49.4

*	Source: Wireless subscriber data from the MSIT as of December 31, 2018.

D.	Business Overview and Competitive Strengths

The Company is seeking to transform itself from a telecommunications service provider into a comprehensive ICT service provider. It has continued to innovate the scope of its services and achieved strong growth in subscribers amid fierce competition and rate cuts.

As a result of a series of customer value innovation projects that the Company pursued in 2018, such as no-contract plans, safe roaming and the T Plan, its wireless subscribers continued to grow every quarter, achieving an annual net increase of approximately 185,000 subscribers to a total of 30.88 million subscribers (including MVNO subscribers) as of December 31, 2018. The annual churn rate has stabilized at a record low of 1.22%. In 2018, the Company recorded revenue of Won 16,874.0 billion and an operating profit of Won 1,201.8 billion on a consolidated basis, and revenue of Won 11,705.6 billion and an operating profit of Won 1,307.5 billion on a separate basis.

In the telecommunications technology domain, following the launch of commercial LTE services in July 2011, the Company became the first telecommunications service provider in the world to launch commercial wideband LTE-A services in June 2014. The Company launched tri-band LTE-A services in December 2014 and 5band 4.5G services in June 2017. In the first quarter of 2018, the Company commenced providing LTE services of up to 1 Gbps by utilizing five-band carrier aggregation technology and 4T4R technology. By launching various high quality services utilizing the LTE-A and wideband LTE networks such as group video conference call services and full high definition mobile IPTV streaming services, the Company has innovated its customers’ data usage experience. In June 2018, the Company secured frequency bandwidths that are optimal for the commercialization of 5G services at a reasonable bid price. In the fourth quarter of 2018, the Company began to build its 5G networks, focusing on Seoul and other metropolitan areas. The Company began its first 5G transmission in December 2018 and is leading the way for the establishment of 5G networks with enhanced stability and security through the application of quantum cryptography communication and AI networks.

The Company has proved that it has superior network quality compared to its competitors according to the Korea Communications Commission quality evaluations. The Company has also maintained its status as the company that has been ranked as number one for the longest consecutive period by all three of the customer satisfaction surveys conducted by Korea Management Association, Korea Productivity Center and Korea Standards Association. The Company received the highest level of evaluation in 2017 by the Korea Commission for Corporate Partnership for the sixth consecutive year and was selected for the commission’s Honored Corporation Award, demonstrating the Company’s efforts to be fair and law-abiding in its path towards creating a New ICT ecosystem.

SK Telink, a consolidated subsidiary of the Company, expanded its operations to the MVNO business based on its technical expertise and know-how obtained in its international telecommunications business and launched its MVNO service, ‘SK 7Mobile,’ which is offered at reasonable rates and provides excellent quality. SK Telink is increasing its efforts to develop low-cost distribution channels and create niche markets through targeted marketing towards customers including foreign workers, middle-aged adults and students. An MVNO leases the networks of an MNO and provides wireless telecommunication services under its own brand and fee structure, without owning telecommunication networks or frequencies.

Network O&S, a subsidiary of the Company responsible for the operation of the Company’s base stations and related transmission and power facilities, offers quality fixed-line and wireless network services to customers, including mobile office products to business customers.

PS&Marketing, a subsidiary of the Company, provides a sales platform for products of the Company and SK Broadband including fixed-line and wireless telecommunication products that address customers’ needs for various convergence products. PS&Marketing provides differentiated service to clients through the establishment of new sales channels and product development.

[Fixed-line Business]

A.	Industry Characteristics

The Korean fixed-line services industry is marked by a relatively low level of economic sensitivity and high level of market concentration, as the government is highly selective in granting telecommunications business licenses. The competitive landscape of the fixed-line and wireless services markets is dominated by its three leading operators, the Company (including SK Broadband), KT and LG U+. Growing competition within the industry has promoted rapid technological evolution, including the convergence of fixed-line and wireless services, as well as broadcasting and telecommunications. In general, the fixed-line and wireless services markets have been characterized by relatively high profitability, cash flows and financial stability.

The high-speed Internet segment operates in a highly mature market. While the number of new subscribers has been decreasing, the segment has shown growth in specialized markets such as one-person households and SOHO (Small Office Home Office), as well as continued growth centered around the premium Giga-Internet services. In the case of IPTV services, the conversion rate to digital television in the overall paid broadcasting market has been increasing, and the proportion of IPTV subscribers among high-speed Internet users has been expanding. Although the total number of new subscribers in the segment has been decreasing, the segment is experiencing rapid growth in the consumption of paid contents due to changes in customer viewing patterns and the diversification of contents, and the platform business such as media advertising also continues to expand. In order to satisfy the diversifying needs of customers and the trend of combining or fusing services, industry players are providing differentiated contents and incorporating AI and big data technologies, resulting in increased competition in the industry. Such competition will present new growth opportunities in the home platform area in connection with the fourth industrial revolution in the future. For business customers, the Company is introducing new technologies and strengthening its competitiveness to secure a stable source of revenue, while expanding its efforts to secure competitiveness in new growth areas such as platform and solution businesses.

B.	Growth Potential

(Unit: in 1,000 persons)
		As of December 31,
Classification		2018	2017	2016
Fixed-line Subscribers	High-speed Internet	21,286	20,989	20,349
	Fixed-line telephone	14,334	15,039	15,746
	IPTV (real-time)	14,717	13,314	11,850

*	Source: MSIT website.
*

The number of IPTV subscribers is based on the relevant report released by the MSIT on November 21, 2018 and the number of subscribers as of December 31, 2018 was calculated based on the average number of subscribers in the first six months of 2018.

*

The number of high-speed Internet subscribers as of December 31, 2016 and 2017 has been revised retroactively through consultation with the MSIT in order to reflect corrections in subscriber data collected by the Company.

C.	Cyclical Nature and Seasonality

High-speed Internet, fixed-line telephone and IPTV services are mature markets that are comparatively less sensitive to cyclical economic changes as such services have become more of a necessity and the market has matured. The telecommunications services market overall is not expected to be particularly affected by economic downturns due to the low income elasticity of demand for telecommunication services.

D.	Domestic and Overseas Market Conditions

Set forth below is the historical market share of the Company.

	(Unit: in percentages)
	As of December 31,
Classification	2018	2017	2016
High-speed Internet (including resales)	25.4	24.9	24.6
Fixed-line telephone (including Voice over Internet Protocol (“VoIP”)	16.8	16.9	16.9
IPTV	30.3	30.6	30.7

*	Source: MSIT website.
*	With respect to Internet telephone, the market share was calculated based on market shares among the Company, KT and LG U+ and is based on the number of IP phone subscribers.
*

The market share of IPTV subscribers is based on the relevant report released by the MSIT on November 21, 2018 and the market share as of December 31, 2018 was calculated based on the average number of subscribers in the first six months of 2018.

*

The market share of high-speed Internet subscribers as of December 31, 2016 and 2017 has been revised retroactively through consultation with the MSIT in order to reflect corrections in subscriber data collected by the Company.

In each of its principal business areas, SK Broadband principally competes on the basis of price, service quality and speed. In the IPTV business, the ability to offer complex services and differentiated contents are becoming increasingly important. General telecommunications businesses operate in a licensed industry with a high barrier of entry, which is dominated by SK Broadband, KT and LG U+.

E.	Business Overview and Competitive Strengths

For the year ended December 31, 2018, SK Broadband recorded Won 3,253.8 billion in revenue, Won 175.6 billion in operating profit and Won 136.7 billion in profit for the year on a consolidated basis. SK Broadband’s revenue growth was primarily driven by increases in the number of IPTV subscribers and revenue from paid contents, and its non-operating profit increased due to the disposal of tangible assets pursuant to the sale of the Seocho IDC. The number of subscribers to each of its high-speed Internet, residential fixed-line telephones, VoIP services and IPTV services was 5.40 million, 2.25 million, 1.68 million and 4.73 million, respectively (resulting in the total number of telephone subscribers being 3.93 million subscribers). In addition, SK Broadband maintained its domestic and overseas credit ratings at the same level as the previous year and improved the stability of its financial structure by strengthening the foundation for growth through an improvement in profitability during 2018.

In the case of high-speed Internet, SK Broadband has continued to increase the proportion of subscribers of premium services, including its Giga Internet service, to approximately 34% and thereby enhanced the composition of its customers, by strengthening its marketing efforts based on quality and customer value improvements. With the launch of its Giga Premium Internet service in the first half of 2018 and the launch of the 10 Giga Internet service in the second half of 2018, SK Broadband has laid the foundation for an Internet service environment that can heighten the satisfaction of and value to its customers. SK Broadband will continue to expand the foundation for enhancing customer value and respond swiftly to changes in customers’ needs and the market, thereby strengthening its competitiveness in the premium high-speed Internet market.

With continued increase in the number of subscribers and growth in revenue from paid contents, SK Broadband’s IPTV service business continued its steady growth, with revenue in 2018 increasing by more than 20% compared to 2017. SK Broadband continued to offer differentiated services, such as the launch of “B tv X NUGU,” an AI-based set-top box with a voice search function, and the introduction of a new user interface with improved content access and search functions, in order to expand the subscribers’ usage. In addition, SK Broadband strengthened the competitiveness of its contents by launching “Living Fairy Tales,” a service for children based on AR technology, and content recommendation solutions, as well as by diversifying product packaging. In the future, SK Broadband will continue to enhance the competitiveness of its services and customer satisfaction level by offering services that are tailored to various customer needs.

The number of oksusu subscribers and users has continued to increase due to marketing centered on sports programs, such as professional baseball and the Asian Games, and the competitiveness of its content offerings was improved through the production of differentiated original content. In addition, oksusu continued to enhance its services for increased customer satisfaction, such as providing individualized menus and improving video quality and transmission methods with the implementation of new technologies.

In the case of its corporate business, SK Broadband expanded the coverage of its B2B services through investments in connection with the commercialization of 5G services, and the proportion of revenues from both the core business, which primarily focuses on fixed-line services, and the growth businesses, has expanded. The corporate business will improve its competitiveness with enhanced services based on the development of new technologies and continue its expansion in the ICT sector, such as IDC/CDN and convergence security, in order to overcome the stagnant growth of its existing services and secure a foundation for continued growth.

SK Telink, a provider of international telecommunications service, has been able to establish itself as a market leader as a result of its affordable pricing, proactive marketing and the quality of its services. It launched a mobile phone-based international calling service under the brand name “00700” in 1998, creating a new niche market within the long-distance telephony market that was otherwise dominated by existing service providers. In 2003, SK Telink was designated a common carrier for international calling services, which allowed the Company to expand its international calling services to fixed-line international calling services. In 2005, SK Telink obtained a license to operate VoIP services and local calling value-added services to develop into a versatile fixed-line telecommunications service provider. SK Telink plans to strategically target the convergence of wireless and fixed-line telecommunications and strengthen its existing business as a comprehensive ICT service provider, including international satellite calling services (Internet, wireless and fixed-line calling services on ships, aircraft and in polar regions), and video conference call services while aiming to satisfy the diverse needs of customers by providing quality solutions at reasonable prices.

[Other Business]

A.	Industry Characteristics

As the number of smartphones distributed in Korea exceeds 40 million, the growth in various mobile devices has spurred the rise of the service provider with a strong platform business as the leader in the ICT market. It is becoming increasingly important to enhance competitiveness by building a platform with large data capacity to handle the increase in data transmission.

A platform business acts as an intermediary by promoting interactions among various customer groups, thereby generating new values. It is important for a platform business to continually attract subscribers and users and to create an ecosystem with certain lock-in effects. A platform can exist in various forms, including as a technological standard (iOS, Android OS), a subscriber-based service platform (Facebook, Twitter) or a marketplace (Amazon, Onestore). Platform businesses are evolving and expanding globally.

A platform business has strong growth potential due to its connectivity with related services and ease of global expansion. Apple became a world-leading smartphone producer based on its innovative design and the competitive strength of its App Store platform. Google has created a new ecosystem of long-tail advertising by attracting millions of third parties to its advertising platform, as well as showing strong growth in mobile markets with its competitive platform based on Android OS. It is becoming increasingly important to enhance competitiveness through a database that can register and analyze purchase patterns of customers across all areas and a platform with large data capacity with which to utilize this database and provide differentiated services to customers.

B.	Growth Potential

The scope and value generated by the platform business, including application and content marketplaces and N-screen services, continue to increase as smartphones and tablet computers become more popular and the bandwidth and speed of network infrastructure improve. As the wireless network evolves to LTE, business opportunities for the platform business exist, including multimedia streaming, N-screen service based on cloud technology and high-definition location-based services. Since the platform business realizes profit by connecting with advertisements or commerce sites after building a critical mass of subscribers and traffic, the recent growth in the advertising and commerce markets is expected to present an opportunity for platform businesses. The importance of building a platform with large data capacity that is connected to various digital contents and commerce is expected to increase in the future.

C.	Domestic and Overseas Market Conditions

(1)	Commerce markets

The Company expects that mobile-centered online commerce markets will continue to grow due to the growth potential of the Internet shopping population, the strengthening of online business models by off-line operators, and the continued rapid rise of mobile commerce. As various lifestyle services beyond goods are expanding as a new field in the commerce market industry, new business models continue to emerge and spread.

(2)	Digital contents

The growth of application marketplaces, which started with Apple’s App Store, provides the platform business with new opportunities for revenue generation. The competitive paradigm is shifting from a competition among platform operators toward a competition among eco-systems that include application developers as well as platform operators.

D.	Business Overview and Competitive Strengths

The Company plans to expand its platform ecosystem in operating its commerce business which includes marketplace and O2O businesses, such as 11st, Syrup and OK Cashbag, thereby ultimately increasing its enterprise value.

(2)	Commerce business

11st, an online marketplace, has continued its growth through effective marketing and customer satisfaction. Despite its later entry into the online commerce market (launched in 2008) which was already divided between Auction and G-Market, it is leading the domestic e-commerce market. Furthermore, 11st has established itself as the domestic market leader in mobile commerce, following its successful entry into and rapid growth in this market.

OK Cashbag is a point-based loyalty marketing program which has grown to become a global top-tier loyalty marketing program since its inception in 1999. Customers have access to increased benefits through accumulation of loyalty reward points and partner companies use OK Cashbag as a marketing resource. As Korea’s largest loyalty mileage program, OK Cashbag maintains a leading position in the industry. The Company is continuing to develop its service in light of market conditions and customers’ needs to enhance its customers’ perception of point value and is reviewing and pursuing various plans to develop OK Cashbag into a service that goes beyond a mileage program that leverages the key competitiveness of OK Cashbag such as its platform and partnership network.

Syrup is a consumer-oriented commerce service with the goal of minimizing its customers’ time and efforts while maximizing the economic benefits by providing information about coupons and events based on time, place and occasion. To achieve this goal, Syrup combines location-based services, such as geo-fencing, a virtual perimeter technology using a global positioning system (or, GPS) and Bluetooth Low Energy (or, BLE), with big data analysis of consumption patterns. Syrup’s business partners can benefit from cost-effective marketing through Syrup by utilizing statistics and analysis regarding consumers’ frequency of visits, preferred products, and consumption patterns.

(3)	Location-based services

T-Map Navigation provides map, local information, real-time traffic information and navigation services. T-Map Navigation is one of the leading location-based service platforms in Korea. By entering the Online to Offline service area with T map Taxi, T map Public Transportation and others, the Company is expanding its mobile platform foundation that connects day to day life. In September 2016, the Company launched T-Map x NUGU, which provides a new form of intelligent car infotainment service in collaboration with the Company’s AI service, NUGU. The Company has continued to secure subscribers by differentiating its product T-map x NUGU as a unique “AI driving assistant.” The Company has also focused on providing effective “info-tainment” platforms to commercial vehicle businesses as well as providing localized content, including region-specific information and advertisements. The Company plans to further develop the T-Map Navigation platform by initiating open application programming interface-based services, providing services to more diverse types of devices and providing local area-based services.

(4)	Social networking services (“SNS”) and Internet portal services

The Company’s instant messenger service, “Nate-On,” had a market share of 10.9% in the instant messenger market in Korea with 2.0 million net users during the month of December 2018. “Nate,” the Company’s Internet search portal service, realized a page-view market share of 3.8% as of December 31, 2018. (Source: Korean Click, based on fixed-line access)

2. Updates on Major Products and Services

(Unit: in millions of Won and percentages)
Business	Major Companies	Item	Major Trademarks	Consolidated Sales Amount (ratio)
Wireless	SK Telecom Co., Ltd., PS&Marketing Co., Ltd., Network O&S Co., Ltd.	Mobile communication service, wireless data service, ICT service	T, Band Data and others	12,378,897 (73%)
Fixed-line	SK Broadband Co., Ltd., SK Telink Co., Ltd.	Fixed-line phone, high speed Internet, data and network lease service	B tv , 00700 international call, SK 7mobile and others	2,932,598 (17%)
Other	Eleven Street Co., Ltd. SK Planet Co., Ltd., Onestore Co., Ltd., SK Communications Co., Ltd., SK M&Service Co., Ltd., ADT CAPS Co., Ltd. SK Infosec Co., Ltd.	Information telecommunication, electronic finance, advertising, Internet portal service, personnel and system security, information security and others	11st, OK Cashbag, NATE, CAPS and others	1,562,465 (10%)
Total				16,873,960 (100%)

[Wireless Business]

As of December 31, 2018, based on the Company’s standard monthly subscription plan, the basic service fee was Won 12,100 and the usage fee was Won 1.98 per second.

[Fixed-line Business]

SK Broadband provides broadband Internet access service, telephony, TV, corporate business services and other services for both individual and corporate customers. As of December 31, 2018, SK Broadband’s revenue (on a consolidated basis) comprised of 24.9% broadband Internet, 2.0% home telephony services, 31.0% corporate business services, 39.1% TV services and 3.0% other telecommunications services. Price fluctuations in the different services provided by SK Broadband are due to discounts provided for long term contracts, changes in equipment costs and competition between companies.

[Other Business]

Set forth below are major products and services of the Company’s material consolidated subsidiaries.

Business	Item	Major Trademarks
Platform	ICT services, new media services, advertisement services, telecommunications sales, e-commerce and others	Syrup, Onestore, 11st, OK Cashbag and others
Advertisement (Display, Search)	Online advertisement services	Nate, Nate-On and others
Contents and others	Pay content sales and other services, security and others	Nate, Nate-On and CAPS

3. Investment Status

[Wireless Business]

A.	Investment in Progress

(Unit: in 100 millions of Won)
Business	Classification	Investment period	Subject of investment	Investment effect	Expected investment amount		Amount already invested	Future investment
Network/Common	Upgrade/ New installation	Year ended December 31, 2018	Network, systems and others	Capacity increase and quality improvement; systems improvement	21,000		21,279	—
Total					21,000	*	21,279	—

*	On February 5, 2018, the Company disclosed its 2018 capital expenditure budget.

B.	Future Investment Plan

(Unit: in 100 millions of Won)
Business	Expected investment amount		Expected investment for each year			Investment effect
	Asset type	Amount	2019	2020	2021
Network/Common	Network, systems and others	To be determined	To be determined	To be determined	To be determined	Upgrades to the existing services and expanded provision of network services including 5G
Total		To be determined	To be determined	To be determined	To be determined

[Fixed-line Business]

A.	Investment in Progress

In 2018, SK Broadband spent Won 776.8 billion in capital expenditures. In 2019, the Company plans to make a similar level of capital expenditures to expand network coverage and upgrade its media platform compared to 2018, but does not expect such expenditures to have a material adverse effect on the Company’s financial structure through improvements in investment efficiency.

(Unit: in 100 millions of Won)
Business	Classification	Investment period	Subject of investment	Investment effect	Amount already invested	Future investment
High-speed Internet	Upgrade/ New installation	Year ended December 31, 2018	Backbone and subscriber network/ others	Expand subscriber networks and facilities	2,973	To be determined
Fixed-line telephone					145
IPTV					1,839
Corporate Business				Increase leased-line and integrated information system	1,255
Backbone network				Additional backbone equipment and lines	738
IT infrastructure				Upgrade IT infrastructure and network management system	467
Others				Increase network equipment and NW security	351
Total					7,768

4. Revenues

		(Unit: in millions of Won)
Business	Sales type	Item		For the year ended December 31,
				2018	2017	2016
Wireless	Services	Mobile communication	Export	50,959	20,507	17,393
			Domestic	12,327,938	13,241,628	12,987,516
			Subtotal	12,378,897	13,262,135	13,004,909
Fixed-line	Services	Fixed-line, B2B data, high-speed Internet, TV	Export	104,592	84,395	92,630
			Domestic	2,828,006	2,639,756	2,558,563
			Subtotal	2,932,598	2,724,151	2,651,193
Other	Services	Display and search ad., content, commerce	Export	62,545	41,233	42,205
			Domestic	1,499,920	1,492,494	1,393,509
			Subtotal	1,562,465	1,533,727	1,435,714
Total			Export	218,096	146,135	152,228
			Domestic	16,655,864	17,373,878	16,939,588
			Total	16,873,960	17,520,013	17,091,816

*	Revenues for the years ended December 31, 2017 and 2016 were recorded based on previously applicable accounting standards of K-IFRS 1018 and K-IFRS 1039.

(Unit: in millions of Won)
For the year ended December 31, 2018	Wireless	Fixed	Other	Sub total	Internal transaction	After consolidation
Total sales	13,961,762	3,973,533	1,873,224	19,808,519	(2,934,559)	16,873,960
Internal sales	1,582,865	1,040,935	310,759	2,934,559	(2,934,559)	—
External sales	12,378,897	2,932,598	1,562,465	16,873,960	—	16,873,960
Operating profit (loss)	1,299,869	228,225	(326,334)	1,201,760	—	1,201,760
Profit (loss) for the year	3,131,988
Total assets	29,513,625	4,977,684	2,804,147	37,295,456	5,073,655	42,369,111
Total liabilities	12,313,954	2,961,493	1,232,765	16,508,212	3,511,649	20,019,861

5. Derivative Transactions

A.	Current Swap Contract Applying Cash Flow Risk Hedge Accounting

Currency and interest rate swap contracts under cash flow hedge accounting as of December 31, 2018 are as follows:

Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$400,000,000)	Foreign currency risk	Cross currency swap	Morgan Stanley and four other banks	Jul. 20, 2007 – Jul. 20, 2027
Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of US$300,000,000)	Foreign currency risk and interest rate risk	Cross currency interest rate swap	DBS Bank	Mar. 7, 2013 – Mar. 7, 2020
Dec. 16, 2013	Fixed-to-fixed cross currency swap (U.S. dollar denominated loan face value of US$40,253,000)	Foreign currency risk	Cross currency swap	Deutsche Bank	Dec. 16, 2013 – Apr. 29, 2022
Dec. 20, 2016	Floating-to-fixed interest rate swap (Korean Won denominated loan face value of KRW 36,750 million)	Interest rate risk	Interest rate swap	Korea Development Bank	Dec. 20, 2016 – Dec. 20, 2021
Jan. 30, 2017	Floating-to-fixed interest rate swap (Korean Won denominated loan face value of KRW 12,250 million)	Interest rate risk	Interest rate swap	Korea Development Bank	Nov. 10, 2016 – Jul. 30, 2019
Dec. 21, 2017	Floating-to-fixed interest rate swap (Korean Won denominated loan face value of KRW 50,000 million)	Interest rate risk	Interest rate swap	Korea Development Bank	Dec. 21, 2017 – Dec. 21, 2022
Apr. 16, 2018	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$500,000,000)	Foreign currency risk	Cross currency swap	The Export- Import Bank of Korea and three other banks	Apr. 16, 2018 – Apr. 16, 2023
Aug. 13, 2018	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$300,000,000)	Foreign currency risk	Cross currency swap	Citibank	Aug. 13, 2018 – Aug. 13, 2023

B.	Treatment of Derivative Instruments on the Balance Sheet

As of December 31, 2018, fair values of the above derivatives recorded in assets or liabilities and details of derivative instruments were as follows:

(Unit: in millions of Won; in thousands of foreign currencies)
Hedged item	Fair value
	Cash flow hedge	Trading purposes	Total
Current assets:
Floating-to-fixed interest rate swap (Korean Won denominated loan face value of KRW 12,250 million)	13	—	13
Non-current assets:
Structured bond (face value of Won 50,000 million)	—	10,947	10,947
Fixed-to-fixed cross currency swap (Korean Won denominated bonds face value of US$400,000,000)	9,335	—	9,335
Floating-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$300,000,000)	6,499	—	6,499
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$500,000,000)	24,024	—	24,024
Others	—	4,639	4,639
Total assets:			55,457
Non-current liabilities:
Fixed-to-fixed interest rate swap (U.S. dollar denominated loan face value of US$40,253,000)	(1,107)	—	(1,107)
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$300,000,000)	(2,874)	—	(2,874)
Floating-to-fixed interest rate swap (Korean Won denominated loan face value of KRW 86,750 million)	(203)	—	(203)
Total liabilities:			(4,184)

6. Major Contracts

[SK Telecom]

Not applicable.

[SK Broadband]

Due to the nature of the telecommunication service business, SK Broadband has entered into agreements related to the joint usage of telecommunication facilities for interconnection among telecommunication lines conduits and telecommunication service providers. Below are the major contracts of SK Broadband. In addition to the below, SK Broadband has also entered into various real estate rental agreements.

Counterparty	Contract Contents	Contract Period	Note
Telecommunication service providers	Interconnection among telecommunication service providers	—	-Automatically renewed for two years at a time unless specific amendments are requested
KEPCO	Provision of electric facilities	From Nov. 2018 to Nov. 2019	-Use of electricity poles (entered on Nov. 7, 2014) -Unless special reasons arise, the usage period will be automatically renewed annually
Busan Transportation Corporation	Use of telecommunication line conduits	From Aug. 2017 to Jul. 2019	-Use of railway telecommunication conduit (Serviced areas to expand)
Seoul Metro	Use of telecommunication line conduits	From Jan. 2018 to Dec. 2020	-Use of railway telecommunication conduit (Serviced areas to expand)
Seoul Metro	Use of telecommunication line conduits	From May 2016 to May 2019

-Use of railway telecommunication conduit (Serviced areas to expand)

-Unless special reasons arise, the usage period will be automatically renewed every three years until 2019

-Expected to enter into a new contract in 2019 after re-negotiation of usage fees

[SK Communications]

Counterparty	Purpose	Contract Period	Contract Amount
Kakao Corp.	Cost-per-click Internet search advertisement	—	Amount determined based on the number of clicks

*	SK Communications and Kakao Corp. have agreed not to publicly disclose the contract period with respect to the contract with Kakao Corp.

7. R&D Investments

Set forth below are the Company’s R&D expenditures.

(Unit: in millions of Won except percentages)
	Category	For the year ended December 31, 2018	For the year ended December 31, 2017	For the year ended December 31, 2016	Remarks
	Raw material	760	1,261	659	—
	Labor	131,792	139,845	116,108	—
	Depreciation	155,093	144,301	125,827	—
	Commissioned service	78,323	76,042	54,714	—
	Others	47,511	53,112	53,785	—
	Total R&D costs	413,480	414,562	351,093	—
Accounting	Sales and administrative expenses	387,675	395,276	344,787	—
	Development expenses (Intangible assets)	25,805	19,285	6,306	—
	R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)	2.45%	2.37%	2.05%	—

8. Other information relating to investment decisions

A.	Trademark Policies

The Company manages its corporate brand and other product brands in a comprehensive way to protect and increase their value. The Company operates an intranet system called “Comm.ON” in order to implement consistent communication with consumers across various areas including branding, design, marketing and public relations, and systematically manages the development, registration and licensing of brands through such system.

B.	Business-related Intellectual Property

[SK Telecom]

As of December 31, 2018, the Company held 4,672 Korean-registered patents and 1,453 foreign-registered patents. The Company holds 717 Korean-registered trademarks and owns intellectual property rights to its proprietary graphic design of the alphabet “T” representing its brand. The designed alphabet “T” is registered in all business categories for trademarks (total of 45). The number of registered patents and trademarks is subject to constant change due to the acquisition of new rights, expiration of terms, abandonments and dispositions.

[SK Broadband]

As of December 31, 2018, SK Broadband held 347 Korean-registered patents and 151 foreign-registered patents (including those held jointly with other companies). It also holds 296 Korean-registered trademarks and owns intellectual property rights to its proprietary graphic design of the alphabet “B” representing its brand. The designed alphabet “B” is registered in all business categories for trademarks (total of 45). The number of registered patents and trademarks is subject to continual change due to the acquisition of new rights, expiration of terms, abandonments and dispositions.

[SK Planet]

As of December 31, 2018, SK Planet held 1,525 registered patents, 95 registered design marks, 1,048 registered trademarks and 4 copyrights (in each case including those held jointly with other companies) in Korea. It also holds various other intellectual property rights in other countries, including 210 U.S.-registered patents, 120 Chinese-registered patents, 80 Japanese-registered patents, 86 E.U.-registered patents (in each case including those held jointly with other companies) and 284 foreign registered trademarks.

[Eleven Street]

As of December 31, 2018, Eleven Street Co., Ltd. (“Eleven Street”) held 98 registered patents, 12 registered design marks, 563 registered trademarks and 5 copyrights (in each case including those held jointly with other companies) in Korea. It also holds various other intellectual property rights in other countries, including 22 U.S.-registered patents (including those held jointly with other companies).

[SK Communications]

As of December 31, 2018, SK Communications held 93 registered patents, 26 registered design rights and 506 registered trademarks in Korea.

C.	Business-related Pollutants and Environmental Protection

[SK Telecom]

The Company does not directly engage in any manufacturing and therefore does not undertake any industrial processes that emit pollutants into the air or industrial processes in which hazardous materials are used.

[SK Broadband]

SK Broadband does not directly engage in any manufacturing processes that emit environmental pollutants, and more than 99% of its greenhouse gas emissions is indirect emissions from its use of external electricity. SK Broadband was selected as a business subject to allocation of emission permits as part of Korea’s greenhouse gas emissions trading scheme that commenced in 2015, and it actively fulfills its obligations and consistently achieves the targets set by the government. In addition, SK Broadband continues to invest in environment-friendly facilities for its data centers and improve the stability and efficiency of its services.

III.	FINANCIAL INFORMATION

1. Summary Financial Information (Consolidated and Separate)

A.	Summary Financial Information (Consolidated)

Below is the summary consolidated financial information of the Company as of and for the years ended December 31, 2018, 2017 and 2016. The Company’s audited consolidated financial statements as of and for the years ended December 31, 2018 and 2017, which are prepared in accordance with K-IFRS, are attached hereto.

	(Unit: in millions of Won except number of companies)
	As of December 31, 2018	As of December 31, 2017	As of December 31, 2016
Assets
Current Assets	7,958,839	6,201,799	5,996,628
• Cash and Cash Equivalents	1,506,699	1,457,735	1,505,242
• Accounts Receivable – Trade, net	2,008,640	2,126,007	2,240,926
• Accounts Receivable – Other, net	937,837	1,260,835	1,121,444
• Others	3,505,663	1,357,222	1,129,016
Non-Current Assets	34,410,272	27,226,870	25,301,035
• Long-Term Investment Securities	664,726	887,007	828,521
• Investments in Associates and Joint Ventures	12,811,771	9,538,438	7,404,323
• Property and Equipment, net	10,718,354	10,144,882	10,374,212
• Intangible Assets, net	5,513,510	3,586,965	3,776,354
• Goodwill	2,938,563	1,915,017	1,932,452
• Others	1,763,348	1,154,561	985,173
Total Assets	42,369,111	33,428,669	31,297,663
Liabilities
Current Liabilities	6,847,557	7,109,123	6,444,099
Non-Current Liabilities	13,172,304	8,290,351	8,737,134
Total Liabilities	20,019,861	15,399,474	15,181,233
Equity
Equity Attributable to Owners of the Parent Company	22,470,822	17,842,139	15,971,399
Share Capital	44,639	44,639	44,639
Capital Surplus (Deficit) and Other Capital Adjustments	655,084	196,281	199,779
Retained Earnings	22,144,541	17,835,946	15,953,164
Reserves	(373,442)	(234,727)	(226,183)
Non-controlling Interests	(121,572)	187,056	145,031
Total Equity	22,349,250	18,029,195	16,116,430
Total Liabilities and Equity	42,369,111	33,428,669	31,297,663
Number of Companies Consolidated	44	39	38

(Unit: in millions of Won except per share data)
	For the year ended December 31, 2018	For the year ended December 31, 2017	For the year ended December 31, 2016
Operating Revenue	16,873,960	17,520,013	17,091,816
Operating Profit	1,201,760	1,536,626	1,535,744
Profit Before Income Tax	3,975,966	3,403,249	2,096,139
Profit for the Year	3,131,988	2,657,595	1,660,101
Profit for the Year Attributable to Owners of the Parent Company	3,127,887	2,599,829	1,675,967
Profit for the Year Attributable to Non-controlling Interests	4,101	57,766	(15,866)
Basic and Diluted Earnings Per Share (Won)	44,066	36,582	23,497

*	Financial information as of and for the years ended December 31, 2017 and 2016 was recorded based on previously applicable accounting standards of K-IFRS 1018 and K-IFRS 1039.

B.	Summary Financial Information (Separate)

Below is the summary separate financial information of the Company as of and for the years ended December 31, 2018, 2017 and 2016. The Company’s audited separate financial statements as of and for the years ended December 31, 2018 and 2017, which are prepared in accordance with K-IFRS, are attached hereto.

	(Unit: in millions of Won)
	As of December 31, 2018	As of December 31, 2017	As of December 31, 2016
Assets
Current Assets	4,679,378	3,768,098	3,661,115
• Cash and Cash Equivalents	877,823	880,583	874,350
• Accounts Receivable – Trade, net	1,354,260	1,520,209	1,594,504
• Accounts Receivable – Other, net	518,451	1,003,509	772,570
• Others	1,928,844	363,797	419,691
Non-Current Assets	24,168,645	21,789,424	21,787,459
• Long-Term Investment Securities	410,672	724,603	560,966
• Investments in Subsidiaries and Associates	10,188,914	9,152,321	8,726,538
• Property and Equipment, net	6,943,490	6,923,133	7,298,539
• Intangible Assets, net	4,010,864	3,089,545	3,275,663
• Goodwill	1,306,236	1,306,236	1,306,236
• Others	1,308,469	593,586	619,517
Total Assets	28,848,023	25,557,522	25,448,574
Liabilities
Current Liabilities	4,178,068	4,767,401	4,464,160
Non-Current Liabilities	7,782,468	5,782,730	6,727,460
Total Liabilities	11,960,536	10,550,131	11,191,620
Equity
Share Capital	44,639	44,639	44,639
Capital Surplus and Other Capital Adjustments	415,324	371,895	371,481
Retained Earnings	16,467,789	14,512,556	13,902,627
Reserves	(40,265)	78,301	(61,793)
Total Equity	16,887,487	15,007,391	14,256,954
Total Liabilities and Equity	28,848,023	25,557,522	25,448,574

(Unit: in millions of Won except per share data)
	For the year ended December 31, 2018	For the year ended December 31, 2017	For the year ended December 31, 2016
Operating Revenue	11,705,639	12,468,035	12,350,479
Operating Profit	1,307,494	1,697,709	1,782,172
Profit Before Income Tax	1,221,244	1,603,808	1,562,782
Profit for the Year	933,902	1,331,114	1,217,274
Basic and Diluted Earnings Per Share (Won)	13,000	18,613	17,001

*	Financial information as of and for the years ended December 31, 2017 and 2016 was recorded based on previously applicable accounting standards of K-IFRS 1018 and K-IFRS 1039.

2. Other Matters Related to Financial Information

A.	Restatement of the Financial Statements

Not applicable.

B.	Allowance for Doubtful Accounts

(1)	Allowance for Doubtful Accounts of Trade and Other Receivables

	(Unit: in millions of Won)
	For the year ended December 31, 2018
	Gross amount	Allowance for Doubtful Accounts	Percentage
Accounts receivable – trade	2,280,090	260,157	11%
Loans	135,503	47,375	35%
Accounts receivable – other	1,280,236	68,346	5%
Accrued income	6,232	166	3%
Guarantee deposits	315,854	—	0%
Total	4,017,915	376,045	9%

	(Unit: in millions of Won)
	For the year ended December 31, 2017
	Gross amount	Allowance for Doubtful Accounts	Percentage
Accounts receivable – trade	2,378,203	239,448	10%
Loans	161,015	47,311	29%
Accounts receivable – other	1,623,295	75,412	5%
Accrued income	3,979	—	0%
Guarantee deposits	296,517	—	0%
Total	4,463,009	362,171	8%

	(Unit: in millions of Won)
	For the year ended December 31, 2016
	Gross amount	Allowance for Doubtful Accounts	Percentage
Accounts receivable – trade	2,503,139	241,828	10%
Loans	172,982	48,527	28%
Accounts receivable – other	1,350,090	78,977	6%
Accrued income	2,780	—	0%
Guarantee deposits	302,901	—	0%
Total	4,331,892	369,332	9%

(2)	Movements in Allowance for Doubtful Accounts of Trade and Other Receivables

		(Unit: in millions of Won)
	For the year ended December 31, 2018	For the year ended December 31, 2017	For the year ended December 31, 2016
Beginning balance	362,171	369,332	344,016
Effect of change in accounting policy	13,049	—	—
Increase of allowance for doubtful accounts	45,051	40,377	78,132
Reversal of allowance for doubtful accounts	—	—	—
Write-offs	(65,762)	(70,802)	(79,891)
Other	21,536	23,264	27,075
Ending balance	376,045	362,171	369,332

(3)	Policies for Allowance for Doubtful Accounts

The Company establishes allowances for doubtful accounts based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period and past customer default experience for the past two years. With respect to trade receivables relating to wireless telecommunications services, the Company considers the likelihood of recovery based on past customer default experience and the length of default in connection with the type of default (e.g., whether the customer’s service has been terminated or is continued). For such trade receivables that have been overdue for more than two years after the customer’s service has been terminated, the Company records an allowance of 100% of such receivables. For such trade receivables that have been overdue for less than two years after the customer’s service has been terminated or relates to a customer that is continuing his service, the Company records an allowance of a certain percentage of such receivable. Consistent with customary practice, the Company writes off trade and other receivables for which the prescription period has passed or that are determined to be impossible or economically too costly to collect, including receivables that are less than Won 200,000 and more than six months overdue and receivables that have been determined to be the subject of identity theft.

(4)	Aging of Accounts Receivable

	(Unit: in millions of Won)
	As of December 31, 2018
	Six months or less	From six months to one year	From one year to three years	More than three years	Total
Accounts receivable – general	1,979,347	69,721	142,789	88,233	2,280,090
Percentage	87%	3%	6%	4%	100%

C.	Inventories

(1)	Detailed Categories of Inventories

	(Unit: in millions of Won)
Account Category	For the year ended December 31, 2018	For the year ended December 31, 2017	For the year ended December 31, 2016
Merchandise	259,524	243,975	225,958
Goods in transit	—	—	—
Other inventories	28,529	28,428	33,888
Total	288,053	272,403	259,846
Percentage of inventories to total assets [ Inventories / Total assets ]	0.68%	0.81%	0.83%
Inventory turnover [ Cost of sales / { ( Beginning balance of inventories + Ending balance of inventories ) / 2} ]	6.41	7.09	6.89

(2)	Reporting of Inventories

The Company holds handsets, ICT equipment for offline sales, etc. in inventory. The Company conducts physical due diligence of its inventories with its auditors at the end of each year.

D.	Fair Value Measurement

See note 2 of the notes to the Company’s audited consolidated financial statements as of and for the years ended December 31, 2018 and 2017 for more information.

E.	Key Terms of Debt Securities

[SK Telecom]

The following are key terms and conditions of bonds issued by the Company.

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 61-2	Dec. 27, 2011	Dec. 27, 2021	190,000	Dec. 19, 2011	Hana Financial Investment Co., Ltd.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 50% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 2 trillion won
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on September 12, 2018

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 62-1	Aug. 28, 2012	Aug. 28, 2019	170,000	Aug. 22, 2012	Meritz Securities Co., Ltd.
Unsecured Bond – Series 62-2	Aug. 28, 2012	Aug. 28, 2022	140,000	Aug. 22, 2012	Meritz Securities Co., Ltd.
Unsecured Bond – Series 62-3	Aug. 28, 2012	Aug. 28, 2032	90,000	Aug. 22, 2012	Meritz Securities Co., Ltd.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 2 trillion won
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on September 12, 2018

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 63-1	April 23, 2013	April 23, 2023	230,000	April 17, 2013	Korea Securities Finance Corp.
Unsecured Bond – Series 63-2	April 23, 2013	April 23, 2033	130,000	April 17, 2013	Korea Securities Finance Corp.
Unsecured Bond – Series 64-1	May 14, 2014	May 14, 2019	50,000	April 29, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 64-2	May 14, 2014	May 14, 2024	150,000	April 29, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 64-4	May 14, 2014	May 14, 2029	50,000	April 29, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 65-1	Oct. 28, 2014	Oct. 28, 2019	160,000	Oct. 16, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 65-2	Oct. 28, 2014	Oct. 28, 2021	150,000	Oct. 16, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 65-3	Oct. 28, 2014	Oct. 28, 2024	190,000	Oct. 16, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 66-1	Feb. 26, 2015	Feb. 26, 2022	100,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 66-2	Feb. 26, 2015	Feb. 26, 2025	150,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 66-3	Feb. 26, 2015	Feb. 26, 2030	50,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-1	July 17, 2015	July 17, 2018	90,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-2	July 17, 2015	July 17, 2025	70,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-3	July 17, 2015	July 17, 2030	90,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-1	Nov. 30, 2015	Nov. 30, 2018	80,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-2	Nov. 30, 2015	Nov. 30, 2025	100,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-3	Nov. 30, 2015	Nov. 30, 2035	70,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 69-1	March 4, 2016	March 4, 2019	70,000	Feb. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 69-2	March 4, 2016	March 4, 2021	100,000	Feb. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 69-3	March 4, 2016	March 4, 2026	90,000	Feb. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 69-4	March 4, 2016	March 4, 2036	80,000	Feb. 22, 2016	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 2 trillion won
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on September 12, 2018

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 70-1	June 3, 2016	June 3, 2019	50,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 70-2	June 3, 2016	June 3, 2021	50,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 70-3	June 3, 2016	June 3, 2026	120,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 70-4	June 3, 2016	June 3, 2031	50,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 71-1	April 25, 2017	April 25, 2020	60,000	April 13, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 71-2	April 25, 2017	April 25, 2022	120,000	April 13, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 71-3	April 25, 2017	April 25, 2027	100,000	April 13, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 71-4	April 25, 2017	April 25, 2032	90,000	April 13, 2017	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 5 trillion won
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on September 12, 2018

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 72-1	Nov. 10, 2017	Nov. 10, 2020	100,000	Oct. 31, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 72-2	Nov. 10, 2017	Nov. 10, 2022	80,000	Oct. 31, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 72-3	Nov. 10, 2017	Nov. 10, 2027	100,000	Oct. 31, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 73-1	Feb. 20, 2018	Feb. 20, 2021	110,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 73-2	Feb. 20, 2018	Feb. 20, 2023	100,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 73-3	Feb. 20, 2018	Feb. 20, 2028	200,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 73-4	Feb. 20, 2018	Feb. 20, 2038	90,000	Feb. 6. 2018	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Management Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on September 12, 2018

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 74-1	Sept. 17, 2018	Sept. 17, 2021	100,000	Sept. 5, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 74-2	Sept. 17, 2018	Sept. 17, 2023	150,000	Sept. 5, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 74-3	Sept. 17, 2018	Sept. 17, 2038	50,000	Sept. 5, 2018	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Management Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	To be submitted after the release of the 2018 annual report

[SK Broadband]

The following are key terms and conditions of bonds issued by SK Broadband.

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 38-2	April 2, 2014	April 2, 2019	210,000	March 21, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 39	Sept. 29, 2014	Sept. 29, 2019	130,000	Sept. 17, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 40-2	Jan. 14, 2015	Jan. 14, 2020	160,000	Jan. 2, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 41	July 15, 2015	July 15, 2020	140,000	July 3, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 42	Oct. 6, 2015	Oct. 6, 2020	130,000	Sept. 22, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 43-1	Oct. 5, 2016	Oct. 5, 2019	50,000	Sept. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 43-2	Oct. 5, 2016	Oct. 5, 2021	120,000	Sept. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 44	Feb. 3, 2017	Feb. 3, 2022	150,000	Jan. 20, 2017	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 2 trillion won
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on August 31, 2018

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 45-1	Oct. 11, 2017	Oct. 11, 2020	30,000	Sept. 20, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 45-2	Oct. 11, 2017	Oct. 11, 2022	140,000	Sept. 20, 2017	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 70% of total assets
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on August 31, 2018

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 46-1	Feb. 1, 2018	Feb. 1, 2021	70,000	Jan. 19, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 46-2	Feb. 1, 2018	Feb. 1, 20213	80,000	Jan. 19, 2018	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 70% of total assets
	Compliance Status	Compliant
Restriction on Changes of Management Structure	Key Term	Restriction on changes of management structure
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on August 31, 2018

IV.	MANAGEMENT’S DISCUSSION AND ANALYSIS

1.	Forward-Looking Statements

This section contains forward-looking statements with respect to the financial condition, results of operations and business of the Company and plans and objectives of the management of the Company. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements.

The Company does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of the information contained in this section, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Such forward-looking statements were based on current plans, estimates and projections of the Company and the political and economic environment in which the Company will operate in the future, and therefore you should not place undue reliance on them.

Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events.

2.	Overview

In 2018, the Company strived to eliminate negative customer experiences and provide substantial benefits to its customers in response to the decrease in revenue from its wireless business. In addition, the Company built a solid foundation for improving its corporate value as a new ICT company that encompasses areas such as media, security and commerce, by acquiring ADT CAPS and establishing Eleven Street as a separate entity.

With respect to its MNO business, which operates under stabilizing market conditions, the Company has the honor of maintaining the top position for the longest consecutive period according to the top three customer survey agencies, including the number one position in the mobile phone industry for 21 consecutive years according to the Korean Customer Satisfaction Index, as a result of active marketing efforts to attract mobile subscribers who will provide future sources of revenue and the implementation of eight customer value innovation programs. Despite the inevitable decline in revenue due to rate cuts, the Company was able to decrease annual marketing expenses and continued to prioritize the retention of existing subscribers, achieving a record-low annual churn rate of 1.2% in 2018.

With respect to its digital network technology, in June 2018, the Company secured frequency bandwidths that are optimal for the commercialization of 5G services at a reasonable bid price. In the fourth quarter of 2018, the Company began to build its 5G networks, focusing on Seoul and other metropolitan areas. The Company began its first 5G transmission in December 2018, and is leading the way for the construction of 5G networks with enhanced stability and security through the application of quantum cryptography communication and AI networks.

The Company’s media business achieved record annual revenue due to the increases in the number of IPTV subscribers and consumption of paid contents, and its mobile over-the-top (“OTT”) service oksusu is awaiting the launch of a new combined entity. With respect to its security business, the Company completed preparations to become a convergence security service provider by acquiring ADT CAPS and SK Infosec and completing the merger of NSOK. The 11st business accelerated the improvement in its profitability by providing differentiated services based on AI and data in a highly competitive environment.

In 2019, the Company plans to build on its positive reputation that has been earned through customer value innovation programs and grow as a new ICT company at the same time. With respect to its MNO business, the Company will closely integrate its assets related to security, commerce, data and AI in order to provide differentiated services to its customers. The new combined mobile OTT service of the Company will seek to transform the landscape of the content industry in Korea and become a leader in the new media business environment in the 5G era. In addition, the Company will continue to strengthen its competitiveness in the pay TV market through appropriate responses to the changes in the market environment, such as through the memorandum of understanding that the Company entered into in February 2019 to pursue the acquisition of Tbroad Co., Ltd. (“Tbroad”), the second largest cable TV operator in Korea.

The Company’s operating revenue, on a consolidated basis, was Won 16,874.0 billion for the year ended December 31, 2018, a decrease of 3.7% compared to 2017 primarily due to a decrease in rates reflecting the effects of the increase in the discount rates applicable to subscribers who elect to receive discounted rates in lieu of handset subsidies starting in September 2017. Although the decrease in total revenue was inevitable due to the decline in revenue from the wireless business, the Company has mitigated the impact of such decrease with the expansion of its new ICT businesses, such as media and security. The Company’s operating profit, on a consolidated basis, decreased by 22% to Won 1,201.8 billion compared to the previous year due to the decrease in revenue and the recognition of costs associated with the reorganization of the business of its subsidiaries. The Company’s profit for the year increased by 18% to Won 3,132.0 billion for the year ended December 31, 2018 compared to 2017, primarily due to gains related to its equity investment in SK hynix Inc.

In 2018, the Company’s capital expenditures, on a separate basis, were Won 2.13 trillion, which was consistent with the guidance at the beginning of the year. Cash dividends for 2018 were Won 10,000 per common share, which include interim dividends of Won 1,000 per common share paid during the year.

3.	Analysis of Consolidated Financial Position

(Unit: in billions of Won, except percentages)
	As of December 31, 2018	As of December 31, 2017	Change from 2017 to 2018	Percentage Change from 2017 to 2018
Total Assets	42,369	33,428	8,941	26.7%
Current Assets	7,959	6,201	1,758	28.4%
• Cash and Marketable Securities(1)	1,507	1,458	49	3.4%
Non-Current Assets	34,410	27,227	7,183	26.4%
• Property and Equipment and Investment Property	10,718	10,145	573	5.6%
• Intangible Assets and Goodwill	5,514	3,587	1,927	53.7%
• Long-term Financial Instruments, Long-term Investment Securities and Investment in Associates	860	1,031	(171)	(16.6)%
Total Liabilities	20,020	15,399	4,621	30.0%
Current Liabilities	6,848	7,109	(261)	(3.7)%
• Short-term Borrowings	80	130	(50)	(38.5)%
• Current Portion of Long-term Debt	1,408	1,834	(426)	(23.2)%
Non-Current Liabilities	13,172	8,290	4,882	58.9%
• Debentures and Long-term Borrowings, Excluding Current Portion	8,588	5,808	2,780	47.9%
Total Equity	22,349	18,029	4,320	24.0%
Interest-bearing Financial Debt(2)	9,652	7,467	2,185	29.3%
Debt-to-Equity Ratio(3)	43.2%	41.4%		(1.8	)%p

(1)	Cash & marketable securities includes cash & cash equivalents, marketable securities and short-term financial instruments.
(2)	Interest-bearing financial debt: Total of short-term borrowings, current portion of long-term debt and debentures and long-term borrowings
(3)	Debt-to-equity ratio: Interest-bearing financial debt / Total Equity

A.	Assets

As of December 31, 2018, SK Telecom’s assets comprised 68% of the Company’s assets, on a consolidated basis.

The Company’s current assets as of December 31, 2018 increased by 28% from the end of the previous year, primarily due to the capitalization of incremental costs of obtaining contracts in accordance with K-IFRS 1115. Non-current assets increased by 26% from the end of the previous year, primarily due to the acquisition of 5G frequency usage rights and equity interests in Life & Security Holdings Co., Ltd., SK Infosec and id Quantique SA.

B.	Liabilities

As of December 31, 2018, SK Telecom’s liabilities comprised 60% of the Company’s liabilities, on a consolidated basis.

The Company’s current liabilities as of December 31, 2018 decreased by 4% from the end of the previous year, primarily due to the repayment of short-term borrowings. Non-current liabilities as of December 31, 2018 increased by 59% from the end of the previous year mainly due to the issuance of bonds by SK Telecom and the increase in long-term payables related to the acquisition of frequency licenses.

4.	Analysis of Consolidated Financial Information

(Unit: in billions of Won, except percentages)
	For the year ended December 31, 2018	For the year ended December 31, 2017	Change from 2017 to 2018	Percentage Change from 2017 to 2018
Operating Revenue	16,874	17,520	(646)	(3.7)%
Operating Expense	15,672	15,983	(311)	(1.9)%
Operating Profit	1,202	1,537	(335)	(21.8)%
Operating Margin	7.12%	8.77%		(1.65	)%p
Net Other Income (Loss)	2,774	1,867	907	48.6%
Profit Before Income Tax	3,976	3,403	573	16.8%
Profit for the Year	3,132	2,658	474	17.8%
Net Margin	18.56%	15.17%		3.39	%p
Profit for the Year Attributable to Owners of the Parent Company	3,128	2,600	528	20.3%
Profit for the Year Attributable to Non-controlling Interests	4	58	(54)	(93.1)%
EBITDA(1)	4,486	4,784	(298)	(6.2)%
EBITDA Margin	26.59%	27.30%		(0.71	)%p

(1)	EBITDA: Sum of operating profit and depreciation and amortization expenses (including depreciation and amortization expenses related to research and development)

A.	Operating Revenue

The Company’s operating revenue, on a consolidated basis, for the year ended December 31, 2018 decreased by 3.7% from the previous year, primarily due to a decrease in revenue from its wireless business, which was partially offset by efforts to minimize such decrease through increases in revenue from new ICT businesses such as media and security.

SK Telecom’s operating revenue for the year ended December 31, 2018 decreased by 6.1% from the previous year, while the operating revenue of SK Broadband increased by 6.6% from the previous year primarily due to the qualitative growth of its IPTV business, including increases in the consumption of contents and the proportion of UHD subscribers.

In 2019, the Company expects its revenue to grow compared to 2018 as a result of an increase in revenue from the wireless business following the commercialization of 5G, as well as revenue growth of its ICT-related businesses such as media, commerce and security.

B.	Operating Profit

Despite the decrease in SK Telecom’s marketing expenses and the improvement of the profitability of Eleven Street, the operating profit of the Company for the year ended December 31, 2018 decreased by 22% from the previous year, primarily due to the decrease in profit from the wireless business and the recognition of expenses related to the reorganization of SK Planet’s business portfolio.

C.	Operating Expense

(Unit: in billions of Won, except percentages)
	For the year ended December 31, 2018	For the year ended December 31, 2017	Change from 2017 to 2018	Percentage Change from 2017 to 2018
Labor Cost	2,289	1,966	323	16.4%
Commissions Paid	5,003	5,486	(483)	(8.8)%
Advertising	469	523	(54)	(10.3)%
Depreciation and Amortization(1)	3,284	3,247	37	1.1%
Network Interconnection	808	875	(67)	(7.7)%
Leased Line Fees and Frequency License Fees	310	192	(118)	(38.1)%
Cost of Products that have been Resold	1,796	1,887	(91)	(4.8)%
Others	1,713	1,657	56	3.4%
Total Operating Expense	15,672	15,983	(311)	(1.9)%

(1)	Includes depreciation and amortization expenses related to research and development.

Labor cost for the year ended December 31, 2018 increased by 16.4% from the previous year primarily due to an increase in the number of professional employees hired in connection with the expansion of the Company’s new businesses and technologies, such as AI and service platforms.

Commissions paid for the year ended December 31, 2018 decreased by 8.8% from the previous year primarily due to the overall decrease in marketing expenses in connection with the maturing of the wireless business market, including an increase in the proportion of subscribers who upgrade handsets.

Depreciation and amortization expenses for the year ended December 31, 2018 increased by 1.1% from the previous year due to an increase in the depreciation and amortization expenses for SK Broadband’s fixed-line business, despite a slight decrease in SK Telecom’s depreciation and amortization expenses partially due to the completion of depreciation of certain assets.

5.	Analysis of Separate Operating Information

[SK Telecom]

A.	Number of Subscribers

(Unit: in 1,000 persons, except percentages)
	For the year ended December 31, 2018	For the year ended December 31, 2017	Change from 2017 to 2018	Percentage Change from 2017 to 2018
Subscribers	30,882	30,195	687	2.3%
Net Increase	690	600	90	15.0%
Activations	5,176	5,821	(645)	(11.1)%
Deactivations	4,486	5,221	(735)	(14.1)%
Monthly Churn Rate (%)	1.2%	1.5%		(0.3	)%p
Average Subscribers	30,589	29,975	614	2.0%
Smartphone Subscribers	23,964	22,985	979	4.3%
LTE Subscribers	24,796	22,865	1,931	8.4%

The number of LTE subscribers continued to increase to 24.80 million as of December 31, 2018. The Company achieved a record low annual churn rate of 1.2% as a result of the stabilization of the market and the Company’s efforts to prevent the loss of existing subscribers through its customer innovation programs.

The number of smartphone subscribers continued to increase to 23.96 million as of December 31, 2018 (which represented a net increase of 690,000 subscribers during the year), representing 78% of the total number of SK Telecom’s subscribers.

B.	Average Monthly Revenue per Subscriber

	For the year ended December 31, 2018	For the year ended December 31, 2017	Change from 2017 to 2018	Percentage Change from 2017 to 2018
Billing Average Monthly Revenue per Subscriber (Won)	32,243	34,901	(2,658)	(7.6)%

*

The billing average monthly revenue per subscriber (“ARPU”) is derived by dividing total SK Telecom revenues from voice service and data service (but excluding revenue from MVNO subscribers) for the period by the monthly average number of subscribers that are not MVNO subscribers for the period, then dividing that number by the number of months in the period. Although the definition of ARPU may vary by company, it is a measure that is widely used in the telecommunications industry for revenue comparison purposes.

In 2018, despite the continued increase in average customer data usage, average revenue per subscriber decreased to Won 32,243, a 7.6% decrease compared to the previous year, primarily due to increases in the number of subscribers who elected to receive discounted rates in lieu of handset subsidies.

C.	Capital Expenditures

(Unit: in billions of Won, except percentages)
New investments and expansions	For the year ended December 31, 2018	For the year ended December 31, 2017	Change from 2017 to 2018	Method of financing
Network investment	1,735.6	1,597.0	138.6	Self- procurement
Other investment	392.3	386.9	5.4
Total	2,127.9	1,983.9	144.0

[SK Broadband]

(Unit: in billions of Won, except percentages)
Operating revenue	For the year ended December 31, 2018	For the year ended December 31, 2017	Percentage Change from 2017 to 2018
High-speed Internet	809.2	845.3	(4.3)%
Residential fixed-line telephone	64.2	78.5	(18.2)%
Corporate business	1,007.6	989.2	1.9%
Television	1,274.3	1,025.8	24.2%
Others	98.5	113.8	(13.4)%
Total	3,253.8	3,052.6	6.6%

*	(1) Operating revenue determined in accordance with K-IFRS.
*

(2) The business category is based on the nature of the goods or services that account for operating revenue or the characteristics of the network assets to provide telecommunications service, considering the consolidated entity as a single reporting entity.

•	High-speed Internet

In 2018, revenue from high-speed Internet services decreased by 4.3% compared to 2017 to Won 809.2 billion, primarily due to the adoption of the newly applicable accounting standard IFRS 15. Although the decrease in revenue from value-added services had a negative effect on ARPU, ARPU increased overall compared to the previous year as a result of an increase in the proportion of Giga internet users to 34%. In addition, the Company continued to secure additional subscribers despite market price competition, recording an annual increase of approximately 170,000 subscribers. In 2019, although the growth rate of the residential market is expected to fall due to intensified competition and a decrease in demand, SK Broadband plans to continue to strengthen its distribution capabilities by upgrading its data-based marketing system.

•	IPTV

In 2018, SK Broadband’s IPTV business increased its revenue by 24.2% compared to 2017 to Won 1,274.3 billion and strengthened its position as a media platform. APRU of IPTV services improved as a result of an increase of revenue from media platform businesses such as paid contents, media advertising and home shopping transmission fees and the increase in the proportion of UHD subscribers to approximately 54%. In addition, the IPTV business added approximately 350,000 new subscribers during the year, contributing to the continued increase in revenue despite the effects of the adoption of IFRS 15. Although the costs related to contents increased compared to 2017 in connection with the associated revenue growth, the proportion of such costs as compared to revenue decreased, contributing to the continued improvement of the IPTV business’ profitability. In 2019, competition among the platform providers in the IPTV market is expected to intensify due to efforts to differentiate their services. SK Broadband will continue to deliver differentiated value to its customers through its customer-oriented business and services.

•	Corporate Business

In 2018, revenue from SK Broadband’s corporate business increased by 1.9% compared to 2017 to Won 1,007.6 billion. The corporate business continued its revenue growth by securing large-scale customer contracts in its core business based on fixed-line services, which constitutes SK Broadband’s primary strength as a fixed-line telecommunications operator. In the case of its growth businesses, which are the growth engines for the corporate business, convergence security services such as cloud cameras and managed services were the main sources of revenue growth. As a result, the proportion of revenue from both the core and growth businesses increased compared to 2017. In 2019, SK Broadband will continue to develop its core and growth businesses by actively exploring new markets and opportunities.

6.	Guidance for Fiscal Year 2019

The Company announced the following guidance for fiscal year 2019 during its earnings release conference call on January 31, 2019.

1.	Operating revenue (consolidated): Won 18.0 trillion

The Company expects its consolidated operating revenue to reach approximately Won 18.0 trillion in 2019. While the Company expects the decrease in revenue from its wireless business to continue due to the effect of rate cuts, such as those offered to subscribers who elect to receive rate discounts in lieu of handset subsidies, it expects a turnaround in revenue in the second half of 2019 by offering reasonable rate plans based on increasing user data usage and increasing the number of new subscribers. The Company plans to minimize the impact of the increase in expenses related to the commercialization of 5G services through efficient management of costs, such as reducing marketing expenses. SK Broadband is expected to heighten its level of contribution to the Company’s consolidated revenue increase by maintaining steady growth in the IPTV and T-commerce businesses, and it also expects returns from new media businesses such as its mobile OTT service. Eleven Street plans to expand its product categories by strengthening various external partnerships in high-margin sectors such as fashion, groceries and beauty. The Company also plans to improve Eleven Street’s profitability by developing it into a commerce portal utilizing synergies with ICT-related affiliates and reach break-even for the year. Due to the factors described above and the consolidation of the new security business subsidiaries such as ADT CAPS and SK Infosec, the Company expects an increase in annual revenue by more than approximately Won 1 trillion compared to 2018.

2.	Capital expenditures

For the Company’s capital expenditures in 2019, it plans to respond flexibly to various factors affecting the commercialization of 5G technology, such as services, rate plans and the availability of handsets. The Company plans to make investments based on a careful examination of customer demand in order to ensure its position as the leader in the commercialization of and market for 5G services. The Company will determine the amount of capital expenditures once the variables that are important to future investments become clear.

3.	Cash dividends: The Company will decide on the level of cash dividends taking into consideration various factors such as the overall business environment and the Company’s financial condition.

7.	Corporate Reorganization

On December 21, 2018, SK Telecom undertook a corporate reorganization in order to innovate and grow as a leading new ICT company. SK Telecom reorganized its businesses into four main business divisions comprising the Company’s new ICT business portfolio: MNO, media, security and commerce. All organizations within the Company will be reorganized with a focus on 5G technology, with the most important of these organizations, including the four main business divisions, each establishing a body in charge of 5G technology and focusing on the commercialization of, and market initiatives for, 5G services. In order to strengthen the Company’s key capabilities as a ICT company in AI and data-related technologies, the AI Center will serve as the core brain for 5G technology and strengthen its role in supporting all of the Company’s businesses in connection with AI technologies, while the DT Center will take the lead on the data integration system for all ICT-related companies through the Data Governance Group. The Company will strengthen its system of synergies in pursuing “Virtually One Company” among all of its ICT-related entities. In addition, the Company plans to strengthen the role of the relevant departments to develop new business models for its music and mobile OTT services, which will become the key contents for the new ICT sector in the 5G era.

8.	Liquidity

As of December 31, 2018, the Company’s debt-to-equity ratio (as calculated based on the interest-bearing financial debt) was 43.2%, compared to 41.4% as of December 31, 2017 and 45.7% as of December 31, 2016. The net debt-to-equity ratio (as calculated based on the interest-bearing financial debt minus cash and marketable securities) was 30.9%, 29.1% and 33.1% at the end of 2018, 2017 and 2016, respectively. Interest coverage ratio (EBITDA / interest expense) was 14.6, 16.0 and 15.8 at the end of each of 2018, 2017 and 2016. The Company continues to have sufficient liquidity.

9.	Financing

As of December 31, 2018, the Company’s aggregate interest bearing debt amounted to Won 9,652 billion, comprising long-term and short-term borrowings, debentures and current portion of long-term borrowings, compared to Won 7,467 billion as of December 31, 2017 and Won 7,370 billion as of December 31, 2016, showing increases for three consecutive years.

10.	Investments

The Company did not make any significant investments in 2018.

V.	AUDITOR’S OPINION

1.	Independent Auditors and Audit Opinions

A.	Independent Auditor and Audit Opinion (Consolidated)

Period	Independent auditor	Audit opinion	Issues noted
Year ended December 31, 2018	KPMG Samjong Accounting Corp.	Unqualified	N/A
Year ended December 31, 2017	KPMG Samjong Accounting Corp.	Unqualified	N/A
Year ended December 31, 2016	KPMG Samjong Accounting Corp.	Unqualified	N/A

B.	Audit Services Contracts with Independent Auditors

(Unit: in millions of Won except number of hours)
Period	Auditors	Contents	Fee	Total number of hours accumulated for the fiscal year
Year ended December 31, 2018	KPMG Samjong Accounting Corp.	Quarterly review	1,700	22,058
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
Year ended December 31, 2017	KPMG Samjong Accounting Corp.	Semi-annual review	1,470	21,098
		Quarterly review
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
Year ended December 31, 2016	KPMG Samjong Accounting Corp.	Semi-annual review	1,350	19,412
		Quarterly review
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task

C.	Non-Audit Services Contracts with Independent Auditors

(Unit: in millions of Won)
Period	Contract date	Service provided	Service duration	Fee
Year ended December 31, 2018	September 20, 2018	Confirmation of financial information	September 20, 2018 – September 21, 2018	2
	March 5, 2018	Issuance of comfort letters	March 5, 2018 – April 26, 2018	110
Year ended December 31, 2017	March 10, 2017	Issuance of comfort letters	March 10, 2017 – March 30, 3017	30
	April 28, 2017	Consulting services	April 28, 2017 – May 12, 2017	300
Year ended December 31, 2016	May 10, 2016	Confirmation of financial information	May 10, 2016 – May 12, 2016	2

2. Change of Independent Auditors

Not applicable.

IV.	CORPORATE ORGANIZATION INCLUDING BOARD OF DIRECTORS

1. Board of Directors

A.	Overview of the Composition of the Board of Directors

The Company’s board of directors (the “Board of Directors”) is composed of eight members: five independent directors, two inside directors and one non-executive director. Within the Board, there are five committees: Independent Director Nomination Committee, Audit Committee, Compensation Committee, CapEx Review Committee and Corporate Citizenship Committee.

(As of December 31, 2018)
Total number of persons	Inside directors	Non-executive director	Independent directors
8	Jung Ho Park, Young Sang Ryu	Dae Sik Cho	Jae Hoon Lee, Dae Shick Oh, Jae Hyeon Ahn, Jung Ho Ahn, Youngmin Yoon

At the 34th General Meeting of Shareholders held on March 21, 2018, Young Sang Ryu was newly elected as an inside director and Youngmin Yoon was newly elected as an independent director and a member of the audit committee.

B.	Significant Activities of the Board of Directors

Meeting	Date	Agenda	Approval
409th (the 1st meeting of 2018)	February 2, 2018

- Business Plan for 2018

- Financial statements as of and for the year ended December 31, 2017

- Annual business report as of and for the year ended December 31, 2017

- Delegation of funding through long-term borrowings in 2018

- Lease contract with SK Broadband

- Approval of IT SM transactions in 2018

- Report on welfare fund for 2018

- Share acquisition of FSK L&S

- Establishment of SK Telecom Japan

- Report of internal accounting management

- Donation to community in 2017

- Report for the period after the fourth quarter of 2017

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed — — —

410th (the 2nd meeting of 2018)	February 20, 2018

- Adoption of electronic voting system

- Establishment of corporate governance charter

- Grant of stock options

- Plan for the 34th General Meeting of Shareholders

- Donation to the Korean Fencing Association

- Results on internal accounting management

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed —

Meeting	Date	Agenda	Approval
411th (the 3rd meeting of 2018)	March 31, 2018

- Election of the chairman of the Board of Directors

- Election of committee members

- Reappointment of compliance officer

- Transactions with SK Holdings in the second quarter of 2018

- Transactions related to corporate bonds with SK Securities

- Transactions related to fund management with SK Securities

- Donation to Korea Foundation of Advance Studies for 2018

- Donation to SK Happiness Foundation for 2018

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed

412nd (the 4th meeting of 2018)	April 26, 2018	- Allocation of operating costs of SK Academy - Payment of operating costs in 2018 for SUPEX Council - Report for the period after the first quarter of 2018	Approved as proposed Approved as proposed —

413rd (the 5th meeting of 2018)	May 8, 2018	- Acquisition of shares of Siren Holdings Korea Co., Ltd.	Approved as proposed

414th (the 6th meeting of 2018)	May 24, 2018	- Plan for the procurement of 5G frequency - Settlement of expenses between related parties in connection with contemplated joint R&D - Equity investment plan for the Guam/Saipan MNO	Approved as proposed Approved as proposed —

415th (the 7th meeting of 2018)	June 28, 2018

- Transactions with SK Holdings in the third quarter of 2018

- Transactions related to corporate bonds with SK Securities

- Transactions related to fund management with SK Securities

- Changes to joint management contract of airplane for business purposes

Approved as proposed Approved as proposed Approved as proposed Approved as proposed

416th (the 8th meeting of 2018)	July 26, 2018

- Participation in Iriver’s capital increase

- Payment of interim dividends

- Report on the statement of accounts for the first half year of 2018

- Establishment of investment company in Southeast Asia and equity investment plan

- Report for the period after the second quarter of 2018

Approved as proposed Approved as proposed — — —

417th (the 9th meeting of 2018)	September 20, 2018	- Transactions with SK Holdings in the fourth quarter of 2018 - Increase of donation to the Korean Fencing Federation in 2018 - Donation for flood damage relief in Laos	Approved as proposed Approved as proposed —

418th (the 10th meeting of 2018)	October 25, 2018

- Payment for acquisition of new 5G frequency bandwidths

- Investment in 5G facilities in 2018

- Comprehensive share exchange with SK Infosec

- Disposal of treasury shares

- Report for the period after the third quarter of 2018

Approved as proposed Approved as proposed Approved as proposed Approved as proposed —

419th (the 11th meeting of 2018)	November 26, 2018

- Changes to fixed-line and wireless infrastructure construction in 2018

- Joint management contract of aircraft for business purposes for 2019

- Approval of comprehensive share exchange agreement with SK Infosec

- Report on compliance and effectiveness evaluation

Approved as proposed Approved as proposed Approved as proposed —

Meeting	Date	Agenda	Approval
420th (the 12th meeting of 2018)	December 26, 2018

- Business management plan for 2019

- Transactions with SK Holdings in the first quarter of 2019

- Provision of funds for management of the 2018 SUPEX meeting

- Renewal of IT SM contract

- Lease contract for SUPEX Center in 2019

- Contract with SK Forest for landscape and facility management service in 2019

- Allocation of operating expenses of SK Academy in 2019

- Construction of fixed-line and wireless infrastructure for 2019

- Resale of fixed-line products with SK Broadband for 2019

- Approval of the issuance limit for asset-backed short-term bonds

- Purchase of PS&M handset installment receivables for 2019

- Disposal of Happynarae shares

- Establishment of SK Telecom New York investment company

- Customer contact channel operation for 2019

- Cell site maintenance contract for 2019

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

*	The line items that do not show approval are for reporting purposes only.

C.	Committees within Board of Directors

(1)	Committee structure (as of December 31, 2018)

(a)	Compensation Review Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	—	Jae Hoon Lee, Dae Shick Oh, Jung Ho Ahn	Review CEO remuneration system and amount

*	The Compensation Review Committee is a committee established by the resolution of the Board of Directors.

(b)	Capex Review Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
6	Young Sang Ryu	Jae Hoon Lee, Dae Shick Oh, Jae Hyeon Ahn, Jung Ho Ahn, Youngmin Yoon	Review major investment plans and changes thereto

*	The Capex Review Committee is a committee established by the resolution of the Board of Directors.

(c)	Corporate Citizenship Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	—	Jae Hoon Lee, Jae Hyeon Ahn, Jung Ho Ahn	Review guidelines on corporate social responsibility (“CSR”) programs, etc.

*	The Corporate Citizenship Committee is a committee established by the resolution of the Board of Directors.

(d)	Independent Director Nomination Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	Jung Ho Park	Jae Hoon Lee, Jae Hyeon Ahn	Nomination of independent directors

*	Under the Korean Commercial Code, a majority of the members of the Independent Director Nomination Committee should be independent directors.

(e)	Audit Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
4	—	Jae Hoon Lee, Dae Shick Oh, Jae Hyeon Ahn, Youngmin Yoon	Review financial statements and supervise independent audit process, etc.

*	The Audit Committee is a committee established under the provisions of the Articles of Incorporation and the Korean Commercial Code.

2. Audit System

The Company’s Audit Committee consists of four independent directors, Dae Shick Oh, Jae Hoon Lee, Jae Hyeon Ahn and Youngmin Yoon.

Major activities of the Audit Committee as of December 31, 2018 are set forth below.

Meeting	Date	Agenda	Approval
The 1st meeting of 2018	February 1, 2018

- Evaluation of internal accounting management system operation

- Review of business and audit results for the second half of 2017 and business and audit plans for 2018

- Evaluation of internal monitoring controls based on the opinion of the members of the Audit Committee

- Appointment of external auditor for the period of 2018 to 2020

— — Approved as proposed Approved as proposed

The 2nd meeting of 2018	February 19, 2018

- Report on the IFRS audit of fiscal year 2017

- Report on review of 2017 internal accounting management system

- Evaluation of internal accounting management system operation

- Agenda and document review for the 34th General Meeting of Shareholders

- Auditor’s report for fiscal year 2017

- Report on contract for customer appreciation gifts to fixed-line telephone customers for 2018

— — Approved as proposed Approved as proposed Approved as proposed Approved as proposed

The 3rd meeting of 2018	March 20, 2018	- Contract for maintenance services of optical cables in 2018 - Contract for maintenance services of transmission equipment in 2018 - Consulting contract to undertake a global project	Approved as proposed Approved as proposed Approved as proposed

The 4th meeting of 2018	April 25, 2018

- Election of the chairman of the Audit Committee

- Remuneration for external auditor for fiscal year 2018

- Approval of external auditor services for fiscal year 2018

- Audit plan for fiscal year 2018

Approved as proposed Approved as proposed Approved as proposed —

The 5th meeting of 2018	May 23, 2018	- Product/service transactions with SK Broadband for fiscal year 2018	Approved as proposed

The 6th meeting of 2018	July 25, 2018	- Report on the external audit for the first half of fiscal year 2018	—

The 7th meeting of 2018	October 24, 2018	- Contract with SK E&C for construction of SK memorial hall	Approved as proposed

The 8th meeting of 2018	November 21, 2018	- Contract for business corporation with Onestore for 2019	Approved as proposed

The 9th meeting of 2018	December 10, 2018

- Contract for maintenance services of transmission equipment in 2019

- Telecommunications equipment lease contract for 2019

- Commission to collect on accounts receivable for 2019

- Transactions with SK Broadband for oksusu basic monthly rate plan

- Transactions with SK Infosec for 2019

- Service transactions with SK Planet for 2019

- Product/service transactions with ADT CAPS for 2019

- Product/service transactions with Groovers for 2019

- Service transactions with SK Wyverns for 2019

- Purchase of expendable supplies from Happynarae for 2019

- Remuneration for external auditor for fiscal year 2019

- Audit plan for fiscal year 2019

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

—

*	The line items that do not show approval are for reporting purposes only.

3. Shareholders’ Exercise of Voting Rights

A.	Voting System and Exercise of Minority Shareholders’ Rights

Pursuant to the Articles of Incorporation as shown below, the cumulative voting system was first introduced in the general meeting of shareholders held in 2003.

Articles of Incorporation	Description
Article 32(3) (Election of Directors)	Cumulative voting under Article 382-2 of the Korean Commercial Code will not be applied for the election of directors.
Article 4 of the 12th Supplement to the Articles of Incorporation (Interim Regulation)	Article 32(3) of the Articles of Incorporation shall remain effective until the day immediately preceding the date of the general meeting of shareholders held in 2003.

During the 34th general meeting of shareholders held on March 21, 2018, the Company adopted the electronic voting method. Pursuant to Article 368-4 of the Korean Commercial Code, the Company entrusted the Korea Securities Depository with the role of administering the electronic voting system, allowing shareholders to exercise their voting rights through electronic voting without attending the general meeting of shareholders.

Written voting system is not applicable. Minority shareholder rights were not exercised during the relevant period.

V.	SHAREHOLDERS

1. Shareholdings of the Largest Shareholder and Related Persons

A.	Shareholdings of the Largest Shareholder and Related Persons

(As of December 31, 2018)				(Unit: in shares and percentages)
Name	Relationship	Type of share	Number of shares owned and ownership ratio
			Beginning of Period		End of Period
			Number of shares	Ownership ratio	Number of shares	Ownership ratio
SK Holdings Co., Ltd.	Largest Shareholder	Common share	20,363,452	25.22	21,624,120	26.78
Tae Won Chey	Officer of affiliated company	Common share	100	0.00	100	0.00
Dong Hyun Jang	Officer of affiliated company	Common share	251	0.00	251	0.00
Jung Ho Park	Officer of the Company	Common share	1,000	0.00	1,000	0.00
Total		Common share	20,364,803	25.22	21,625,471	26.78

B.	Overview of the Largest Shareholder

As of December 31, 2018 the Company’s largest shareholder was SK Holdings Co., Ltd. (“SK Holdings”). SK Holdings was established on April 13, 1991 and was made public on the securities market on November 11, 2009 under the identification code “034730.” SK Holdings is located at 26, Jong-ro, Jongno-gu, Seoul, Korea. SK Holdings’ telephone number is +82-2-2121-5114 and its website is www.sk.co.kr.

C.	Changes in Shareholdings of the Largest Shareholder

Changes in shareholdings of the largest shareholder are as follows:

(As of December 31, 2018)				(Unit: in shares and percentages)
Largest Shareholder	Date of the change in the largest shareholder/ Date of change in shareholding	Shares Held	Holding Ratio	Remarks
SK Holdings	January 2, 2014	20,367,290	25.22	Shin Won Chey, SKC’s Chairman, purchased 1,000 shares
	March 24, 2014	20,368,290	25.23	Shin Won Chey, SKC’s Chairman, purchased 1,000 shares
	January 2, 2015	20,364,290	25.22	Shin Won Chey, SKC’s Chairman, disposed of 4,000 shares
	March 20, 2015	20,363,803	25.22	Appointment of CEO Dong Hyun Jang (ownership of 251 shares of the Company), Retirement of Sung Min Ha
	June 9, 2015	20,365,006	25.22	Purchase through the Share Exchange between SK Broadband and SK Telecom (Shin Won Chey, SKC’s Chairman, purchased 1,067 shares, and Myung Hyun Cho, SK Broadband’s independent director, purchased 136 shares)
	August 3, 2015	20,364,930	25.22	Myung Hyun Cho, SK Broadband’s independent director, disposed of 76 shares
	March 24, 2017	20,364,870	25.22	Retirement of Myung Hyun Cho, SK Broadband’s independent director (ownership of 60 shares of the Company)

(As of December 31, 2018)					(Unit: in shares and percentages)
Largest Shareholder	Date of the change in the largest shareholder/ Date of change in shareholding	Shares Held		Holding Ratio	Remarks
	March 28, 2017	20,365,370		25.22	Jung Ho Park, CEO of the Company, purchased 500 shares.
	March 30, 2017	20,365,870		25.22	Jung Ho Park, CEO of the Company, purchased 500 additional shares.
	July 7, 2017	20,364,803		25.22	Shin Won Chey, SKC’s Chairman, disposed of 1,067 shares.
	December 27, 2018	21,625,471	*	26.78	Exchange of shares of SK Infosec with the Company in exchange for 1,260,668 shares of the Company

*	Shares held are the sum of shares held by SK Holdings and its related parties.

2. Distribution of Shares

A.	Shareholders with ownership of 5% or more and others

(As of December 31, 2018)	(Unit: in shares and percentages)
Name (title)	Common share
	Number of shares	Ownership ratio	Remarks
SK Holdings	21,624,120	26.78%	—
Citibank ADR	8,179,260	10.13%	—
SK Telecom	8,875,883	10.99%	Treasury shares
National Pension Service	7,879,982	9.76%	—
Shareholdings under the Employee Stock Ownership Program	—	—	—

B.	Shareholder Distribution

(As of December 31, 2018)			(Unit: in shares and percentages)
Classification	Number of shareholders	Ratio (%)	Number of shares	Ratio (%)	Remarks
Total minority shareholders*	52,896	99.9%	33,196,466	41.11%	—

*	Defined as shareholders whose shareholding is less than a hundredth of the total issued and outstanding shares.

3. Share Price and Trading Volume in the Last Six Months

A.	Domestic Securities Market

Types		December 2018	November 2018	October 2018	September 2018	August 2018	July 2018
Common stock	Highest	287,500	289,500	286,000	282,000	264,500	250,500
	Lowest	266,000	257,500	268,000	256,500	247,000	227,500
	Average	277,214	273,682	276,239	270,075	258,239	236,773
Daily transaction volume	Highest	292,632	301,613	366,619	281,368	330,055	253,252
	Lowest	120,473	79,464	86,030	81,581	95,808	58,474
Monthly transaction volume		3,781,880	3,818,659	4,203,920	3,311,054	3,567,245	2,843,944

B.	Foreign Securities Market (New York Stock Exchange)

Types		December 2018	November 2018	October 2018	September 2018	August 2018	July 2018
Depositary receipt	Highest	28.10	28.37	27.73	27.88	26.17	24.79
	Lowest	26.61	25.60	25.91	25.76	24.67	22.85
	Average	27.28	26.81	26.93	26.80	25.54	23.52
Daily transaction volume	Highest	1,624,917	1,105,522	1,328,133	1,089,987	760,091	655,966
	Lowest	306,393	280,308	206,848	231,579	289,470	162,840
Monthly transaction volume		12,394,114	13,596,197	12,706,252	9,270,228	10,911,314	7,395,548

VI.	EMPLOYEES AND DIRECTORS

1. Officers and Employees

A.	Employees

(As of December 31, 2018)							(Unit: in persons and millions of Won)
Business segment	Gender	Number of employees					Average service year	Aggregate wage for the year of 2018	Average wage per person
		Employees without a fixed term of employment		Employees with a fixed term of employment		Total
		Total	Part-time employees	Total	Part-time employees
—	Male	4,043	—	67	—	4,110	12.3	505,781	123
—	Female	742	—	93	—	835	8.3	62,811	80
Total		4,785	—	160	—	4,945	11.7	568,593	116

B.	Compensation of Unregistered Officers

(As of December 31, 2018)		(Unit: in persons and millions of Won)
Number of Unregistered Officers	Aggregate wage for the year of 2018	Average wage per person
86	38,291	445

2. Compensation of Directors

A.	Amount Approved at the Shareholders’ Meeting

(As of December 31, 2018)		(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Approved
Directors	8	12,000

B.	Amount Paid

1. Total Amount

(As of December 31, 2018)		(Unit: in millions of Won)
Number of Directors	Aggregate Amount Paid	Average Amount Paid Per Director	Remarks
8	4,489	561	—

2. Amount by Classification

(As of December 31, 2018)			(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Paid	Average Amount Paid Per Director	Remarks
Inside Directors	3	4,085	1,362	—
Independent Directors	1	82	82	—
Audit Committee Members	4	322	81	—
Auditor	—	—	—	—

3. Individual Compensation of Directors and Officers

A.	Remuneration for Individual Directors

(As of December 31, 2018)		(Unit: in millions of Won)
Name	Position	Total remuneration	Payment not included in total remuneration
Jung Ho Park	Representative Director and President	3,506	Stock options*
Young Sang Ryu	Head of Center	579	Stock options*

*	See “VI.4. Stock Options Granted to Directors and Auditors” below for details on the number of stock options, execise price and exercise period.

Composition of Total Remuneration

Name	Composition
Jung Ho Park	Total remuneration: Won 3,506 million • Salary: Won 1,150 million in salary • Bonus Won 2,350 million in bonus and • Other earned income: Won 6 million
Young Sang Ryu	Total remuneration: Won 569 million • Salary: Won 269 million in salary • Bonus: Won 300 million • Other earned income: Won 10 million

B.	Remuneration for the Five Highest-Paid Officers (among those Paid over ~~W~~500 Million per Year)

			(Unit: in millions of Won)
Name	Position	Total remuneration	Payment not included in total remuneration
Sung Won Suh	Head of Business Department	4,110	—
Jung Ho Park	President	3,506	Stock options*
Ho Cheol Yeo	Head of Office	1,777	—
Byeong Hyeok Chun	Head of Group	1,675	—
Ho Soo Lee	Executive Officer	1,200	—

*	See “VI.4. Stock Options Granted to Directors and Auditors” below for details on the number of stock options, execise price and exercise period.

Composition of Total Remuneration

Name	Composition
Sung Won Suh	Total remuneration: Won 4,110 million • Salary: Won 700 million • Other earned income: Won 13 million • Retirement pay: Won 3,397 million
Jung Ho Park	See “VIII.3.A. Remuneration for Individual Directors” above.
Ho Cheol Yeo	Total remuneration: Won 1,777 million • Salary: Won 83 million • Bonus: Won 254 million • Other earned income: Won 606 milion • Retiremen pay: Won 834 million
Byeong Hyeok Chun	Total remuneration: Won 1,675 million

• Salary: Won 363 million • Bonus: Won 344 million • Retirement pay: Won 968 million
Ho Soo Lee	Total remuneration: Won 1,200 million • Salary: Won 410 million • Bonus: Won 226 million • Retirement pay: Won 564 million

4. Stock Options Granted and Exercised

A.	Stock Options Granted to Directors and Auditors

(As of December 31, 2018)		(Unit: in millions of Won)
Classification	Number of Directors	Fair Value of Stock Options	Remarks
Inside Directors	3	593	—
Independent Directors	1	—	—
Audit Committee Members	4	—	—
Total	8	593	—

*	See note 22 of the notes to the Company’s consolidated financial statements attached hereto for more information regarding the calculation method for the fair value of stock options.

The fair value of stock options is based on the cost associated with stock options as set forth in the Company’s statement of comprehensive income for the relevant period.

B.	Stock Options Granted and Exercised

(As of December 31, 2018)							(Unit: in Won and shares)
Grantee	Relationship with the Company	Date of Grant	Method of Grant	Changes			Unexercised Number of Shares	Exercise Period	Exercise Price
				Granted	Exercised	Canceled
Jung Ho Park	Inside Director	March 24, 2017	Treasury stock	22,168	—	—	22,168	March 25, 2019 – March 24, 2022	246,750
Jung Ho Park	Inside Director	March 24, 2017	Treasury stock	22,168	—	—	22,168	March 25, 2020 – March 24, 2023	266,490
Jung Ho Park	Inside Director	March 24, 2017	Treasury stock	22,168	—	—	22,168	Mach 25, 2021 – March 24, 2024	287,810
Young Sang Ryu	Inside Director	February 20, 2018	Treasury stock	1,358	—	—	1,358	February 21, 2020 – February 20, 2023	254,120

VII.	RELATED PARTY TRANSACTIONS
1. Line of Credit Extended to the Largest Shareholder and Related Parties

(As of December 31, 2018)					(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
SK Wyverns	Affiliate	Long-term and short-term loans	611	—	204	407	—	—

2. Transfer of Assets to/from the Largest Shareholder and Related Parties and Other Transactions

Purchase and Dispositions of Investments

(As of December 31, 2018)					(Unit: in millions of Won)
Name (Corporate name)	Relationship	Details					Remarks
		Type of investment	Change
			Beginning	Increase	Decrease	Ending
SK Telecom Japan Inc.	Affiliate	Equity	—	10,316	—	10,316	Newly Established
Atlas	Affiliate	Equity	84,495	9,833	—	94,328	Capital increase
id Quantique Ltd.	Affiliate	Equity	2,329	56,885	—	59,214	Capital increase
Iriver Ltd.	Affiliate	Equity	91,642	65,000	—	156,642	Capital increase
SE ASIA INVESTMENT PTE. LTD.	Affiliate	Equity	—	111,000	—	111,000	Newly Established

Purchase and Disposition of Securities

(As of December 31, 2018)					(Unit: in millions of Won)
Name (Corporate name)	Relationship	Type of Transaction	Transaction Date	Object of Transaction	Transaction Amount		Valuation Method
SK Holdings	Affiliate	Purchase of equity interest	February 6, 2018	FSK L&S Co., Ltd.	17,757	*	Third party appraisal

*	The transaction amount has been adjusted from the transaction amount disclosed in the first quarter of 2018 to reflect the final adjusted amount.

Transfer of Assets

None.

3. Transactions with the Largest Shareholder and Related Parties

(As of December 31, 2018)				(Unit: in millions of Won)
Name (Corporate name)	Relationship	Type of Transaction	Transaction Period	Transaction Details	Transaction Amount
PS&Marketing	Affiliate	Purchase and Sale	Jan. 1, 2018 – Dec. 31, 2018	Marketing commissions	1,516,116

4. Related Party Transactions

See note 38 of the notes to the Company’s consolidated financial statements attached hereto for more information regarding related party transactions.

5. Other Related Party Transactions (excluding Transactions with the Largest Shareholder and Related Parties listed above)

A.	Provisional Payment and Loans (including loans on marketable securities)

(As of December 31, 2018)					(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
Baekmajang and others	Agency	Long-term and short-term loans	61,930	212,764	212,907	61,787	—	—
Daehan Kanggun BCN Inc.	Investee	Long-term loans	22,147	—	—	22,147	—	—

VIII.	OTHER INFORMATION RELATING TO THE PROTECTION OF INVESTORS

1. Developments in the Items Mentioned in Prior Reports on Important Business Matters

A.	Summary Minutes of the General Meeting of Shareholders

Date	Agenda	Resolution
33rd Fiscal Year Meeting of Shareholders (March 24, 2017)

1.  Approval of the financial statements for the year ended December 31, 2016

2.  Amendments to Articles of Incorporation

3.  Election of directors

•  Election of an inside director

•  Election of a non-executive director

•  Election of an independent director

•  Election of an independent director

•  Election of an independent director

4.  Election of an independent director as Audit Committee member

•  Election of an independent director as Audit Committee member

•  Election of an independent director as Audit Committee member

5.  Approval of remuneration limit for directors

6.  Award of stock options

Approved (Cash dividend, Won 9,000 per share)

Approved

Approved (Jung Ho Park)

Approved (Dae Sik Cho)

Approved (Jae Hoon Lee)

Approved (Jae Hyeon Ahn)

Approved (Jung Ho Ahn)

Approved (Jae Hoon Lee)

Approved (Jae Hyeon Ahn)

Approved (Won 12 billion)

Approved

34th Fiscal Year Meeting of Shareholders (March 21, 2018)

1.  Approval of the financial statements for the year ended December 31, 2017

2.  Award of stock options

3.  Election of directors

•  Election of an inside director

•  Election of an independent director

4.  Election of an independent director as Audit Committee member

5.  Approval of remuneration limit for directors

Approved (Cash dividend, Won 9,000 per share) Approved Approved (Young Sang Ryu) Approved (Youngmin Yoon) Approved (Youngmin Yoon) Approved (Won 12 billion)
35th Fiscal Year Meeting of Shareholders (March 26, 2019)

1.  Approval of the financial statements for the year ended December 31, 2018

2.  Amendments to Articles of Incorporation

3.  Approval of award of stock options

4.  Award of stock options

5.  Election of an independent director

6.  Election of an independent director as Audit Committee member

7.  Approval of remuneration limit for directors

Approved (Cash dividend, Won 9,000 per share) Approved Approved Approved Approved (Seok-Dong Kim) Approved (Seok-Dong Kim) Approved (Won 12 billion)

2. Contingent Liabilities

[SK Telecom]

A.	Material Legal Proceedings

None.

B.	Other Contingent Liabilities

None.

[SK Broadband]

A.	Material Legal Proceedings

(1)	SK Broadband as the plaintiff

(Unit: in thousands of Won)
Description of Proceedings	Date of Commencement of Proceedings	Amount of Claim	Status
Claim for damages	November 2018	1,870,445	Pending before district court
Others	—	1,189,296
Total		3,059,741

(2)	SK Broadband as the defendant

(Unit: in thousands of Won)
Description of Proceedings	Date of Commencement of Proceedings	Amount of Claim	Status
Claim for damages	July 2017	3,236,252	Pending before district court
Others	—	2,499,038
Total		5,735,290

The Company does not believe that the outcome of any of the proceedings above will have a material effect on the Company’s financial statements.

B.	Other Contingent Liabilities

(1)	Pledged assets and covenants

SK Broadband has entered into revolving credit facilities with a limit of Won 139 billion with four financial institutions including Shinhan Bank in relation to its loans.

In connection with public offerings of notes, SK Broadband is subject to certain restrictions with respect to its debt ratio, third party payment guarantees and other limitations on liens.

SK Broadband, upon approval by its board of directors, has provided guarantees for financial instruments amounting to Won 11 million to support employees’ funding for the Employee Stock Ownership Program.

Additionally, SK Broadband has provided “geun” mortgage amounting to Won 3,868 million to others, including Ilsan Guksa, on a part of its buildings in connection with the leasing of the buildings.

SK Broadband has entered into a leased line contract and a resale contract for fixed-line telecommunication services with SK Telecom.

Seoul Guarantee Insurance Company has provided a performance guarantee of Won 28,834 million to SK Broadband in connection with the performance of certain contracts and the repair of any defects.

KB Kookmin Bank has provided a payment guarantee of Won 100 million to SK Broadband in connection with its e-commerce business.

[SK M&Service]

SK M&Service has entered into a transaction performance agreement with SK Energy Co., Ltd. and issued a blank note to SK Energy Co., Ltd. as collateral in connection with the agreement.

[SK Infosec]

SK Infosec has issued a blank note to SK Holdings as collateral in connection with a contract performance guarantee.

3. Status of Sanctions, etc.

[SK Telecom]

On January 14, 2016, the Korea Communications Commission imposed on the Company a fine of Won 15 million and issued a correctional order for failure to comply with the retention period for its subscribers’ personal information. The Company paid the fine and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order.

On December 6, 2016, the Korea Communications Commission imposed on the Company a fine of Won 1,280 million and issued a correctional order for violating the rights of subscribers in relation to its high-speed Internet and bundled services. The Company paid the fine and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order.

On December 21, 2016, the Korea Communications Commission imposed on the Company a fine of Won 30 million and issued a correctional order for violation of its obligations to protect personal location-based information. The Company paid the fine and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order.

On March 21, 2017, the Korea Communications Commission imposed on the Company a fine of Won 794 million and issued a correctional order for violating the Mobile Device Distribution Improvement Act with respect to the Company’s promotions targeting foreigners. The Company paid the fine and reported to the Korea Communications Commission regarding the implementation of actions pursuant to the correctional order.

On December 6, 2017, the Korea Communications Commission issued a correctional order for violating the rights of subscribers in relation to its high-speed Internet and bundled services. The Company reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order.

On January 24, 2018, the Korea Communications Commission imposed on the Company a fine of Won 21.1 billion and issued a correctional order for violating the Mobile Device Distribution Improvement Act with respect to its dealers. The Company paid the fine and reported to the Korea Communications Commission regarding the implementation of actions pursuant to the correctional order.

On January 24, 2018, the Korea Communications Commission imposed on the Company a fine of Won 223 million and issued a correctional order for violating the Mobile Device Distribution Improvement Act with respect to its corporate business. The Company paid the fine and reported to the Korea Communications Commission regarding the implementation of actions pursuant to the correctional order.

On January 24, 2018, the Korea Communications Commission imposed on the Company a fine of Won 27 million and issued a correctional order for violating the Mobile Device Distribution Improvement Act with respect to its large retail dealers. The Company paid the fine and reported to the Korea Communications Commission regarding the implementation of actions pursuant to the correctional order.

*	Important matters that occurred after December 31, 2018

On January 3, 2019, the Company entered into a memorandum of understanding with Content Alliance Platform Inc., a joint venture among three major terrestrial broadcasters in Korea (KBS, MBC and SBS), to pursue the combination of oksusu with POOQ, in order to secure competitiveness in the rapidly changing media industry.

On February 21, 2019, in order to strengthen the competitiveness of its media business, the Company entered into a memorandum of understanding with Taekwang Industrial Co., Ltd., the largest shareholder of Tbroad, to pursue a merger between SK Broadband and Tbroad.

[SK Broadband]

(1)	Violation of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc.

•	Date: August 2, 2016

•	Sanction: SK Broadband was imposed a fine of Won 3.8 million for breaching of restrictions on transmission of advertising information for profit.

•

Reason and the Relevant Law: Violated Articles 50-2, 50-4, 50-6 and 76 of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc. and Article 74 of its Enforcement Decree by transmitting advertising information for profits to users who express their intention to refuse to receive the information.

•	Status of Implementation: Implemented improvements to spam related activity and paid the fine.

•	Company’s Measures: Implement procedures to prevent recurrence of spam.

(2)	Violation of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc.

•	Date: September 2, 2016

•	Sanction: SK Broadband was imposed a fine of Won 3 million for breaching of restrictions on rendering information transmission services.

•

Reason and the Relevant Law: Violated Articles 50-4 and 76 of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc. and Article 74 of its Enforcement Decree by lacking of management and supervision standards in merchants involved in spamming and by not putting any sanctions on them.

•	Status of Implementation: Implemented improvements to spam related activity and paid the fine.

•	Company’s Measures: Implement procedures to prevent recurrence of spam.

(3)	Violation of the Telecommunications Business Act

•	Date: September 27, 2016

•	Sanction: SK Broadband was imposed a fine of Won 6.4 million.

•

Reason and the Relevant Law: Violated Article 84-2 Paragraph 1, 104-2 Paragraph 5 of the Telecommunications Business Act and Article 66 of its Enforcement Decree by not having performed technological measures to prevent caller ID manipulations.

•	Status of Implementation: Paid the fine (September 27, 2016).

•	Company’s Measures: Implement technological measures to prevent caller ID manipulations through institutional improvement.

(4)	Violation of the Telecommunications Business Act

•	Date: December 6, 2016

•	Sanction: SK Broadband received a correctional order (corrective measures for damaging users’ interests in relation to bundled high-speed Internet products).

•

Reason and the Relevant Law: Violated Article 50-1 Paragraph 5 of the Telecommunications Business Act and Article 42-1 of its Enforcement Decree by providing telecommunications services in a manner different from the terms and conditions of use.

•	Status of Implementation: Made an official announcement about having received the correctional order and paid the fine.

•	Company’s Measures: Implement the correctional order and pay the fine.

(5)	Violation of the Internet Multimedia Broadcast Services Act

•	Date: December 21, 2016

•	Sanction: SK Broadband received a correctional order (corrective measures for violating prohibited acts under the Internet Multimedia Broadcast Services Act).

•

Reason and the Relevant Law: Violated Article 17-1 Paragraph 2 of the Internet Multimedia Broadcast Services Act and Article 15 of its Enforcement Decree by performing prohibited acts which undermine or are likely to undermine the fair competition of service providers or the interests of users.

•	Status of Implementation: Ceased the prohibited practice and paid the fine (Plan to make an official announcement about having received the correctional order and improve operating procedures).

•	Company’s Measures: Improve operation procedures in relation to the violation of prohibited acts.

(6)	Violation of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc.

•	Date: July 13, 2017

•	Sanction: SK Broadband was imposed a fine of Won 12 million for breach of restrictions on transmission of advertising information for profit.

•

Reason and the Relevant Law: Violated Articles 50-1, 50-4 and 76 of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc. and Article 74 of its Enforcement Decree for electronic transmission of advertisements without prior consent of the recipient.

•	Status of Implementation: Implemented improvements to advertisement transmission related activity and paid the fine in July 2017.

•	Company’s Measures: Implement improvements to advertisement transmission related activity.

(7)	Violation of the Telecommunications Business Act

•	Date: December 6, 2017

•	Sanction: SK Broadband received a correctional order (corrective measures for damaging users’ interests in relation to high speed Internet products and gifts).

•

Reason and the Relevant Law: Violated Article 50-1 Paragraph 5 of the Telecommunications Business Act and Article 42-1 of its Enforcement Decree by providing telecommunications services in a manner different from the terms and conditions of use.

•	Status of Implementation: Made an official announcement about having received the correctional order and paid the fine.

•	Company’s Measures: Implement the correctional order and pay the fine.

(8)	Violation of the Telecommunications Business Act

•	Date: October 12, 2018

•	Sanction: SK Broadband received a correctional order (corrective measures for violation of the Telecommunications Business Act related to representative phone number card payment services).

•

Reason and the Relevant Law: Violated Article 50-1 Paragraph 5(2) of the Telecommunications Business Act and Article 42-1 of its Enforcement Decree by failing to explain or disclose or misrepresenting important matters to users such as rates, contract conditions or rate discounts.

•	Status of Implementation: Made an official announcement about having received the correctional order and paid the fine.

•	Company’s Measures: Implement the correctional order and pay the fine.

(9)	Violation of the Telecommunications Business Act

•	Date: February 25, 2019

•	Sanction: SK Broadband received a correctional order and was imposed a fine of Won 2.8 million (for violation of the Telecommunications Business Act related to a misrepresentation of statistics).

•	Reason and Relevant Law: Violated Article 88-1, Article 92-1 and Article 104-5(17) of the Telecommunications Business Act by failing to accurately report the number of high-speed Internet subscribers.

•	Status of Implementation: Submitted plans for implementation of correctional order, including improvement of relevant business procedures.

•	Company’s Measures: Implement the correctional order and pay the fine.

[Home & Service]

(1)	Violation of the Employment Insurance Act

•	Date: January 19, 2018

•	Sanction: Home & Service received a fine of Won 504,000.

•	Reason and the Relevant Law: Violated Article 15 of the Employment Insurance Act by delaying the reporting of matters related to changes in employees’ insurance eligibility.

•	Status of Implementation: Paid the fine.

•	Company’s Measures: Implement measures to improve reporting procedures.

(2)	Violation of Industrial Safety and Health Act

•	Date: March 12, 2018

•	Sanction: Home & Service received a fine of Won 5.04 million.

•	Reason and the Relevant Law: Violated Article 10-2 of the Industrial Safety and Health Act by delaying the reporting of details of industrial accidents.

•	Status of Implementation: Paid the fine.

•	Company’s Measures: Improve management of industrial accidents.

(3)	Violation of Industrial Safety and Health Act

•	Date: April 30, 2018

•	Sanction: Home & Service received a correctional order for failing to establish an industrial safety and health committee and providing training related to employee safety and health.

•

Reason and the Relevant Law: Violated Articles 19-1 and 31-1 of the Industrial Safety and Health Act for failing to establish an industrial safety and health committee and provide training related to employee safety and health in the first quarter of 2018.

•	Status of Implementation: Paid the fine, resolved to establish an industrial safety and health committee on May 16, 2018 and conducted additional offline and online training programs.

•	Company’s Measures: Implement the correctional order.

[SK Planet]

(1)	Violation of the Electronic Financial Transactions Act

•	Date: May 4, 2016

•	Sanction: SK Planet received a fine of Won 25 million.

•	Reason and the Relevant Law: Violated Article 21 (Duty to Ensure Safety) of the Electronic Financial Transactions Act.

•	Status of Implementation: Paid the fine.

•

Company’s Measures: Implemented procedures to prevent recurrence such as setting up various detailed test scenarios, enhancing quality assurance, organizing real-time notification processes upon detection of abnormal transactions and refining a continuous monitoring and reporting system

(2)	Violation of the Act on Consumer Protection in Electronic Commerce

•	Date: August 19, 2016 (Fined); September 12, 2016 (Warned)

•	Sanction: SK Planet received a fine of Won 5 million.

•	Reason and the Relevant Law: Violated Article 21 (Prohibited Acts) of the Act on Consumer Protection in Electronic Commerce.

•	Status of Implementation: Admitted to the violation in connection with the warning but submitted a statement of objection on August 26, 2016 regarding the fine.

•

Company’s Measures: Executed a seminar regarding the Act on Consumer Protection in Electronic Commerce to prevent recurrence, reviewed the advertisement/display approval process and implemented a continuous monitoring system.

(3)	Violation of the Framework Act on Logistics Policies

•	Date: November 10, 2016

•	Sanction: SK Planet received a fine of Won 156 thousand for failing to register a modification of the international logistics brokerage business on time (Within 60 days from the date of modification).

•	Reason and the Relevant Law: Violated Article 43 of the Framework Act on Logistics Policies (Registration of international logistics brokerage business).

•	Company’s Measures: Implemented a continuous monitoring system to prevent its recurrence in registration of a modification.

(4)	Violation of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc.

•	Date: April 10, 2017

•

Sanction: SK Planet received and paid a fine of Won 10 million for breaching of protective measures for personal information rule by not conducting additional measures for security apart from requesting ID and password with a merchant management system under IMPAY service, which was disclosed during a survey on personal information protection carried out by the Korea Communications Commission in August 2016.

•

Reason and the Relevant Law: Violated Article 28 of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc. (Protective Measures for Personal Information).

•

Company’s Measures: Implemented an additional authentication procedure (OTP authentication) to the merchant management system / implemented additional internal training and improved management to prevent its recurrence.

(5)	Violation of the Foreign Exchange Transactions Act

•	Date: April 27, 2018

•	Sanction: SK Planet paid a fine of Won 10 million for failing to pre-register its Payment Gateway business, as required by a change in applicable law.

•	Reason and the Relevant Law: Violated Article 8-1 of the Foreign Exchange Transactions Act.

•	Company’s Measures: Engage in close monitoring to avoid future recurrences of violation.

[Eleven Street]

(1)	Violation of the Electronic Financial Transactions Act

•	Date: May 4, 2016

•	Sanction: Financial Services Commission imposed a fine of Won 25 million on Eleven Street.

•	Reason and the Relevant Law: Violated Article 21 (Duty to Ensure Safety) of the Electronic Financial Transactions Act.

•	Status of Implementation: Paid the fine.

•

Company’s Measures: Implemented procedures to prevent recurrence such as establishing various detailed test scenarios, enhancing quality assurance, organizing real-time notification processes upon detection of abnormal transactions and refining a continuous monitoring and reporting system.

(2)	Violation of the Act on Consumer Protection in Electronic Commerce

•	Date: August 19, 2016 (fine); September 12, 2016 (warning)

•	Sanction: Eleven Street received a fine of Won 5 million and a warning.

•	Reason and the Relevant Law: Violated Article 21 (Prohibited Acts) of the Act on Consumer Protection in Electronic Commerce.

•

Status of Implementation: Admitted to the violation in connection with the warning; submitted a statement of objection on August 26, 2016 regarding the fine but did not challenge further upon the court’s decision to reaffirm the fine amount.

•

Company’s Measures: Conducted training on the Act on Consumer Protection in Electronic Commerce to prevent recurrence, reviewed the display/advertisement pre-inspection process and implemented a continuous monitoring system.

(3)	Violation of the Framework Act on Logistics Policies

•	Date: November 10, 2016

•

Sanction: Eleven Street received a fine of Won 156,000 for failing to report a change to the registration license for its international logistics brokerage business as a result of a change in the company’s share capital on time (within 60 days of the date of change).

•	Reason and the Relevant Law: Violated Article 43 of the Framework Act on Logistics Policies (Registration of international logistics brokerage business).

•	Company’s Measures: Implement a continuous monitoring system to avoid future recurrences of violation.

(4)	Violation of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc.

•	Date: April 10, 2017

•

Sanction: Eleven Street received and paid a fine of Won 10 million for breaching rules related to the protection of personal information pursuant to the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc. by failing to implement additional authentication measures other than ID and password for the merchant management system of the company’s IMPAY mobile payment service, which was discovered during the Korea Communications Commission’s inspection of personal information protection in August 2016.

•

Reason and the Relevant Law: Violated Article 28 of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc. (Protective Measures for Personal Information).

•

Company’s Measures: Implemented an additional authentication procedure (OTP authentication) to the merchant management system, implemented additional internal training and improved management to prevent its recurrence.

[SK Telink]

(1)	Violation of the Telecommunications Business Act

•	Date: February 4, 2016

•	Sanction: SK Telink received a correctional order and a fine of Won 49 million.

•

Reason and the Relevant Law: Violated Article 50-1, Paragraph 5 of the Telecommunications Business Act and Article 42-1 of the related Enforcement Decree by transferring account names of cell phone lines without subscribers’ consent, changing phone numbers upon such transfer of account names, subscribing users to cell phone lines that exceed the maximum number of cell phone lines determined in the user agreement, opening accounts using a third party’s name and transferring ownership of and reselling the account, changing account names with fabricated names of foreigners and changing accounts of cell phone lines owned by foreigners whose residency period in Korea has expired.

•	Status of Implementation: Ceased the prohibited practice, disclosed having received the correctional order in the press (May 2016) and paid the fine (May 2016).

•	Company’s Measures: Improve operating procedures to prevent its recurrence.

(2)	Violation of the Telecommunications Business Act

•	Date: October 12, 2018

•	Sanction: SK Telink received a correctional order and a fine of Won 55.4 million.

•

Reason and the Relevant Law: Violated Article 50-1, Paragraph 5 of the Telecommunications Business Act and Article 42-1 of the related Enforcement Decree by failing to explain or notify of the availability of a similar service that is relatively cheaper before entering into “representative number service” (a fixed-line telephone credit card payment service) contracts with VAN operators after October 2012.

•	Status of Implementation: Ceased the prohibited practice, disclosed the receipt of the correctional order in the press (December 2018) and paid the fine (December 2018).

•	Company’s Measures: Improve operating procedures to prevent its recurrence.

4. Use of Direct Financing

A.	Use of Proceeds from Public Offerings

Not applicable.

B.	Use of Proceeds from Private Offerings

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd. (Registrant)

By: /s/ Jeong Hwan Choi (Signature)

Name: Jeong Hwan Choi Title: Senior Vice President

Date: April 26, 2019

SK TELECOM CO., LTD.

Separate Financial Statements

December 31, 2018 and 2017

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders of

SK Telecom Co., Ltd.:

Opinion

We have audited the accompanying separate financial statements of SK Telecom Co., Ltd. (the “Company”) which comprise the separate statements of financial position as of December 31, 2018 and 2017, and the separate statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and notes to the separate financial statements, comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Company as of December 31, 2018 and 2017, and its separate financial performance and its separate cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the separate financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the separate financial statements as of and for the year ended December 31, 2018. These matters were addressed in the context of our audit of the separate financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

1.	Accuracy of Revenue

As described in notes 3 and 4 of the separate financial statements, the Company has initially adopted K-IFRS No.1115, Revenue from Contracts with Customers (“K-IFRS No. 1115”), from January 1, 2018 and the Company has taken an exemption not to restate the separate financial statements as of and for the year ended December 31, 2017, presented for comparative purposes, in accordance with transition requirements of the standards. The financial impacts of adopting K-IFRS No. 1115 are discussed in note 3.

The Company’s revenue recognition is based on data from complex information technology systems as the Company provides a variety of telecommunications services at various rate plans to numerous subscribers which involves high volume of transactions with subscribers. Therefore, we have identified the accuracy of revenue recognition in the Company’s cellular telecommunications service as a key audit matter due to the complexity of IT systems involved and management judgments involved in the application of the new revenue recognition standard.

The primary procedures we performed to address this key audit matter included:

•

Testing certain internal controls relating to the Company’s revenue recognition process, including evaluation of the environment of the IT systems supporting the accounting for revenue, including data records, rating and invoicing systems.

•	Testing the reconciliation of the Company’s revenue among rating system, billing system and the general ledger.

•

Inspecting a sample of contracts with subscribers to assess the Company’s revenue recognition policies upon initial adoption of K-IFRS No. 1115 based on the terms and conditions as set out in the contracts, with reference to the requirements of the relevant accounting standards.

2.	Recognition of Incremental Costs of Obtaining a Contract

As described in notes 3 and 7 of the separate financial statements, the Company incurs costs, such as commissions to retails stores and authorized dealers based on the number of subscribers retained and newly obtained. Costs that would not have been paid if there had been no binding new or renewed contracts with subscribers are capitalized and amortized over the estimated service periods. As of December 31, 2018, capitalized costs to obtain contracts amount to ~~W~~2,298,542 million.

Determination of whether certain costs of obtaining a contract could be capitalized as well as the amortization period involves a number of key judgments made by the Company and the incremental costs of obtaining contracts are significant in the Company’s separate financial statements. Therefore we have identified the recognition of incremental costs of obtaining contracts as a key audit matter.

The primary procedures we performed to address this key audit matter included:

•	Testing certain controls relating to the Company’s process to account for incremental costs of obtaining a contracts.

•

Obtaining an understanding of the marketing programs communicated to retail stores and authorized dealers and assessing the Company’s determination of whether the costs should be capitalized with reference to the requirements of the relevant accounting standards. In addition, on a sample basis, we also compared the capitalized costs with payments to retail stores and authorized dealers.

•

Testing the mathematical accuracy of the cumulative effect of initially applying K-IFRS No. 1115 in relation to the incremental costs of obtaining contracts as of January 1, 2018 by performing recalculation.

•

Assessing the estimated service periods that are used in amortizing the capitalized incremental costs of obtaining contracts by testing the completeness and accuracy of data used in the analysis, and by comparing the data used in estimating the estimated service periods with the Company’s historical subscriber churn rates and publicly available statistical data.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of these separate financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the separate financial statements as of and for the year ended December 31, 2018 and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditors’ report is Sang Hyun Han.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

February 28, 2019

This report is effective as of February 28, 2019, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SK TELECOM CO., LTD.

Separate Statements of Financial Position

As of December 31, 2018 and December 31, 2017

(In millions of won)	Note	December 31, 2018		December 31, 2017
Assets
Current Assets:
Cash and cash equivalents	3,33,34	~~W~~	877,823	880,583
Short-term financial instruments	3,5,33,34		99,000	94,000
Short-term investment securities	3,9,33,34		47,849	47,383
Accounts receivable—trade, net	3,6,33,34,35		1,354,260	1,520,209
Short-term loans, net	3,6,33,34,35		54,336	54,403
Accounts receivable—other, net	3,6,33,34,35,37		518,451	1,003,509
Contract assets	3,8		1,689	—
Prepaid expenses	3,7		1,688,234	121,121
Inventories, net			22,079	29,837
Advanced payments and others	3,6,33,34		15,657	17,053

			4,679,378	3,768,098

Non-Current Assets:
Long-term financial instruments	3,5,33,34		382	382
Long-term investment securities	3,9,33,34		410,672	724,603
Investments in subsidiaries, associates and joint ventures	10		10,188,914	9,152,321
Property and equipment, net	11,35		6,943,490	6,923,133
Goodwill	12		1,306,236	1,306,236
Intangible assets, net	13		4,010,864	3,089,545
Long-term loans, net	3,6,33,34,35		7,236	7,512
Long-term accounts receivable—other	3,6,33,34,37		274,053	285,118
Long-term contract assets	3,8		5,842	—
Long-term prepaid expenses	3,7		753,181	25,169
Guarantee deposits	3,6,33,34,35		184,887	173,513
Long-term derivative financial assets	3,18,33,34		50,805	30,608
Deferred tax assets	3,30		—	30,953
Defined benefit assets	17		31,834	40,082
Other non-current assets			249	249

			24,168,645	21,789,424

		~~W~~	28,848,023	25,557,522

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Financial Position, Continued

As of December 31, 2018 and December 31, 2017

(In millions of won)	Note	December 31, 2018		December 31, 2017
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable—other	33,34,35	~~W~~	1,622,744	1,664,054
Receipts in advance	3		—	76,126
Contract liabilities	3,8		46,075	—
Withholdings	3,33,34		696,790	517,991
Accrued expenses	33,34		664,286	790,368
Income tax payable	30		162,609	206,060
Unearned revenue	3		—	3,705
Derivative financial liabilities	18,33,34		—	27,791
Provisions	16		49,303	48,508
Current installments of long-term debt, net	14,33,34		512,377	1,131,047
Current installments of long-term payables—other	15,33,34		423,884	301,751

			4,178,068	4,767,401

Non-Current Liabilities:
Debentures, excluding current installments, net	14,33,34		5,222,865	4,334,848
Long-term borrowings, excluding current installments, net	14,33,34		31,764	42,486
Long-term payables—other	15,33,34		1,939,082	1,328,630
Long-term contract liabilities	3,8		8,358	—
Long-term unearned revenue	3		—	7,033
Long-term derivative financial liabilities	18,33,34		1,107	10,719
Long-term provisions	16		12,483	16,178
Deferred tax liabilities	3,30		523,732	—
Other non-current liabilities	33,34		43,077	42,836

			7,782,468	5,782,730

Total Liabilities			11,960,536	10,550,131

Shareholders’ Equity:
Share capital	1,19		44,639	44,639
Capital surplus and others	19,20,21,22		415,324	371,895
Retained earnings	23,24		16,467,789	14,512,556
Reserves	25		(40,265)	78,301

Total Shareholders’ Equity			16,887,487	15,007,391

		~~W~~	28,848,023	25,557,522

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Income

For the years ended December 31, 2018 and 2017

(In millions of won)	Note	2018		2017
Operating revenue:	3,26,35
Revenue		~~W~~	11,705,639	12,468,035

Operating expenses:	35
Labor			684,777	624,900
Commissions	3,7		4,454,763	4,864,463
Depreciation and amortization			2,324,509	2,370,192
Network interconnection			606,452	628,610
Leased lines			276,699	290,324
Advertising			169,003	150,361
Rent			445,122	435,170
Cost of goods sold			500,119	515,013
Others	27		936,701	891,293

			10,398,145	10,770,326

Operating profit			1,307,494	1,697,709
Finance income	29		279,059	188,025
Finance costs	29		(255,455)	(274,098)
Other non-operating income	28		41,265	18,471
Other non-operating expenses	28		(149,817)	(165,783)
Profit (loss) on investments in subsidiaries, associates and joint ventures, net	10		(1,302)	139,484

Profit before income tax			1,221,244	1,603,808
Income tax expense	30		287,342	272,694

Profit for the year		~~W~~	933,902	1,331,114

Earnings per share:	31
Basic and diluted earnings per share (in won)		~~W~~	13,000	18,613

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2018 and 2017

(In millions of won)	Note	2018		2017
Profit for the year		~~W~~	933,902	1,331,114
Other comprehensive income (loss):
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	17		(16,354)	1,746
Valuation loss on financial assets at fair value through other comprehensive income	25,29		(102,454)	—
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of available-for-sale financial assets	25,29		—	119,910
Net change in unrealized fair value of derivatives	18,25		28,260	20,184

Other comprehensive income (loss) for the year, net of taxes			(90,548)	141,840

Total comprehensive income		~~W~~	843,354	1,472,954

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2018 and 2017

(In millions of won)
	Note	Share capital		Capital surplus and others						Retained earnings	Reserves
				Paid-in surplus	Treasury shares	Hybrid bonds	Share options	Other	Sub-total			Total equity
Balance, January 1, 2017		~~W~~	44,639	2,915,887	(2,260,626)	398,518	—	(682,298)	371,481	13,902,627	(61,793)	14,256,954
Total comprehensive income:
Profit for the year			—	—	—	—	—	—	—	1,331,114	—	1,331,114
Other comprehensive income	17,18,25,29		—	—	—	—	—	—	—	1,746	140,094	141,840

			—	—	—	—	—	—	—	1,332,860	140,094	1,472,954

Transactions with owners:
Annual dividends	32		—	—	—	—	—	—	—	(635,482)	—	(635,482)
Interim dividends	32		—	—	—	—	—	—	—	(70,609)	—	(70,609)
Share option	22		—	—	—	—	414	—	414	—	—	414
Interest on hybrid bonds			—	—	—	—	—	—	—	(16,840)	—	(16,840)

			—	—	—	—	414	—	414	(722,931)	—	(722,517)

Balance, December 31, 2017		~~W~~	44,639	2,915,887	(2,260,626)	398,518	414	(682,298)	371,895	14,512,556	78,301	15,007,391

Balance, December 31, 2017		~~W~~	44,639	2,915,887	(2,260,626)	398,518	414	(682,298)	371,895	14,512,556	78,301	15,007,391
Impact of adopting K-IFRS No. 1115	3		—	—	—	—	—	—	—	1,723,985	—	1,723,985
Impact of adopting K-IFRS No. 1109	3		—	—	—	—	—	—	—	49,611	(58,389)	(8,778)

Balance, January 1, 2018		~~W~~	44,639	2,915,887	(2,260,626)	398,518	414	(682,298)	371,895	16,286,152	19,912	16,722,598
Total comprehensive income:
Profit for the year			—	—	—	—	—	—	—	933,902	—	933,902
Other comprehensive loss	17,18,25,29		—	—	—	—	—	—	—	(30,371)	(60,177)	(90,548)

			—	—	—	—	—	—	—	903,531	(60,177)	843,354

Transactions with owners:
Annual dividends	32		—	—	—	—	—	—	—	(635,482)	—	(635,482)
Interim dividends	32		—	—	—	—	—	—	—	(70,609)	—	(70,609)
Share option	22		—	—	—	—	593	—	593	—	—	593
Repayments of hybrid bonds	21		—	—	—	(398,518)	—	(1,482)	(400,000)	—	—	(400,000)
Proceeds from issuance of hybrid bonds	21		—	—	—	398,759	—	—	398,759	—	—	398,759
Interest on hybrid bonds			—	—	—	—	—	—	—	(15,803)	—	(15,803)
Business combination under common control	10		—	—	281,151	—	—	(237,074)	44,077	—	—	44,077

			—	—	281,151	241	593	(238,556)	43,429	(721,894)	—	(678,465)

Balance, December 31, 2018		~~W~~	44,639	2,915,887	(1,979,475)	398,759	1,007	(920,854)	415,324	16,467,789	(40,265)	16,887,487

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2018 and 2017

(In millions of won)	Note	2018		2017
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the year		~~W~~	933,902	1,331,114
Adjustments for income and expenses	38		2,863,632	2,804,239
Changes in assets and liabilities related to operating activities	38		510,379	(293,836)

			4,307,913	3,841,517
Interest received			35,456	46,774
Dividends received			177,490	101,256
Interest paid			(183,023)	(183,939)
Income tax paid			(372,808)	(548,138)

Net cash provided by operating activities			3,965,028	3,257,470

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term investment securities, net			—	50,000
Decrease in short-term financial instruments, net			—	1,000
Collection of short-term loans			110,261	206,932
Proceeds from disposals of long-term investment securities			189,083	15,276
Proceeds from disposal of investments in subsidiaries, associates and joint ventures			78,548	—
Proceeds from disposal of property and equipment			10,848	19,667
Proceeds from disposal of intangible assets			916	3,811

Sub-total			389,656	296,686
Cash outflows for investing activities:
Increase in short-term investment securities, net			(5,000)	—
Increase in short-term loans			(109,915)	(203,511)
Acquisition of long-term investment securities			(990)	(12,863)
Acquisition of investments in subsidiaries and associates			(1,045,713)	(286,298)
Acquisition of property and equipment			(1,893,284)	(1,870,634)
Acquisition of intangible assets			(444,038)	(75,298)

Sub-total			(3,498,940)	(2,448,604)

Net cash used in investing activities		~~W~~	(3,109,284)	(2,151,918)

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2018 and 2017

(In millions of won)	Note	2018		2017
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from issuance of debentures		~~W~~	1,326,346	647,328
Cash inflows from settlement of derivatives			116	188
Proceeds from issuance of hybrid bonds			398,759	—

Sub-total			1,725,221	647,516
Cash outflows for financing activities:
Repayments of long-term borrowings			(12,770)	(13,002)
Repayments of hybrid bonds			(400,000)	—
Repayments of long-term payables—other			(302,867)	(302,867)
Repayments of debentures			(1,116,550)	(602,733)
Payments of cash dividends			(706,091)	(706,091)
Payments of interest on hybrid bonds			(15,803)	(16,840)
Cash outflows for settlement of derivatives			(29,213)	(105,269)

Sub-total			(2,583,294)	(1,746,802)

Net cash used in financing activities			(858,073)	(1,099,286)

Net increase (decrease) in cash and cash equivalents			(2,329)	6,266
Cash and cash equivalents at beginning of the year			880,583	874,350
Effects of exchange rate changes on cash and cash equivalents			(431)	(33)

Cash and cash equivalents at end of the year		~~W~~	877,823	880,583

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Company mainly provides wireless telecommunications services in Korea. The head office of the Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2018, the Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	21,624,120	26.78
National Pension Service	7,879,982	9.76
Institutional investors and other shareholders	42,365,726	52.47
Treasury shares	8,875,883	10.99

	80,745,711	100.00

2.	Basis of Preparation

These separate financial statements were prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies in the Republic of Korea.

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent or an investor with joint control of or significant influence over an investee, in which the investments are accounted for at cost.

The separate financial statements were authorized for issuance by the Board of Directors on January 30, 2019, which will be submitted for approval at the shareholders’ meeting to be held on March 26, 2019.

(1)	Basis of measurement

The separate financial statements have been prepared on the historical cost basis, except for the following material items in the separate statement of financial position:

•	derivative financial instruments measured at fair value;

•	financial instruments measured at fair value through profit or loss;

•	financial instruments measured at fair value through other comprehensive income;

•	assets for defined benefit plans recognized at the net of the fair value of plan assets less the total present value of defined benefit obligations.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

2.	Basis of Preparation, Continued

(2)	Functional and presentation currency

These separate financial statements are presented in Korean won, which is the currency of the primary economic environment in which the Company operates.

(3)	Use of estimates and judgments

The preparation of the separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

1)	Critical judgments

Information about critical judgments in applying accounting policies that have most significant effects on the amounts recognized in the separate financial statements is included in note 4 for classification of lease and notes 3 (1), 7 for determination of amortization period of incremental cost of obtaining a contract.

2)	Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes: loss allowance (notes 6 and 34), estimated useful lives of costs to obtain a contract (notes 3 (1), and 7), property and equipment and intangible assets (notes 4 (8), (10), 11 and 13), impairment of goodwill (notes 4 (12) and 12), recognition of provision (notes 4 (17) and 16), measurement of defined benefit liabilities (notes 4 (16) and 17), and recognition of deferred tax assets (liabilities) (notes 4 (25) and 30).

3)	Fair value measurement

A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established policies and processes with respect to the measurement of fair values including Level 3 fair values, and the measurement of fair value is reviewed is directly reported to the finance executives.

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, are used to measure fair values, then the Company assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

2.	Basis of Preparation, Continued

(3)	Use of estimates and judgments, Continued

3)	Fair value measurement, Continued

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in Note 34.

3.	Changes in accounting policies

The significant accounting policies applied by the Company in these separate financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2017, except for the changes in accounting policies described below.

(1)	K-IFRS No. 1115, Revenue from Contracts with Customers

K-IFRS No. 1115, Revenue from Contracts with Customers, establishes a comprehensive framework for determining whether, how much and when revenue is recognized. K-IFRS No. 1115 replaced the revenue recognition guidance, including K-IFRS No. 1018, Revenue, K-IFRS No. 1011, Construction Contracts, K-IFRS No. 2031, Revenue: Barter Transactions Involving Advertising Services, K-IFRS No. 2113, Customer Loyalty Programs, K-IFRS No. 2115, Agreements for the Construction of Real Estate, and K-IFRS No. 2118, Transfers of Assets from Customers.

The Company has initially applied K-IFRS No. 1115 from January 1, 2018 using the cumulative effect method with the effect of initially applying this standard as an adjustment to the opening balance of retained earnings as at January 1, 2018. The Company applied K-IFRS No. 1115 only to contracts that were not completed at the date of initial application, which is January 1, 2018 using the practical expedient permitted by K-IFRS No.1115.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.	Changes in accounting policies, Continued

(1)	K-IFRS No. 1115, Revenue from Contracts with Customers, Continued

1)	Identification of performance obligations in the contract

A substantial portion of the Company’s revenue is generated from providing wireless telecommunications services. K-IFRS No. 1115 requires the Company to evaluate goods or services promised to customers to determine if there are performance obligations other than wireless telecommunications service that should be accounted for separately. In the case of providing both a wireless telecommunications service and selling a handset together to one customer, the Company allocates considerations from the customer between handset sales revenue and wireless telecommunications service revenue. The handset sales revenue is recognized when handset is delivered and the wireless telecommunications service revenue is recognized over the period of the contract term as stated in the subscription contract. The Company has no amount to be adjusted with respect to identification of performance obligations as at the date of initial application.

2)	Allocation of the transaction price to each performance obligations

In accordance with K-IFRS No. 1115, the Company allocates the transaction price of a contract to each performance obligation identified on a relative stand-alone selling price basis. The Company uses “adjusted market assessment approach” method for estimating the stand-alone selling price of a good or service. In the case of providing both a wireless telecommunications service and a handset together to one customer, the Company allocates the transaction price based on relative stand-alone selling prices. The Company has no amount to be adjusted with respect to allocation of the transaction price as at the date of initial application.

3)	Incremental costs to acquire a contract

The Company pays commissions to its retail stores and authorized dealers in connection with acquiring service contracts. The commissions paid to these parties were expensed as incurred and recognized as operating expenses. These commissions would not have been paid if there have been no binding contracts with subscribers. K-IFRS No. 1115 requires the Company to capitalize certain costs associated with commissions paid to obtain new customer contracts and amortize them over the expected contract periods with customers that were calculated based on the Company’s historical subscriber churn rate. As a result of applying K-IFRS No. 1115, the Company recognized ~~W~~1,711,387 million of prepaid expenses and ~~W~~644,749 million of long-term prepaid expenses as at the date of initial application, January 1, 2018.

4)	Presentation of contract liability

Under K-IFRS No. 1115, the Company reclassified the receipts in advance and unearned revenue amounting to ~~W~~44,045 million that are related to prepaid rate plans and customer loyalty program, respectively, to contract liabilities as at the date of initial application, January 1, 2018.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.	Changes in accounting policies, Continued

(1)	K-IFRS No. 1115, Revenue from Contracts with Customers, Continued

5)	Impact of adopting K-IFRS No. 1115 on the separate financial statements

If the previous standards were applied to the Company’s separate statement of financial position as of December 31, 2018, prepaid expenses and long-term prepaid expenses would have been decreased by ~~W~~1,574,309 million and ~~W~~724,233 million, respectively, and contract assets and long-term contract assets would have been decreased by ~~W~~1,689 million and ~~W~~5,842 million, respectively, while deferred tax assets would have been increased by ~~W~~97,640 million. As a result, total assets would have been decreased by ~~W~~2,208,433 million. In addition, contract liabilities, long-term contract liabilities and deferred tax liabilities would have been decreased by ~~W~~46,075 million, ~~W~~8,358 million and ~~W~~523,732 million, respectively, while other liabilities such as receipts in advance and unearned revenue would have been increased by ~~W~~54,433 million. As a result, total liabilities would have been decreased by ~~W~~523,732 million. In relation to these changes in assets and liabilities, retained earnings would have been decreased by ~~W~~1,684,701 million.

If the previous standards were applied to the Company’s separate statement of income for the year ended December 31, 2018, revenues would have been increased by ~~W~~10,394 million, while commission expenses would have been decreased by ~~W~~39,668 million. Operating profit and profit before income tax would have been increased by ~~W~~50,062 million. As a result, profit for the year would have been increased by ~~W~~39,284 million with increase in income tax expense of ~~W~~10,778 million.

The adoption of K-IFRS No. 1115 did not have a material impact on the Company’s separate statement of cash flows for the year ended December 31, 2018.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.	Changes in accounting policies, Continued

(2)	K-IFRS No. 1109, Financial Instruments

K-IFRS No. 1109 sets out requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces K-IFRS No. 1039, Financial Instruments: Recognition and Measurement. The Company adopted K-IFRS No. 1109, Financial Instruments, from January 1, 2018, and the Company has taken an exemption not to restate the separate financial statements for prior years with respects to transition requirements.

The following table explains the impact of transition to K-IFRS No. 1109 on the opening balance of reserves and retained earnings as at January 1, 2018.

(In millions of won)
	Reserves		Retained earnings
Reclassification of available-for-sale financial assets to financial assets at fair value through profit or loss (“FVTPL”)	~~W~~	106	(4,495)
Reclassification of available-for-sale financial assets to financial assets at fair value through other comprehensive income (“FVOCI”)		(79,908)	85,349
Recognition of loss allowances on accounts receivable—trade and others		—	(13,049)
Related income tax		21,413	(18,194)

	~~W~~	(58,389)	49,611

1)	Classification of financial assets and financial liabilities

K-IFRS No. 1109 largely retains the existing requirements in K-IFRS No. 1039 for the classification and measurement of financial liabilities. However, it eliminates the previous K-IFRS No. 1039 categories for financial assets of held to maturity, available for sale, and loans and receivables.

Under K-IFRS No. 1109, on initial recognition, a financial asset is classified as measured at: amortized cost; FVOCI-debt investment; FVOCI-equity investment; or FVTPL. The classification of financial assets under K-IFRS No. 1109 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. If a contract contains embedded derivatives and the host is an asset within the scope of K-IFRS No. 1109, then such embedded derivatives are not separated.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flow; and

•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.	Changes in accounting policies, Continued

(2)	K-IFRS No. 1109, Financial Instruments, Continued

1)	Classification of financial assets and financial liabilities, Continued

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”). This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. These include all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

A financial asset (unless it is an account receivable – trade without a significant financing component that is initially measured at the transaction price) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition.

The following accounting polices apply to the subsequent measurement of financial assets.

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.	Changes in accounting policies, Continued

(2)	K-IFRS No. 1109, Financial Instruments, Continued

1)	Classification of financial assets and financial liabilities, Continued

The following table explains the original measurement categories under K-IFRS No. 1039 and the changes in measurement categories under K-IFRS No. 1109 for each class of the Company’s financial assets as at the date of initial application, January 1, 2018.

(In millions of won)	Original classification under K-IFRS No. 1039	New classification under K-IFRS No. 1109	Original carrying amount under K-IFRS No. 1039		New carrying amount under K-IFRS No. 1109	Difference
Short-term financial assets:
Cash and cash equivalents	Amortized cost	Amortized cost	~~W~~	880,583	880,583	—
Short-term financial instruments	Amortized cost	Amortized cost		94,000	94,000	—
Short-term investment securities(*1)	Available-for-sale	FVTPL		47,383	47,383	—
Accounts receivable—trade	Amortized cost	Amortized cost		1,520,209	1,507,259	(12,950)
Short-term loans	Amortized cost	Amortized cost		54,403	54,403	—
Accounts receivable—other(*3)	Amortized cost	FVTPL		759,720	759,720	—
Accounts receivable—other	Amortized cost	Amortized cost		243,789	243,690	(99)
Other financial assets	Amortized cost	Amortized cost		659	659	—

				3,600,746	3,587,697	(13,049)

Long-term financial assets:
Long-term financial instruments	Amortized cost	Amortized cost		382	382	—
Long-term investment securities(*1)	Available-for-sale	FVTPL		75,527	71,138	(4,389)
Long-term investment securities(*2)	Available-for-sale	FVOCI		649,076	654,517	5,441
Long-term loans	Amortized cost	Amortized cost		7,512	7,512	—
Long-term accounts receivable—other(*3)	Amortized cost	FVTPL		243,742	243,742	—
Long-term accounts receivable—other	Amortized cost	Amortized cost		41,376	41,376	—
Guarantee deposits	Amortized cost	Amortized cost		173,513	173,513	—
Derivative financial assets	Derivatives hedging instrument	Derivatives hedging instrument		21,554	21,554	—
Derivative financial assets	Designated as at FVTPL	FVTPL		9,054	9,054	—

				1,221,736	1,222,788	1,052

			~~W~~	4,822,482	4,810,485	(11,997)

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.	Changes in accounting policies, Continued

(2)	K-IFRS No. 1109, Financial Instruments, Continued

1)	Classification of financial assets and financial liabilities, Continued

The following table explains the original measurement categories under K-IFRS No. 1039 and the changes in measurement categories under K-IFRS No. 1109 for each class of the Company’s financial assets as at the date of initial application, January 1, 2018, Continued.

(*1)

As of January 1, 2018, available-for-sale financial assets such as beneficiary certificates and equity investments amounting to ~~W~~122,910 million were reclassified to financial assets measured at FVTPL which were not qualified to be designated as financial assets measured at amortized cost as the contractual terms of these assets do not give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates. As a result of this reclassification, as at January 1, 2018, accumulated OCI of ~~W~~ (-)106 million was reclassified to retained earnings, and due to its reclassification to financial assets measured at FVTPL, retained earnings was decreased by ~~W~~4,389 million in relation to fair value measurement. In addition, change in the fair value of these financial assets of ~~W~~12,188 million was recognized in profit before income tax during the year ended December 31, 2018.

(*2)

As of January 1, 2018, available-for-sale financial assets such as marketable equity instruments amounting to ~~W~~649,076 million were reclassified to equity investments at FVOCI. As a result of this reclassification, as at January 1, 2018, OCI of ~~W~~85,349 million was reclassified to retained earnings and OCI was increased by ~~W~~5,441 million due to the changes in the fair value of these financial assets which were stated at cost under K-IFRS No. 1039. The Company designated equity instruments that are not held for trading as FVOCI on initial application of K-IFRS No. 1109 with no subsequent recycling of amounts from OCI to profit and loss.

(*3)

As of January 1, 2018, accounts receivable – other of ~~W~~1,003,462 million were reclassified to financial assets at FVTPL. Upon the initial application of K-IFRS No. 1109, the Company reclassified the debt instruments to financial assets at FVTPL whose objectives of the business model are not achieved both by collecting contractual cash flows and selling financial assets. There was no material impact on retained earnings as at January 1, 2018 as the fair values of these debt instruments were not significantly different from the carrying amounts as of December 31, 2017.

2)	Impairment of financial assets

K-IFRS No. 1109 sets out the ‘expected credit loss’ (ECL) impairment model which replaces the ‘incurred loss’ model under K-IFRS No. 1039 for recognizing and measuring impairment. The new impairment model applies to financial assets measured at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. Under K-IFRS No. 1109, credit losses are recognized earlier than under K-IFRS No. 1039.

ECL is a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all expected cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive).

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.	Changes in accounting policies, Continued

(2)	K-IFRS No. 1109, Financial Instruments, Continued

2)	Impairment of financial assets, Continued

At each reporting date, the Company assesses whether financial assets carried at amortized cost and debt securities at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Loss allowance on financial assets measured at amortized cost is deducted from the carrying amount of the respective assets, while loss allowance on debt instruments at FVOCI is recognized in OCI, instead of reducing the carrying amount of the assets.

3)	Hedge accounting

Upon initial application of K-IFRS No. 1109, the Company elected to apply hedge accounting requirements under K-IFRS No. 1109. The Company designates derivatives such as currency swaps as hedging instruments to hedge the risk of variability in cash flows associated with the foreign currency debentures and borrowings. As the Company’s hedging instruments as of January 1, 2018 satisfy the hedge requirements of retrospective testing (80~125%) under K-IFRS No. 1039, there is no material effect of applying K-IFRS No. 1109.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.	Changes in accounting policies, Continued

(3) The following table explains the impacts of adopting K-IFRS Nos. 1115 and 1109 on the Company’s statement of financial position as of January 1, 2018.

(In millions of won)
	December 31, 2017		Adjustments		January 1, 2018
	As reported		K-IFRS 1115	K-IFRS 1109	Restated
Current Assets:	~~W~~	3,768,098	1,711,387	(13,049)	5,466,436
Accounts receivable—trade, net		1,520,209	—	(12,950)	1,507,259
Accounts receivable—other, net		1,003,509	—	(99)	1,003,410
Prepaid expenses		121,121	1,711,387	—	1,832,508
Others		1,123,259	—	—	1,123,259
Non-Current Assets:		21,789,424	613,796	1,052	22,404,272
Long-term investment securities		724,603	—	1,052	725,655
Long-term prepaid expenses		25,169	644,749	—	669,918
Deferred tax assets		30,953	(30,953)	—	—
Others		21,008,699	—	—	21,008,699

Total Assets	~~W~~	25,557,522	2,325,183	(11,997)	27,870,708

Current Liabilities:		4,767,401	—	—	4,767,401
Contract liabilities		—	37,012	—	37,012
Receipts in advance		76,126	(76,126)	—	—
Unearned revenue		3,705	(3,705)	—	—
Withholdings		517,991	42,819	—	560,810
Others		4,169,579	—	—	4,169,579
Non-Current Liabilities:		5,782,730	601,198	(3,219)	6,380,709
Long-term contract liabilities		—	7,033	—	7,033
Long-term unearned revenue		7,033	(7,033)	—	—
Deferred tax liabilities		—	601,198	(3,219)	597,979
Others		5,775,697	—	—	5,775,697

Total Liabilities	~~W~~	10,550,131	601,198	(3,219)	11,148,110

Share capital		44,639	—	—	44,639
Capital surplus and others		371,895	—	—	371,895
Retained earnings		14,512,556	1,723,985	49,611	16,286,152
Reserves		78,301	—	(58,389)	19,912

Total Shareholders’ Equity	~~W~~	15,007,391	1,723,985	(8,778)	16,722,598

Total Liabilities and Shareholders’ Equity	~~W~~	25,557,522	2,325,183	(11,997)	27,870,708

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies

The significant accounting policies applied by the Company in the preparation of its separate financial statements in accordance with K-IFRSs are included below. The significant accounting policies applied by the Company in these separate financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2017, except for the changes in accounting policies described in note 3.

(1)	Operating segments

The Company presents disclosures relating to operating segments on its consolidated financial statements in accordance with K-IFRS No. 1108, Operating Segments, and such disclosures are not separately disclosed on these separate financial statements.

(2)	Investments in subsidiaries, associates, and joint ventures

These separate financial statements are prepared and presented in accordance with K-IFRS No. 1027, Separate Financial Statements. The Company applies the cost method to investments in subsidiaries, associates and joint ventures in accordance with K-IFRS No. 1027. Dividends from subsidiaries, associates, and joint ventures are recognized in profit or loss when the right to receive the dividends is established.

The assets and liabilities acquired under business combination under common control are recognized at the carrying amounts in the ultimate controlling shareholder’s consolidated financial statements. The difference between consideration and carrying amount of net assets acquired is added to or subtracted from capital surplus and others.

(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits, and investment securities with maturities of three months or less from the acquisition date that are easily convertible to cash and subject to an insignificant risk of changes in their fair value.

(4)	Inventories

Inventories are stated at the acquisition cost using the average method. During the period, a perpetual inventory system is used to track inventory quantities, which is adjusted to the physical inventory counts performed at the period end. When the net realizable value of inventories is less than the acquisition cost, the carrying amount is reduced to the net realizable value, and any difference is charged to current operations as operating expenses.

(5)	Financial assets – Policies applicable from January 1, 2018

1)	Classification

The Company classifies its financial assets into one of the following categories:

•	financial assets at fair value through profit or loss (“FVTPL”)

•	financial assets at fair value through other comprehensive income (“FVOCI”), and

•	financial assets measured at amortized cost

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(5)	Financial assets – Policies applicable from January 1, 2018, Continued

1)	Classification, Continued

Financial assets are classified based on the business model in which a financial asset is managed and its contractual cash flow characteristics. The Company reclassifies a debt instrument when, and only when, the business model for managing the financial asset is changed.

2)	Measurement

A financial asset is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to the acquisition. Transaction costs for a financial asset at FVTPL are recognized in profit or loss.

A hybrid financial instrument with embedded derivatives in the contract is considered as a whole when assessing whether contractual cash flows are solely payments of principal and interest.

(i)	Debt investments

A financial asset is subsequently measured based on its contractual cash flow characteristics and the business model in which a financial asset is managed. The Company classifies debt investments into one of the following categories:

①	Financial assets measured at amortized cost

A financial asset is measured at amortized cost if it is held within a business model whose objective is to collect contractual cash flows, and the contractual cash flows are solely payments of principal and interest. A gain or loss on a financial asset that is measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the financial asset is derecognized or impaired. Interest calculated using the effective interest method is included in finance income.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(5)	Financial assets – Policies applicable from January 1, 2018, Continued

2)	Measurement, Continued

(i)	Debt investments, Continued

②	Financial assets measured at fair value through other comprehensive income (“FVOCI”)

A financial asset is classified as FVOCI when it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and the contractual cash flows are solely payments of principal and interest. Changes in fair value other than impairment losses and reversals of impairment losses, interest income and foreign exchange gains and losses are recognized in other comprehensive income. The amounts accumulated in other comprehensive income are recycled to profit or loss when the financial assets is derecognized. Interest income calculated using the effective interest method is included in finance income. Foreign exchange gains and losses are presented as finance income or finance costs, impairment losses are presented as other expenses.

③	Financial assets at fair value through profit or loss(“FVTPL”)

Debt investments that are not classified as amortized cost or FVOCI are classified as FVTPL. A gain or loss on debt investments that are not part of a hedging relationship is recognized in profit or loss and is presented in finance income or costs in the statement of income for the period.

(ii)	Equity investments

The Company subsequently measures all of its equity investments at fair value. The Company elected to recognize the changes in fair value of the equity investments that are held for long-term or strategic purposes in other comprehensive income. The amounts accumulated in other comprehensive income are not reclassified into profit or loss upon derecognition. Dividends from these equity investments are recognized as finance income when the right to receive the dividends is established.

Changes in the value of equity investments measured at FVTPL are presented in finance income or costs in the statement of income for the period.

3)	Impairment

The Company estimates the expected credit losses (ECL) for the debt instruments that are measured at amortized cost and FVOCI based on the forward-looking data. The impairment approach is decided based on the assessment of significant increase in credit risk. However, the Company applies a practical expedient and recognizes impairment losses equal to lifetime ECLs for Accounts receivables – trade and lease receivables from the initial recognition.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(5)	Financial assets – Policies applicable from January 1, 2018, Continued

4)	Recognition and derecognition

A regular way purchase or sale of financial assets is recognized and derecognized using trade date accounting. A financial assets is derecognized when the contractual rights to the cash flows from the financial assets expire or when the Company transfers substantially all the risks and rewards of ownership of the financial asset.

If the Company retains substantially all the risks and rewards of ownership of a transferred asset due to a non-recourse features or others, the Company continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received.

5)	Offsetting

A financial asset and a financial liability is offset only when the right of set-off is not contingent on future event and legally enforceable even on the event of default, insolvency or bankruptcy.

(6)	Financial assets – Policies applied before January 1, 2018

The Company recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables, and available-for-sale financial assets. The Company recognizes financial assets in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets not at fair value through profit or loss are measured at their fair value plus transaction costs that are directly attributable to the acquisition.

1)	Financial assets at fair value through profit or loss

A financial asset is classified as a financial asset at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

2)	Held-to-maturity investments

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Company has the positive intention and ability to hold to maturity, is classified as held-to-maturity investment. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest rate method.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(6)	Financial assets – Policies applied before January 1, 2018, Continued

3)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method except for loans and receivables of which the effect of discounting is immaterial.

4)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, with changes in fair value, net of any tax effect, recorded in other comprehensive income (OCI) in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost.

5)	Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of the asset that can be reliably estimated. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

Objective evidence that a financial asset is impaired includes following loss events:

•	significant financial difficulty of the issuer or obligor;

•	a breach of contract, such as default or delinquency in interest or principal payments;

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	it becoming probable that the borrower will enter bankruptcy or other financial reorganization;

•	the disappearance of an active market for that financial asset because of financial difficulties; or

•

observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group.

In addition, for an investment in an equity security classified as available-for-sale financial asset, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

If financial assets have objective evidence that they are impaired, impairment losses are measured and recognized.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(6)	Financial assets – Policies applied before January 1, 2018, Continued

5)	Impairment of financial assets, Continued

(i)	Financial assets measured at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of its estimated future cash flows discounted at the asset’s original effective interest rate. The Company can recognize impairment losses directly or by establishing an allowance account. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss is reversed either directly or by adjusting an allowance account.

(ii)	Financial assets carried at cost

If there is objective evidence that an impairment loss has occurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

(iii)	Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale is not reversed through profit or loss subsequently. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed to the amount of amortized cost that would otherwise have been recognized as of the recovery date.

6)	De-recognition of financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire or the Company transfers the rights to receive the cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability. If the Company retains substantially all the risks and rewards of ownership of the transferred financial assets, the Company continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(6)	Financial assets – Policies applied before January 1, 2018, Continued

7)	Offsetting between financial assets and financial liabilities

Financial assets and liabilities are offset and presented in net in the statement of financial position when, and only when, the Company currently has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(7)	Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value at the end of each reporting period, and changes therein are accounted for as described below.

1)	Hedge accounting

The Company holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Company designates derivatives as hedging instruments to hedge the foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(7)	Derivative financial instruments, including hedge accounting, Continued

2)	Other derivative financial instruments

Other derivative financial instrument not designated as a hedging instrument are measured at fair value, and the changes in fair value of the derivative financial instrument is recognized immediately in profit or loss.

(8)	Property and equipment

Property and equipment are initially measured at cost. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Property and equipment, subsequently, are carried at cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of property and equipment at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be reliably measured. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized as other non-operating income (loss).

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(8)	Property and equipment, Continued

The estimated useful lives of the Company’s property and equipment are as follows:

Useful lives (years)
Buildings and structures	15, 30
Machinery	3 ~ 6
Other property and equipment	4 ~10

Depreciation methods, useful lives, and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(9)	Borrowing costs

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets are not qualifying assets, and assets that are ready for their intended use or sale when acquired are not qualifying assets either.

To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Company capitalizes during a period do not exceed the amount of borrowing costs incurred during that period.

(10)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, club memberships are expected to be available for use as there are no foreseeable limits to the periods. These intangible assets are determined as having indefinite useful lives and not amortized.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(10)	Intangible assets, Continued

The estimated useful lives of the Company’s intangible assets are as follows:

Useful lives (years)
Frequency usage rights	5 ~ 13
Land usage rights	5
Industrial rights	5, 10
Development costs	5
Facility usage rights	10, 20
Other	3 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes, if appropriate, are accounted for as changes in accounting estimates.

Expenditures on research activities are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be reliably measured, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(11)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Company will comply with the grant’s conditions and that the grant will be received.

1)	Grants related to assets

Government grants whose primary condition is that the Company purchases, constructs or otherwise acquires a long-term asset are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduction to depreciation expense.

2)	Grants related to income

Government grants which are intended to compensate the Company for expenses incurred are deducted from the related expenses.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(12)	Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets other than assets arising from employee benefits, inventories, deferred tax assets, and non-current assets held for sale are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amounts to their carrying amounts.

The Company estimates the recoverable amount of an individual asset, and if it is impossible to measure the individual recoverable amount of an asset, the Company estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU, for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized in profit or loss to the extent the carrying amount of the asset exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergy arising from the business acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(13)	Leases

The Company classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Company assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

1)	Finance leases

At the commencement of the lease term, the Company recognizes as finance assets and finance liabilities in its separate statement of financial position, the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(13)	Leases, Continued

1)	Finance leases, Continued

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Company adopts for depreciable assets that are owned. If there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life. The Company reviews to determine whether the leased assets are impaired at the reporting date.

2)	Operating leases

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are recognized in profit or loss on a straight-line basis over the lease term.

3)	Determining whether an arrangement contains a lease

Determining whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset and the arrangement conveys a right to use the asset.

At inception or reassessment of the arrangement, the Company separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Company concludes for a financial lease that it is impracticable to separate the payments reliably, the Company recognizes an asset and a liability at an amount equal to the fair value of the underlying asset that was identified as the subject of the lease. Subsequently, the liability is reduced as payments are made and an imputed finance charge on the liability is recognized using the Company’s incremental borrowing rate of interest.

(14)	Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sales rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the assets (or disposal groups) must be available for immediate sale in their present condition and their sale must be highly probable. The assets or disposal groups that are classified as non-current assets held for sale are measured at the lower of their carrying amounts and fair value less cost to sell. The Company recognizes an impairment loss for any initial or subsequent write-down of assets (or disposal groups) to fair value less costs to sell and a gain for any subsequent increase in fair value less costs to sell up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036, Impairment of Assets.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(15)	Non-derivative financial liabilities

The Company classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement. The Company recognizes financial liabilities in the separate statement of financial position when the Company becomes a party to the contractual provisions of the financial liability.

1)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, these liabilities are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issue of the financial liability are recognized in profit or loss as incurred.

2)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the issue of the financial liabilities. Subsequent to initial recognition, other financial liabilities are measured at amortized cost and the interest expenses are recognized using the effective interest method.

3)	Derecognition of financial liability

The Company extinguishes a financial liability only when the contractual obligation is fulfilled, canceled or expires. The Company recognizes new financial liabilities at fair value based on new contracts and eliminates existing liabilities when the contractual terms of the financial liabilities change and the cash flows change substantially.

When a financial liability is derecognized, the difference between the carrying amount and the consideration paid(including any transferred non-cash assets or liabilities assumed) is recognized in profit or loss.

(16)	Employee benefits

1)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render related services. When an employee has rendered a service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(16)	Employee benefits, Continued

2)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render related services. The Company’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

3)	Retirement benefits: defined contribution plans

When an employee has rendered a service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Company recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

4)	Retirement benefits: defined benefit plans

At the end of reporting period, defined benefits liabilities relating to defined benefit plans are recognized at present value of defined benefit obligations net of fair value of plan assets.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Company recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Company determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Company recognizes a gain or loss on a settlement when the settlement of defined benefit plan occurs.

5)	Termination benefits

The Company recognizes a liability and expense for termination benefits at the earlier of the period when the Company can no longer withdraw the offer of those benefits and the period when the Company recognizes costs for a restructuring that involves the payment of termination benefits. If benefits are payable more than 12 months after the reporting period, they are discounted to their present value.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(17)	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. If the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

If some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement is recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement is treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision is used only for expenditures for which the provision was originally recognized.

(18)	Transactions in foreign currencies

Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the exchange rate at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments.

(19)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Company repurchases its own shares, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The gains or losses from the purchase, disposal, reissue, or retirement of treasury shares are directly recognized in equity being as transaction with owners.

(20)	Hybrid bond

The Company recognizes a financial instrument issued by the Company as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(21)	Share-based Payment

For equity-settled share-based payment transaction, if the fair value of the goods or services received cannot be reliably estimated, the Company measures the value indirectly by reference to the fair value of the equity instruments granted. The related expense with a corresponding increase in capital surplus and others is recognized over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

(22)	Revenue - Policies applicable from January 1, 2018

The Company has initially adopted K-IFRS No. 1115, Revenue from Contracts with Customers, from January 1, 2018. See note 3 (1) for additional information.

1)	Identification of performance obligations in contracts with customers

The Company identifies the distinct services or goods as performance obligations in contracts with customers such as (1) wireless telecommunications services and (2) selling other goods and services. In the case of providing both wireless telecommunications service and selling a handset together to one customer, the Company allocates considerations from the customer between the separate performance obligations for handset sale and wireless telecommunications service. The handset sale revenue is recognized when handset is delivered and the wireless telecommunications service revenue is recognized over the period of the contract term as stated in the subscription contract.

2)	Allocation of the transaction price to each performance obligation

In accordance with K-IFRS No. 1115, the Company allocates the transaction price of a contract to each performance obligation identified on a relative stand-alone selling price basis. The Company uses “adjusted market assessment approach” for estimating the stand-alone selling price of a good or service. In the case of providing both a wireless telecommunications service and a handset together to one customer, the Company allocates the transaction price based on relative stand-alone selling prices.

3)	Customer loyalty programs

The Company provides customer loyalty points to customers based on the usage of the service to which the Company allocates a portion of consideration received as a performance obligation distinct from wireless telecommunications services. The amount allocated to the loyalty program is deferred and is recognized as revenue when loyalty points are redeemed. The deferred revenue is included in contract liabilities.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(23)	Revenue - Policies applied before January 1, 2018

Revenue from the sale of goods, rendering of services or use of assets is measured at the fair value of the consideration received or receivable. Returns, trade discounts and volume rebates are recognized as a reduction of revenue.

When two or more revenue generating activities or deliverables are sold under a single arrangement, each deliverable that is considered to be a separate unit of account is accounted for separately. The allocation of consideration from a revenue arrangement to its separate units of account is based on the relative fair values of each unit.

1)	Services rendered

Revenue from cellular services consists of revenue from basic charges, voice charges, data charges, data-roaming services and interconnection charges. Such revenues are recognized as services are performed.

Revenue from other services rendered is recognized in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to surveys of work performed.

2)	Goods sold

Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

3)	Customer loyalty programs

For customer loyalty programs, the fair value of the consideration received or receivable in respect of the initial sale is allocated between the award credits and the other components of the sale. The amount allocated to the award credits is estimated by reference to the fair value of the services to be provided with respect to the redeemable award credits. The fair value of the services to be provided with respect to the redeemable portion of the award credits granted to the customers in accordance with customer loyalty programs is estimated taking into account the expected redemption rate and timing of the expected redemption. Considerations allocated to the award credits are deferred and revenue is recognized when the award credits are recovered and the Company performs its obligation to provide the service. The amount of revenue recognized is based on the relative size of the total award credits that are expected to be redeemed and the redeemed award credits in exchange for services.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(24)	Finance income and finance costs

Finance income comprises interest income on funds invested (including financial assets measured at fair value), dividend income, gains on disposal of financial assets at FVTPL, changes in fair value of financial instruments at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss by using the effective interest rate method. Dividend income is recognized in profit or loss when the right to receive the dividend is established.

Finance costs comprise interest expense on borrowings, changes in fair value of financial instruments at FVTPL, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures are recognized as it accrues in profit or loss using the effective interest rate method.

(25)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except for transactions or events directly recognized in other comprehensive income or equity.

The Company prepares consolidated income tax returns under the tax-consolidation system and its economically unified wholly owned subsidiaries.

1)	Current tax

In accordance with the tax-consolidation system, the Company calculates current taxes on the consolidated taxable income for the Company and its wholly owned domestic subsidiaries and recognizes the income tax payable as current tax liabilities of the Company.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and includes interests and fines related to income taxes paid or payable. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

2)	Deferred tax

Deferred tax is recognized by using the asset-liability method in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Company recognizes a deferred tax liability for all taxable temporary differences, except for the difference associated with investments in subsidiaries and associates that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for all deductible temporary differences, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(25)	Income taxes, Continued

2)	Deferred tax, Continued

A deferred tax asset is recognized for the carryforward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Future taxable profit is dependent on the reversal of taxable temporary differences. If there are insufficient taxable temporary differences to recognize the deferred tax asset, the business plan of the Company and the reversal of existing temporary differences are considered in determining the future taxable profit.

The Company reviews the carrying amount of a deferred tax asset at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if the Company has a legally enforceable right to offset the amount recognized and intends to settle the current tax liabilities and assets on a net basis. Income tax expense in relation to dividend payments is recognized when liabilities relating to the dividend payments are recognized.

(26)	Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees, if any.

(27)	Standards issued but not yet effective

The following new standards are effective for annual periods beginning after January 1, 2018 and earlier application is permitted; however, the Company has not adopted the following new standards early in preparing the accompanying separate financial statements.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(27)	Standards issued but not yet effective, Continued

K-IFRS No. 1116 Leases

K-IFRS No. 1116, published on May 22, 2017 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. K-IFRS No. 1116, replaces existing leases guidance including K-IFRS No. 1017, Leases, K-IFRS No. 2104, Determining whether an Arrangement contains a Lease, K-IFRS No. 2015, Operating Leases - Incentives and K-IFRS No. 2027, Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

The Company will assess at inception of a contract whether that contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. However, the Company can apply a practical expedient to grandfather their previous assessment of whether existing contracts are, or contain, leases.

A lessee recognizes a right-of-use asset representing its right to use the underlying assets and a lease liability representing its obligation to make lease payments. There are recognition exemptions for short-term leases (lease term ends within 12 months at the commencement date of the lease) or leases of low-value items (assets with a value of KRW 6 million or less). As a practical expedient, a lessee can elect, by class of underlying asset, not to separate lease components from any associated non-lease components. A lessee that takes this election accounts for the lease component and the associated non-lease components as a single lease component.

A lessor’s accounting remains similar to current requirements, K-IFRS No. 1017 Leases.

1)	A lessee’s accounting - application and financial impacts

A lessee is permitted to adopt the standard retrospectively according to K-IFRS No. 1008, Accounting Policies, Changes in Accounting Estimates and Errors, (‘Full retrospective approach’) or to follow a modified retrospective approach in which the lessee recognizes the cumulative effect of initial application of the standard as an adjustment to equity at the date of initial application. (‘Modified retrospective approach’)

The Company plans to apply K-IFRS No.1116 initially on January 1, 2019 by using the modified retrospective approach. Therefore, the cumulative effect of adopting K-IFRS No.1116 will be recognized as an adjustment to the opening balance of retained earnings at January 1, 2019 with no restatement of comparative information.

The Company is assessing the financial impact of the adoption of K-IFRS No. 1116 on its saperate financial statement. It is impractical to provide a reasonable estimate of the financial impact until the Company completes this analysis.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(27) Standards issued but not yet effective, Continued

K-IFRS No. 1116 Leases, Continued

1)	A lessee’s accounting - application and financial impacts, Continued

The Company plans to account for the lease component and the associated non-lease components as a single lease component applying the practical expedient. In addition, the Company plans to account for leases for which the lease term ends within 12 months of the date of initial application as short-term leases.

According to the Company’s preliminary analysis of application of the K-IFRS 1116, right-of-use assets and lease liabilities are expected to increase as of January 1, 2019. Based on the preliminary assessment, the Company expects lease expenses to decrease and depreciation expenses of the right-of-use assets and interest expenses of lease liabilities to increase.

2)	A lessor’s accounting - application and financial impacts

The Company expects that financial impact of the lessor accounting is not significant to the separate financial statements due to the lessor’s accounting remaining similar to current requirements, K-IFRS No. 1017, Leases.

5.	Restricted Deposits

Deposits which are restricted in use as of December 31, 2018 and 2017 are summarized as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Short-term financial instruments(*)	~~W~~	79,000	89,000
Long-term financial instruments(*)		382	382

	~~W~~	79,382	89,382

(*)

Financial instruments include charitable trust fund established by the Company where profits from the fund are donated to charitable institutions. As of December 31, 2018 the funds cannot be withdrawn before maturity.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

6.	Trade and Other Receivables

(1)	Details of trade and other receivables as of December 31, 2018 and 2017 are as follows:

(In millions of won)	December 31, 2018
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	1,474,102	(119,842)	1,354,260
Short-term loans		54,885	(549)	54,336
Accounts receivable – other(*)		568,878	(50,427)	518,451
Accrued income		410	—	410

		2,098,275	(170,818)	1,927,457
Non-current assets:
Long-term loans		48,344	(41,108)	7,236
Long-term accounts receivable – other(*)		274,053	—	274,053
Guarantee deposits		184,887	—	184,887

		507,284	(41,108)	466,176

	~~W~~	2,605,559	(211,926)	2,393,633

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2018 include ~~W~~485,325 million of financial instruments classified as FVTPL.

(In millions of won)	December 31, 2017
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	1,628,036	(107,827)	1,520,209
Short-term loans		54,953	(550)	54,403
Accounts receivable – other		1,059,395	(55,886)	1,003,509
Accrued income		659	—	659

		2,743,043	(164,263)	2,578,780
Non-current assets:
Long-term loans		48,623	(41,111)	7,512
Long-term accounts receivable – other		285,118	—	285,118
Guarantee deposits		173,513	—	173,513

		507,254	(41,111)	466,143

	~~W~~	3,250,297	(205,374)	3,044,923

(2)	Changes in the loss allowance on accounts receivable – trade measured at amortized costs during the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	Beginning balance		Impact of adopting K-IFRS No. 1109	Impairment	Write-offs (*)	Collection of receivables previously written-off	Ending Balance
2018	~~W~~	107,827	12,950	18,082	(29,397)	10,380	119,842
2017		119,027	—	15,049	(38,695)	12,446	107,827

(*)	The Company writes off the trade and other receivables when contractual payments are more than 5 years past due, or for reasons such as termination of operations or liquidation.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

6.	Trade and Other Receivables, Continued

(3)

The Company applies the practical expedient that allows the Company to estimate the loss allowance for accounts receivables - trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Company uses its historical credit loss experience over the past three years and classified the accounts receivable - trade by their credit risk characteristics and days overdue. Details of loss allowance on accounts receivable – trade as of December 31, 2018 are as follows:

(In millions of won)
		Less than 6 months		6 months ~ 1 year	1 year ~ 3 years	More than 3 years
Telecommunications service revenue	Expected credit loss rate	~~W~~	2.42%	38.51%	64.96%	83.08%
	Gross amount		943,281	23,698	51,111	28,027
	Loss allowance		22,862	9,125	33,204	23,286

Other revenue	Expected credit loss rate		1.04%	1.07%	8.24%	52.46%
	Gross amount		351,267	4,400	23,264	49,054
	Loss allowance		3,666	47	1,916	25,736

As the Company is a wireless telecommunications service provider, the Company’s financial assets measured at amortized cost consist primarily of receivables from numerous individual customers, and, therefore, no significant credit concentration risk arises.

Receivables related to other revenue mainly consist of receivables from corporate customers. The Company trades only with corporate customers with credit ratings that are considered to be low at credit risk. In addition, the Company was not exposed to significant credit concentration risk as the Company regularly assesses their credit risk by monitoring their credit rating. While the contract assets are under the impairment requirements, no significant credit risk has been identified.

7.	Prepaid expenses

As discussed in note 3, the Company adopted K-IFRS No. 1115, Revenue from Contracts with Customers, during the year beginning January 1, 2018. The Company pays commissions to its retail stores and authorized dealers for new and retained customer contracts. The Company capitalized certain costs associated with commissions paid to retail stores and authorized dealers to obtain new and retained customer contracts as prepaid expenses, which the Company previously expensed. These prepaid expenses are amortized on a straight-line basis over the periods that the Company expects to maintain its customers based on the Company’s historical subscriber churn rate.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

7.	Prepaid expenses, Continued

(1)	Details of prepaid expenses as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Current assets:
Incremental costs of obtaining contracts	~~W~~	1,574,309	—
Others		113,925	121,121

	~~W~~	1,688,234	121,121

Non-current assets:
Incremental costs of obtaining contracts	~~W~~	724,233	—
Others		28,948	25,169

	~~W~~	753,181	25,169

(2)	Incremental costs of obtaining contracts

Incremental costs of obtaining contracts that are capitalized as assets as of December 31, 2018 and the related amortization recognized as commissions during the year ended December 31, 2018 are as follows:

(In millions of won)	2018
Amortization recognized as commissions	~~W~~	2,040,089

8.	Contract assets and liabilities

As discussed in note 3, the Company adopted K-IFRS No. 1115, Revenue from Contracts with Customers, during the year beginning January 1, 2018. In case of providing both wireless telecommunication services and sales of mobile devices, the Company allocated the consideration based on relative stand-alone selling prices and recognizes uninvoiced receivables from handset sales as contract assets. The Company recognized receipts in advance for prepaid telecommunications services and unearned revenue for the customer loyalty program as contract liabilities.

Details of contract assets and liabilities as of December 31, 2018 and January 1, 2018 are as follows:

(In millions of won)
	December 31, 2018		January 1, 2018
Contract assets:
Allocation of consideration between performance obligations	~~W~~	7,531	—
Contract liabilities:
Wireless service contracts		18,425	16,577
Customer loyalty programs		17,113	10,739
Others		18,895	16,729

	~~W~~	54,433	44,045

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

8.	Contract assets and liabilities, Continued

The amount of revenue recognized during the year ended December 31, 2018 related to the contract liabilities carried forward from the prior period and the performance obligations satisfied in the prior reporting period is ~~W~~33,766 million.

9.	Investment Securities

(1)	Details of short-term investment securities as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	Category	December 31, 2018		December 31, 2017
Beneficiary certificates	Available-for-sale financial assets	~~W~~	—	47,383
	FVTPL		47,849	—

		~~W~~	47,849	47,383

(2)	Details of long-term investment securities as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	Category	December 31, 2018		December 31, 2017
Equity instruments	Available-for-sale financial assets	~~W~~	—	723,703
	FVOCI(*)		333,161	—

			333,161	723,703
Debt instruments	Available-for-sale financial assets		—	900
	FVTPL		77,511	—

			77,511	900

		~~W~~	410,672	724,603

(*)

The Company designated ~~W~~333,161 million of investments in equity instruments that are not held for trading as financial assets at FVOCI. During the year ended December 31, 2018, the Company disposed of 3,520,964 common shares issued by KB Financial Group Inc. in exchange for ~~W~~179,569 million in cash.

10.	Investments in Subsidiaries, Associates and Joint Ventures

(1) Investments in subsidiaries, associates and joint ventures as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Investments in subsidiaries	~~W~~	5,286,601	4,391,693
Investments in associates and joint ventures		4,902,313	4,760,628

	~~W~~	10,188,914	9,152,321

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

10.	Investments in Subsidiaries, Associates and Joint ventures, Continued

(2)	Details of investments in subsidiaries as of December 31, 2018 and 2017 are as follows:

(In millions of won, except for share data)	December 31, 2018				December 31, 2017
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
SK Telink Co., Ltd.	1,432,627	100.0	~~W~~	243,988	243,988
SK Broadband Co., Ltd.	298,460,212	100.0		1,870,582	1,870,582
SK Communications Co., Ltd.	43,427,530	100.0		69,668	69,668
PS&Marketing Corporation	66,000,000	100.0		313,934	313,934
SERVICE ACE Co., Ltd.	4,385,400	100.0		21,927	21,927
SK Planet Co., Ltd. (*1,2)	69,593,562	98.7		404,833	1,298,237
Eleven Street Co., Ltd. (*1)	8,224,709	80.3		1,049,403	—
IRIVER LIMITED (*3)	29,246,387	52.6		156,642	91,642
SK Telecom China Holdings Co., Ltd.	—	100.0		48,096	38,652
Life & Security Holdings Co., Ltd. (*4)	740,895	55.0		703,736	—
SKT Americas, Inc.	122	100.0		45,701	45,701
Atlas Investment (*5)	—	100.0		99,874	84,495
SK Global Healthcare Business Group., Ltd. (*6)	—	100.0		1,929	39,649
SK techx Co., Ltd. (*2)	—	—		—	155,999
One Store Co., Ltd.	10,409,600	65.5		82,186	82,186
id Quantique SA (*7)	60,824,172	65.6		81,902	—
SK Infosec Co., Ltd. (*8)	12,636,024	100.0		44,410	—
Network O&S Co., Ltd., etc	—	—		47,790	35,033

			~~W~~	5,286,601	4,391,693

(*1)

During the year ended December 31, 2018, SK Planet Co., Ltd. spun off the business unit of 11st (E-commerce and Internet-related business) and incorporated Eleven Street Co., Ltd. in order to enhance the industry specialization, competitiveness and growth potential by strengthening core competencies of the businesses.

(*2)	During the year ended December 31, 2018, SK Planet Co., Ltd. merged SK techx Co., Ltd., a subsidiary owned by the Company.
(*3)	The Company acquired additional 7,420,091 shares of IRIVER LIMITED at a consideration of ~~W~~65,000 million in cash through a non-proportional paid-in capital during the year ended December 31, 2018.
(*4)

The Company obtained the control over Life & Security Holdings Co., Ltd. by acquiring 740,895 shares for ~~W~~703,736 million during the year ended December 31, 2018 in order to enhance the security business and expand residential customer base.

(*5)	The Company contributed ~~W~~15,379 million in cash during the year ended December 31, 2018.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

10.	Investments in Subsidiaries, Associates and Joint ventures, Continued

(2)	Details of investments in subsidiaries as of December 31, 2018 and 2017 are as follows, Continued:

(*6)	During the year ended December 31, 2018, the carrying amount of SK Global Healthcare Business Group Ltd. decreased due to the return of the invested funds.
(*7)

The Company acquired additional 41,157,506 shares of both common and preferred stocks, in aggregate, for ~~W~~55,249 million in cash during the year ended as of December 31, 2018 and reclassified the existing equity instruments at FVOCI to subsidiaries. Due to the reclassification, ~~W~~1,636 million of valuation gain on the equity instruments at FVOCI is reclassified to retained earnings. In addition, the Company acquired 16,666,666 shares by contributing ~~W~~5,672 million of assets, and the shares were measured at fair value. As a result of the transaction, the Company recognized ~~W~~10,997 million of gain on disposal of property and equipment and ~~W~~ 6,019 million of gain on disposal of intangible assets.

(*8)

During the year ended December 31, 2018, the Company acquired entire shares of SK Infosec Co., Ltd. through a comprehensive stock exchange transaction by transferring 1,260,668 of treasury shares to SK Holdings Co., Ltd., the ultimate controlling entity. As the transaction occurred under common control, the Company recognized the acquisition cost of the shares at the carrying amount in the consolidated financial statements of SK Holdings Co., Ltd. The difference between the value of issued treasury shares and the acquisition cost of the shares of SK Infosec Co., Ltd. was recognized in capital surplus and others.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

10.	Investments in Subsidiaries, Associates and Joint ventures, Continued

(3)	Details of investments in associates and joint ventures as of December 31, 2018 and 2017 are as follows:

(In millions of won, except for share data)
	December 31, 2018				December 31, 2017
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
Investments in associates:
SK China Company Ltd.	10,928,921	27.3	~~W~~	601,192	601,192
HappyNarae Co., Ltd.(*1)	—	—		—	12,939
Korea IT Fund(*2)	190	63.3		220,957	220,957
Wave City Development Co., Ltd.(*3)	393,460	19.1		1,532	1,532
KEB HanaCard Co., Ltd.(*3)	39,902,323	15.0		253,739	253,739
Daehan Kanggun BcN Co., Ltd.	1,675,124	29.0		353	353
NanoEnTek, Inc.(*4)	7,600,649	28.9		51,138	47,958
SK Technology Innovation Company	14,700	49.0		45,864	45,864
SK hynix Inc.	146,100,000	20.1		3,374,725	3,374,725
SK MENA Investment B.V.	9,772,686	32.1		14,485	14,485
SK Latin America Investment S.A.	9,448,937	32.1		14,243	14,243
S.M.Culture & Contents Co., Ltd.	22,033,898	23.4		65,341	65,341
12CM Japan, Inc.(*5)	3,925	28.2		7,697	—
MAKEUS Corp.(*3,5)	2,153	8.9		9,773	—
SK South East Asia Investment Pte. Ltd.(*5)	100,000,000	20.0		111,000	—
Pacific Telecom Inc.(*3,5)	1,734,109	15.0		36,487	—
HealthConnect Co., Ltd. and others(*6)	—	—		69,207	71,824

			~~W~~	4,877,733	4,725,152

Investment in joint ventures:
Finnq Co., Ltd.(*7)	4,900,000	49.0	~~W~~	24,580	24,580
12CM GLOBAL PTE. LTD.(*8)	—	—		—	10,896

				24,580	35,476

			~~W~~	4,902,313	4,760,628

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

10.	Investments in Subsidiaries, Associates and Joint ventures, Continued

(3)	Details of investments in associates and joint ventures as of December 31, 2018 and 2017 are as follows, Continued:

(*1)	During the year ended December 31, 2018, the entire investments were disposed to SK hynix Inc. Gain on disposal of investments amounting to ~~W~~15,477 million was recognized from the transaction.
(*2)	Investment in Korea IT Fund was classified as investment in associates as the Company does not have control over the investee under the contractual agreement.
(*3)

These investments were classified as investments in associates as the Company can exercise significant influence through its right to appoint the members of board of directors even though the Company has less than 20% of equity interest.

(*4)

The Company acquired convertible bond issued by NanoEnTek, Inc. for ~~W~~3,180 million and exercised the conversion right during the year ended December 31, 2018, which resulted in the change in ownership of the investee.

(*5)	These investments were newly acquired during the year ended December 31, 2018.
(*6)	Impairment loss amounting to ~~W~~12,511 million was recognized in relation to its investment in HealthConnect Co., Ltd. during the year ended December 31, 2018.
(*7)	These investments were classified as investment in joint ventures as the Company has joint control pursuant to the agreement with the other shareholders.
(*8)	During the year ended December 31, 2018, the Company disposed of the entire shares.

(4) The market value of investments in listed subsidiaries as of December 31, 2018 and 2017 are as follows:

(In millions of won, except for share data)
	December 31, 2018				December 31, 2017
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
IRIVER LIMITED	~~W~~	6,760	29,246,387	197,706	5,580	21,826,296	121,790

(5)	The market value of investments in listed associates as of December 31, 2018 and 2017 are as follows:

(In millions of won, except for share data)
	December 31, 2018				December 31, 2017
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
NanoEnTek, Inc.	~~W~~	4,235	7,600,649	32,189	5,950	6,960,445	41,415
SK hynix Inc.		60,500	146,100,000	8,839,050	76,500	146,100,000	11,176,650
S.M.Culture & Contents Co., Ltd.		2,020	22,033,898	44,508	2,700	22,033,898	59,492

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

11.	Property and Equipment

(1)	Property and equipment as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018
	Acquisition cost		Accumulated depreciation	Accumulated Impairment	Carrying amount
Land	~~W~~	544,419	—	—	544,419
Buildings		1,143,315	(606,315)	—	537,000
Structures		879,774	(524,035)	—	355,739
Machinery		23,479,250	(19,069,611)	(27,264)	4,382,375
Other		1,598,988	(981,151)	—	617,837
Construction in progress		506,120	—	—	506,120

	~~W~~	28,151,866	(21,181,112)	(27,264)	6,943,490

(In millions of won)
	December 31, 2017
	Acquisition cost		Accumulated depreciation	Carrying amount
Land	~~W~~	525,572	—	525,572
Buildings		1,117,686	(570,814)	546,872
Structures		864,776	(488,021)	376,755
Machinery		22,636,857	(17,988,526)	4,648,331
Other		1,439,163	(990,960)	448,203
Construction in progress		377,400	—	377,400

	~~W~~	26,961,454	(20,038,321)	6,923,133

(2)	Details of the changes in property and equipment for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Impairment(*)	Ending balance
Land	~~W~~	525,572	4,360	(29)	14,516	—	—	544,419
Buildings		546,872	3,636	(1,457)	25,216	(37,267)	—	537,000
Structures		376,755	9,188	(36)	5,859	(36,027)	—	355,739
Machinery		4,648,331	222,564	(52,881)	1,192,243	(1,600,618)	(27,264)	4,382,375
Other		448,203	841,425	(5,330)	(565,720)	(100,741)	—	617,837
Construction in progress		377,400	948,966	(4,622)	(815,624)	—	—	506,120

	~~W~~	6,923,133	2,030,139	(64,355)	(143,510)	(1,774,653)	(27,264)	6,943,490

(*)	The Company recognized impairment losses for obsolete assets during the year ended December 31, 2018.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

11.	Property and Equipment, Continued

(2)	Details of the changes in property and equipment for the years ended December 31, 2018 and 2017 are as follows, Continued:

(In millions of won)
	2017
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	~~W~~	506,786	4,927	(4,449)	18,308	—	525,572
Buildings		557,021	2,138	(477)	24,927	(36,737)	546,872
Structures		357,065	46,614	(74)	8,387	(35,237)	376,755
Machinery		4,781,985	213,975	(24,180)	1,330,226	(1,653,675)	4,648,331
Other		492,410	685,159	(5,853)	(614,933)	(108,580)	448,203
Construction in progress		603,272	936,669	(4,088)	(1,158,453)	—	377,400

	~~W~~	7,298,539	1,889,482	(39,121)	(391,538)	(1,834,229)	6,923,133

12.	Goodwill

Goodwill as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Goodwill related to acquisition of Shinsegi Telecom, Inc.	~~W~~	1,306,236	1,306,236

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 6.1%(6.6% in prior year) to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of (-)0.4% was applied for the cash flows expected to be incurred after five years and is not expected to exceed the Company’s long-term wireless telecommunication business growth rate. Management of the Company does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

13.	Intangible Assets

(1) Intangible assets as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018
	Acquisition cost		Accumulated amortization	Accumulated impairment	Carrying amount
Frequency usage rights	~~W~~	6,210,882	(3,070,904)	—	3,139,978
Land usage rights		47,123	(40,625)	—	6,498
Industrial rights		47,584	(32,284)	—	15,300
Development costs		—	—	—	—
Facility usage rights		54,344	(38,336)	—	16,008
Club memberships(*1)		77,767	—	(30,356)	47,411
Other(*2)		3,079,376	(2,293,707)	—	785,669

	~~W~~	9,517,076	(5,475,856)	(30,356)	4,010,864

(In millions of won)
	December 31, 2017
	Acquisition cost		Accumulated amortization	Accumulated impairment	Carrying amount
Frequency usage rights	~~W~~	4,843,955	(2,667,015)	—	2,176,940
Land usage rights		46,407	(38,549)	—	7,858
Industrial rights		51,978	(39,079)	—	12,899
Development costs		95,958	(95,958)	—	—
Facility usage rights		52,312	(35,856)	—	16,456
Club memberships(*1)		75,546	—	(30,703)	44,843
Other(*2)		2,854,375	(2,023,826)	—	830,549

	~~W~~	8,020,531	(4,900,283)	(30,703)	3,089,545

(*1)	Club memberships are classified as intangible assets with indefinite useful life and are not amortized.
(*2)

Other intangible assets primarily consist of computer software and usage rights to a research facility which the Company built and donated, and the Company is given rights-to-use for a definite number of years in return.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

13.	Intangible Assets, Continued

(2)	Details of the changes in intangible assets for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency usage rights	~~W~~	2,176,940	1,366,926	—	—	(403,888)	3,139,978
Land usage rights		7,858	2,134	(72)	406	(3,828)	6,498
Industrial rights		12,899	6,617	(716)	263	(3,763)	15,300
Facility usage rights		16,456	2,223	(39)	101	(2,733)	16,008
Club memberships		44,843	3,219	(651)	—	—	47,411
Other		830,549	73,395	(3,408)	169,757	(284,624)	785,669

	~~W~~	3,089,545	1,454,514	(4,886)	170,527	(698,836)	4,010,864

(In millions of won)
	2017
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency usage rights	~~W~~	2,580,828	—	—	—	(403,888)	2,176,940
Land usage rights		8,359	3,247	(201)	200	(3,747)	7,858
Industrial rights		13,692	2,437	(19)	—	(3,211)	12,899
Facility usage rights		16,259	2,806	(36)	129	(2,702)	16,456
Club memberships		43,984	2,969	(2,197)	87	—	44,843
Other		612,541	63,839	(4,642)	414,560	(255,749)	830,549

	~~W~~	3,275,663	75,298	(7,095)	414,976	(669,297)	3,089,545

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

13.	Intangible Assets, Continued

(3)	Research and development expenditures recognized as expense for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Research and development costs expensed as incurred	~~W~~	319,931	302,656

(4)	Details of frequency usage rights as of December 31, 2018 are as follows:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800MHz license	~~W~~	101,969	CDMA and LTE service	Jul. 2011	Jun. 2021
1.8GHz license		376,860	LTE service	Sept. 2013	Dec. 2021
2.6GHz license		971,350	LTE service	Sept. 2016	Dec. 2026
2.1GHz license		322,873	W-CDMA and LTE service	Dec. 2016	Dec. 2021
3.5GHz license(*)		1,164,243	5G service	—	Nov. 2028
28GHz license(*)		202,683	5G service	—	Nov. 2023

	~~W~~	3,139,978

(*)

The Company participated in the frequency license allocation auction hosted by Ministry of Science and Information and Communication Technology (ICT) and was assigned the 3.5GHz and 28GHz band of frequency licenses during the year ended December 31, 2018. The considerations payable for the bands of frequency are ~~W~~1,218,500 million and ~~W~~207,300 million, respectively. These bands of frequency were assigned in December 2018 to the Company and the annual payments in installment of the remaining balances will be made for the next ten and five years, respectively. The Company recognized these frequency licenses as intangible assets at the date of initial lump sum payment and starts amortization when the bands of frequency are in the condition necessary for them to be capable of operating in the manner intended by management.

14.	Borrowings and Debentures

(1)	Long-term borrowings as of December 31, 2018 and 2017 are as follows:

(In millions of won and thousands of U.S. dollars)
Lender	Annual interest rate (%)	Maturity	December 31, 2018		December 31, 2017
Export Kreditnamnden(*)	1.70	Apr. 29, 2022	~~W~~	45,007 (USD 40,253)	55,471 (USD 51,775)

Less present value discount				(613)	(954)

				44,394	54,517
Less current installments				(12,630)	(12,031)

			~~W~~	31,764	42,486

(*)	The long-term borrowings are to be repaid by installments on an annual basis from 2014 to 2022.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

14.	Borrowings and Debentures, Continued

(2) Debentures as of December 31, 2018 and 2017 are as follows:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2018		December 31, 2017
Unsecured corporate bonds	Other fund	2018	5.00	~~W~~	—	200,000
Unsecured corporate bonds	Operating fund	2021	4.22		190,000	190,000
Unsecured corporate bonds	Operating and refinancing fund	2019	3.24		170,000	170,000
Unsecured corporate bonds		2022	3.30		140,000	140,000
Unsecured corporate bonds		2032	3.45		90,000	90,000
Unsecured corporate bonds	Operating fund	2023	3.03		230,000	230,000
Unsecured corporate bonds		2033	3.22		130,000	130,000
Unsecured corporate bonds		2019	3.30		50,000	50,000
Unsecured corporate bonds		2024	3.64		150,000	150,000
Unsecured corporate bonds(*1)		2029	4.72		61,813	60,278
Unsecured corporate bonds	Refinancing fund	2019	2.53		160,000	160,000
Unsecured corporate bonds		2021	2.66		150,000	150,000
Unsecured corporate bonds		2024	2.82		190,000	190,000
Unsecured corporate bonds	Operating and refinancing fund	2022	2.40		100,000	100,000
Unsecured corporate bonds		2025	2.49		150,000	150,000
Unsecured corporate bonds		2030	2.61		50,000	50,000
Unsecured corporate bonds	Operating fund	2018	1.89		—	90,000
Unsecured corporate bonds		2025	2.66		70,000	70,000
Unsecured corporate bonds		2030	2.82		90,000	90,000
Unsecured corporate bonds	Operating and refinancing fund	2018	2.07		—	80,000
Unsecured corporate bonds		2025	2.55		100,000	100,000
Unsecured corporate bonds		2035	2.75		70,000	70,000
Unsecured corporate bonds	Operating fund	2019	1.65		70,000	70,000
Unsecured corporate bonds		2021	1.80		100,000	100,000
Unsecured corporate bonds		2026	2.08		90,000	90,000
Unsecured corporate bonds		2036	2.24		80,000	80,000
Unsecured corporate bonds		2019	1.62		50,000	50,000
Unsecured corporate bonds		2021	1.71		50,000	50,000
Unsecured corporate bonds		2026	1.97		120,000	120,000
Unsecured corporate bonds		2031	2.17		50,000	50,000
Unsecured corporate bonds	Refinancing fund	2020	1.93		60,000	60,000
Unsecured corporate bonds		2022	2.17		120,000	120,000
Unsecured corporate bonds		2027	2.55		100,000	100,000
Unsecured corporate bonds	Operating and refinancing fund	2032	2.65		90,000	90,000
Unsecured corporate bonds	Refinancing fund	2020	2.39		100,000	100,000
Unsecured corporate bonds	Operating and refinancing fund	2022	2.63		80,000	80,000
Unsecured corporate bonds	Refinancing fund	2027	2.84		100,000	100,000
Unsecured corporate bonds		2021	2.57		110,000	—
Unsecured corporate bonds		2023	2.81		100,000	—
Unsecured corporate bonds		2028	3.00		200,000	—
Unsecured corporate bonds		2038	3.02		90,000	—
Unsecured corporate bonds	Operating and refinancing fund	2021	2.10		100,000	—
Unsecured corporate bonds		2023	2.33		150,000	—
Unsecured corporate bonds		2038	2.44		50,000	—

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

14.	Borrowings and Debentures, Continued

(2)	Debentures as of December 31, 2018 and 2017 are as follows, Continued:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2018		December 31, 2017
Unsecured global bonds	Operating fund	2027	6.63		447,240 (USD 400,000)	428,560 (USD 400,000)
Unsecured global bonds		2018	2.13		—	749,980 (USD 700,000)
Unsecured global bonds		2023	3.75		559,050 (USD 500,000)	—
Floating rate notes (*2)		2020	3M LIBOR +0.88		335,430 (USD 300,000)	321,420 (USD 300,000)

					5,743,533	5,470,238
Less discounts on bonds					(20,921)	(16,374)

					5,722,612	5,453,864
Less current installments of bonds					(499,747)	(1,119,016)

				~~W~~	5,222,865	4,334,848

(*1)

The Company eliminated measurement inconsistency of accounting profit or loss between the bonds and related derivatives by designating the structured bonds as financial liabilities at fair value through profit or loss. The carrying amount of financial liabilities designated at fair value through profit or loss exceeds the principal amount required to pay at maturity by ~~W~~11,813 million as of December 31, 2018.

(*2)	As of December 31, 2018, 3M LIBOR rate is 2.80%.

15.	Long-term Payables — other

(1)	As of December 31, 2018 and 2017, details of long-term payables – other related to the acquisition of frequency usage rights are as follows (See note 13):

(In millions of won)
	December 31, 2018		December 31, 2017
Long-term payables – other	~~W~~	2,476,738	1,710,255
Present value discount on long-term payables – other		(113,772)	(79,874)
Current installments of long-term payables – other		(423,884)	(301,751)

Carrying amount at December 31	~~W~~	1,939,082	1,328,630

(2)	The repayment schedule of the principal amount of long-term payables—other as of December 31, 2018 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	425,349
1~3 years		850,699
3~5 years		444,480
More than 5 years		756,210

	~~W~~	2,476,738

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

16.	Provisions

Changes in provisions for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	For the year ended December 31, 2018						As of December 31, 2018
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non- current
Provision for installment of handset subsidy	~~W~~	3,874	—	(1,075)	(2,799)	—	—	—
Provision for restoration		56,162	4,745	(824)	(535)	59,548	47,065	12,483
Emission allowance		4,650	2,228	(1,334)	(3,306)	2,238	2,238	—

	~~W~~	64,686	6,973	(3,233)	(6,640)	61,786	49,303	12,483

(In millions of won)
	For the year ended December 31, 2017						As of December 31, 2017
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non- current
Provision for installment of handset subsidy	~~W~~	24,710	2	(8,898)	(11,940)	3,874	3,874	—
Provision for restoration		53,022	4,378	(817)	(421)	56,162	39,984	16,178
Emission allowance		2,788	4,663	(518)	(2,283)	4,650	4,650	—

	~~W~~	80,520	9,043	(10,233)	(14,644)	64,686	48,508	16,178

17.	Defined Benefit Assets

(1)	Details of defined benefit assets as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Present value of defined benefit obligations	~~W~~	332,044	278,778
Fair value of plan assets		(363,878)	(318,860)

	~~W~~	(31,834)	(40,082)

(2)	Principal actuarial assumptions as of December 31, 2018 and 2017 are as follows:

	December 31, 2018	December 31, 2017
Discount rate for defined benefit obligations	2.61%	3.06%
Expected rate of salary increase	3.88%	3.72%

Discount rate for defined benefit obligation is determined based on market yields of high-quality corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of salary increase is determined based on the Company’s historical promotion index, inflation rate and salary increase ratio.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

17.	Defined Benefit Assets, Continued

(3)	Changes in defined benefit obligations for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)	For the year ended December 31
	2018		2017
Beginning balance	~~W~~	278,778	240,289
Current service cost		41,525	39,351
Interest cost		8,956	6,715
Remeasurement
- Financial assumption		10,794	(8,366)
- Adjustment based on experience		7,941	6,178
Benefit paid		(23,601)	(18,783)
Others (*)		7,651	13,394

Ending balance	~~W~~	332,044	278,778

(*)	Others for the years ended December 31, 2018 and 2017 include the changes in liabilities due to transfers of executives among affiliates.

(4)	Changes in plan assets for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)	For the year ended December 31
	2018		2017
Beginning balance	~~W~~	318,860	265,076
Interest income		9,582	6,807
Remeasurement		(3,747)	(1,922)
Contributions		47,000	68,500
Benefit paid		(12,473)	(26,279)
Others		4,656	6,678

Ending balance	~~W~~	363,878	318,860

The Company expects to make a contribution of ~~W~~67,393 million to the defined benefit plans in 2019.

(5)

Total cost of benefit plan, which is recognized in profit and loss (included in labor in the statement of income) and capitalized into construction-in-progress for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)	For the year ended December 31
	2018		2017
Current service cost	~~W~~	41,525	39,351
Net interest income		(626)	(92)

	~~W~~	40,899	39,259

The above costs are recognized in labor, research and development, or capitalized into construction-in-progress.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

17.	Defined Benefit Assets, Continued

(6)	Details of plan assets as of December 31, 2018 and 2017 are as follows:

(In millions of won)	For the year ended December 31
	2018		2017
Equity instruments	~~W~~	1,867	9,819
Debt instruments		70,670	87,930
Short-term financial instruments, etc.		291,341	221,111

	~~W~~	363,878	318,860

(7)	As of December 31, 2018, effects on defined benefit obligations if each of significant actuarial assumptions changes within expectable and reasonable range are as follows:

(In millions of won)
	0.5% Increase		0.5% Decrease
Discount rate	~~W~~	(11,269)	11,984
Expected salary increase rate		12,066	(11,449)

The sensitivity analysis does not consider dispersion of all cash flows that are expected from the plan and provides approximate values of sensitivity for the assumptions used.

A weighted average duration of defined benefit obligations as of December 31, 2018 is 7.51 years.

18.	Derivative Instruments

(1)	Currency and interest rate swap contracts under cash flow hedge accounting as of December 31, 2018 are as follows:

(In thousands of foreign currencies)
Borrowing date	Hedging Instrument (Hedged item)	Hedged risk	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	Foreign currency risk	Morgan Stanley and four other banks	Jul. 20, 2007 ~ Jul. 20, 2027
Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk and interest rate risk	DBS bank	Mar. 7, 2013 ~ Mar. 7, 2020
Dec. 16, 2013	Fixed-to-fixed cross currency (U.S. dollar borrowing amounting to USD 40,253)	Foreign currency risk	Deutsche bank	Dec.16, 2013 ~ Apr. 29, 2022
Apr. 16, 2018	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 500,000)	Foreign currency risk	The Export-Import Bank of Korea and three other banks	Apr. 16, 2018~ Apr. 16, 2023

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

18.	Derivative Instruments, Continued

(2)	As of December 31, 2018, details of fair values of the above derivatives recorded in assets or liabilities are as follows:

(In millions of won and thousands of foreign currencies)
Hedging instrument (Hedged item)	Cash flow hedge		Held for trading	Fair value
Non-current assets:
Structured bond (face value of KRW 50,000)	~~W~~	—	10,947	10,947
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)		9,335	—	9,335
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)		6,499	—	6,499
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 500,000)		24,024	—	24,024

	~~W~~			50,805

Non-current liabilities:
Fixed-to-fixed long-term borrowings (U.S. dollar borrowing amounting to USD 40,253)	~~W~~	(1,107)	—	(1,107)

19.	Share Capital and Capital Surplus and Others

The Company’s outstanding share capital consists entirely of common shares with a par value of ~~W~~500. The number of authorized, issued and outstanding common stocks and the details of capital surplus and others as of December 31, 2018 and 2017 are as follows:

(In millions of won, except for share data)
	December 31, 2018		December 31, 2017
Number of authorized shares		220,000,000	220,000,000
Number of issued shares (*)		80,745,711	80,745,711
Share capital:
Common share	~~W~~	44,639	44,639
Capital surplus and others:
Paid-in surplus		2,915,887	2,915,887
Treasury shares (Note 20)		(1,979,475)	(2,260,626)
Hybrid bonds (Note 21)		398,759	398,518
Share option (Note 22)		1,007	414
Others		(920,854)	(682,298)

	~~W~~	415,324	371,895

(*)

In 2002 and 2003, the Company retired treasury shares with reduction of its retained earnings before appropriation. As a result, the Company’s outstanding shares have decreased without change in share capital.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

19.	Share Capital and Capital Surplus and Others, Continued

There were no changes in share capital during the years ended December 31, 2018 and 2017 and details of shares outstanding as of December 31, 2018 and 2017 are as follows:

(In shares)	2018			2017
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	80,745,711	8,875,883	71,869,828	80,745,711	10,136,551	70,609,160

20.	Treasury Shares

The Company acquired treasury shares to provide share dividends, merge with Shinsegi Telecom, Inc. and SK IMT Co, Ltd., increase shareholder value and stabilize its share prices.

Treasury	shares as of December 31, 2018 and 2017 are as follows:

(In millions of won, except for share data)
	December 31, 2018		December 31, 2017
Number of shares (*)		8,875,883	10,136,551
Acquisition cost	~~W~~	1,979,475	2,260,626

(*)	The number of treasury shares have decreased by 1,260,668 due to the comprehensive stock exchange transaction with SK Holdings Co., Ltd. (See note 10)

21.	Hybrid Bonds

The Company repaid Series 1 hybrid bonds during the year ended December 31, 2018 and issued the Series 2 hybrid bonds. Hybrid bonds classified as equity as of December 31, 2018 are as follows:

(In millions of won)
	Type	Issuance date	Maturity(*1)	Annual interest rate(%)(*2)	Amount
Series 2-1 hybrid bonds	Unsecured subordinated bearer bond	June 7, 2018	June 7, 2078	3.70	~~W~~	300,000
Series 2-2 hybrid bonds	Unsecured subordinated bearer bond	June 7, 2018	June 7, 2078	3.65		100,000
Issuance costs						(1,241)

					~~W~~	398,759

As there is no contractual obligation to deliver financial assets to the holders of hybrid bonds, the Company classified the hybrid bonds as equity. When in liquidation or bankruptcy, these hybrid bonds are senior only to common stocks.

(*1)	The Company has a right to extend the maturity without any notice or announcement.
(*2)

Annual interest rate is determined as yield rate of 5 year national bond plus premium. According to the step-up clause, additional premium of 0.25% and 0.75%, respectively, after 10 years and 25 years from the issuance date are applied.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

22.	Share option

(1)	The terms and conditions related to the grants of the share options under the share option program are as follows:

Series
	1-1	1-2	1-3	2(*)
Grant date	March 24, 2017			Feburuary 20, 2018
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares
Number of shares (in shares)	22,168	22,168	22,168	1,358
Exercise price (in won)	246,750	266,490	287,810	254,120
Exercise period	Mar. 25, 2019 ~ Mar. 24, 2022	Mar. 25, 2020 ~ Mar. 24, 2023	Mar. 25, 2021 ~ Mar. 24, 2024	Feb. 21, 2020~ Feb. 20, 2023
Vesting conditions	2 years’ service from the grant date	3 years’ service from the grant date	4 years’ service from the grant date	2 years’ service from the grant date

(*)	Parts of the grant that have not met the vesting conditions have been forfeited during the year ended December 31, 2018.
(2)	Share compensation expense recognized during the year ended December 31, 2018 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)	Share compensation expense
During the year ended December 31, 2017	~~W~~	414
During the year ended December 31, 2018		593
In subsequent periods		416

	~~W~~	1,423

(3)	The Company used binomial option pricing model in the measurement of the fair value of the share options at grant date and the inputs used in the model are as follows:

	1-1	1-2	1-3	2
Risk-free interest rate	1.86%	1.95%	2.07%	2.63%
Estimated option’s life	5 years	6 years	7 years	5 years
Share price (Closing price on the preceding day in won)	262,500	262,500	262,500	243,500
Expected volatility	13.38%	13.38%	13.38%	16.45%
Expected dividends	3.80%	3.80%	3.80%	3.70%
Exercise price (in won)	246,750	266,490	287,810	254,120
Per share fair value of the option (in won)	27,015	20,240	15,480	23,988

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

23.	Retained Earnings

(1)	Retained earnings as of December 31, 2018 and 2017 are as follows:

(In millions of won)	December 31, 2018		December 31, 2017
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for business expansion		10,531,138	10,171,138
Reserve for technology development		3,321,300	3,071,300

		13,874,758	13,264,758
Unappropriated		2,593,031	1,247,798

	~~W~~	16,467,789	14,512,556

(2)	Legal reserve

The Korean Commercial Act requires the Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

24.	Statements of Appropriation of Retained Earnings

Details	of statements of appropriation of retained earnings for the years ended December 31, 2018 and 2017 are as follows:

Date of appropriation for 2018: March 26, 2019

Date of appropriation for 2017: March 21, 2018

(In millions of won)
	2018		2017
Unappropriated retained earnings:
Unappropriated retained earnings	~~W~~	2,316	2,387
Changes in accounting policies		1,773,596	—
Remeasurement of defined benefit liabilities		(16,354)	1,746
Reclassification of valuation gain on FVOCI		(14,017)	—
Interim dividends:
2018: ~~W~~1,000 per share,
200% on par value
2017: ~~W~~1,000 per share,
200% on par value		(70,609)	(70,609)
Interest on hybrid bonds		(15,803)	(16,840)
Profit for the year		933,902	1,331,114

		2,593,031	1,247,798

Appropriation of retained earnings:
Reserve for business expansion		1,000,000	360,000
Reserve for technology development		944,000	250,000
Cash dividends:
2018: ~~W~~ 9,000 per share,
1,800% on par value
2017: ~~W~~ 9,000 per share,
1,800% on par value		646,828	635,482

		2,590,828	1,245,482

Unappropriated retained earnings to be carried over to subsequent year	~~W~~	2,203	2,316

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

26.	Reserves

(1)	Details of reserves, net of taxes, as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Valuation gain on FVOCI	~~W~~	2,047	—
Valuation gain on available-for-sale financial assets		—	148,873
Valuation loss on derivatives		(42,312)	(70,572)

	~~W~~	(40,265)	78,301

(2)	Changes in reserves for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	Valuation gain (loss) on financial assets at FVOCI		Valuation gain (loss) on available-for-sale financial assets	Valuation gain (loss) on derivatives	Total
Balance at January 1, 2017	~~W~~	—	28,963	(90,756)	(61,793)
Changes, net of taxes		—	119,910	20,184	140,094

Balance at December 31, 2017		—	148,873	(70,572)	78,301
Impact of adopting K-IFRS No.1109		90,484	(148,873)	—	(58,389)
Balance at January 1, 2018		90,484	—	(70,572)	19,912
Changes, net of taxes		(88,437)	—	28,260	(60,177)

Balance at December 31, 2018	~~W~~	2,047	—	(42,312)	(40,265)

(3)	Changes in valuation gain on financial assets at FVOCI and available-for-sale financial assets for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Balance at January 1	~~W~~	90,484	28,963
Amount recognized as other comprehensive income during the year, net of taxes		(102,454)	121,773
Amount reclassified to profit or loss, net of taxes		—	(1,863)
Amount reclassified to retained earnings, net of taxes		14,017	—

Balance at December 31	~~W~~	2,047	148,873

(4)	Changes in valuation loss on derivatives for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Balance at January 1	~~W~~	(70,572)	(90,756)
Amount recognized as other comprehensive income (loss) during the year, net of taxes		(11,658)	15,559
Amount reclassified to profit or loss, net of taxes		39,918	4,625

Balance at December 31	~~W~~	(42,312)	(70,572)

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

26.	Operating revenue

Disaggregation of operating revenues considering the economic factors that affect the amounts, timing and uncertainty of the Company’s revenue and future cash flows is as follows:

(In millions of won)
	2018		2017
Products transferred at a point in time:
Product sales	~~W~~	134,290	160,571
Services transferred over time:
Wireless service revenue(*1)		9,999,778	10,768,777
Cellular interconnection revenue		565,314	624,299
Others(*2)		1,006,257	914,388

		11,571,349	12,307,464

	~~W~~	11,705,639	12,468,035

(*1)	Wireless service revenue includes revenue from wireless voice and data transmission services principally derived through usage charges collected from the wireless subscribers.
(*2)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.

Most of the Company’s transactions are occurring in Korea as it principally operates its businesses in Korea.

27. Other Operating Expenses

Details	of other operating expenses for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Communication	~~W~~	28,374	24,835
Utilities		229,508	232,757
Taxes and dues		21,630	20,318
Repair		247,095	229,724
Research and development		319,931	302,656
Training		26,482	23,968
Bad debt for accounts receivable—trade		18,082	15,049
Other		45,599	41,986

	~~W~~	936,701	891,293

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

28.	Other Non-operating Income and Expenses

Details	of other non-operating income and expenses for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	19,906	8,146
Others		21,359	10,325

	~~W~~	41,265	18,471

Other Non-operating Expenses:
Loss on disposal of property and equipment and intangible assets	~~W~~	54,695	30,884
Donations		58,354	93,950
Bad debt for accounts receivable – other		3,008	5,288
Others		33,760	35,661

	~~W~~	149,817	165,783

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

29.	Finance Income and Costs

(1)	Details of finance income and costs for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)	2018		2017
Finance Income:
Interest income	~~W~~	42,301	53,721
Gain on sale of accounts receivable – other		25,476	18,548
Dividends		177,490	101,256
Gain on foreign currency transactions		14,666	9,275
Gain on foreign currency translations		568	7
Gain relating to financial assets at FVTPL		16,665	142
Gain on disposal of long-term investment securities		—	3,390
Gain on valuation of derivatives		1,893	1,686

	~~W~~	279,059	188,025

(In millions of won)	2018		2017
Finance Costs:
Interest expenses	~~W~~	225,224	246,327
Loss on foreign currency transactions		14,932	13,817
Loss on foreign currency translations		650	521
Loss on disposal of long-term investment securities		—	694
Loss on settlement of derivatives		12,489	10,031
Loss relating to financial assets at FVTPL		625	—
Loss relating to financial liabilities at FVTPL		1,535	678
Others		—	2,030

	~~W~~	255,455	274,098

(2)	Details of interest income included in finance income for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Interest income on cash equivalents and short-term financial instruments	~~W~~	16,220	14,747
Interest income on loans and others		26,081	38,974

	~~W~~	42,301	53,721

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

29.	Finance Income and Costs, Continued

(3)	Details of interest expenses included in finance costs for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Interest expense on borrowings	~~W~~	3,970	6,799
Interest expense on debentures		171,580	182,038
Others		49,674	57,490

	~~W~~	225,224	246,327

(4)

Finance income and costs by category of financial instruments for the years ended December 31, 2018 and 2017 are as follows. Bad debt expense (reversal of loss allowance) for accounts receivable – trade, loans and receivables are presented and explained separately in notes 6 and 34.

1)	Finance income and costs

(In millions of won)
	2018
	Finance income(*)		Finance costs
Financial Assets:
Financial assets at FVTPL	~~W~~	44,246	625
Financial assets at FVOCI		17,585	—
Financial assets at amortized cost		57,240	15,574

		119,071	16,199

Financial Liabilities:
Financial liabilities at FVTPL		—	1,535
Financial liabilities measured at amortized cost		83	225,232
Derivatives designated as hedging instrument		—	12,489

		83	239,256

	~~W~~	119,154	255,455

(*)	Finance income does not include ~~W~~159,905 million of dividends received from subsidiaries, associates and joint ventures for the year ended December 31, 2018.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

29.	Finance Income and Costs, Continued

(4)

Finance income and costs by category of financial instruments for the years ended December 31, 2018 and 2017 are as follows. Bad debt expense (reversal of loss allowance) for accounts receivable – trade, loans and receivables are presented and explained separately in notes 6 and 34, Continued.

1)	Finance income and costs, Continued

(In millions of won)
	2017
	Finance income(*)		Finance costs
Financial Assets:
Financial assets at fair value through profit or loss	~~W~~	1,827	—
Available-for-sale financial assets		15,586	2,724
Loans and receivables		72,089	14,338

		89,502	17,062

Financial Liabilities:
Financial liabilities at fair value through profit or loss		—	678
Financial liabilities measured at amortized cost		9,251	246,327
Derivatives designated as hedging instrument		—	10,031

		9,251	257,036

	~~W~~	98,753	274,098

(*)	Finance income does not include ~~W~~89,275 million of dividends received from subsidiaries, associates and joint ventures for the year ended December 31, 2017.

2)	Other comprehensive income (loss)

(In millions of won)
	2018		2017
Financial Assets:
Financial assets at FVOCI	~~W~~	(102,454)	—
Available-for-sale financial assets		—	119,910
Derivatives designated as hedging instrument		17,694	7,302

		(84,760)	127,212

Financial Liabilities:
Derivatives designated as hedging instrument		10,566	12,882

	~~W~~	(74,194)	140,094

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

29.	Finance Income and Costs, Continued

(5)	Details of impairment losses for financial assets for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Accounts receivable - trade	~~W~~	18,082	15,049
Other receivables		3,008	5,288
Available-for-sale financial assets		—	2,030

	~~W~~	21,090	22,367

30.	Income Tax Expense

(1)	Income tax expenses for the years ended December 31, 2018 and 2017 consist of the following:

(In millions of won)
	2018		2017
Current tax expense:
Current year	~~W~~	340,177	404,613
Current tax of prior years		(10,638)	(112,423)

		329,539	292,190

Deferred tax expense:
Changes in net deferred tax assets		(42,197)	(19,496)

Income tax expense	~~W~~	287,342	272,694

(2)

The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2018 and 2017 is attributable to the following:

(In millions of won)
	2018		2017
Income taxes at statutory income tax rate	~~W~~	325,480	387,660
Non-taxable income		(16,912)	(40,381)
Non-deductible expenses		9,807	29,124
Tax credit and tax reduction		(14,037)	(34,300)
Changes in unrecognized deferred taxes		4,777	42,896
Income tax refund		1,392	(99,331)
Changes in tax rate etc.		(23,165)	(12,974)

Income tax expense	~~W~~	287,342	272,694

(3)	Deferred taxes directly charged to (credited from) equity for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Valuation loss on financial assets at FVOCI		36,187	—
Valuation loss on available-for-sale financial assets	~~W~~	—	(45,331)
Valuation gain (loss) on derivatives		(10,266)	(3,103)
Remeasurement of defined benefit liabilities		6,128	1,481

	~~W~~	32,049	(46,953)

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

30.	Income Tax Expense, Continued

(4)	Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)	2018
	Beginning		Changes in Accounting Policies	Deferred tax expense (income)	Directly charged to (credited from) equity	Ending
Deferred tax assets (liabilities) related to temporary differences:
Loss allowance	~~W~~	58,004	3,501	1,430	—	62,935
Accrued interest income		(177)	—	66	—	(111)
Financial assets measured at fair value(*)		37,000	(282)	(7,335)	36,187	65,570
Investments in subsidiaries, associates and joint ventures		65,948	—	(50,043)	—	15,905
Property and equipment		(212,146)	—	65,756	—	(146,390)
Provisions		1,039	—	(1,039)	—	—
Retirement benefit obligation		6,917	—	1,666	6,128	14,711
Valuation gain on derivatives		25,872	—	14,681	(10,266)	30,287
Gain or loss on foreign currency translation		21,922	—	16	—	21,938
Incremental costs to acquire a contract		—	(632,150)	10,778	—	(621,372)
Others		26,574	—	6,221	—	32,795

	~~W~~	30,953	(628,931)	42,197	32,049	(523,732)

(*)	Financial assets measured at fair value was classified as available-for-sale financial assets before adopting K-IFRS No. 1109, Financial Instruments.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

30.	Income Tax Expense, Continued

(4)	Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2018 and 2017 are as follows, Continued:

(In millions of won)	2017
	Beginning		Deferred tax expense (income)	Directly charged to (credited from) equity	Ending
Deferred tax assets (liabilities) related to temporary differences:
Allowance for doubtful accounts	~~W~~	52,550	5,454	—	58,004
Accrued interest income		(111)	(66)	—	(177)
Available-for-sale financial assets		74,162	8,169	(45,331)	37,000
Investments in subsidiaries, associates and joint ventures		57,399	8,549	—	65,948
Property and equipment (depreciation)		(228,718)	16,572	—	(212,146)
Provisions		5,980	(4,941)	—	1,039
Retirement benefit obligation		7,759	(2,323)	1,481	6,917
Valuation gain on derivatives		28,975	—	(3,103)	25,872
Gain or loss on foreign currency translation		19,360	2,562	—	21,922
Others		41,054	(14,480)	—	26,574

	~~W~~	58,410	19,496	(46,953)	30,953

(5)	Details of temporary differences not recognized as deferred tax assets in the statements of financial position as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Loss allowance	~~W~~	77,405	77,405
Investments in subsidiaries, associates and joint ventures		1,537,141	1,211,650
Other temporary differences		51,150	83,150

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

31.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the years ended December 31, 2018 and 2017 are calculated as follows:

(In millions of won, except for share data)
	2018		2017
Profit for the year	~~W~~	933,902	1,331,114
Interest on hybrid bonds		(15,803)	(16,840)

Profit for the year on common shares		918,099	1,314,274
Weighted average number of common shares outstanding		70,622,976	70,609,160

Basic earnings per share (in won)	~~W~~	13,000	18,613

2)	The weighted average number of common shares outstanding for the years ended December 31, 2018 and 2017 are calculated as follows:

(In shares)	2018
	Issued shares	Treasury shares	Number of common shares outstanding at December 31	Weights	Weighted average number of common shares
Issued shares at January 1	80,745,711	(10,136,551)	70,609,160	365/365	70,609,160
Disposal of treasury shares	—	1,260,668	1,260,668	4/365	13,816

					70,622,976

(In shares)	2017
	Number of common shares	Weighted average number of common shares
Issued shares at January 1	80,745,711	80,745,711
Treasury shares at January 1	(10,136,551)	(10,136,551)

	70,609,160	70,609,160

(2)	Diluted earnings per share

For the years ended December 31, 2018 and 2017, diluted earnings per share are the same as basic earnings per share as there are no dilutive potential common shares.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

32.	Dividends

(1)	Details of dividends declared

Details of dividend declared for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won, except for face value and share data)
Year	Dividend type	Number of shares outstanding	Face value (in won)	Dividend ratio	Dividends
2018	Cash dividends (interim)	70,609,160	500	200%	~~W~~	70,609
	Cash dividends (year-end)	71,869,828	500	1,800%		646,828

					~~W~~	717,437

2017	Cash dividends (interim)	70,609,160	500	200%	~~W~~	70,609
	Cash dividends (year-end)	70,609,160	500	1,800%		635,482

					~~W~~	706,091

(2)	Dividends yield ratio

Dividends yield ratios for the years ended December 31, 2018 and 2017 are as follows:

(In won)
Year	Dividend type	Dividend per share	Closing price at year-end	Dividend yield ratio
2018	Cash dividends	10,000	269,500	3.71%
2017	Cash dividends	10,000	267,000	3.75%

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

33.	Categories of Financial Instruments

(1)	Financial assets by category as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives- hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	877,823	—	877,823
Financial instruments		—	—	99,382	—	99,382
Short-term investment securities		47,849	—	—	—	47,849
Long-term investment securities(*)		77,511	333,161	—	—	410,672
Accounts receivable - trade		—	—	1,354,260	—	1,354,260
Loans and other receivables		485,325	—	554,048	—	1,039,373
Derivative financial assets		10,947	—	—	39,858	50,805

	~~W~~	621,632	333,161	2,885,513	39,858	3,880,164

(*)	The Company designated ~~W~~333,161 million of equity instruments that are not held for trading as financial assets at FVOCI.

(In millions of won)
	December 31, 2017
	Financial assets at fair value through profit or loss		Available-for-sale financial assets	Loans and receivables	Derivatives- hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	880,583	—	880,583
Financial instruments		—	—	94,382	—	94,382
Short-term investment securities		—	47,383	—	—	47,383
Long-term investment securities		—	724,603	—	—	724,603
Accounts receivable - trade		—	—	1,520,209	—	1,520,209
Loans and other receivables		—	—	1,524,714	—	1,524,714
Derivative financial assets		9,054	—	—	21,554	30,608

	~~W~~	9,054	771,986	4,019,888	21,554	4,822,482

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

33.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives- hedging instrument	Total
Derivative financial liabilities	~~W~~	—	—	1,107	1,107
Borrowings		—	44,394	—	44,394
Debentures (*)		61,813	5,660,799	—	5,722,612
Accounts payable – other and others		—	5,181,029	—	5,181,029

	~~W~~	61,813	10,886,222	1,107	10,949,142

(*)

Debentures classified as financial liabilities at FVTPL as of December 31, 2018 are structured bonds, and they were designated as financial liabilities at FVTPL in order to eliminate a measurement inconsistency with the related derivatives.

(In millions of won)
	December 31, 2017
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivatives- hedging instrument	Total
Derivative financial liabilities	~~W~~	—	—	38,510	38,510
Borrowings		—	54,517	—	54,517
Debentures(*)		60,278	5,393,586	—	5,453,864
Accounts payable – other and others		—	4,116,758	—	4,116,758

	~~W~~	60,278	9,564,861	38,510	9,663,649

(*)

Debentures classified as financial liabilities at fair value through profit or loss as of December 31, 2017 are structured bonds, and they were designated as financial liabilities at fair value through profit or loss in order to eliminate a measurement inconsistency with the related derivatives.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

34.	Financial Risk Management

(1)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates and interest rates. The Company implements a risk management system to monitor and manage these specific risks.

The Company’s financial assets consist of cash and cash equivalents, financial instruments, investment securities, and accounts receivable - trade and other. Financial liabilities consist of accounts payable – other and others, borrowings, and debentures.

1)	Market risk

(i) Currency risk

The Company is exposed to currency risk mainly on exchange fluctuations on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Company.

Monetary assets and liabilities denominated in foreign currencies as of December 31, 2018 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	81,164	~~W~~	90,750	1,231,610	~~W~~	1,377,063
EUR	14,499		18,547	60		77
JPY	14,428		146	158		2
Others	—		155	—		15

		~~W~~	109,598		~~W~~	1,377,157

In addition, the Company has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (See note 18)

As of December 31, 2018, a hypothetical change in exchange rates by 10% would have increased (reduced) the Company’s income before income taxes as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	~~W~~	8,966	(8,966)
EUR		1,847	(1,847)
JPY		14	(14)
Others		14	(14)

	~~W~~	10,841	(10,841)

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

34.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii) Interest rate risk

The interest rate risk of the Company arises from borrowings, debentures, and long-term payables-other. Since the Company’s interest-bearing assets are mostly fixed-interest bearing assets, the Company’s revenue and operating cash flows from the interest-bearing assets are not influenced by the changes in market interest rates.

The Company performs various analysis of interest rate risk to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Company takes various measures such as refinancing, renewal, alternative financing and hedging.

As of December 31, 2018, floating-rate debentures amount to ~~W~~335,430 million, and the Company has entered into interest rate swaps to hedge interest rate risk related to floating-rate debentures as described in note 18. Therefore, income before income taxes for the year ended December 31, 2018 would not have been affected by the changes in interest rates of floating-rate borrowings and debentures.

As of December 31, 2018, the floating-rate long-term payables – other are ~~W~~2,476,738 million. If the interest rate increases (decreases) 1% with all other variables held constant, income before income taxes for the year ended December 31, 2018 would change by ~~W~~ 24,767 million in relation to floating-rate long-term payables—other that are exposed to interest rate risk.

2)	Credit risk

The maximum credit exposure as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Cash and cash equivalents	~~W~~	877,781	880,541
Financial instruments		99,382	94,382
Investment securities		900	900
Accounts receivable – trade		1,354,260	1,520,209
Loans and other receivables		1,039,373	1,524,714
Derivative financial assets		50,805	30,608

	~~W~~	3,422,501	4,051,354

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Company evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors. Based on such information, the Company establishes credit limits for each customer or counterparty.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

34.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk, Continued

(i) Account receivable – trade and contract assets

The Company establishes a loss allowance in respect of account receivable – trade and contract assets. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Details of changes in loss allowance during the year ended December 31, 2018 are included in note 6.

(ii) Debt investments

The credit risk arises from debt investments included in ~~W~~ 99,382 million of financial instruments, ~~W~~ 900 million of investment securities, and ~~W~~1,039,373 million of loans and other receivables. To limit the exposure to this risk, the Company transacts only with financial institutions with credit ratings that are considered to be low credit risk.

Most of the Company’s debt investments are considered to have a low risk of default and the borrower has a strong capacity to meet its contractual cash flow obligations in the near term. Thus the Company measured the loss allowance for the debt investments at an amount equal to 12-month expected credit losses.

Meanwhile, the Company monitors changes in credit risk at each reporting date. The Company recognized the loss allowance at an amount equal to lifetime expected credit losses when the credit risk on the debt investments is assumed to have increased significantly if it is more than 30 days past due.

The Company’s maximum exposure to credit risk is equal to each financial asset’s carrying amount. The gross carrying amounts of each financial asset except for the accounts receivable – trade and derivative financial assets as of December 31, 2018 are as follows:

(In millions of won)
			At amortized cost
	Financial assets at FVTPL		12-month ECL	Lifetime ECL – not credit impaired	Lifetime ECL – credit impaired
Gross carrying amount	~~W~~	486,225	633,760	32,093	79,663
Loss allowance		—	(3,305)	(9,116)	(79,663)

Carrying amount	~~W~~	486,225	630,455	22,977	—

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

34.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk, Continued

(ii) Debt investments, Continued

Changes in the loss allowance for the debt investments during the year ended December 31, 2018 are as follows:

(In millions of won)
	12-month ECL		Lifetime ECL – not credit impaired	Lifetime ECL – credit impaired	Total
December 31, 2017	~~W~~				97,547
Changes in accounting policy					99
January 1, 2018		2,997	11,905	82,744	97,646
Remeasurement of loss allowance, net		716	2,834	(542)	3,008
Transfer to lifetime ECL – not credit impaired		(408)	408	—	—
Transfer to lifetime ECL – credit impaired		—	(6,031)	6,031	—
Amounts written off		—	—	(13,089)	(13,089)
Recovery of amounts written off		—	—	4,519	4,519
December 31, 2018	~~W~~	3,305	9,116	79,663	92,084

(iii) Cash and cash equivalents

The Company has ~~W~~ 877,781 million as of December 31, 2018 (~~W~~ 880,541 million as of December 31, 2017) cash and cash equivalents with banks and financial institutions above specific credit ratings.

Impairment on cash and cash equivalents has been measured on a 12-month expected loss basis and reflects the short maturities of the exposures. The Company considered that its cash and cash equivalents have low credit risk based on the credit ratings of the counterparties assigned by external credit rating agencies.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

34.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Company maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of December 31, 2018 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 – 5 years	More than 5 years
Borrowings(*)	~~W~~	44,394	46,948	13,714	33,234	—
Debentures(*)		5,722,612	6,900,330	677,605	3,212,136	3,010,589
Accounts payable – other and others(*)		5,181,029	5,409,888	3,238,459	1,395,373	776,056

	~~W~~	10,948,035	12,357,166	3,929,778	4,640,743	3,786,645

(*)	Includes interest payables.

The Company does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

As of December 31, 2018, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 –5 years	More than 5 years
Assets	~~W~~	39,858	36,965	19,774	50,223	(33,032)
Liabilities		(1,107)	(1,150)	(132)	(1,018)	—

	~~W~~	38,751	35,815	19,642	49,205	(33,032)

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

34.	Financial Risk Management, Continued

(2)	Capital management

The Company manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Company is the same as that of the Company as of and for the year ended December 31, 2017.

The Company monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity; both are from the financial statements.

Debt-equity ratio as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Total liabilities	~~W~~	11,960,536	10,550,131
Total equity		16,887,487	15,007,391

Debt-equity ratios		70.82%	70.30%

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2018 are as follows:

(In millions of won)	December 31, 2018
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	621,632	—	544,121	77,511	621,632
Derivatives hedging instrument		39,858	—	39,858	—	39,858
FVOCI		333,161	292,399	—	40,762	333,161

	~~W~~	994,651	292,399	583,979	118,273	994,651

Financial liabilities that are measured at fair value:
FVTPL	~~W~~	61,813	—	61,813	—	61,813
Derivative financial liabilities		1,107	—	1,107	—	1,107

	~~W~~	62,920	—	62,920	—	62,920

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	44,394	—	45,229	—	45,229
Debentures		5,660,799	—	6,033,601	—	6,033,601
Long-term payables – other		2,362,966	—	2,439,593	—	2,439,593

	~~W~~	8,068,159	—	8,518,423	—	8,518,423

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

34.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2017 are as follows:

(In millions of won)	December 31, 2017
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	9,054	—	9,054	—	9,054
Derivatives-hedging instrument		21,554	—	21,554	—	21,554
Available-for-sale financial assets		636,642	586,713	47,383	2,546	636,642

	~~W~~	667,250	586,713	77,991	2,546	667,250

Financial liabilities that are measured at fair value:
FVTPL	~~W~~	60,278	—	60,278	—	60,278
Derivative financial liabilities		38,510	—	38,510	—	38,510

	~~W~~	98,788	—	98,788	—	98,788

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	54,517	—	55,131	—	55,131
Debentures		5,393,586	—	5,647,638	—	5,647,638
Long-term payables - other		1,630,381	—	1,749,132	—	1,749,132

	~~W~~	7,078,484	—	7,451,901	—	7,451,901

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Available-for-sale financial assets amounting to ~~W~~135,344 million as of December 31, 2017 are measured at cost in accordance with K-IFRS No. 1039 since they are equity instruments which do not have quoted price in an active market for the identical instruments and for which fair value cannot be reliably measured using other valuation methods.

Fair value of the financial instruments that are traded in an active market (financial assets at FVOCI) is measured based on the bid price at the end of the reporting date.

The Company uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Other financial assets are determined using the methods such as discounted cash flow and market approach. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Company performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

34.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2017 are as follows, Continued:

Interest rates used by the Company for the fair value measurement as of December 31, 2018 are as follows:

Interest rate
Derivative instruments	1.63% ~ 3.12%
Borrowings and debentures	2.17% ~ 2.21%
Long-term payables - other	2.07% ~ 2.28%

3)	There have been no transfers between Level 2 and Level 1 for year ended December 31, 2018. The changes of financial assets classified as Level 3 for the year ended December 31, 2018 are as follows:

(In millions of won)
	Balance at January 1, 2018		Impact of adopting K-IFRS No. 1109	Valuation	Acquisition	Disposal	Balance at December 31, 2018
Available-for-sale financial assets	~~W~~	2,546	(2,546)	—	—	—	—
FVTPL		—	71,139	11,945	90	(5,663)	77,511
FVOCI		—	67,804	(25,613)	900	(2,329)	40,762

	~~W~~	2,546	136,397	(13,668)	990	(7,992)	118,273

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2018 and 2017 are as follows:

(In millions of won)	December 31, 2018
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statement of financial position	Relevant financial instruments not offset	Net amount
Financial assets:
Derivatives(*)	~~W~~	1,867	—	1,867	(1,107)	760
Accounts receivable – trade and others		92,000	(92,000)	—	—	—

	~~W~~	93,867	(92,000)	1,867	(1,107)	760

Financial liabilities:
Derivatives(*)	~~W~~	1,107	—	1,107	(1,107)	—
Accounts payable – other and others		92,324	(92,000)	324	—	324

	~~W~~	93,431	(92,000)	1,431	(1,107)	324

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

34.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement, Continued

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2018 and 2017 are as follows, Continued:

(In millions of won)	December 31, 2017
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statement of financial position	Relevant financial instruments not offset	Net amount
Financial assets:
Derivatives(*)	~~W~~	26,297	—	26,297	(19,781)	6,516
Accounts receivable – trade and others		88,901	(88,301)	600	—	600

	~~W~~	115,198	(88,301)	26,897	(19,781)	7,116

Financial liabilities:
Derivatives(*)	~~W~~	19,781	—	19,781	(19,781)	—
Accounts payable – other and others		88,301	(88,301)	—	—	—

	~~W~~	108,082	(88,301)	19,781	(19,781)	—

(*)	The balance represents the net amount under the standard terms and conditions of International Swap and Derivatives Association.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

35.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Holdings Co., Ltd.
Subsidiaries	SK Planet Co., Ltd. and 43 others(*)
Joint ventures	Dogus Planet, Inc. and 2 others
Associates	SK Hynix Inc. and 41 others
Others	The Ultimate Controlling Entity’s other subsidiaries and associates, etc.

(*)	As of December 31, 2018, subsidiaries of the Company are as follows:

Company		Ownership percentage(%)(*1)	Types of business
Subsidiaries owned by the Company	SK Telink Co., Ltd.	100.0	Telecommunication and Mobile Virtual Network Operator service
	SK Communications Co., Ltd.	100.0	Internet website services
	SK Broadband Co., Ltd.	100.0	Telecommunication services
	PS&Marketing Corporation	100.0	Communications device retail business
	SERVICE ACE Co., Ltd.	100.0	Customer center management service
	SERVICE TOP Co., Ltd.	100.0	Customer center management service
	Network O&S Co., Ltd.	100.0	Base station maintenance service
	SK Telecom China Holdings Co., Ltd.	100.0	Investment(Holdings company)
	SK Global Healthcare Business Group., Ltd.	100.0	Investment
	YTK Investment Ltd.	100.0	Investment
	Atlas Investment	100.0	Investment
	SKT Americas, Inc.	100.0	Information gathering and consulting
	One Store Co., Ltd.	65.5	Telecommunication services
	SK Planet Co., Ltd.(*2,3)	98.7	Telecommunication services
	Eleven Street Co., Ltd.(*2)	80.3	Telecommunication services
	IRIVER LIMITED	52.6	Manufacturing of media and audio equipment
	SK Infosec Co., Ltd. (*8)	100.0	System software development and supply
	Life & Security Holdings Co., Ltd.(*8)	55.0	Investment(Holdings company)
	Quantum Innovation Fund I(*8)	59.9	Investment
	SK Telecom Japan Inc.(*4)	100.0	Investment
	id Quantique SA(*5)	65.6	Quantum information and communications service
Subsidiaries owned by SK Planet Co., Ltd.	SK m&service Co.,Ltd.	100.0	Database and internet website service
	SK Planet Japan, K. K.	79.5	Digital contents sourcing service
	SKP GLOBAL HOLDINGS PTE. LTD.	100.0	Investment(Holdings company)
	SKP America LLC.	100.0	Digital contents sourcing service
	shopkick Management Company, Inc.	100.0	Investment
	shopkick, Inc.	100.0	Reward points-based in-store shopping application development
	K-net Culture and Contents Venture Fund	59.0	Capital investing in startups
Subsidiaries owned by IRIVER LIMITED	iriver Enterprise Ltd.	100.0	Management of Chinese subsidiaries
	iriver Inc.	100.0	Sales and marketing in North America
	iriver China Co., Ltd.	100.0	Sales and manufacturing of MP3 and 4 in China
	Dongguan iriver Electronics Co., Ltd.	100.0	Sales and Manufacturing of e-book devices in China
	groovers Japan Co., Ltd.	100.0	Digital music contents sourcing and distribution service
	LIFE DESIGN COMPANY Inc. (formerly, S.M. LIFE DESIGN COMPANY JAPAN INC.)	100.0	Selling of goods in Japan
	groovers Inc.(*6)	100.0	Selling of contents and mastering quality sound album

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

35.	Transactions with Related Parties, Continued

(1)	List of related parties, Continued

Company		Ownership percentage(%)(*1)	Types of business
Subsidiaries owned by Life & Security Holdings Co., Ltd.	ADT CAPS Co., Ltd.(*9)	100.0	Security system service
	CAPSTEC Co., Ltd.	100.0	Security service
	ADT SECURITY Co., Ltd.	100.0	Sales and trade of anti-theft devices and surveillance devices
Subsidiaries owned by SK Telink Co., Ltd.	SK TELINK VIETNAM Co., Ltd.(*7)	100.0	Communications device retail business
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	100.0	Operation of information and communication facility
	SK stoa Co., Ltd.	100.0	Other telecommunication retail business
Subsidiaries owned by id Quantique SA	Id Quantique LLC	100.0	Quantum information and communications service
Others(*10)	SK Telecom Innovation Fund, L.P	100.0	Investment
	SK Telecom China Fund I L.P.	100.0	Investment

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Company or subsidiaries of the Company.
(*2)	Eleven Street Co., Ltd. was spun off from SK Planet Co., Ltd. during the year ended December 31, 2018.
(*3)	SK techx Co., Ltd. was merged into SK Planet Co., Ltd. during the year ended December 31, 2018.
(*4)	SK Telecom Japan Inc. was established during the year ended December 31, 2018.
(*5)

The Company additionally acquired shares of id Quantique SA during the year ended December 31, 2018 and reclassified the investee from equity investment measured at fair value to investment in subsidiaries.

(*6)	groovers Inc. became one of the subsidiaries of IRIVER LIMITED as a result of the acquisition of additional ownership interests during the year ended December 31, 2018.
(*7)	SK TELINK VIETNAM Co., Ltd. was established by SK Telink Co., Ltd. during the year ended December 31, 2018.
(*8)	SK Infosec Co., Ltd., Life & Security Holdings Co., Ltd., and Quantum Innovation Fund I were newly acquired during the year ended December 31, 2018.
(*9)	NSOK Co., Ltd. was merged into ADT CAPS Co., Ltd. during the year ended December 31, 2018.
(*10)	Others are owned by Atlas Investment and another subsidiary of the Company.

As of December 31, 2018, the Company is included in SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act. All of the other entities included in SK Group are considered related parties of the Company.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

35.	Transactions with Related Parties, Continued

(2)	Compensation for the key management

The Company considers registered directors (3 executive and 5 non-executive directors) who have substantial role and responsibility in planning, operations, and relevant controls of the business as key management. The compensation given to such key management for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Salaries	~~W~~	4,488	2,169
Defined benefits plan expenses		920	258
Share option		548	414

	~~W~~	5,956	2,841

Compensation for the key management includes salaries, non-monetary salaries, and retirement benefits made in relation to the pension plan and compensation expenses related to share options granted.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

35.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)		2018
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Collection of loans
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*1)	~~W~~	10,396	509,349	72,756	—

Subsidiaries	SK Broadband Co., Ltd.		120,312	561,672	58,157	—
	PS&Marketing Corporation(*2)		11,701	1,503,532	883	—
	Network O&S Co., Ltd.		4,331	216,305	48,643	—
	SK Planet Co., Ltd.		20,750	48,622	18,646	—
	SK Telink Co., Ltd.		55,490	22,875	—	—
	SERVICE ACE Co., Ltd.		7,739	130,313	—	—
	SERVICE TOP Co., Ltd.		8,359	155,577	—	—
	Eleven Street Co., Ltd.		8,246	6,870	—	—
	SK techx Co., Ltd. (*3)		3,373	96,258	11,064	—
	Others (*4)		76,878	80,992	24,761	—

			317,179	2,823,016	162,154	—

Associates	F&U Credit information Co., Ltd.		1,589	46,300	—	—
	HappyNarae Co., Ltd. (*5)		106	14,465	78,267	—
	SK hynix Inc.(*6)		175,029	313	—	—
	KEB HanaCard Co., Ltd.		15,046	15,387	—	—
	Others(*7)		4,910	30,844	1,202	204

			196,680	107,309	79,469	204

Other	SK Engineering & Construction Co., Ltd.		3,167	224	8,700	—
	SK Innovation Co., Ltd.		8,995	996	—	—
	SK Networks Co., Ltd.		14,069	15,020	435	—
	SK Networks service Co., Ltd.		650	48,618	3,948	—
	SK Telesys Co., Ltd.		181	885	72,942	—
	SK TNS Co., Ltd.		100	13,280	359,837	—
	SK energy Co., Ltd.		2,814	227	—	—
	SKC Infra Service Co., Ltd.		44	9,869	3,648	—
	SK ENS Co., Ltd.		1,604	121	—	—
	Others		10,289	5,356	—	—

			41,913	94,596	449,510	—

		~~W~~	566,168	3,534,270	763,889	204

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

35.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2018 and 2017 are as follows, Continued:

(*1)	Operating expenses and others include ~~W~~203,635 million of dividends paid by the Company.
(*2)	Operating expenses and others include ~~W~~889,352 million paid to PS&Marketing Corporation relating to purchase of accounts receivables resulting from sale of handsets.
(*3)	Transactions with SK techx Co., Ltd occurred before merger with SK Planet Co., Ltd.
(*4)	Operating revenue and others include ~~W~~10,090 million of dividends received from SK Global Healthcare Business Group Ltd. and ~~W~~39,679 million of investment return.
(*5)	Transactions with HappyNarae Co., Ltd. occured before disposal.
(*6)	Operating revenue and others include ~~W~~146,100 million of dividends received.
(*7)	Operating revenue and others include ~~W~~3,715 million of dividends received from Korea IT Fund and UniSK.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

35.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2018 and 2017 are as follows, Continued:

(In millions of won)		2017
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Collection of loans
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*1)	~~W~~	12,075	498,815	126,996	—

Subsidiaries	SK Broadband Co., Ltd.		116,763	543,626	92,860	—
	PS&Marketing Corporation(*2)		12,947	1,614,910	945	—
	Network O&S Co., Ltd.		5,184	203,475	52,347	—
	SK Planet Co., Ltd.		28,879	34,182	255	—
	SK Telink Co., Ltd.		61,963	19,384	27	—
	SERVICE ACE Co., Ltd.		7,947	130,202	—	—
	SERVICE TOP Co., Ltd.		8,446	141,170	—	—
	SK techx Co., Ltd.		6,102	183,437	6,250	—
	Others		27,873	44,810	3,302	—

			276,104	2,915,196	155,986	—

Associates	F&U Credit information Co., Ltd.		2,301	43,189	153	—
	HappyNarae Co., Ltd.		55	14,028	60,014	—
	SK hynix Inc.(*3)		119,080	251	—	—
	KEB HanaCard Co., Ltd.		17,873	15,045	—	—
	Others(*4)		4,330	31,606	151	204

			143,639	104,119	60,318	204

Other	SK Engineering & Construction Co., Ltd.		4,370	204	—	—
	SK Innovation Co., Ltd.		6,700	950	—	—
	SK Networks Co., Ltd.		15,843	15,934	671	—
	SK Networks service Co., Ltd.		344	50,658	4,686	—
	SK Telesys Co., Ltd.		238	1,455	83,407	—
	SK TNS Co., Ltd.		98	33,204	373,176	—
	Others		17,754	48,845	10,891	—

			45,347	151,250	472,831	—

Total		~~W~~	477,165	3,669,380	816,131	204

(*1)	Operating expenses and others include ~~W~~203,635 million of dividends paid by the Company.
(*2)	Operating expenses and others include ~~W~~922,068 million paid to PS&Marketing Corporation relating to purchase of accounts receivables resulting from sale of handsets.
(*3)	Operating revenue and others include ~~W~~87,660 million of dividends received.
(*4)	Operating revenue and others include ~~W~~1,403 million of dividends received from Korea IT Fund.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

35.	Transactions with Related Parties, Continue

(4)	Account balances with related parties as of December 31, 2018 and 2017 are as follows:

(In millions of won)		December 31, 2018
		Receivables			Payables
Scope	Company	Loans		Accounts receivable- trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Holdings Co., Ltd.	~~W~~	—	2,119	88,103

Subsidiaries	SK Broadband Co., Ltd.		—	7,637	69,069
	PS&Marketing Corporation		—	250	82,034
	Network O&S Co., Ltd.		—	35	42,683
	SK Planet Co., Ltd.		—	1,003	45,268
	SK Telink Co., Ltd.		—	8,353	4,629
	SERVICE ACE Co., Ltd.		—	123	24,629
	SERVICE TOP Co., Ltd.		—	138	30,771
	Eleven Street Co., Ltd.		—	2,086	3,141
	One Store Co., Ltd.		—	1,178	27,164
	SK m&service Co., Ltd.		—	3,366	5,894
	Others		—	401	28,776

			—	24,570	364,058

Associates	F&U Credit information Co., Ltd.		—	92	5,725
	SK hynix Inc.		—	12,840	89
	Wave City Development Co., Ltd.		—	37,263	—
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	—	—
	KEB HanaCard Co., Ltd.		—	541	11,311
	Others		407	111	1,762

			22,554	50,847	18,887

Other	SK Engineering and Construction Co., Ltd.		—	441	760
	SK Innovation Co., Ltd.		—	2,297	798
	SK Networks Co., Ltd.		—	1,226	327
	SK Networks Services Co., Ltd.		—	11	7,849
	SK Telesys Co., Ltd.		—	19	4,163
	SK TNS Co., Ltd.		—	—	78,421
	SK Energy Co., Ltd		—	790	102
	Others		—	1,732	4,591

			—	6,516	97,011

Total		~~W~~	22,554	84,052	568,059

(*)	As of December 31, 2018, the Company recognized the entire balance of loans to Daehan Kanggun BcN Co., Ltd. as loss allowances.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

35.	Transactions with Related Parties, Continue

(4)	Account balances with related parties as of December 31, 2018 and 2017 are as follows, Continued:

(In millions of won)		December 31, 2017
		Receivables			Payables
Scope	Company	Loans		Accounts receivable- trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Holdings Co., Ltd.	~~W~~	—	1,819	82,456

Subsidiaries	SK Broadband Co., Ltd.		—	12,458	117,262
	PS&Marketing Corporation		—	335	116,333
	Network O&S Co., Ltd.		—	611	52,507
	SK Planet Co., Ltd.		—	4,232	14,487
	SK Telink Co., Ltd.		—	8,626	4,119
	SERVICE ACE Co., Ltd.		—	252	24,432
	SERVICE TOP Co., Ltd.		—	136	26,625
	SK techx Co., Ltd.		—	1,273	22,722
	One Store Co., Ltd.		—	226	23,210
	SK m&service Co.,Ltd.		—	5,967	6,096
	Others		—	2,059	17,860

			—	36,175	425,653

Associates	HappyNarae Co., Ltd.		—	8	1,305
	SK hynix Inc.		—	2,803	94
	Wave City Development Co., Ltd.		—	38,412	—
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	—	—
	KEB HanaCard Co., Ltd.		—	1,427	11,080
	S.M. Culture & Contents Co.,Ltd.		—	77	4,559
	Others		611	1,928	2,443

			22,758	44,655	19,481

Other	SK Engineering and Construction Co., Ltd.		—	1,413	69
	SK Networks Co., Ltd.		—	2,279	1,469
	SK Networks Services Co., Ltd.		—	14	8,646
	SK Telesys Co., Ltd.		—	26	397
	SK Innovation Co., Ltd.		—	2,530	564
	SK TNS Co., Ltd.		—	—	133,220
	Others		—	1,884	14,016

			—	8,146	158,381

Total		~~W~~	22,758	90,795	685,971

(*)	The Company has recognized loss allowance on the entire balance of loans to Daehan Kanggun BcN Co., Ltd as of December 31, 2017.

(5)	There were additional investments and disposal transactions in subsidiaries, associates and joint ventures during the years ended December 31, 2018 and 2017 as presented in note 10.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

36.     Sale and Leaseback

For the year ended December 31, 2012, the Company disposed a portion of its property and equipment and investment property, and entered into lease agreements with respect to those assets. These sale and leaseback transactions were accounted as operating leases.

The Company recognized lease payment of ~~W~~15,340 million and ~~W~~15,087 million, respectively, in relation to the operating lease agreements and lease revenue of ~~W~~10,189 million and ~~W~~10,183 million, respectively, in relation to sublease agreements for the year ended December 31, 2018 and 2017. Future lease payments and revenue from the operating lease agreements and sublease agreements are as follows:

(In millions of won)	Minimum lease payments		Revenue
Less than 1 year	~~W~~	16,159	10,202
1~5 years		40,733	21,943

	~~W~~	56,892	32,145

37.	Commitments and Contingencies

(1)	Accounts receivables from sale of handsets

The sales agents of the Company sell handsets to the Company’s subscribers on an installment basis. During the year ended December 31, 2018, the Company entered into comprehensive agreements to purchase accounts receivables from handset sales with retail stores and authorized dealers, and to transfer the accounts receivables from handset sales to special purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivables from sale of handsets amounting to ~~W~~612,779 million as of December 31, 2018 which the Company purchased according to the relevant comprehensive agreement are recognized as accounts receivable – other and long-term accounts receivable – other.

(2)	Legal claims and litigations

As of December 31, 2018, the Company is involved in various legal claims and litigation. Provision recognized in relation to these claims and litigation is immaterial. In connection with those legal claims and litigation for which no provision was recognized, management does not believe the Company has a present obligation, nor is it expected any of these claims or litigation will have a significant impact on the Company’s financial position or operating results in the event an outflow of resources is ultimately necessary.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

38.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)	2018		2017
Gain on foreign currency translations	~~W~~	(568)	(7)
Interest income		(42,301)	(53,721)
Dividends		(177,490)	(101,256)
Gain relating to financial assets at FVTPL		(16,665)	(142)
Gain on disposal of long-term investment securities		—	(3,390)
Gain on disposal of property and equipment and intangible assets		(19,906)	(8,146)
Gain on valuation of derivatives		(1,893)	(1,686)
Gain on sale of accounts receivable - other		(25,476)	(18,548)
Loss on foreign currency translations		650	521
Bad debt for accounts receivable - trade		18,082	15,049
Bad debt for accounts receivable - other		3,008	5,288
Loss on disposal of long-term investment securities		—	694
Loss relating to financial assets at FVTPL		625	—
Other finance costs		—	2,030
Depreciation and amortization		2,473,489	2,503,526
Loss on disposal of property and equipment and intangible assets		54,695	30,884
Impairment loss on property and equipment and intangible assets		27,264	—
Interest expenses		225,224	246,327
Loss relating to financial liabilities at FVTPL		1,535	678
Loss on settlement of derivatives		12,489	10,031
Gain (loss) relating to investments in subsidiaries and associates		1,302	(139,484)
Retirement benefit expenses		40,899	39,259
Share option		593	414
Income tax expense		287,342	272,694
Other expenses		734	3,224

	~~W~~	2,863,632	2,804,239

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

38.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)	2018		2017
Accounts receivable – trade	~~W~~	135,190	59,143
Accounts receivable – other		508,904	(217,390)
Advance payments		7,167	12,781
Prepaid expenses		144,274	(13,132)
Inventories		6,961	1,202
Long-term accounts receivable – other		11,065	(137,979)
Long-term prepaid expenses		(83,263)	2,749
Guarantee deposits		(5,692)	5,534
Contract assets		(1,689)	—
Long-term contract assets		(5,842)	—
Accounts payable – other		(178,384)	98,925
Advanced receipts		—	4,695
Withholdings		132,487	(124,591)
Deposits received		116	(5,536)
Accrued expenses		(109,331)	87,224
Unearned revenue		—	6,990
Provisions		(3,874)	(16,066)
Long-term provisions		—	(1,244)
Plan assets		(34,527)	(42,221)
Retirement benefit payment		(23,601)	(18,783)
Contract liabilities		9,063	—
Long-term contract liabilities		1,325	—
Others		30	3,863

	~~W~~	510,379	(293,836)

(3)	Significant non-cash transactions for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)	2018 2017
Increase in accounts payable – other relating to the acquisition of property and equipment and intangible assets	~~W~~	1,147,331	18,848
Investment in subsidiary from comprehensive stock exchange		44,077	—

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

38.	Statements of Cash Flows, Continued

(4) Reconciliation of liabilities arising from financing activities for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)	2018
	January 1, 2018		Cash flows	Non-cash transactions			December 31, 2018
				Exchange rate changes	Fair value changes	Other changes
Total liabilities from financing activities:
Long-term borrowings	~~W~~	54,517	(12,770)	2,281	—	366	44,394
Debentures		5,453,864	209,796	52,880	1,535	4,537	5,722,612
Long-term payables – other		1,630,381	(302,867)	—	—	1,035,452	2,362,966
Derivative financial liabilities		38,510	(27,097)	13,595	(9,612)	(14,289)	1,107
Derivative financial assets		(30,608)	(2,000)	2,000	(20,197)	—	(50,805)

	~~W~~	7,146,664	(134,938)	70,756	(28,274)	1,026,066	8,080,274
Other cash flows from financing activities:
Payments of cash dividends	~~W~~		(706,091)
Issuance of hybrid bonds			398,759
Repayment of hybrid bonds			(400,000)
Payments of interest on hybrid bonds			(15,803)

			(723,135)

	~~W~~		(858,073)

(In millions of won)	2017
	January 1, 2017		Cash flows	Non-cash transactions			December 31, 2017
				Exchange rate changes	Fair value changes	Other changes
Total liabilities from financing activities:
Long-term borrowings	~~W~~	74,907	(13,002)	(7,898)	—	510	54,517
Debentures		5,606,444	44,595	(204,424)	—	7,249	5,453,864
Long-term payables – other		1,904,716	(302,867)	—	—	28,532	1,630,381
Derivative financial liabilities		86,950	(105,269)	13,281	38,510	5,038	38,510
Derivative financial assets		(176,465)	188	922	144,065	682	(30,608)

	~~W~~	7,496,552	(376,355)	(198,119)	182,575	42,011	7,146,664
Other cash flows from financing activities:
Payments of cash dividends	~~W~~		(706,091)
Payments of interest on hybrid bonds			(16,840)

			(722,931)

	~~W~~		(1,099,286)

Independent Accountants’ Review Report on Internal Accounting Control System

English translation of a Report Originally Issued in Korean

To the Representative Director of

SK Telecom Co., Ltd.

We have reviewed the accompanying Report on the Operations of Internal Accounting Control System (“IACS”) of SK Telecom Co., Ltd. (the “Company”) As of December 31, 2018. The Company’s management is responsible for designing and maintaining effective IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review management’s assessment and issue a report based on our review. In the accompanying report of management’s assessment of IACS, the Company’s management stated: “Based on the assessment on the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2018, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.”

We conducted our review in accordance with IACS Review Standards, issued by the Korean Institute of Certified Public Accountants. Those Standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether Report on the Operations of Internal Accounting Control System is free of material misstatement. Our review consists principally of obtaining an understanding of the Company’s IACS, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances. We have not performed an audit and, accordingly, we do not express an audit opinion.

A company’s IACS is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, however, IACS may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that Report on the Operations of Internal Accounting Control System as of December 31, 2018 is not prepared, in all material respects, in accordance with IACS Framework issued by the Internal Accounting Control System Operation Committee.

This report applies to the Company’s IACS in existence as of December 31, 2018. We did not review the Company’s IACS subsequent to December 31, 2018. This report has been prepared for Korean regulatory purposes, pursuant to the External Audit Law, and may not be appropriate for other purposes or for other users.

February 28, 2019

Report on the Operation of Internal Accounting Control System (“IACS”)

English translation of a Report Originally Issued in Korean

To Shareholders, the Board of Directors and Audit Committee of

SK Telecom Co., Ltd.

We, as the Chief Executive Officer (“CEO”) and Internal Accounting Control Officer (“IACO”) of SK Telecom Co., Ltd. (“the Company”), assessed the status of the design and operation of the Company’s IACS as of December 31, 2018.

The Company’s management including the CEO and IACO is responsible for designing and operating IACS. We, as the CEO and IACO, assessed whether the IACS has been appropriately designed and is effectively operating to prevent and detect error or fraud which may cause material misstatement of the financial statements, for the purpose of preparing and disclosing reliable financial statements reporting.

We, as the CEO and IACO, applied the IACS Framework established by the Korea Listed Companies Association for the assessment of design and operation of the IACS.

Based on the assessment of the CEO and IACS, the Company’s IACS has been appropriately designed and is operating effectively as of December 31, 2018, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.

We hereby confirm that (1) this report is not falsely made; (2) this report includes all information that should be presented; (3) The contents of this report do not include any matters that might cause serious misunderstanding and (4) we have reviewed the contents of this report with sufficient caution.

January 29, 2019

/s/ Internal Accounting Control Officer

/s/ Chief Executive Officer

SK TELECOM CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2018 and 2017

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders of

SK Telecom Co., Ltd.:

Opinion

We have audited the accompanying consolidated financial statements of SK Telecom Co., Ltd. and its subsidiaries (the “Group”) which comprise the consolidated statements of financial position as of December 31, 2018 and 2017, and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and notes to the financial statements, comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2018 and 2017, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements as of and for the year ended December 31, 2018. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

1. Accuracy of Revenue

As described in notes 3 and 4 of the consolidated financial statements, the Group has initially adopted K-IFRS No.1115, Revenue from Contracts with Customers (“K-IFRS No. 1115”), from January 1, 2018 and the Group has taken an exemption not to restate the consolidated financial statements as of and for the year ended December 31, 2017, presented for comparative purposes, in accordance with transition requirements of the standards. The financial impacts of adopting K-IFRS No. 1115 are discussed in note 3. The Group’s consolidated revenue is primarily related to the Group’s cellular and fixed-line telecommunications segments.

The Group’s revenue recognition is based on data from complex information technology systems as the Group provides a variety of telecommunications services at various rate plans to numerous subscribers which involves high volume of transactions with subscribers. In addition, the effect of changes in accounting policies upon the adoption of K-IFRS No. 1115 is significant to the consolidated financial statements. Such changes include the changes in the amount of revenue recognition related to the allocation of considerations for each performance obligation when the Group provides wireless telecommunications services and sells wireless handset to a same subscriber. The determination of stand-alone selling prices involving complex judgments applied by management. Therefore, we have identified the accuracy of revenue recognition in the Group’s cellular and fixed-line telecommunications segments as a key audit matter due to the complexity of IT systems involved and management judgments involved in the application of the new revenue recognition standard.

The primary procedures we performed to address this key audit matter included:

•

Testing certain internal controls relating to the Group’s revenue recognition process, including evaluation of the environment of the IT systems supporting the accounting for revenue, including data records, rating and invoicing systems.

•	Testing the reconciliation of the Group’s revenue among rating system, billing system and the general ledger.

•

Inspecting a sample of contracts with subscribers to assess the Group’s revenue recognition policies upon initial adoption of K-IFRS No. 1115 based on the terms and conditions as set out in the contracts, with reference to the requirements of the relevant accounting standards.

•

Assessing whether the Group’s determination of accounting treatments for bundled transactions for wireless telecommunication services and sales of wireless handsets are made in accordance with relevant accounting standards.

•	Testing the accuracy of the stand-alone selling price by comparing to the published rates for each wireless handset and wireless telecommunications services on a sample basis.

•	Testing the accuracy of the allocation of considerations to revenues from the Group’s wireless telecommunications services and sale of wireless handsets by performing recalculation.

•	Testing the mathematical accuracy of the cumulative effect of initially applying K-IFRS No. 1115 in relation to multiple performance obligations as of January 1, 2018 by performing recalculation.

2. Recognition of Incremental Costs of Obtaining a Contract

As described in notes 3 and 8 of the consolidated financial statements, the Group incurs costs, such as commissions to retails stores and authorized dealers based on the number of subscribers retained and newly obtained. Costs that would not have been paid if there had been no binding new or renewed contracts with subscribers are capitalized and amortized over the estimated service periods. As of December 31, 2018, capitalized costs to obtain contracts amount to ~~W~~2,377,599 million.

Determination of whether certain costs of obtaining a contract could be capitalized as well as the amortization period involves a number of key judgments made by the Group and the incremental costs of obtaining contracts are significant in the Group’s consolidated financial statements. Therefore we have identified the recognition of incremental costs of obtaining contracts as a key audit matter.

The primary procedures we performed to address this key audit matter included:

•	Testing certain controls relating to the Group’s process to account for incremental costs of obtaining contracts.

•

Obtaining an understanding of the marketing programs communicated to retail stores and authorized dealers and assessing the Group’s determination of whether the costs should be capitalized with reference to the requirements of the relevant accounting standards. In addition, on a sample basis, we also compared the capitalized costs with payments to retail stores and authorized dealers.

•

Testing the mathematical accuracy of the cumulative effect of initially applying K-IFRS No. 1115 in relation to the incremental costs of obtaining contracts as of January 1, 2018 by performing recalculation.

•

Assessing the estimated service periods that are used in amortizing the capitalized incremental costs of obtaining contracts by testing the completeness and accuracy of data used in the analysis, and by comparing the data used in estimating the estimated service periods with the Group’s historical subscriber churn rates and publicly available statistical data.

3. Assessment of Goodwill Impairment

As described in note 4 of the consolidated financial statements, the Group performs impairment test for goodwill at least annually by comparing the recoverable amount and the carrying amount of a cash generating unit (“CGU”) to which goodwill is allocated. The amount of goodwill that is allocated to the CGUs in cellular and fixed-line segments is ~~W~~1,664,679 million as of December 31, 2018.

In carrying out the impairment assessment of goodwill, management determined the recoverable amount based on the value-in-use (“VIU”). Determining the VIU of the above CGUs involves significant judgments in estimating the expected future cash flows including the estimates of revenue, operating expense, perpetual growth rate, and discount rate for each CGU. Considering the significant degree of the judgment in estimating the VIU of the cellular and fixed-line telecommunication CGUs and the potential impact of the impairment on the Group’s consolidated financial statements, we identified the assessment of goodwill impairment as a key audit matter.

The primary procedures we performed to address this key audit matter included:

•	Testing certain internal controls over the Group’s process to estimate value-in-use.

•

Engaging our internal valuation specialists to assist us in evaluating the key assumptions used to determine the VIU for each CGU which included the estimated revenue, operating expenses and perpetual growth rate by comparison with the financial budgets approved by the management, historical performance and industry reports and in assessing the appropriateness of discount rate used by comparison with our expectation based on market data.

•

Performing sensitivity analysis for both the discount rates and perpetual growth rates applied the discounted cash flow forecasts to assess the impact of changes in these key assumptions on the conclusion reached in management’s impairment assessment.

•	Comparing the cash flow forecasts prepared in prior year with the actual results to assess the Group’s ability to accurately forecast.

4. Acquisition of Life & Security Holdings Co., Ltd.

As described in note 12 to the consolidated financial statements, during 2018, the Group obtained control of Life & Security Holdings Co., Ltd. (“LSH”) for ~~W~~696,665 million in cash. In connection with the acquisition of LSH, the fair value of identifiable intangible assets recognized amounted to ~~W~~1,019,503 million.

K-IFRS No. 1103 requires the Group, the acquirer, to recognize the acquiree’s identifiable assets, including intangible assets not previously recognized, and liabilities assumed at their fair value as of the acquisition date. Determining the fair value of the identifiable intangible assets requires management’s significant judgments in determining the valuation methodologies and estimating the expected future cash flows including the estimates of revenue, attrition rate, royalty rate, operating expense, perpetual growth rate, and discount rate. Considering the significant degree of the judgment in measuring the fair value of identifiable net assets, we identified the identification of intangible assets and measurement of their fair value for intangible assets recognized in the acquisition of LSH as a key audit matter.

The primary procedures we performed to address this key audit matter included:

•

Engaging our internal valuation specialists to assist us in assessing the valuation methodologies adopted by the Group with reference to industry standards and the requirements of the relevant accounting standards.

•

Engaging our internal valuation specialists to evaluate the discount rate applied by comparison with our expectation based on market data and the key assumptions used in estimating future cash flows, which included the estimated revenue, operating expenses, and perpetual growth rate by comparing with the financial budgets approved by the acquiree’s management, historical performance and industry reports.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements as of and for the year ended December 31, 2018 and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditors’ report is Sang Hyun Han.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

February 28, 2019

This report is effective as of February 28, 2019, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2018 and 2017

(In millions of won)	Note	December 31, 2018		December 31, 2017
Assets
Current Assets:
Cash and cash equivalents	3,36,37	~~W~~	1,506,699	1,457,735
Short-term financial instruments	3,6,36,37,39		1,045,676	616,780
Short-term investment securities	3,11,36,37		195,080	144,386
Accounts receivable – trade, net	3,7,36,37,38		2,008,640	2,126,007
Short-term loans, net	3,7,36,37,38		59,094	62,830
Accounts receivable – other, net	3,7,36,37,38,39		937,837	1,260,835
Prepaid expenses	3,8		1,769,559	197,046
Contract assets	3,9		90,072	—
Inventories, net	10		288,053	272,403
Derivative financial assets	3,22,36,37		13	—
Advance payments and other	3,7,36,37,38		58,116	63,777

		7,958,839		6,201,799

Non-Current Assets:
Long-term financial instruments	3,6,36,37		1,221	1,222
Long-term investment securities	3,11,36,37		664,726	887,007
Investments in associates and joint ventures	13		12,811,771	9,538,438
Property and equipment, net	14,38,39		10,718,354	10,144,882
Goodwill	12,15		2,938,563	1,915,017
Intangible assets, net	16		5,513,510	3,586,965
Long-term contract assets	3,9		43,821	—
Long-term loans, net	3,7,36,37,38		29,034	50,874
Long-term accounts receivable - other	3,7,36,37,38,39		274,053	287,048
Long-term prepaid expenses	3,8		895,272	90,834
Guarantee deposits	3,7,36,37,38		313,140	292,590
Long-term derivative financial assets	3,22,36,37		55,444	253,213
Deferred tax assets	3,33		92,465	88,132
Defined benefit assets	21		31,926	45,952
Other non-current assets	7,36,37		26,972	44,696

			34,410,272	27,226,870

		~~W~~	42,369,111	33,428,669

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position, Continued

As of December 31, 2018 and 2017

(In millions of won)	Note	December 31, 2018		December 31, 2017
Liabilities and Shareholders’ Equity
Current Liabilities:
Short-term borrowings	17,36,37	~~W~~	80,000	130,000
Current installments of long-term debt, net	17,36,37		984,272	1,530,948
Current installments of long-term payables – other	18,36,37		424,243	302,703
Accounts payable – trade	36,37,38		381,302	351,711
Accounts payable – other	36,37,38		1,913,813	1,867,074
Receipts in advance	3		—	161,266
Contract liabilities	3,9		140,711	—
Withholdings	3,36,37,38		1,353,663	961,501
Accrued expenses	36,37,38		1,299,217	1,327,906
Income tax payable	33		182,343	219,791
Unearned revenue	3		—	175,732
Derivative financial liabilities	22,36,37		—	28,406
Provisions	3,19,39		87,993	52,057
Other current liabilities			—	28

		6,847,557		7,109,123

Non-Current Liabilities:
Debentures, excluding current installments, net	17,36,37		6,572,211	5,596,570
Long-term borrowings, excluding current installments, net	17,36,37,39		2,015,365	211,486
Long-term payables – other	18,36,37		1,968,784	1,346,763
Long-term unearned revenue	3		—	7,052
Long-term contract liabilities	3,9		43,102	—
Defined benefit liabilities	21		141,529	61,960
Long-term derivative financial liabilities	22,36,37		4,184	11,064
Long-term provisions	19,39		99,215	32,669
Deferred tax liabilities	3,33		2,269,792	978,693
Other non-current liabilities	3,36,37		58,122	44,094

		13,172,304		8,290,351

Total Liabilities			20,019,861	15,399,474

Shareholders’ Equity
Share capital	1,23		44,639	44,639
Capital surplus and others	12,23,24,25,26		655,084	196,281
Retained earnings	3,27		22,144,541	17,835,946
Reserves	3,28		(373,442)	(234,727)

Equity attributable to owners of the Parent Company			22,470,822	17,842,139
Non-controlling interests			(121,572)	187,056

Total Shareholders’ Equity			22,349,250	18,029,195

		~~W~~	42,369,111	33,428,669

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2018 and 2017

(In millions of won)	Note	2018		2017
Operating revenue:	3,5,38
Revenue		~~W~~	16,873,960	17,520,013

Operating expenses:	3,38
Labor			2,288,655	1,966,156
Commissions			5,002,598	5,486,263
Depreciation and amortization	5		3,126,118	3,097,466
Network interconnection			808,403	875,045
Leased lines			309,773	342,240
Advertising			468,509	522,753
Rent			529,453	520,244
Cost of goods sold			1,796,146	1,886,524
Others	30		1,342,545	1,286,696

			15,672,200	15,983,387

Operating profit	5		1,201,760	1,536,626
Finance income	5,32		256,435	366,561
Finance costs	5,32		(385,232)	(433,616)
Gain relating to investments in subsidiaries, associates and joint ventures, net	5, 13		3,270,912	2,245,732
Other non-operating income	5, 31		71,253	31,818
Other non-operating expenses	5, 31		(439,162)	(343,872)

Profit before income tax	5		3,975,966	3,403,249
Income tax expense	33		843,978	745,654

Profit for the year			3,131,988	2,657,595

Attributable to:
Owners of the Parent Company		~~W~~	3,127,887	2,599,829
Non-controlling interests			4,101	57,766
Earnings per share	34
Basic and diluted earnings per share (in won)		~~W~~	44,066	36,582

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2018 and 2017

(In millions of won)	Note	2018		2017
Profit for the year		~~W~~	3,131,988	2,657,595

Other comprehensive income (loss):
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	21		(41,490)	5,921
Valuation loss on financial assets at fair value through other comprehensive income	28,32		(130,035)	—
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of available-for-sale financial assets	28,32		—	158,440
Net change in other comprehensive income of investments in associates and joint ventures	13,28,32		(14,577)	(141,008)
Net change in unrealized fair value of derivatives	22,28,32		32,227	22,586
Foreign currency translation differences for foreign operations	28		12,291	(46,952)

Other comprehensive loss for the year, net of taxes			(141,584)	(1,013)

Total comprehensive income		~~W~~	2,990,404	2,656,582

Total comprehensive income (loss) attributable to:
Owners of the Parent Company		~~W~~	3,000,503	2,597,160
Non-controlling interests			(10,099)	59,422

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2018 and 2017

		Controlling Interest
(In millions of won)	Note	Share capital		Capital surplus and others	Retained earnings	Reserves	Sub-total	Non- controlling interests	Total equity
Balance, January 1, 2017		~~W~~	44,639	199,779	15,953,164	(226,183)	15,971,399	145,031	16,116,430
Total comprehensive income:
Profit for the year			—	—	2,599,829	—	2,599,829	57,766	2,657,595
Other comprehensive income (loss)	13,21,22,28,32		—	—	5,875	(8,544)	(2,669)	1,656	(1,013)

			—	—	2,605,704	(8,544)	2,597,160	59,422	2,656,582

Transactions with owners:
Annual dividends	35		—	—	(635,482)	—	(635,482)	(281)	(635,763)
Interim dividends	35		—	—	(70,609)	—	(70,609)	—	(70,609)
Interest on hybrid bonds			—	—	(16,840)	—	(16,840)	—	(16,840)
Share option	26		—	414	—	—	414	—	414
Changes in ownership in subsidiaries			—	(3,912)	9	—	(3,903)	(17,116)	(21,019)

			—	(3,498)	(722,922)	—	(726,420)	(17,397)	(743,817)

Balance, December 31, 2017		~~W~~	44,639	196,281	17,835,946	(234,727)	17,842,139	187,056	18,029,195

Balance, December 31, 2017		~~W~~	44,639	196,281	17,835,946	(234,727)	17,842,139	187,056	18,029,195
Impact of adopting K-IFRS No. 1115	3		—	—	1,900,049	—	1,900,049	—	1,900,049
Impact of adopting K-IFRS No. 1109	3		—	—	60,026	(68,804)	(8,778)	—	(8,778)

Balance, January 1, 2018		~~W~~	44,639	196,281	19,796,021	(303,531)	19,733,410	187,056	19,920,466
Total comprehensive income:
Profit for the year			—	—	3,127,887	—	3,127,887	4,101	3,131,988
Other comprehensive income (loss)	13,21,22,28,32		—	—	(57,473)	(69,911)	(127,384)	(14,200)	(141,584)

			—	—	3,070,414	(69,911)	3,000,503	(10,099)	2,990,404

Transactions with owners:
Annual dividends	35		—	—	(635,482)	—	(635,482)	—	(635,482)
Interim dividends	35		—	—	(70,609)	—	(70,609)	—	(70,609)
Share option	26		—	593	—	—	593	196	789
Interest on hybrid bonds			—	—	(15,803)	—	(15,803)	—	(15,803)
Repayments of hybrid bonds	25		—	(400,000)	—	—	(400,000)	—	(400,000)
Proceeds from issuance of hybrid bonds	25		—	398,759	—	—	398,759	—	398,759
Comprehensive stock exchange	12		—	129,595	—	—	129,595	—	129,595
Changes in ownership in subsidiaries			—	329,856	—	—	329,856	(298,725)	31,131

			—	458,803	(721,894)	—	(263,091)	(298,529)	(561,620)

Balance, December 31, 2018		~~W~~	44,639	655,084	22,144,541	(373,442)	22,470,822	(121,572)	22,349,250

See accompanying notes to the consolidated financial statements

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2018 and 2017

(In millions of won)	Note	2018		2017
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the year		~~W~~	3,131,988	2,657,595
Adjustments for income and expenses	40		1,568,919	2,096,764
Changes in assets and liabilities related to operating activities	40		25,949	(261,468)

			4,726,856	4,492,891
Interest received			59,065	66,713
Dividends received			195,671	106,674
Interest paid			(255,189)	(234,127)
Income tax paid			(393,823)	(576,331)

Net cash provided by operating activities			4,332,580	3,855,820

Cash flows from investing activities:
Cash inflows from investing activities:
Collection of short-term loans			117,610	216,700
Decrease in long-term financial instruments			5	27
Proceeds from disposals of long-term investment securities			371,816	129,726
Proceeds from disposals of investments in associates and joint ventures			74,880	5,925
Proceeds from disposals of property and equipment			58,256	29,368
Proceeds from disposals of intangible assets			5,851	8,848
Collection of long-term loans			10,075	6,205
Decrease in deposits			7,490	24,550
Proceeds from disposals of other non-current assets			1,186	1,185
Proceeds from disposals of subsidiaries			—	30,132
Cash inflow from business combinations			38,925	4,112

			686,094	456,778
Cash outflows for investing activities:
Increase in short-term financial instruments, net			(373,450)	(156,012)
Increase in short-term investment securities, net			(49,791)	(28,975)
Increase in short-term loans			(112,319)	(205,878)
Increase in long-term loans			(6,057)	(5,869)
Increase in long-term financial instruments			(2)	(2,034)
Acquisitions of long-term investment securities			(19,114)	(19,328)
Acquisitions of investments in associates and joint ventures			(206,340)	(193,100)
Acquisitions of property and equipment			(2,792,390)	(2,715,859)
Acquisitions of intangible assets			(503,229)	(145,740)
Increase in deposits			(8,591)	(26,377)
Increase in other non-current assets			(5,927)	(47)
Cash outflow for business combinations			(654,685)	(26,566)
Cash outflow for disposal and liquidation of subsidiaries			(1,924)	(1,600)

			(4,733,819)	(3,527,385)

Net cash used in investing activities		~~W~~	(4,047,725)	(3,070,607)

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2018 and 2017

(In millions of won)	Note	2018		2017
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings, net		~~W~~	—	127,386
Proceeds from issuance of debentures			1,809,641	973,291
Proceeds from long-term borrowings			1,920,114	120,000
Proceeds from issuance of hybrid bonds			398,759	—
Cash inflows from settlement of derivatives			23,247	188
Transactions with non-controlling shareholders	1		499,926	40,938

			4,651,687	1,261,803
Cash outflows for financing activities:
Decrease in short-term borrowings, net			(87,701)	—
Repayments of long-term payables – other			(305,644)	(305,476)
Repayments of debentures			(1,487,970)	(842,733)
Repayments of long-term borrowings			(1,780,708)	(32,701)
Repayments of hybrid bonds			(400,000)	—
Cash outflows for settlement of derivatives			(29,278)	(105,269)
Payments of dividends			(706,091)	(706,091)
Payments of interest on hybrid bonds			(15,803)	(16,840)
Transactions with non-controlling shareholders			(76,805)	(79,311)

			(4,890,000)	(2,088,421)

Net cash used in financing activities			(238,313)	(826,618)

Net increase (decrease) in cash and cash equivalents			46,542	(41,405)
Cash and cash equivalents at beginning of the year			1,457,735	1,505,242
Effects of exchange rate changes on cash and cash equivalents			2,422	(6,102)

Cash and cash equivalents at end of the year		~~W~~	1,506,699	1,457,735

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Parent Company mainly provides wireless telecommunications services in Korea. The head office of the Parent Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2018, the Parent Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	21,624,120	26.78
National Pension Service	7,879,982	9.76
Institutional investors and other shareholders	42,365,726	52.47
Treasury shares	8,875,883	10.99

	80,745,711	100.00

These consolidated financial statements comprise the Parent Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). SK Holdings Co., Ltd. is the ultimate controlling entity of the Parent Company.

(2)	List of subsidiaries

The list of subsidiaries as of December 31, 2018 and 2017 is as follows:

				Ownership (%)(*1)
	Subsidiary	Location	Primary business	Dec. 31, 2018	Dec. 31, 2017
Subsidiaries owned by the Parent Company	SK Telink Co., Ltd.	Korea	Telecommunication and Mobile Virtual Network Operator service	100.0	100.0
	SK Communications Co., Ltd.	Korea	Internet website services	100.0	100.0
	SK Broadband Co., Ltd.	Korea	Telecommunication services	100.0	100.0
	PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
	SERVICEACE Co., Ltd.	Korea	Call center management service	100.0	100.0
	SERVICE TOP Co., Ltd.	Korea	Call center management service	100.0	100.0
	Network O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
	SK Planet Co., Ltd.(*2)	Korea	Telecommunication service	98.7	98.1
	Eleven Street Co., Ltd.(*2,4)	Korea	E-commerce	81.8	—
	IRIVER LIMITED (*3)	Korea	Manufacturing digital audio players and other portable media devices	52.6	45.9
	SK Telecom China Holdings Co., Ltd.	China	Investment	100.0	100.0
	SK Global Healthcare Business Group, Ltd.	Hong Kong	Investment	100.0	100.0
	SKT Vietnam PTE. Ltd.(*4)	Singapore	Used device distribution business	—	73.3
	SKT Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
	YTK Investment Ltd.	Cayman Islands	Investment association	100.0	100.0
	Atlas Investment	Cayman Islands	Investment association	100.0	100.0
	SK techx Co., Ltd.(*4)	Korea	System software development and supply	—	100.0
	One Store Co., Ltd.	Korea	Telecommunication services	65.5	65.5
	SK Telecom Japan Inc.(*4)	Japan	Information gathering and consulting	100.0	—
	id Quantique SA(*4)	Switzerland	Quantum information and communications service	65.6	4.6
	Quantum Innovation Fund I(*4)	Korea	Investment (holdings company)	59.9	—
	Life & Security Holdings Co., Ltd.(*4)	Korea	Investment(holdings company)	55.0	—
	SK Infosec Co., Ltd.(*4)	Korea	Information security service	100.0	—

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

The list of subsidiaries as of December 31, 2018 and 2017 is as follows, Continued:

				Ownership (%)(*1)
	Subsidiary	Location	Primary business	Dec. 31, 2018	Dec. 31, 2017
Subsidiaries owned by SK Planet Co., Ltd.	SK m&service Co.,Ltd.	Korea	Data base and internet website service	100.0	100.0
	SK Planet Japan, K. K.	Japan	Digital contents sourcing service	79.5	79.5
	SK Planet Global PTE. Ltd.(*4)	Singapore	Digital contents sourcing service	—	100.0
	SKP GLOBAL HOLDINGS PTE. LTD.	Singapore	Investment	100.0	100.0
	SKP America LLC.	USA	Digital contents sourcing service	100.0	100.0
	shopkick Management Company, Inc.	USA	Investment	100.0	100.0
	shopkick, Inc.	USA	Reward points-based in-store shopping application development	100.0	100.0
	11street (Thailand) Co., Ltd.(*4)	Thailand	Electronic commerce	—	100.0
	K-net Culture and Contents Venture Fund	Korea	Capital investing in startups	59.0	59.0
	Hello Nature Ltd.(*4)	Korea	Retail of agro-fisheries and livestock	49.9	100.0
Subsidiaries owned by IRIVER LIMITED	iriver Enterprise Ltd.	Hong Kong	Management of Chinese subsidiaries	100.0	100.0
	iriver Inc.	USA	Marketing and sales in North America	100.0	100.0
	iriver China Co., Ltd.	China	Sales of and manufacturing MP3 and 4	100.0	100.0
	Dongguan iriver Electronics Co., Ltd.	China	Sales of and manufacturing e-book	100.0	100.0
	groovers Japan Co., Ltd.	Japan	Digital music contents sourcing and distribution service	100.0	100.0
	LIFE DESIGN COMPANY Inc. (formerly, S.M. LIFE DESIGN COMPANY JAPAN INC.)	Japan	Sale of goods in Japan	100.0	100.0
	S.M. Mobile Communications JAPAN Inc.(*4)	Japan	Digital contents service	—	100.0
	groovers Inc.(*4)	Korea	Sale of contents and Mastering Quality Sound album	100.0	44.2
Subsidiaries owned by SK Telink Co., Ltd.	NSOK Co., Ltd.(*4)	Korea	Security and maintenance services	—	100.0
	SK TELINK VIETNAM Co., Ltd.(*4)	Vietnam	Communications device retail business	100.0	—
Subsidiaries owned by Life & Security Holdings Co., Ltd.	ADT CAPS Co., Ltd.(*4)	Korea	Unmanned security	100.0	—
	CAPSTEC Co., Ltd.(*4)	Korea	Manned security	100.0	—
	ADT SECURITY Co., Ltd.(*4)	Korea	Sales and trade of anti-theft devices and surveillance devices	100.0	—
Subsidiary Owned by id Quantique SA	Id Quantique LLC(*4)	Korea	Quantum information and communications service	100.0	—
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	Korea	Operation of information and communications facility	100.0	100.0
	SK stoa Co., Ltd.	Korea	Other telecommunication retail business	100.0	100.0
Others(*5)	SK Telecom Innovation Fund, L.P	USA	Investment	100.0	100.0
	SK Telecom China Fund I L.P.	Cayman Islands	Investment	100.0	100.0

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

The list of subsidiaries as of December 31, 2018 and 2017 is as follows, Continued:

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Parent Company or subsidiaries of the Parent Company.

(*2)

SK Planet Co., Ltd. spun off the business unit of 11st (E-commerce and Internet-related business) and incorporated Eleven Street Co., Ltd. on August 31, 2018. 80.3% of the shares issued by Eleven Street Co., Ltd. are owned by the Parent Company and 1.5% are held by SK Planet Co., Ltd. H&Q Korea Partners, LLC acquired 1,863,093 shares of redeemable convertible preferred stocks for ~~W~~ 500,000 million in cash and owns 18.2% of the shares issued by Eleven Street Co., Ltd. The Parent Company is obliged to guarantee at least 1% of dividend per annum of the preferred stock’s issue price to the investor by the date on which Eleven Street Co., Ltd. is publicly listed or the date the qualifying listing period is completed, whichever occurs first (see note 29). The present value of obligatory dividends amounting to ~~W~~23,191 million are recognized as financial liabilities as of December 31, 2018.

(*3)

The Parent Company participated in a third party allotment offering to itself and to SM Entertainment Co., Ltd., and acquired 7,420,091 shares out of 7,990,867 new shares that were issued by the subsidiary. As a result, the ownership interest has changed from 45.9% to 52.6%.

(*4)	Details of changes in the consolidation scope for the year ended December 31, 2018 are presented and explained separately in Note 1-(4).

(*5)	Others are owned together by Atlas Investment and another subsidiary of the Parent Company.

(3)	Condensed financial information of subsidiaries

Condensed financial information of significant subsidiaries as of and for the year ended December 31, 2018 is as follows:

(In millions of won)
	As of December 31, 2018				2018
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.(*1)	~~W~~	493,972	107,565	386,407	373,019	39,962
Eleven Street Co., Ltd. (*2)		1,045,946	495,907	550,039	228,000	(9,507)
SK m&service Co., Ltd.		97,924	48,182	49,742	208,936	(119)
SK Communications Co., Ltd.		79,646	28,458	51,188	41,604	(10,323)
SK Broadband Co., Ltd.		4,266,458	2,682,236	1,584,222	3,158,877	154,999
K-net Culture and Contents Venture Fund		147,691	20,873	126,818	—	58,584
PS&Marketing Corporation		432,699	216,624	216,075	1,587,203	76
SERVICEACE Co., Ltd.		76,770	45,229	31,541	198,164	4,217
SERVICE TOP Co., Ltd.		74,452	49,400	25,052	205,574	5,276
Network O&S Co., Ltd.		81,773	42,257	39,516	265,183	1,089
SK Planet Co., Ltd.		753,630	436,501	317,129	672,648	(436,106)
IRIVER LIMITED(*3)		204,479	44,620	159,859	137,849	(21,314)
SKP America LLC.		383,697	—	383,697	—	(370)
Life & Security Holdings Co., Ltd.(*4)		2,595,251	2,261,456	333,795	197,487	6,038
SK Infosec Co., Ltd. (*5)		183,896	54,301	129,595	—	—
One Store Co., Ltd.		116,716	65,890	50,826	110,284	(13,903)
Home & Service Co., Ltd.		87,159	45,341	41,818	325,177	(1,264)
SK stoa Co., Ltd.		41,305	37,560	3,745	116,459	(16,987)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries, Continued

Condensed financial information of significant subsidiaries as of and for the year ended December 31, 2018 is as follows, Continued:

(*1)	The condensed financial information of SK Telink Co., Ltd. is consolidated financial information including SK TELINK VIETNAM Co., Ltd.

(*2)	The condensed financial information of Eleven Street Co., Ltd. includes four months of revenue and profit and loss since the spin-off on August 31, 2018.

(*3)	The condensed financial information of IRIVER LIMITED is consolidated financial information including iriver Enterprise Ltd. and six other subsidiaries of IRIVER LIMITED.

(*4)

The condensed financial information of Life & Security Holdings Co., Ltd. is consolidated financial information including ADT CAPS Co., Ltd. and two other subsidiaries, including 3 months of revenue and profit and loss since Life & Security Holdings Co., Ltd. acquired by the Parent Company on October 1, 2018.

(*5)	SK Infosec Co., Ltd. was acquired by the Parent Company and newly included in consolidation as of December 27, 2018.

Condensed financial information of significant subsidiaries as of and for the year ended December 31, 2017 is as follows:

(In millions of won)
	As of December 31, 2017				2017
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	~~W~~	455,685	104,727	350,958	389,944	32,728
SK m&service Co., Ltd.		113,515	62,795	50,720	193,256	1,249
SK Communications Co., Ltd.		90,923	28,410	62,513	47,546	(35,454)
SK Broadband Co., Ltd.		3,802,349	2,616,317	1,186,032	3,050,083	32,030
K-net Culture and Contents Venture Fund		250,747	35,900	214,847	—	196,250
PS&Marketing Corporation		506,883	288,881	218,002	1,766,142	391
SERVICEACE Co., Ltd.		77,681	45,501	32,180	197,408	2,599
SERVICE TOP Co., Ltd.		65,406	41,860	23,546	186,117	3,309
Network O&S Co., Ltd.		87,000	45,248	41,752	255,841	6,283
SK Planet Co., Ltd.		1,534,866	920,677	614,189	1,082,685	(513,667)
IRIVER LIMITED(*)		130,878	17,204	113,674	69,452	(14,092)
SKP America LLC.		412,251	—	412,251	—	(57)
SK techx Co., Ltd.		237,700	41,561	196,139	195,948	26,827
One Store Co., Ltd.		104,891	39,874	65,017	115,596	(27,254)
Home & Service Co., Ltd.		83,698	38,350	45,348	141,739	11

(*)

The condensed financial information of IRIVER LIMITED is consolidated financial information including iriver Enterprise Ltd. and six other subsidiaries of IRIVER LIMITED. Information for the other subsidiaries in the above summary is based on their separate financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

1.	Reporting Entity, Continued

(4)	Changes in subsidiaries

The list of subsidiaries that were newly included in consolidation during the year ended December 31, 2018 is as follows:

Subsidiary	Reason
Eleven street Co., Ltd.	Spun-off from SK Planet Co., Ltd.
id Quantique SA	Acquired additional ownership interests by the Parent Company
SK Telecom Japan Inc.	Established by the Parent Company
groovers Inc.	Acquired additional ownership interests by IRIVER LIMITED
SK TELINK VIETNAM Co., Ltd.	Established by SK Telink Co., Ltd.
Quantum Innovation private equity I	Acquired by the Parent Company
Life & Security Holdings Co., Ltd.	Acquired by the Parent Company
ADT CAPS Co., Ltd.	Subsidiary of Life & Security Holdings Co., Ltd.
CAPSTEC Co., Ltd.	Subsidiary of Life & Security Holdings Co., Ltd.
ADT SECURITY Co., Ltd.	Subsidiary of Life & Security Holdings Co., Ltd.
SK Infosec Co., Ltd.	Acquired by the Parent Company
Id Quantique LLC	Established by id Quantique SA

The list of subsidiaries that were excluded from consolidation during the year ended December 31, 2018 is as follows:

Subsidiary	Reason
11street (Thailand) Co., Ltd.	Disposed by SK Planet Co., Ltd.
Hello Nature Ltd.	Loss of control due to third parties’ investments
SK techx Co., Ltd.	Merged into SK Planet Co., Ltd.
S.M. Mobile Communications JAPAN Inc.	Merged into groovers Japan Co., Ltd.
SK Planet Global PTE. Ltd.	Liquidated
NSOK Co., Ltd.	Merged into ADT CAPS Co., Ltd.
SKT Vietnam PTE. Ltd.	Liquidated

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

1.	Reporting Entity, Continued

(5)	The financial information of significant non-controlling interests as of and for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	K-net Culture and Contents Venture Fund		IRIVER LIMITED	One Store Co., Ltd.	Eleven Street Co., Ltd.	Life & Security Holdings Co., Ltd. (*)
Ownership of non-controlling interests (%)		41.00	47.36	34.46	18.19	45.00

	As of December 31, 2018
Current assets	~~W~~	118	150,199	92,844	923,153	124,091
Non-current assets		147,573	54,465	23,872	122,793	2,487,747
Current liabilities		(20,873)	(42,142)	(63,440)	(486,391)	(243,064)
Non-current liabilities		—	(2,663)	(2,450)	(9,516)	(2,018,392)
Net assets		126,818	159,859	50,826	550,039	350,382
Fair value adjustment and others		—	—	—	(23,191)	(1,216,347)
Net assets on the consolidated financial statements		126,818	159,859	50,826	526,848	(865,965)
Carrying amount of non- controlling interests		51,995	76,204	17,711	95,811	(389,684)

	2018
Revenue	~~W~~	—	137,849	110,284	228,000	197,487
Profit (Loss) for the year		58,584	(21,314)	(13,903)	(9,507)	6,038
Depreciation of the fair value adjustment and others		—	—	—	(161)	(2,954)
Profit(Loss) for the year on the consolidated financial statements		58,584	(21,314)	(13,903)	(9,668)	3,084
Total comprehensive income (loss)		27,773	(21,125)	(14,386)	(8,897)	(991)
Profit (Loss) attributable to non-controlling interests		24,019	(10,094)	(4,791)	(1,758)	1,387
Net cash provided by (used in) operating activities	~~W~~	115,566	13,635	7,181	(69,347)	(23,451)
Net cash provided by (used in) investing activities		600	(10,169)	(11,482)	(470,211)	(139,430)
Net cash provided by (used in) financing activities		(116,150)	69,267	5	494,923	124,076
Net increase(decrease) in cash and cash equivalents		16	72,733	(4,296)	(44,635)	(38,805)
Dividend paid to non- controlling interests during the year ended December 31, 2018	~~W~~	36,178	—	—	—	—

(*)

The financial information of Life & Security Holdings Co., Ltd. are related to the period subsequent to the acquisition by the Parent Company on October 1, 2018 and includes fair value adjustments due to business combination.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

1.	Reporting Entity, Continued

(5)	The financial information of significant non-controlling interests of the Group as of and for the years ended December 31, 2018 and 2017 are as follows, Continued:

(In millions of won)
	K-net Culture and Contents Venture Fund		IRIVER LIMITED	One Store Co., Ltd.
Ownership of non-controlling interests (%)		41.00	54.10	34.46

	As of December 31, 2017
Current assets	~~W~~	625	74,873	76,810
Non-current assets		250,122	56,005	28,081
Current liabilities		(35,900)	(9,563)	(38,547)
Non-current liabilities		—	(7,641)	(1,327)
Net assets		214,847	113,674	65,017
Carrying amount of non-controlling interests		88,087	63,382	22,405

	2017
Revenue	~~W~~	—	69,452	115,596
Profit (loss) for the year		196,250	(14,092)	(27,254)
Total comprehensive profit (loss)		201,693	(14,278)	(27,452)
Profit (loss) attributable to non-controlling interests		80,463	(7,438)	(9,392)
Net cash provided by (used in) operating activities	~~W~~	(7)	(7,553)	13,912
Net cash used in investing activities		(600)	(45,002)	(2,000)
Net cash provided by (used in) financing activities		—	64,571	(7)
Net increase (decrease) in cash and cash equivalents		(607)	12,016	11,905

2.	Basis of Preparation

These consolidated financial statements were prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies in the Republic of Korea.

The consolidated financial statements for the year ended as of December 31, 2018 comprise the Group and the Group’s investments in associates and joint ventures.

The consolidated financial statements were authorized for issuance by the Board of Directors on January 30, 2019, which will be submitted for approval at the shareholders’ meeting to be held on March 26, 2019.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

2.	Basis of Preparation, Continued

(1)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statement of financial position:

•	derivative financial instruments measured at fair value;

•	financial instruments measured at fair value through profit or loss;

•	financial instruments measured at fair value through other comprehensive income;

•	assets for defined benefit plans recognized at the net of the fair value of plan assets less the total present value of defined benefit obligations.

(2)	Functional and presentation currency

Financial statements of Group entities within the Group are prepared in functional currency of each group entity, which is the currency of the primary economic environment in which each entity operates. Consolidated financial statements of the Group are presented in Korean won, which is the Parent Company’s functional and presentation currency.

(3)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

1)	Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is included in notes for the following areas: consolidation (whether the Group has de facto control over an investee), determination of amortization period of incremental costs of obtaining a contract, determination of stand-alone selling prices and classification of lease.

2)	Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes: loss allowance (notes 7 and 37), estimated useful lives of costs to obtain a contract (notes 3 (1) and 8), property and equipment and intangible assets (notes 4 (8), (10), 14 and 16), impairment of goodwill (notes 4 (13) and 15), recognition of provision (notes 4 (18) and 19), measurement of defined benefit liabilities (notes 4 (17) and 21), and recognition of deferred tax assets (liabilities) (notes 4 (26) and 19).

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

2.	Basis of Preparation, Continued

(3)	Use of estimates and judgments, Continued

3)	Fair value measurement

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has an established policies and processes with respect to the measurement of fair values including Level 3 fair values, and the measurement of fair values is reviewed and is directly reported to the finance executives.

The Group regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Group assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in Note 37.

3.	Changes in accounting policies

The significant accounting policies applied by the Group in these consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2017, except for the changes in accounting policies described below.

(1)	K-IFRS No. 1115, Revenue from Contracts with Customers

K-IFRS No. 1115, Revenue from Contracts with Customers, establishes a comprehensive framework for determining whether, how much and when revenue is recognized. K-IFRS No. 1115 replaced the revenue recognition guidance, including K-IFRS No. 1018, Revenue, K-IFRS No. 1011, Construction Contracts, K-IFRS No. 2031, Revenue: Barter Transactions Involving Advertising Services, K-IFRS No. 2113, Customer Loyalty Programs, K-IFRS No. 2115, Agreements for the Construction of Real Estate, and K-IFRS No. 2118, Transfers of Assets from Customers.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.	Changes in accounting policies, Continued

(1)	K-IFRS No. 1115, Revenue from Contracts with Customers, Continued

The Group has initially applied K-IFRS No. 1115 from January 1, 2018 using the cumulative effect method with the effect of initially applying this standard as an adjustment to the opening balance of retained earnings as at January 1, 2018. The Group applied K-IFRS No. 1115 only to contracts that were not completed at the date of initial application, which is January 1, 2018, using the practical expedient permitted by K-IFRS No.1115.

1)	Identification of performance obligations in the contract

A substantial portion of the Group’s revenue is generated from providing wireless telecommunications services. K-IFRS No. 1115 requires the Group to evaluate goods or services promised to customers to determine if there are performance obligations other than wireless telecommunications service that should be accounted for separately. In the case of providing a wireless telecommunications service and selling a handset together to one customer, the Group allocates considerations from the customer between handset sales revenue and wireless telecommunications service revenue. The handset sales revenue is recognized when handset is delivered and the wireless telecommunications service revenue is recognized as revenue over the period of the contract term as stated in the subscription contract.

The Group also determined that pursuant to K-IFRS No. 1115, the installation service provided with the fixed-line telecommunication services is not distinct from the related fixed-line telecommunication services such as high speed broadband Internet or Internet Protocol TV (IPTV) services. Therefore, the Group concluded that the installation service and related fixed-line telecommunication service together represents one performance obligation. Therefore, installation fee is recognized as revenue over the contract term in which the Group has to provide fixed-line telecommunication services. The Group recognized ~~W~~ 23,063 million as contract liability on the consolidated statement of financial position as of January 1, 2018 due to such change in the accounting policies.

2)	Allocation of the transaction price to each performance obligations

In accordance with K-IFRS No. 1115, the Group allocates the transaction price of a contract to each performance obligation on a relative stand-alone selling price basis. The Group uses “adjusted market assessment approach” method for estimating the stand-alone selling price of a good or service. However, in some circumstances, the Group uses ‘expected cost plus a margin’ approach.

In the case of providing a wireless telecommunications service and selling a handset together to one customer, the Group allocates the transaction price based on relative stand-alone selling prices. As a result of applying K-IFRS No. 1115, the Group recognized ~~W~~112,690 million and ~~W~~30,363 million of considerations allocated to handset sales revenue as contract assets and long-term contract assets, respectively, at January 1, 2018.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.	Changes in accounting policies, Continued

(1)	K-IFRS No. 1115, Revenue from Contracts with Customers, Continued

3)	Incremental costs to acquire a contract

The Group pays commissions to its retail stores and authorized dealers in connection with acquiring service contracts. The commissions paid to these parties historically were expensed as incurred and recognized as operating expenses. These commissions would not have been paid if there have been no binding contracts with subscribers. K-IFRS No. 1115 requires the Group to capitalize certain costs associated with commissions paid to obtain new customer contracts and amortize them over the expected contract periods with customers that were calculated based on the Group’s historical subscriber churn rate. As a result of applying K-IFRS No. 1115, the Group recognized ~~W~~1,695,704 and ~~W~~693,393 million of prepaid expenses and long-term prepaid expenses respectively as at the date of initial application, January 1, 2018.

4)	Presentation of contract liability

Under K-IFRS No. 1115, the Group reclassified the receipts in advance and unearned revenue amounting to ~~W~~109,555 million that are related to prepaid rate plans and customer loyalty program to contract liabilities as at the date of initial application, January 1, 2018.

5)	Impact of adopting K-IFRS No. 1115 on the consolidated financial statements

If the previous standards were applied to the Group’s consolidated statement of financial position as of December 31, 2018, prepaid expenses and long-term prepaid expenses would have been decreased by ~~W~~1,577,992 million and ~~W~~799,607 million, respectively, and contract assets and long-term contract assets would have been decreased by ~~W~~90,072 million and ~~W~~43,821 million. As a result, total assets would have been decreased by ~~W~~,2,503,025 million with ~~W~~8,467 million increase in deferred tax assets. In addition, contract liabilities, long-term contract liabilities and deferred tax liabilities would have been decreased by ~~W~~140,711 million, ~~W~~43,102 million and ~~W~~664,240 million, respectively, while other liabilities such as receipts in advance and unearned revenue would have been increased by ~~W~~156,880 million. As a result, total liabilities would have been decreased by ~~W~~691,173 million. In relation to these changes in assets and liabilities, retained earnings and capital surplus and others would have been decreased by ~~W~~1,811,780 million, ~~W~~4,596 million respectively. Non-controlling interests would have been increased by ~~W~~4,524 million.

If the previous standards were applied to the Group’s consolidated statement of income for year ended December 31, 2018, revenues, advertising expenses and commission expenses would have been increased by ~~W~~85,801 million, ~~W~~51,204 million and ~~W~~12,714 million respectively, for which the total operating expenses would have been increased by ~~W~~66,137 million resulting in operating profit and profit before income tax to be increased by ~~W~~19,664 million. As a result, profit for the year would have been increased by ~~W~~88,197 million with decrease in income tax expense of ~~W~~68,533 million.

The adoption of K-IFRS No. 1115 did not have a material impact on the Group’s consolidated statement of cash flows for the year ended December 31, 2018.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.	Changes in accounting policies, Continued

(2)	K-IFRS No. 1109, Financial Instruments

K-IFRS No. 1109 sets out requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces K-IFRS No. 1039, Financial Instruments: Recognition and Measurement. The Group adopted K-IFRS No. 1109, Financial Instruments, from January 1, 2018, and the Group has taken an exemption not to restate the consolidated financial statements for prior years with respects to transition requirements.

The following table explains the impact of transition to K-IFRS No. 1109 on the opening balance of reserves and retained earnings as at January 1, 2018.

(In millions of won)
	Reserves		Retained earnings
Reclassification of available-for-sale financial assets to financial assets at fair value through profit or loss(“FVTPL”)	~~W~~	(5,336)	947
Reclassification of available-for-sale financial assets to financial assets at fair value through other comprehensive income (“FVOCI”)		(84,881)	90,322
Recognition of loss allowances on accounts receivable – trade and others		—	(13,049)
Related income tax		21,413	(18,194)

	~~W~~	(68,804)	60,026

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.	Changes in accounting policies, Continued

(2)	K-IFRS No. 1109, Financial Instruments, Continued

1)	Classification of financial assets and financial liabilities

K-IFRS No. 1109 largely retains the existing requirements in K-IFRS No. 1039 for the classification and measurement of financial liabilities. However, it eliminates the previous K-IFRS No. 1039 categories for financial assets of held-to-maturity, available-for-sale, and loans and receivables.

Under K-IFRS No. 1109, on initial recognition, a financial asset is classified as measured at: amortized cost; FVOCI-debt investment; FVOCI-equity investment; or FVTPL. The classification of financial assets under K-IFRS No. 1109 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. If a contract contains embedded derivatives and the host is an asset within the scope of K-IFRS No. 1109, then such embedded derivatives are not separated.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flow; and

•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”). This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. These include all derivative financial assets. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

A financial asset (unless it is an account receivable—trade without a significant financing component that is initially measured at the transaction price) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.	Changes in accounting policies, Continued

(2)	K-IFRS No. 1109, Financial Instruments, Continued

1)	Classification of financial assets and financial liabilities, Continued

The following accounting polices apply to the subsequent measurement of financial assets.

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.	Changes in accounting policies, Continued

(2)	K-IFRS No. 1109, Financial Instruments, Continued

1)	Classification of financial assets and financial liabilities, Continued

The following table explains the original measurement categories under K-IFRS No. 1039 and the changes in measurement categories under K-IFRS No. 1109 for each class of the Group’s financial assets as at the date of initial application January 1, 2018:

(In millions of won)	Original classification under K-IFRS No. 1039	New classification under K-IFRS No. 1109	Original carrying amount under K-IFRS No. 1039		New carrying amount under K-IFRS No. 1109	Difference
Short-term financial assets:
Cash and cash equivalents	Amortized cost	Amortized cost	~~W~~	1,457,735	1,457,735	—
Short-term financial instruments	Amortized cost	Amortized cost		616,780	616,780	—
Short-term investment securities(*1)	Available-for- sale	FVTPL		47,383	47,383	—
Short-term investment securities	Designated as at FVTPL	FVTPL		97,003	97,003	—
Accounts receivable - trade	Amortized cost	Amortized cost		2,126,007	2,113,057	(12,950)
Short-term loans	Amortized cost	Amortized cost		62,830	62,830	—
Accounts receivable - other(*3)	Amortized cost	FVTPL		830,321	830,321	—
Accounts receivable - other	Amortized cost	Amortized cost		430,514	430,415	(99)
Accrued revenue	Amortized cost	Amortized cost		3,979	3,979	—
Guarantee deposits	Amortized cost	Amortized cost		3,927	3,927	—

				5,676,479	5,663,430	(13,049)

Long-term financial assets:
Long-term financial instruments	Amortized cost	Amortized cost		1,222	1,222	—
Long-term investment securities(*1)	Available-for- sale	FVTPL		173,394	169,005	(4,389)
Long-term investment securities(*2)	Available-for- sale	FVOCI		713,613	719,054	5,441
Long-term accounts receivable - trade	Amortized cost	Amortized cost		12,748	12,748	—
Long-term loans	Amortized cost	Amortized cost		50,874	50,874	—
Long-term accounts receivable - other(*3)	Amortized cost	FVTPL		243,742	243,742	—
Long-term accounts receivable - other	Amortized cost	Amortized cost		43,306	43,306	—
Guarantee deposits	Amortized cost	Amortized cost		292,590	292,590	—
Derivative financial assets	Derivatives hedging instrument	Derivatives hedging instrument		21,902	21,902	—
Derivative financial assets(*1)	Designated as at FVTPL	FVTPL		231,311	9,054	(222,257)
Long-term investment securities(*1)	Designated as at FVTPL	FVTPL		—	222,257	222,257

				1,784,702	1,785,754	1,052

			~~W~~	7,461,181	7,449,184	(11,997)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.	Changes in accounting policies, Continued

(2)	K-IFRS No. 1109, Financial Instruments, Continued

1)	Classification of financial assets and financial liabilities, Continued

The following table explains the original measurement categories under K-IFRS No. 1039 and the changes in measurement categories under K-IFRS No. 1109 for each class of the Group’s financial assets as at the date of initial application, January 1 2018, Continued:

(*1)

As of January 1, 2018, available-for-sale financial assets such as beneficiary certificates and equity investments amounting to ~~W~~205,435 million were reclassified to financial assets measured at FVTPL. In addition, as derivatives embedded in contracts where the host is a financial asset in the scope of K-IFRS No. 1109 are never separated, the available-for-sale financial assets related to the redeemable convertible preferred shares of ~~W~~15,342 million and the related derivative financial assets of ~~W~~222,257 million were reclassified to financial assets measured at FVTPL which were not designated as financial assets measured at amortized cost as the contractual terms of these assets do not give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates. As a result of this reclassification, as at January 1, 2018, accumulated OCI of ~~W~~5,336 million was reclassified to retained earnings, and due to its reclassification to financial assets measured at FVTPL, retained earnings was decreased by ~~W~~4,389 million in relation to fair value measurement. In addition, change in the fair value of these financial assets of ~~W~~1,984 million was recognized in profit before income tax during the year ended December 31, 2018.

(*2)

As of January 1, 2018, available-for-sale financial assets such as marketable equity instruments amounting to ~~W~~713,613 million were reclassified to equity investments at FVOCI and debt instrument at FVOCI of ~~W~~713,399 million and ~~W~~214 million, respectively. As a result of this reclassification, as at January 1, 2018, retained earnings of ~~W~~ (-)90,322 million was reclassified to accumulated OCI and accumulated OCI was increased by ~~W~~5,441 million due to the fair value measurement of financial assets which were stated at cost under K-IFRS No. 1039. The Group designated equity instruments that are not held for trading as FVOCI on initial application of K-IFRS No. 1109 with no subsequent recycling of amounts from OCI to profit and loss.

(*3)

As of January 1, 2018, accounts receivable – other of ~~W~~1,074,063 million were reclassified to financial assets at FVTPL. Upon the initial application of K-IFRS No. 1109, the Group reclassified the debt instruments to financial assets at FVTPL whose objectives of the business model are not achieved both by collecting contractual cash flows and selling financial assets. There was no material impact on retained earnings as at January 1, 2018 as the fair values of these debt instruments were not significantly different from the carrying amounts as of December 31, 2017.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.	Changes in accounting policies, Continued

(2)	K-IFRS No. 1109, Financial Instruments, Continued

2)	Impairment of financial assets

K-IFRS No. 1109 sets out the ‘expected credit loss’ (ECL) impairment model which replaces the ‘incurred loss’ model under K-IFRS No. 1039 for recognizing and measuring impairment. The new impairment model applies to financial assets measured at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. Under K-IFRS No. 1109, credit losses are recognized earlier than under K-IFRS No. 1039.

ECL is a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all expected cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive).

At each reporting date, the Group assesses whether financial assets carried at amortized cost and debt securities at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Loss allowance on financial assets measured at amortized cost is deducted from the carrying amount of the respective assets, while loss allowance on debt instruments at FVOCI is recognized in OCI, instead of reducing the carrying amount of the assets.

3)	Hedge accounting

Upon initial application of K-IFRS No. 1109, the Group elected to apply hedge accounting requirements under K-IFRS No. 1109. The Group designates derivatives such as currency swaps as hedging instruments to hedge the risk of variability in cash flows associated with the foreign currency debentures and borrowings. As the Group’s hedging instruments as of January 1, 2018 satisfy the hedge requirements of retrospective testing (80~125%) under K-IFRS No. 1039, there is no material effect of applying K-IFRS No. 1109.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.	Changes in accounting policies, Continued

(3)	The following table explains the impacts of adopting K-IFRS No. 1115 and 1109 on the Group’s statement of financial position as of January 1, 2018.

(In millions of won)
	December 31, 2017		Adjustments		January 1, 2018
	As reported		K-IFRS 1115	K-IFRS 1109	Restated
Current Assets:	~~W~~	6,201,799	1,804,080	(13,049)	7,992,830
Accounts receivable - trade, net		2,126,007	(4,314)	(12,950)	2,108,743
Accounts receivable - other, net		1,260,835	—	(99)	1,260,736
Prepaid expenses		197,046	1,695,704	—	1,892,750
Contract assets		—	112,690	—	112,690
Others		2,617,911	—	—	2,617,911
Non-Current Assets:		27,226,870	718,898	1,052	27,946,820
Long-term investment securities		887,007	—	223,309	1,110,316
Long-term prepaid expenses		90,834	693,393	—	784,227
Long-term contract assets		—	30,363	—	30,363
Deferred tax assets		88,132	(4,858)	—	83,274
Others		26,160,897	—	(222,257)	25,938,640

Total Assets	~~W~~	33,428,669	2,522,978	(11,997)	35,939,650

Current Liabilities:		7,109,123	12,485	—	7,121,608
Provisions		52,057	(215)	—	51,842
Contract liabilities		—	114,284	—	114,284
Receipts in advance		161,266	(161,266)	—	—
Unearned revenue		175,732	(175,732)	—	—
Withholdings		961,501	235,414	—	1,196,915
Others		5,758,567	—	—	5,758,567
Non-Current Liabilities:		8,290,351	610,444	(3,219)	8,897,576
Long-term contract liabilities		—	19,100	—	19,100
Long-term unearned revenue		7,052	(7,052)	—	—
Other non-current liabilities		44,094	(919)	—	43,175
Deferred tax liabilities		978,693	599,315	(3,219)	1,574,789
Others		7,260,512	—	—	7,260,512

Total Liabilities	~~W~~	15,399,474	622,929	(3,219)	16,019,184

Share capital		44,639	—	—	44,639
Capital surplus and others		196,281	—	—	196,281
Retained earnings		17,835,946	1,900,049	60,026	19,796,021
Reserves		(234,727)	—	(68,804)	(303,531)
Non-controlling interests		187,056	—	—	187,056

Total Shareholders’ Equity:	~~W~~	18,029,195	1,900,049	(8,778)	19,920,466

Total Liabilities and Shareholders’ Equity	~~W~~	33,428,669	2,522,978	(11,997)	35,939,650

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies

The significant accounting policies applied by the Group in the preparation of its consolidated financial statements in accordance with K-IFRSs are included below. The significant accounting policies applied by the Group in these consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2017, except for the changes in accounting policies described in Note 3.

(1)	Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. The Group’s operating segments have been determined to be each business unit, for which the Group generates separately identifiable financial information that is regularly reported to the chief operating decision maker for the purpose of resource allocation and assessment of segment performance. The Group has four reportable segments as described in Note 5. Segment results that are reported to the chief operating decision maker include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

(2) Basis of consolidation

1)	Business combination

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

Consideration transferred is generally measured at fair value, identical to the measurement of identifiable net assets acquired at fair value. The difference between the acquired company’s fair value and the consideration transferred is accounted for goodwill. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Acquisition-related costs are expensed in the periods in which the costs are incurred and the services are received excluding costs to issue debt or equity securities recognized based on K-IFRS No. 1032 and 1109.

Consideration transferred does not include the amount settled in relation to the pre-existing relationship and the amount settled in relation to the pre-existing relationship is generally recognized through profit or loss.

Contingent consideration is measured at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. If contingent consideration is not classified as equity, the Group subsequently recognizes changes in fair value of contingent consideration through profit or loss.

2)	Non-controlling interests

Non-controlling interests are measured at their proportionate share of the acquiree’s identifiable net assets at the date of acquisition.

Changes in a Controlling Company’s ownership interest in a subsidiary that do not result in the Controlling Company losing control of the subsidiary are accounted for as equity transactions.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(2)	Basis of consolidation, Continued

3)	Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Consolidation of an investee begins from the date the Group obtains control of the investee and cease when the Group loses control of the investee.

4)	Loss of control

If the Group loses control of a subsidiary, the Group derecognizes the assets and liabilities of the former subsidiary from the consolidated statement of financial position and recognizes gain or loss associated with the loss of control attributable to the former controlling interest. Any investment retained in the former subsidiary is recognized at its fair value when control is lost.

5)	Interest in investees accounted for using the equity method

Interest in investees accounted for using the equity method composed of interest in associates and joint ventures. An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. A joint venture is a joint arrangement whereby the Group that has joint control of the arrangement has rights to the net assets of the arrangement.

The investment in an associate and a joint venture is initially recognized at cost including transaction costs and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss and changes in equity of the associate or the joint venture after the date of acquisition.

6)	Intra-group transactions

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. The Group’s share of unrealized gain incurred from transactions with investees accounted for using the equity method are eliminated and unrealized loss are eliminated using the same basis if there are no evidence of asset impairments.

7)	Business combinations under common control

SK Holdings Co., Ltd. is the ultimate controlling entity of the Group. The assets and liabilities acquired under business combination under common control are recognized at the carrying amounts in the ultimate controlling shareholder’s consolidated financial statements. The difference between consideration and carrying amount of net assets acquired is added to or subtracted from capital surplus and others.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits and investment securities with maturities of three months or less from the acquisition date that are easily convertible to cash and subject to an insignificant risk of changes in their fair value.

(4)	Inventories

Inventories are stated at the acquisition cost using the average method. During the period, a perpetual inventory system is used to track inventory quantities, which is adjusted to the physical inventory counts performed at the period end. When the net realizable value of inventories is less than the acquisition cost, the carrying amount is reduced to the net realizable value, and any difference is charged to current operations as operating expenses.

(5)	Financial assets – Policies applicable from January 1, 2018

1)	Classification

The Group classifies its financial assets into one of the following categories:

•	financial assets at fair value through profit or loss (“FVTPL”)

•	financial assets at fair value through other comprehensive income (“FVOCI”), and

•	financial assets measured at amortized cost

Financial assets are classified based on the business model in which a financial asset is managed and its contractual cash flow characteristics. The Group reclassifies a debt instrument when, and only when, the business model for managing the financial asset is changed.

2)	Measurement

A financial asset is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to the acquisition. Transaction costs for a financial asset at FVTPL are recognized in profit or loss.

A hybrid financial instrument with embedded derivatives in the contract is considered as a whole when assessing whether contractual cash flows are solely payments of principal and interest.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(5)	Financial assets – Policies applicable from January 1, 2018, Continued

2)	Measurement, Continued

(i)	Debt investments

A financial asset is subsequently measured based on its contractual cash flow characteristics and the business model in which a financial asset is managed. The Group classifies debt investments into one of the following categories:

①	Financial assets at amortized cost

A financial asset is measured at amortized cost if it is held within a business model whose objective is to collect contractual cash flows, and the contractual cash flows are solely payments of principal and interest. A gain or loss on a financial asset that is measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the financial asset is derecognized or impaired. Interest calculated using the effective interest method is included in finance income.

②	Financial assets measured at fair value through other comprehensive income (“FVOCI”)

A financial asset is classified as FVOCI when it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and the contractual cash flows are solely payments of principal and interest. Changes in fair value other than impairment losses and reversal of impairment losses, interest income and foreign exchange gains and losses are recognized in other comprehensive income. The amounts accumulated in other comprehensive income are recycled to profit or loss when the financial assets is derecognized. Interest income calculated using the effective interest method is included in finance income. Foreign exchange gains and losses are presented as finance income or finance costs, impairment losses are presented as other expenses.

③	Financial assets at fair value through profit or loss(“FVTPL”)

Debt investments that are not classified at amortized cost or FVOCI are classified as FVTPL. A gain or loss on debt investments that are not part of a hedging relationship is recognized in profit or loss and is presented in finance income or costs in the statement of income for the period.

(ii)	Equity investments

The Group subsequently measures all of its equity investments at fair value. The Group elected to recognize the changes in fair value of the equity investments that are held for long-term or strategic purposes in other comprehensive income. The amounts accumulated in other comprehensive income are not reclassified into profit or loss upon derecognition. Dividends from these equity investments are recognized as finance income when the right to receive the dividends is established.

Changes in the value of equity investments measured at FVTPL are presented in finance income or costs in the statement of income for the period.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(5)	Financial assets – Policies applicable from January 1, 2018, Continued

3)	Impairment

The Group estimates the expected credit losses (ECL) for the debt instruments that are measured at amortized cost and FVOCI based on the forward-looking data. The impairment approach is decided based on the assessment of significant increase in credit risk. However, the Group applies a practical expedient and recognizes impairment losses equal to lifetime ECLs for Accounts receivables – trade and lease receivables from the initial recognition.

4)	Recognition and derecognition

A regular way purchase or sale of financial assets is recognized and derecognized using trade date accounting. A financial asset is derecognized when the contractual rights to the cash flows from the financial asset expire or when the Group transfers substantially all the risks and rewards of ownership of the financial asset.

If the Group retains substantially all the risks and rewards of ownership of a transferred asset due to a non-recourse features or others, the Group continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received.

5)	Offsetting

A financial asset and a financial liability is offset only when the right of set-off is not contingent on future event and legally enforceable even on the event of default, insolvency or bankruptcy.

(6)	Financial assets – Policies applied before January 1, 2018

The Group recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Group recognizes financial assets in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets not at fair value through profit or loss are measured at their fair value plus transaction costs that are directly attributable to the acquisition of asset.

1)	Financial assets at fair value through profit or loss

A financial asset is classified as financial asset at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(6)	Financial assets – Policies applied before January 1, 2018, Continued

2)	Held-to-maturity investments

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Group has the positive intention and ability to hold to maturity, is classified as held-to-maturity investment. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest rate method.

3)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method except for loans and receivables of which the effect of discounting is immaterial.

4)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, with changes in fair value, net of any tax effect, recorded in other comprehensive income (OCI) in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost.

5)	Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of the asset that can be reliably estimated. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

Objective evidence that a financial asset is impaired includes following loss events:

•	significant financial difficulty of the issuer or obligor;

•	a breach of contract, such as default or delinquency in interest or principal payments;

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	it becoming probable that the borrower will enter bankruptcy or other financial reorganization;

•	the disappearance of an active market for that financial asset because of financial difficulties; or

•

observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group.

In addition, for an investment in an equity security classified as available-for-sale financial asset, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

If financial assets have objective evidence that they are impaired, impairment losses are measured and recognized.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(6)	Financial assets – Policies applied before January 1, 2018, Continued

5)	Impairment of financial assets, Continued

(i)	Financial assets measured at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of its estimated future cash flows discounted at the asset’s original effective interest rate. The Group can recognize impairment losses directly or by establishing an allowance account. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss is reversed either directly or by adjusting an allowance account.

(ii)	Financial assets carried at cost

If there is objective evidence that an impairment loss has occurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

(iii)	Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale is not reversed through profit or loss subsequently. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed to the amount of amortized cost that would otherwise have been recognized as of the recovery date.

6)	De-recognition of financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire or the Group transfers the rights to receive the cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability. If the Group retains substantially all the risks and rewards of ownership of the transferred financial assets, the Group continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(6)	Financial assets – Policies applied before January 1, 2018, Continued

7)	Offsetting between financial assets and financial liabilities

Financial assets and liabilities are offset and presented in net in the statement of financial position when, and only when, the Group currently has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(7)	Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value at the end of each reporting period, and changes therein are accounted for as described below.

1)	Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designates derivatives as hedging instruments to hedge the foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

2)	Other derivative financial instruments

Other derivative financial instrument not designated as a hedging instrument are measured at fair value, and the changes in fair value of the derivative financial instrument is recognized immediately in profit or loss.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(8)	Property and equipment

Property and equipment are initially measured at cost. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Property and equipment, subsequently, are carried at cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of property and equipment at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be reliably measured. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized as other non-operating income (loss).

The estimated useful lives of the Group’s property and equipment are as follows:

Useful lives (years)
Buildings and structures	15 ~ 40
Machinery	3 ~ 15
Other property and equipment	2 ~10

Depreciation methods, useful lives, and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(9)	Borrowing costs

The Group capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets are not qualifying assets, and assets that are ready for their intended use or sale when acquired are not qualifying assets either.

To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Group borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the Group that are outstanding during the period other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Group capitalizes during a period do not exceed the amount of borrowing costs incurred during that period.

(10)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, club memberships are expected to be available for use as there are no foreseeable limits to the periods. These intangible assets including brand are determined as having indefinite useful lives and not amortized.

The estimated useful lives of the Group’s intangible assets are as follows:

Useful lives (years)
Frequency usage rights	5 ~ 13
Land usage rights	5
Industrial rights	5, 10
Development costs	3 ~ 5
Facility usage rights	10, 20
Customer relations	3 ~ 20
Other	3 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes, if appropriate, are accounted for as changes in accounting estimates.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(10)	Intangible assets, Continued

Expenditures on research activities are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be reliably measured, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(11)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Group will comply with the grant’s conditions and that the grant will be received.

1)	Grants related to assets

Government grants whose primary condition is that the Group purchases, constructs, or otherwise acquires a long-term asset are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduction to depreciation expense.

2)	Grants related to income

Government grants which are intended to compensate the Group for expenses incurred are deducted from the related expenses.

(12)	Investment property

Property held for the purpose of earning rentals or benefiting from capital appreciation is classified as investment property. Investment property is initially measured at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment loss.

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be reliably measured. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Investment properties, except for land, are depreciated on a straight-line basis over 15~40 years as estimated useful lives.

Depreciation methods, useful lives, and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(13)	Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets other than assets arising from employee benefits, inventories, deferred tax assets, and non-current assets held for sale are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amounts to their carrying amounts.

The Group estimates the recoverable amount of an individual asset, and if it is impossible to measure the individual recoverable amount of an asset, the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized in profit or loss to the extent the carrying amount of the asset exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergy arising from the business acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(14)	Leases

The Group classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Group assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

1)	Finance leases

At the commencement of the lease term, the Group recognizes as finance assets and finance liabilities in its consolidated statement of financial position, the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Group adopts for depreciable assets that are owned. If there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life. The Group reviews to determine whether the leased assets are impaired at the reporting date.

2)	Operating leases

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are recognized in profit or loss on a straight-line basis over the lease term.

3)	Determining whether an arrangement contains a lease

Determining whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset and the arrangement conveys a right to use the asset.

At inception or reassessment of the arrangement, the Group separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Group concludes for a financial lease that it is impracticable to separate the payments reliably, the Group recognizes an asset and a liability at an amount equal to the fair value of the underlying asset that was identified as the subject of the lease. Subsequently, the liability is reduced as payments are made and an imputed finance charge on the liability is recognized using the Group’s incremental borrowing rate of interest.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(15)	Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sales rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the assets (or disposal groups) must be available for immediate sale in their present condition and their sale must be highly probable. The assets or disposal groups that are classified as non-current assets held for sale are measured at the lower of their carrying amounts and fair value less cost to sell. The Group recognizes an impairment loss for any initial or subsequent write-down of assets (or disposal groups) to fair value less costs to sell and a gain for any subsequent increase in fair value less costs to sell up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036, Impairment of Assets.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

(16)	Non-derivative financial liabilities

The Group classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability.

1)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, these liabilities are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issue of the financial liability are recognized in profit or loss as incurred.

2)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the issue of the financial liability. Subsequent to initial recognition, other financial liabilities are measured at amortized cost and the interest expenses are recognized using the effective interest method.

3)	Derecognition of financial liability

The Group extinguishes a financial liability only when the contractual obligation is fulfilled, canceled or expires. The Group recognizes new financial liabilities at fair value based on new contracts and eliminates existing liabilities when the contractual terms of the financial liabilities change and the cash flows change substantially.

When a financial liability is derecognized, the difference between the carrying amount and the consideration paid (including any transferred non-cash assets or liabilities assumed) is recognized in profit or loss.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(17)	Employee benefits

1)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render related services. When an employee has rendered a service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

2)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render related services. The Group’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

3)	Retirement benefits: defined contribution plans

When an employee has rendered a service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Group recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

4)	Retirement benefits: defined benefit plans

At of the end of reporting period, defined benefits liabilities relating to defined benefit plans are recognized at present value of defined benefit obligations net of fair value of plan assets.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Group recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Group determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Group recognizes a gain or loss on a settlement when the settlement of defined benefit plan occurs.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(17)	Employee benefits, Continued

5)	Termination benefits

The Group recognizes a liability and expense for termination benefits at the earlier of the period when the Group can no longer withdraw the offer of those benefits and the period when the Group recognizes costs for a restructuring that involves the payment of termination benefits. If benefits are payable more than 12 months after the reporting period, they are discounted to their present value.

(18)	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. If the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

If some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement is recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement is treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision is used only for expenditures for which the provision was originally recognized.

(19)	Transactions in foreign currencies

1)	Foreign currency transactions

Transactions in foreign currencies are translated to the functional currency of Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the exchange rate at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(19)	Transactions in foreign currencies, Continued

2)	Foreign operations

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and translated at the closing rate at the reporting date.

When a foreign operation is disposed, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such cumulative amount is reattributed to non-controlling interest. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

(20)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Group repurchases its own shares, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The gains or losses from the purchase, disposal, reissue, or retirement of treasury shares are directly recognized in equity being as transaction with owners

(21)	Hybrid bond

The Group recognizes a financial instrument issued by the Group as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

(22)	Share-based Payment

For equity-settled share-based payment transaction, if the fair value of the goods or services received cannot be reliably estimated, the Group measures the value indirectly by reference to the fair value of the equity instruments granted. The related expense with a corresponding increase in capital surplus and others is recognized over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(23)	Revenue - Policies applicable from January 1, 2018

The Group has initially adopted K-IFRS No. 1115, Revenue from Contracts with Customers, from January 1, 2018. See note 3 (1) for additional information.

1)	Identification of performance obligations in contracts with customers

The Group identifies the distinct services or goods as performance obligations in contracts with customers such as (1) wireless telecommunications services and (2) selling other goods and services. In the case of providing both wireless telecommunications service and selling a handset together to one customer, the Group allocates considerations from the customer between the separate performance obligations for handset sale and wireless telecommunications service. The handset sale revenue is recognized when handset is delivered and the wireless telecommunications service revenue is recognized over the period of the contract term as stated in the subscription contract.

2)	Allocation of the transaction price to each performance obligation

In accordance with K-IFRS No. 1115, the Group allocates the transaction price of a contract to each performance obligation identified on a relative stand-alone selling price basis. The Group uses “adjusted market assessment approach” for estimating the stand-alone selling price of a good or service. As an exception, the Group uses “Expected cost plus a margin approach” for insignificant transactions.

3)	Customer loyalty programs

The Group provides customer loyalty points to customers based on the usage of the service to which the Group allocates a portion of consideration received as a performance obligation distinct from wireless telecommunications services. The amount allocated to the loyalty program is deferred and is recognized as revenue when loyalty points are redeemed. The deferred revenue is included in contract liabilities.

(24)	Revenue - Policies applied before January 1, 2018

Revenue from the sale of goods, rendering of services or use of assets is measured at the fair value of the consideration received or receivable. Returns, trade discounts and volume rebates are recognized as a reduction of revenue.

When two or more revenue generating activities or deliverables are sold under a single arrangement, each deliverable that is considered to be a separate unit of account is accounted for separately. The allocation of consideration from a revenue arrangement to its separate units of account is based on the relative fair values of each unit.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(24)	Revenue - Policies applied before January 1, 2018, Continued

1)	Services rendered

Revenue from cellular services consists of revenue from basic charges, voice charges, data charges, data-roaming services and interconnection charges. Such revenues are recognized as services are performed.

Revenue from fixed-line services includes domestic and long-distance call charges, international phone connection charges, installation service and broadband internet services. Such revenues are recognized as the related services are performed.

Revenue from other services rendered is recognized in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to surveys of work performed.

2)	Goods sold

Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

3)	Commission revenue

In connection with the commission revenue from e-commerce services, the Group has determined that it is acting as an agent due to the followings:

•	The Group does not bear inventory risk or have responsibility for the delivery goods;

•	All of the credit risks are borne by suppliers of goods though the Group collects the proceeds from end customers on behalf of the suppliers; and

•	The Group has no latitude in establishing prices regarding goods sold in e-commerce.

4)	Customer loyalty programs

For customer loyalty programs, the fair value of the consideration received or receivable in respect of the initial sale is allocated between the award credits and the other components of the sale. The amount allocated to the award credits is estimated by reference to the fair value of the services to be provided with respect to the redeemable award credits. The fair value of the services to be provided with respect to the redeemable portion of the award credits granted to the customers in accordance with customer loyalty programs is estimated taking into account the expected redemption rate and timing of the expected redemption. Considerations allocated to the award credits are deferred and revenue is recognized when the award credits are recovered and the Group performs its obligation to provide the service. The amount of revenue recognized is based on the relative size of the total award credits that are expected to be redeemed and the redeemed award credits in exchange for services.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(25)	Finance income and finance costs

Finance income comprises interest income on funds invested (including financial assets measured at fair value), dividend income, gains on disposal of financial assets at FVTPL, changes in fair value of financial instruments at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method. Dividend income is recognized in profit or loss when the right to receive the dividend is established.

Finance costs comprise interest expense on borrowings, changes in fair value of financial instruments at FVTPL, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures are recognized as it accrues in profit or loss using the effective interest rate method.

(26)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except for transactions or events directly recognized in other comprehensive income or equity.

The Group pays income tax in accordance with the tax-consolidation system when the parent company and its subsidiaries are economically unified.

1)	Current tax

In accordance with the tax-consolidation system, the Parent Company calculates current taxes for the Parent Company and its wholly owned domestic subsidiaries and recognizes the income tax payable as current tax liabilities of the Parent Company.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and includes interests and fines related to income taxes paid or payable. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

2)	Deferred tax

Deferred tax is recognized using the asset-liability method in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Group recognizes a deferred tax liability for all taxable temporary differences, except for the difference associated with investments in subsidiaries and associates that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes a deferred tax asset for all deductible temporary differences to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(26)	Income taxes, Continued

2)	Deferred tax, Continued

A deferred tax asset is recognized for the carryforward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Future taxable profit is dependent on the reversal of taxable temporary differences. If there are insufficient taxable temporary differences to recognize the deferred tax asset, the business plan of the Group and the reversal of existing temporary differences are considered in determining the future taxable profit.

The Group reviews the carrying amount of a deferred tax asset at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if the Group has a legally enforceable right to offset the amount recognized and intends to settle the current tax liabilities and assets on a net basis. Income tax expense in relation to dividend payments is recognized when liabilities relating to the dividend payments are recognized.

(27)	Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Parent Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees, if any.

(28)	Standards issued but not yet effective

The following new standards are effective for annual periods beginning after January 1, 2018 and earlier application is permitted; however, the Group has not adopted the following new standards early in preparing the accompanying consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(28)	Standards issued but not yet effective, Continued

K-IFRS No. 1116 Leases

K-IFRS No. 1116, published on May 22, 2017 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. K-IFRS No. 1116, replaces existing leases guidance including K-IFRS No. 1017, Leases, K-IFRS No. 2104, Determining whether an Arrangement contains a Lease, K-IFRS No.2015, Operating Leases - Incentives and K-IFRS No. 2027, Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

The Group will assess at inception of a contract whether that contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. However, the Group can apply a practical expedient to grandfather their previous assessment of whether existing contracts are, or contain, leases.

A lessee recognizes a right-of-use asset representing its right to use the underlying assets and a lease liability representing its obligation to make lease payments. There are recognition exemptions for short-term leases (lease term ends within 12 months at the commencement date of the lease) or leases of low-value items (assets with a value of KRW 6 million or less). As a practical expedient, a lessee can elect, by class of underlying asset, not to separate lease components from any associated non-lease components. A lessee that takes this election accounts for the lease component and the associated non-lease components as a single lease component.

A lessor’s accounting remains similar to current requirements, K-IFRS No. 1017 Leases.

1)	A lessee’s accounting - application and financial impacts

A lessee is permitted to adopt the standard retrospectively according to K-IFRS No. 1008, Accounting Policies, Changes in Accounting Estimates and Errors, (‘Full retrospective approach’) or to follow a modified retrospective approach in which the lessee recognizes the cumulative effect of initial application of the standard as an adjustment to equity at the date of initial application. (‘Modified retrospective approach’)

The Group plans to apply K-IFRS No.1116 initially on January 1, 2019 by using the modified retrospective approach. Therefore, the cumulative effect of adopting K-IFRS No.1116 will be recognized as an adjustment to the opening balance of retained earnings at January 1, 2019 with no restatement of comparative information.

The Group is assessing the financial impact of the adoption of K-IFRS No. 1116 on its consolidated financial statements. It is impractical to provide a reasonable estimate of the financial impact until the Group completes this analysis.

The Group plans to account for the lease component and the associated non-lease components as a single lease component applying the practical expedient. In addition, the Group plans to account for leases for which the lease term ends within 12 months of the date of initial application as short-term leases.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(28)	Standards issued but not yet effective Continued

K-IFRS No. 1116 Leases, Continued

1)	A lessee’s accounting—application and financial impacts, Continued

According to the Group’s preliminary analysis of application of the K-IFRS 1116, right-of-use assets and lease liabilities are expected to increase as of January 1, 2019. Based on the preliminary assessment, the Group expects lease expenses to decrease and depreciation expenses of the right-of-use assets and interest expenses of lease liabilities to increase.

2)	A lessor’s accounting—application and financial impacts

The Group expects that financial impact of the lessor accounting is not significant to the consolidated financial statements due to the lessor’s accounting remaining similar to current requirements, K-IFRS No. 1017, Leases.

5.	Operating Segments

The Group’s operating segments have been identified to be each business unit, by which the Group provides independent services and merchandise. The Group’s reportable segments are cellular services, which include cellular voice service, wireless data service and wireless internet services; fixed-line telecommunication services, which include telephone services, internet services, and leased line services; e-commerce services, which from 2018 include the Eleven Street Co., Ltd., the open marketplace platform; and all other businesses, which include the Group’s internet portal services and other immaterial operations, each of which does not meet the quantitative threshold to be considered as a reportable segment and are presented collectively as others.

(1)	Segment information for the year ended December 31, 2018 is as follows:

(In millions of won)	2018
	Cellular Services		Fixed-line telecommu- nication services	E-commerce Services	Others	Sub-total	Adjustments	Total
Total revenue	~~W~~	13,961,762	3,973,533	674,359	1,198,865	19,808,519	(2,934,559)	16,873,960
Inter-segment revenue		1,582,865	1,040,935	56,280	254,479	2,934,559	(2,934,559)	—
External revenue		12,378,897	2,932,598	618,079	944,386	16,873,960	—	16,873,960
Depreciation and amortization		2,341,862	643,941	16,446	123,869	3,126,118	—	3,126,118
Operating profit (loss)		1,299,869	228,225	(67,757)	(258,577)	1,201,760	—	1,201,760
Finance income and costs, net								(128,797)
Gain relating to investments in subsidiaries, associates and joint ventures, net								3,270,912
Other non-operating income and expense, net								(367,909)
Profit before income tax								3,975,966

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

5.	Operating Segments, Continued

(2)	Segment information for the year ended December 31, 2017 is as follows:

(In millions of won)
	2017
	Cellular Services		Fixed-line telecommu- nication services	E-commerce Services(*)	Others(*)	Sub-total	Adjustments	Total
Total revenue	~~W~~	14,873,543	3,586,887	684,762	1,195,977	20,341,169	(2,821,156)	17,520,013
Inter-segment revenue		1,611,408	862,736	37,662	309,350	2,821,156	(2,821,156)	—
External revenue		13,262,135	2,724,151	647,100	886,627	17,520,013	—	17,520,013
Depreciation and amortization		2,390,016	592,877	15,221	99,352	3,097,466	—	3,097,466
Operating profit (loss)		1,714,078	167,515	(153,946)	(191,021)	1,536,626	—	1,536,626
Finance income and costs, net								(67,055)
Gain relating to investments in subsidiaries, associates and joint ventures, net								2,245,732
Other non-operating income and expense, net								(312,054)
Profit before income tax								3,403,249

(*)

Segment information for the year ended December 31, 2017 was restated as Eleven Street Co., Ltd. was spun off from SK Planet Co., Ltd., and newly established during the year ended December 31, 2018, and is only included in the E-Commerce Services segment.

Since there are no intersegment sales of inventory or depreciable assets, there is no unrealized intersegment profit to be eliminated on consolidation. The Group principally operates its businesses in Korea and the revenue amounts earned outside of Korea are immaterial. Therefore, no entity-wide geographical information is presented.

No single customer contributed 10% or more to the Group’s total revenue for the years ended December 31, 2018 and 2017.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

5.     Operating Segments, Continued

(3)	Disaggregation of operating revenues considering the economic factors that affect the amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows:

(In millions of won)
		2018		2017
Products transferred at a point in time:
Cellular revenue	Goods (*1)	~~W~~	1,215,886	1,213,314
Fixed-line telecommunication revenue	Goods		119,599	74,065
Other revenue	Goods		112,859	93,109
	Products		31,974	25,068

			1,480,318	1,405,556

Services transferred over time:
Cellular revenue	Wireless service(*2)		9,770,423	10,638,961
	Cellular interconnection		532,156	592,755
	Other(*3)		860,432	817,105
Fixed-line telecommunication revenue	Wireless service		291,028	308,051
	Cellular interconnection		95,742	116,069
	Internet Protocol Television(*4)		1,140,327	1,010,159
	International calls		80,415	89,412
	Internet service and miscellaneous(*5)		1,205,487	1,126,395
E-commerce services revenue	E-commerce service		618,079	647,100
Other revenue	Miscellaneous(*6)		799,553	768,450

			15,393,642	16,114,457

		~~W~~	16,873,960	17,520,013

(*1)	Cellular revenue includes revenue from sales of handsets and other electronic accessories.

(*2)	Wireless service includes revenue from wireless voice and data transmission services principally derived from usage charges to wireless subscribers.

(*3)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.

(*4)	IPTV service revenue includes revenue from IPTV services principally derived from usage charges to IPTV subscribers.

(*5)	Internet service includes revenue from the high speed broadband internet service principally derived from usage charges to subscribers as well as other miscellaneous services.

(*6)	Miscellaneous other revenue includes revenue from considerations received for the development and maintenance of system software, and digital contents platform services.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

6.	Restricted Deposits

Deposits which are restricted in use as of December 31, 2018 and 2017 are summarized as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Short-term financial instruments(*)	~~W~~	79,511	89,850
Long-term financial instruments(*)		1,218	1,222

	~~W~~	80,729	91,072

(*)

Financial instruments include charitable trust fund established by the Group where profits from the fund are donated to charitable institutions. As of December 31, 2018, the funds cannot be withdrawn before maturity.

7.	Trade and Other Receivables

(1)	Details of trade and other receivables as of December 31, 2018 and 2017 are as follows:

(In millions of won)	December 31, 2018
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,268,680	(260,040)	2,008,640
Short-term loans		59,643	(549)	59,094
Accounts receivable – other(*)		1,006,183	(68,346)	937,837
Accrued income		6,232	(166)	6,066
Guarantee deposits (Other current assets)		2,714	—	2,714

		3,343,452	(329,101)	3,014,351
Non-current assets:
Long-term loans		75,860	(46,826)	29,034
Long-term accounts receivable – other(*)		274,053	—	274,053
Guarantee deposits		313,140	—	313,140
Long-term accounts receivable – trade (Other non-current assets)		11,410	(117)	11,293

		674,463	(46,943)	627,520

	~~W~~	4,017,915	(376,044)	3,641,871

(*)	Gross and carrying amounts of accounts receivable - other as of December 31, 2018 include ~~W~~ 489,617 million of financial instruments classified as FVTPL.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

7.	Trade and Other Receivables, Continued

(1)	Details of trade and other receivables as of December 31, 2018 and 2017 are as follows, Continued:

(In millions of won)	December 31, 2017
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,365,270	(239,263)	2,126,007
Short-term loans		63,380	(550)	62,830
Accounts receivable – other		1,336,247	(75,412)	1,260,835
Accrued income		3,979	—	3,979
Guarantee deposits (Other current assets)		3,927	—	3,927

		3,772,803	(315,225)	3,457,578
Non-current assets:
Long-term loans		97,635	(46,761)	50,874
Long-term accounts receivable – other		287,048	—	287,048
Guarantee deposits		292,590	—	292,590
Long-term accounts receivable – trade (Other non-current assets)		12,933	(185)	12,748

		690,206	(46,946)	643,260

	~~W~~	4,463,009	(362,171)	4,100,838

(2)	Changes in the loss allowance on accounts receivable – trade measured at amortized costs during the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	Beginning balance		Impact of adopting K-IFRS No. 1109	Impairment	Write-offs (*)	Collection of receivables previously written-off	Business combination and others	Ending Balance
2018	~~W~~	239,448	12,950	38,211	(46,616)	13,455	2,709	260,157
2017		241,828	—	34,584	(52,897)	15,933	—	239,448

(*)	The Group writes off the trade and other receivables when contractual payments are more than 5 years past due, or for reasons such as termination of operations or liquidation.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

7.	Trade and Other Receivables, Continued

(3)

The Group applies the practical expedient that allows the Group to estimate the loss allowance for accounts receivables—trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Group uses its historical credit loss experience over the past three years and classified the accounts receivable—trade by their credit risk characteristics and days overdue. Details of loss allowance on accounts receivable – trade as of December 31, 2018 are as follows:

(In millions of won)
		Less than 6 months		6 months ~ 1 year	1 year ~ 3 years	More than 3 years
Telecommunications service revenue	Expected credit loss rate	~~W~~	2.70%	58.20%	74.10%	86.36%
	Gross amount		1,135,441	48,796	125,181	31,547
	Loss allowance		30,628	28,401	92,753	27,244

Other revenue	Expected credit loss rate		1.18%	35.47%	40.03%	68.44%
	Gross amount		817,201	9,126	31,345	81,453
	Loss allowance		9,603	3,237	12,546	55,745

As the Group is a wireless and fixed-line telecommunications service provider, the Group’s financial assets measured at amortized cost consist primarily of receivables from numerous individual customers, and, therefore, no significant credit concentration risk arises.

Receivables related to other revenue mainly consist of receivables from corporate customers. The Group transacts only with corporate customers with credit ratings that are considered to be low at credit risk. In addition, the Group was not exposed to significant credit concentration risk as the Group regularly assesses their credit risk by monitoring their credit rating. While the contract assets are under the impairment requirements, no significant credit risk has been identified.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

8.	Prepaid expenses

As discussed in note 3, the Group adopted K-IFRS No. 1115, Revenue from Contracts with Customers, during the year beginning January 1, 2018. The Group pays commissions to its retail stores and authorized dealers for wireless and fixed-line telecommunications services and for each service contract and installation contract secured. The Group capitalized certain costs associated with commissions paid to retail stores and authorized dealers to obtain new and retained customer contracts as prepaid expenses, which the Group previously expensed. These prepaid expenses are amortized on a straight-line basis over the periods that the Group expects to maintain its customers based on the Group’s historical subscriber churn rate.

(1)	Details of prepaid expenses as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Current assets:
Incremental costs of obtaining contracts	~~W~~	1,577,992	—
Others		191,567	197,046

		1,769,559	197,046

Non-current assets:
Incremental costs of obtaining contracts		799,607	—
Others		95,665	90,834

	~~W~~	895,272	90,834

(2)	Incremental costs of obtaining contracts

Incremental costs of obtaining contracts that are capitalized as assets as of December 31, 2018 and the related amortization recognized as commissions during the year ended December 31, 2018 are as follows:

(In millions of won)
2018
Amortization recognized as commissions	~~W~~	2,002,460

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

9.	Contract assets and liabilities

As discussed in note 3, the Group adopted K-IFRS No. 1115, Revenue from Contracts with Customers, during the year beginning January 1, 2018. In case of providing both wireless telecommunication services and sales of mobile devices, the Group allocated the consideration based on relative stand-alone selling prices and recognizes uninvoiced receivables from handset sales as contract assets. The Group recognized contract liabilities for receipts in advance for telecommunications service and for unearned revenue for customer loyalty program.

Details of contract assets and liabilities as of December 31, 2018 and January 1, 2018 are as follows:

(In millions of won)
	December 31, 2018		January 1, 2018
Contract assets:
Allocation of consideration between performance obligations	~~W~~	133,893	143,053
Contract liabilities:
Wireless service contracts		18,425	16,624
Customer loyalty programs		17,113	10,739
Fixed-line service contracts		57,327	47,125
Commerce services		10	10
Security services (note 12)		38,109	—
Others		52,829	58,886

	~~W~~	183,813	133,384

The amount of revenue recognized during the year ended December 31, 2018 related to the contract liabilities carried forward from the prior period and the performance obligations satisfied in the prior reporting period is ~~W~~52,746 million.

10.	Inventories

(1)	Details of inventories as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018				December 31, 2017
	Acquisition cost		Write- down	Carrying amount	Acquisition cost	Write- down	Carrying amount
Merchandise	~~W~~	268,366	(8,842)	259,524	251,463	(7,488)	243,975
Finished goods		1,260	(251)	1,009	1,889	(557)	1,332
Work in process		3,985	(338)	3,647	1,906	(956)	950
Raw materials		11,729	(2,706)	9,023	10,426	(3,249)	7,177
Supplies		14,850	—	14,850	18,969	—	18,969

	~~W~~	300,190	(12,137)	288,053	284,653	(12,250)	272,403

(2)

Inventories recognized as operating expenses during the years ended December 31, 2018 and 2017 are ~~W~~1,411,986 million and ~~W~~1,498,087 million, respectively, which are included in the cost of products that have been resold. In addition, valuation loss on inventories amounts to ~~W~~110 million during the year ended December 31, 2018. Write-downs included in other operating expenses during the years ended December 31, 2018 and 2017 are ~~W~~778 million and ~~W~~433 million, respectively.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

11.	Investment Securities

(1)	Details of short-term investment securities as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	Category	December 31, 2018		December 31, 2017
Beneficiary certificates	Available-for-sale financial assets	~~W~~	—	144,386
	FVTPL		195,080	—

		~~W~~	195,080	144,386

(2)	Details of long-term investment securities as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	Category	December 31, 2018		December 31, 2017
Equity instruments	Available-for-sale financial assets	~~W~~	—	867,079
	FVOCI(*1,2)		542,496	—

			542,496	867,079
Debt instruments	Available-for-sale financial assets		—	19,928
	FVOCI		2,147	—
	FVTPL(*2)		120,083	—

			122,230	19,928

		~~W~~	664,726	887,007

(*1)

The Group designated ~~W~~542,496 million of investments in equity instruments that are not held for trading as financial assets at FVOCI. During the year ended December 31, 2018, the Group disposed of 3,520,964 common shares issued by KB Financial Group Inc. in exchange for ~~W~~179,569 million in cash.

(*2)

During the year ended December 31, 2018, the Group disposed 200,000 shares of the redeemable convertible preference shares issued by KRAFTON Co., Ltd. (formerly, Bluehole Inc.) in exchange for ~~W~~130,000 million in cash, and recognized ~~W~~58,000 million of gain on disposal. In addition, the Group acquired 460,000 of common shares by exercising the conversion right and recognized ~~W~~138,000 million of financial asset at FVOCI.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

12.	Business Combinations

(1)	2018

1)	Acquisition of id Quantique SA by the Parent Company

As of April 30, 2018, the Parent Company acquired additional 41,157,506 shares in exchange of ~~W~~55,249 million in cash, which resulted in the Parent Company obtaining control over id Quantique SA with 44,157,506 shares and 58.1% ownership of the outstanding shares, in aggregate. Taking control of id Quantique SA will enable the Parent Company to increase its corporate value as the leading mobile telecommunication operator in Korea and to generate profit in overseas markets by utilizing quantum cryptographic technologies.

In addition, the Parent Company acquired additional 16,666,666 shares in exchange for assets amounting to ~~W~~5,672 million resulting in the increase of the ownership to 65.6%.

id Quantique SA has recognized ~~W~~9,935 million in revenue and ~~W~~5,220 million in net losses since the Group obtained control.

(i)	Summary of the acquiree

Information of Acquiree
Corporate name	id Quantique SA
Location	3, CHEMIN DE LA MARBRERIE, 1227 CAROUGE, SWITZERLAND
CEO	Gregoire Ribordy
Industry	Quantum information and communications industry

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

12.	Business Combinations, Continued

(1)	2018, Continued

1)	Acquisition of id Quantique SA by the Parent Company, Continued

(ii)	Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amount
I. Considerations transferred:
Cash and cash equivalents	~~W~~	55,249
Existing shares(financial assets at FVOCI) at fair value		3,965

		59,214
II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalent		1,538
Trade and other receivables		13,609
Inventories		2,003
Property and equipment		415
Intangible assets		7,566
Other assets		447
Trade and other payables		(1,569)
Other liabilities		(2,880)

		21,129
III. Non-controlling interests:		9,290

IV. Goodwill(I - II+III)	~~W~~	47,375

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

12.	Business Combinations, Continued

(1)	2018, Continued

2)	Acquisition of Life & Security Holdings Co., Ltd. by the Parent Company

As of October 1, 2018, the Parent Company obtained control by acquiring 55% ownership of Life & Security Holdings Co., Ltd which owns 100% ownership of ADT CAPS Co., Ltd. in order to strengthen the security business and expand residential customer base. The consideration for the business combination was ~~W~~696,665 million in cash, and the difference between the fair value of net assets acquired and the consideration paid amounting to ~~W~~1,155,037 million was recognized as goodwill. Subsequent to the acquisition, Life & Security Holdings Co., Ltd. recognized revenue of ~~W~~197,487 million, and net profit of ~~W~~6,038 million. In addition, assuming that the business combination occurred at the beginning of the reporting period, the Group would have additionally recognized revenue of ~~W~~763,375 million, and net loss of ~~W~~19,548 million.

(i)	Summary of the acquiree

Information of Acquiree
Corporate name	Life & Security Holdings Co., Ltd.
Location	323, Incheon tower-daero, Yeonsu-gu, Incheon, Korea
CEO	Yoo, Yeongsang
Industry	Holding company of subsidiaries where security business as their primary business

(ii)	Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amount
I. Considerations transferred:
Cash and cash equivalents	~~W~~	696,665
II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalent		101,896
Trade and other receivables		40,241
Inventories		2,440
Property and equipment		427,752
Intangible assets		1,019,503
Other assets		3,956
Trade and other payables		(296,660)
Borrowings		(1,744,839)
Deferred tax liabilities		(229,207)
Other liabilities		(158,042)

		(832,960)
III. Non-controlling interests:		(374,588)

IV. Goodwill(I - II+III)	~~W~~	1,155,037

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

12.	Business Combinations, Continued

(1)	2018, Continued

3)	Business combination under common control: Acquisition of SK Infosec Co., Ltd.

The Group acquired 100% ownership of SK Infosec Co., Ltd. from SK Holdings Co., Ltd., the ultimate controlling entity of the Parent Company, in order to create synergy in the security business and increase corporate value. As this transaction is a business combination under common control, the acquired assets and liabilities were recognized at the carrying amounts in the ultimate controlling entity’s consolidated financial statements. Considerations paid and assets and liabilities recognized at the acquisition date are as follows:

(In millions of won)
	Amount
I. Considerations paid:
Treasury shares of the Parent Company(*)	~~W~~	281,151
II. Assets and liabilities acquired:
Cash and cash equivalent		30,762
Trade and other receivables		62,448
Inventories		1,293
Property and equipment		8,047
Intangible assets		5,528
Other assets		79,951
Trade and other payables		(38,431)
Other liabilities		(20,003)

		129,595

III. Deduction of capital surplus and others (I - II)	~~W~~	151,556

(*)	The Parent Company provided 1,260,668 shares of its treasury shares as considerations, and the fair value of the considerations was ~~W~~335,338 million at the transfer date.

In addition, assuming that the business combination occurred at the beginning of the reporting period, the Group would have additionally recognized revenue of ~~W~~172,905 million, and net profit of ~~W~~19,512 million.

4)	Business combination under common control: Acquisition of Device business unit by SK Telink Co., Ltd.

During the year ended December 31, 2018, SK Telink Co., Ltd., the subsidiary owned by the Parent Company, acquired a device business in exchange of ~~W~~4,450 million in cash from SK Holdings Co., Ltd., the ultimate controlling entity of the Parent Company. As this transaction is a business combination under common control, the difference between the consideration and carrying amount of net assets amounting to ~~W~~1,018 million was recognized as capital surplus and others.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

12.	Business Combinations, Continued

(2)	2017

1)	Acquisition of S.M. LIFE DESIGN COMPANY JAPAN INC. by IRIVER LIMITED

On September 1, 2017, IRIVER LIMITED, a subsidiary of the Parent Company, acquired all of the S.M. LIFE DESIGN COMPANY JAPAN INC.’s shares from S.M. ENTERTAINMENT JAPAN, Inc. in order to enter overseas business and enhance its competitiveness. The consideration was ~~W~~30,000 in cash, and the difference between the fair value of net assets acquired and the consideration paid amounting to ~~W~~21,748 million was recognized as goodwill. Subsequent to the acquisition, S.M. LIFE DESIGN COMPANY JAPAN INC. recognized revenue of ~~W~~6,365 million, which resulted in the net profit of ~~W~~1,244 million in 2017.

2)	Merger of SM mobile communications Co., Ltd. by IRIVER LIMITED

On October 1, 2017, IRIVER LIMITED merged SM mobile communications Co., Ltd. in order to enter contents business and enhance competitiveness of its device business. As a result of merger, IRIVER LIMITED obtained controls over S.M. Mobile Communications JAPAN Inc. which was wholly owned by SM mobile communications Co., Ltd. The consideration transferred was measured at the fair value of the shares transferred based on the merger ratio set on October 1, 2017. The Group recognized the difference between the fair value of net assets acquired and the consideration paid amounting to ~~W~~13,473 million as goodwill. Subsequent to the consummation of the merger, S.M. Mobile Communications JAPAN Inc. recognized no revenue with ~~W~~103 million of net loss in 2017.

3)	Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	S.M. LIFE DESIGN COMPANY JAPAN INC.		S.M. Mobile Communications JAPAN Inc.
Considerations paid:
Cash and cash equivalents	~~W~~	30,000	—
Shares of IRIVER LIMITED		—	24,650
Assets and liabilities acquired:
Cash and cash equivalents	~~W~~	3,434	4,112
Trade and other receivables		1,471	237
Inventories		1,879	—
Property and equipment		4	311
Intangible assets		6,677	7,445
Other assets		—	41
Trade and other payables		(2,563)	(815)
Deferred tax liabilities		(2,324)	—
Other liabilities		(326)	(154)

Net assets	~~W~~	8,252	11,177

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

13.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures accounted for using the equity method as of December 31, 2018 and 2017 are as follows:

(In millions of won)
		December 31, 2018			December 31, 2017
	Country	Ownership (%)	Carrying amount		Ownership (%)	Carrying amount
Investments in associates:
SK China Company Ltd.	China	27.3	~~W~~	551,548	27.3	~~W~~	526,099
Korea IT Fund(*1)	Korea	63.3		281,684	63.3		257,003
KEB HanaCard Co., Ltd.(*2)	Korea	15.0		288,457	15.0		280,988
NanoEnTek, Inc.	Korea	28.9		40,974	28.5		38,718
SK Technology Innovation Company	Cayman Islands	49.0		42,469	49.0		42,511
HappyNarae Co., Ltd. (*3)	Korea	—		—	45.0		21,873
SK hynix Inc.	Korea	20.1		11,208,315	20.1		8,130,000
SK MENA Investment B.V.	Netherlands	32.1		14,420	32.1		13,853
S.M. Culture & Contents Co., Ltd.	Korea	23.4		63,801	23.4		64,966
Xian Tianlong Science and Technology Co., Ltd.(*3)	China	—		—	49.0		25,891
Hello Nature Ltd.(*4)	Korea	49.9		28,549	—		—
12CM Japan, Inc.(*5)	Japan	28.2		7,734	—		—
MAKEUS Corp.(*2,5)	Korea	8.9		9,193	—		—
SK South East Asia Investment Pte. Ltd.(*5)	Singapore	20.0		111,000	—		—
Pacific Telecom Inc.(*2,5)	USA	15.0		37,075	—		—
Health Connect Co., Ltd. and others	—	—		106,394	—		96,479

Sub-total				12,791,613			9,498,381

Investments in joint ventures:
Dogus Planet, Inc.(*6)	Turkey	50.0		12,487	50.0		13,991
Finnq Co. Ltd.(*6)	Korea	49.0		7,671	49.0		16,474
12CM GLOBAL PTE. LTD. (*3)	Singapore	—		—	62.7		9,592
Celcom Planet(*6,7)	Malaysia	44.7		—	49.5		—

Sub-total				20,158			40,057

Total			~~W~~	12,811,771		~~W~~	9,538,438

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

13.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures accounted for using the equity method as of December 31, 2018 and 2017 are as follows, Continued:

(*1)	Investment in Korea IT Fund was classified as investment in associates as the Group does not have control over the investee under the contractual agreement.
(*2)

These investments were classified as investments in associates as the Group can exercise significant influence through its right to appoint the members of board of directors even though the Group has less than 20% of equity interests.

(*3)	During the year ended December 31, 2018, the Group disposed of the entire shares.
(*4)

During the year ended December 31, 2018, Hello Nature Ltd. increased capital by allocation to third parties, which decreased the Parent Company’s ownership to 49.9% and was reclassified into the associate from the subsidiary due to the loss of the control. In addition, the Group has obligation for additional investments up to ~~W~~20,000 million according to the agreement with the shareholders.

(*5)	These investments are newly acquired during the year ended December 31, 2018.
(*6)	These investments were classified as investment in joint ventures as the Group has a joint control pursuant to the agreement with the other shareholders.
(*7)	During the year ended December 31, 2018, the Group invested ~~W~~12,932 million by purchasing newly issued stocks, and the entire amount of this investment was recognized as equity losses.

(2)	The market value of investments in listed associates as of December 31, 2018 and 2017 are as follows:

(In millions of won, except for share data)
	December 31, 2018				December 31, 2017
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
NanoEnTek, Inc.	~~W~~	4,235	7,600,649	32,189	5,950	6,960,445	41,415
SK hynix Inc.		60,500	146,100,000	8,839,050	76,500	146,100,000	11,176,650
S.M.Culture & Contents Co.,Ltd.		2,020	22,033,898	44,508	2,700	22,033,898	59,492

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

13.	Investments in Associates and Joint Ventures, Continued

(3)	The condensed financial information of significant associates as of and for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	SK hynix Inc.		KEB HanaCard Co., Ltd.	Korea IT Fund	SK China Company Ltd.
	As of December 31, 2018
Current assets	~~W~~	19,894,146	7,781,888	118,024	677,686
Non-current assets		43,764,189	202,251	326,740	1,221,736
Current liabilities		13,031,852	1,122,538	—	71,396
Non-current liabilities		3,774,152	5,286,179	—	117,094

	2018
Revenue		40,445,066	1,642,133	57,430	117,132
Profit for the year		15,539,984	106,675	45,110	30,274
Other comprehensive loss		(67,219)	(4,344)	(13,422)	(16,149)
Total comprehensive income		15,472,765	102,331	31,688	14,125

(In millions of won)
	SK hynix Inc.		KEB HanaCard Co., Ltd.	Korea IT Fund	SK China Company Ltd.
	As of December 31, 2017
Current assets	~~W~~	17,310,444	7,339,492	144,874	729,872
Non-current assets		28,108,020	220,258	260,920	1,031,647
Current liabilities		8,116,133	1,181,746	—	81,161
Non-current liabilities		3,481,412	4,861,842	—	64,717

	2017
Revenue		30,109,434	1,519,607	11,743	69,420
Profit for the year		10,642,219	106,352	1,916	11,492
Other comprehensive income (loss)		(422,042)	(984)	4,108	27,190
Total comprehensive income		10,220,177	105,368	6,024	38,682

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

13.	Investments in Associates and Joint Ventures, Continued

(4) The condensed financial information of joint ventures as of and for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	Dogus Planet, Inc.		Finnq Co., Ltd.
	As of December 31, 2018
Current assets	~~W~~	43,127	11,985
Cash and cash equivalents		42,416	10,434
Non-current assets		20,239	15,435
Current liabilities		37,105	5,070
Accounts payable, other payables and provision		28,432	87
Non-current liabilities		1,287	7,579

	2018
Revenue		99,770	232
Depreciation and amortization		(5,427)	(3,490)
Interest income		1,635	5
Interest expense		—	(301)
Profit (Loss) for the year		642	(17,995)
Total comprehensive income (loss)		642	(18,166)

(In millions of won)
	Dogus Planet, Inc.		Finnq Co., Ltd.
	As of December 31, 2017
Current assets	~~W~~	39,656	32,232
Cash and cash equivalents		25,818	4,590
Non-current assets		21,159	15,610
Current liabilities		32,622	5,685
Accounts payable, other payables and provision		2,743	2,290
Non-current liabilities		212	13,862

	2017
Revenue		82,791	—
Depreciation and amortization		(6,152)	(1,077)
Interest income		781	532
Interest expense		(4)	(276)
Loss for the year		(4,535)	(15,699)
Total comprehensive loss		(4,535)	(15,699)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

13.	Investments in Associates and Joint Ventures, Continued

(5)

Reconciliations of financial information of significant associates to carrying amounts of investments in associates in the consolidated financial statements as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Associates:
SK hynix Inc.(*1,2)	~~W~~	46,843,742	20.1	10,005,624	1,202,691	11,208,315
KEB HanaCard Co., Ltd.		1,575,422	15.0	236,313	52,144	288,457
Korea IT Fund		444,764	63.3	281,684	—	281,684
SK China Company Ltd.(*1)		1,708,612	27.3	465,959	85,589	551,548

(In millions of won)
	December 31, 2017
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Associates:
SK hynix Inc.(*1,2)	~~W~~	33,814,467	20.1	6,997,560	1,132,440	8,130,000
KEB HanaCard Co., Ltd.		1,516,162	15.0	227,424	53,564	280,988
Korea IT Fund		405,794	63.3	257,003	—	257,003
SK China Company Ltd.(*1)		1,612,899	27.3	439,857	86,242	526,099

(*1)	Net assets of these entities represent net assets excluding those attributable to their non-controlling interests.
(*2)

The ownership interest is based on the number of shares owned by the Parent Company as divided by the total shares issued by the investee company. The Group applied the equity method using the effective ownership interest which is based on the number of shares owned by the Parent Company and the investee’s total shares outstanding. The effective ownership interest changed from 20.69% to 21.36% due to the investee company’s acquisition of treasury shares.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

13.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)	2018
	Beginning balance		Acquisition and Disposal	Share of profits (losses)	Other comprehensive income (loss)	Other increase (decrease)	Ending balance
Investments in associates:
SK China Company Ltd.	~~W~~	526,099	—	7,618	17,831	—	551,548
Korea IT Fund (*)		257,003	—	38,099	(9,919)	(3,499)	281,684
KEB HanaCard Co., Ltd.		280,988	—	14,581	(7,112)	—	288,457
NanoEnTek, Inc.		38,718	3,180	(116)	(808)	—	40,974
SK Technology Innovation Company		42,511	—	(1,880)	1,838	—	42,469
HappyNarae Co., Ltd.		21,873	(29,325)	7,479	(27)	—	—
SK hynix Inc.(*)		8,130,000	—	3,238,054	(13,639)	(146,100)	11,208,315
SK MENA Investment B.V.		13,853	—	(24)	591	—	14,420
S.M.Culture & Contents Co., Ltd.		64,966	—	(909)	(256)	—	63,801
Xian Tianlong Science and Technology Co., Ltd.		25,891	(25,553)	(338)	—	—	—
Hello Nature Ltd.		—	—	(959)	—	29,508	28,549
12CM Japan, Inc.		—	7,697	(43)	80	—	7,734
MAKEUS Corp.		—	9,773	(574)	—	(6)	9,193
SK South East Asia Investment Pte. Ltd.		—	111,000	—	—	—	111,000
Pacific Telecom Inc.		—	36,487	473	115	—	37,075
Health Connect Co., Ltd. and others (*)		96,479	22,902	(6,474)	197	(6,710)	106,394

Sub-total		9,498,381	136,161	3,294,987	(11,109)	(126,807)	12,791,613
Investments in joint ventures:
Dogus Planet, Inc.		13,991	1,537	563	(3,604)	—	12,487
Finnq Co., Ltd.		16,474	—	(8,728)	(75)	—	7,671
12CM GLOBAL PTE. LTD.		9,592	(9,631)	42	(3)	—	—
Celcom Planet		—	12,932	(12,932)	—	—	—

Sub-total		40,057	4,838	(21,055)	(3,682)	—	20,158

Total	~~W~~	9,538,438	140,999	3,273,932	(14,791)	(126,807)	12,811,771

(*)	Dividends received from the associates are deducted from the carrying amount during the year ended December 31, 2018.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

13.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2018 and 2017 are as follows, Continued:

(In millions of won)	2017
	Beginning balance		Acquisition and disposition	Share of profit (loss)	Other comprehensive income (loss)	Impairment loss	Other increase (decrease)	Ending balance
Investments in associates
SK China Company Ltd.(*1)	~~W~~	46,354	113,803	2,707	(36,783)	—	400,018	526,099
Korea IT Fund(*2)		263,850	—	(8,815)	3,371	—	(1,403)	257,003
KEB HanaCard Co., Ltd.		265,798	—	15,494	(304)	—	—	280,988
NanoEnTek, Inc.		39,514	—	(733)	(63)	—	—	38,718
SK Industrial Development China Co., Ltd.(*1)		74,717	—	5,154	(1,092)	—	(78,779)	—
SK Technology Innovation Company		47,488	—	433	(5,410)	—	—	42,511
HappyNarae Co., Ltd.		17,236	688	3,929	20	—	—	21,873
SK hynix Inc.(*2)		6,132,122	—	2,175,887	(90,349)	—	(87,660)	8,130,000
SK MENA Investment B.V.		15,451	—	131	(1,729)	—	—	13,853
SKY Property Mgmt. Ltd. (*1)		263,225	—	2,362	1,141	—	(266,728)	—
S.M. Culture & Contents Co., Ltd.		—	65,341	(375)	—	—	—	64,966
Xian Tianlong Science and Technology Co., Ltd.		25,880	—	11	—	—	—	25,891
Health Connect Co., Ltd. and others (*2)		115,181	(1,306)	(6,924)	(2,723)	(1,311)	(6,438)	96,479

Sub-total		7,306,816	178,526	2,189,261	(133,921)	(1,311)	(40,990)	9,498,381

Investments in joint ventures
Dogus Planet, Inc.		20,081	2,162	(2,267)	(5,985)	—	—	13,991
PT XL Planet Digital(*3)		27,512	(18,864)	(8,648)	—	—	—	—
Finnq Co., Ltd		24,174	—	(7,691)	(9)	—	—	16,474
Celcom Planet and others		25,740	—	(6,228)	(833)	—	(9,087)	9,592

Sub-total		97,507	(16,702)	(24,834)	(6,827)	—	(9,087)	40,057

Total	~~W~~	7,404,323	161,824	2,164,427	(140,748)	(1,311)	(50,077)	9,538,438

(*1)	Other increase (decrease) is due to merger of SK China Company Ltd., SK Industrial Development China Co., Ltd. and SKY Property Mgmt. Ltd.
(*2)	Dividends received from the associates are deducted from the carrying amount during the year ended December 31, 2017.
(*3)	During the year ended December 31, 2017, the Group disposed the shares of PT XL Planet Digital and recognized loss on disposal of ~~W~~27,900 million.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

13.	Investments in Associates and Joint Ventures, Continued

(7)

The Group discontinued the application of equity method to the following investees due to their carrying amounts being reduced to zero. The details of cumulative unrecognized equity method losses as of December 31, 2018 are as follows:

(In millions of won)	Unrecognized loss			Unrecognized change in equity
	2018		Cumulative loss	2018	Cumulative loss
Wave City Development Co., Ltd.	~~W~~	4,434	6,534	—	—
Daehan Kanggun BcN Co., Ltd. and others		10,094	15,410	—	365

	~~W~~	14,528	21,944	—	365

14.	Property and Equipment

(1)	Property and equipment as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	~~W~~	938,344	—	—	938,344
Buildings		1,670,486	(807,192)	—	863,294
Structures		883,032	(525,537)	(1,456)	356,039
Machinery		32,096,543	(24,922,091)	(27,728)	7,146,724
Other		2,182,960	(1,331,971)	(2,393)	848,596
Construction in progress		565,357	—	—	565,357

	~~W~~	38,336,722	(27,586,791)	(31,577)	10,718,354

(In millions of won)
	December 31, 2017
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	~~W~~	862,861	—	—	862,861
Buildings		1,638,749	(756,099)	—	882,650
Structures		866,909	(488,334)	—	378,575
Machinery		30,343,739	(23,262,762)	(1,179)	7,079,798
Other		1,722,441	(1,188,893)	(2,491)	531,057
Construction in progress		409,941	—	—	409,941

	~~W~~	35,844,640	(25,696,088)	(3,670)	10,144,882

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

14.	Property and Equipment, Continued

(2)	Changes in property and equipment for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Impairment(*1)	Business Combinations(*2)	Disposal of subsidiaries	Ending balance
Land	~~W~~	862,861	4,734	(7,151)	15,062	—	—	62,838	—	938,344
Buildings		882,650	5,858	(4,313)	25,249	(52,153)	—	6,003	—	863,294
Structures		378,575	9,188	(36)	5,859	(36,091)	(1,456)	—	—	356,039
Machinery		7,079,798	806,520	(74,465)	1,347,320	(2,214,957)	(27,264)	229,772	—	7,146,724
Other		531,057	892,103	(7,408)	(539,068)	(148,223)	—	123,214	(3,079)	848,596
Construction in progress		409,941	1,223,410	(3,906)	(1,078,539)	—	—	14,451	—	565,357

	~~W~~	10,144,882	2,941,813	(97,279)	(224,117)	(2,451,424)	(28,720)	436,278	(3,079)	10,718,354

(*1)	The Group recognized impairment losses for obsolete assets during the year ended December 31, 2018.
(*2)	Includes assets from the acquisitions of id Quantique SA, Life & Security Holdings Co., Ltd. and SK Infosec Co., Ltd.

(In millions of won)
	2017
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Impairment	Business Combination	Other	Ending balance
Land	~~W~~	835,909	13,093	(4,449)	18,308	—	—	—	—	862,861
Buildings		899,972	5,098	(477)	29,614	(51,557)	—	—	—	882,650
Structures		358,955	46,614	(74)	8,386	(35,306)	—	—	—	378,575
Machinery		7,036,050	656,731	(41,692)	1,644,045	(2,214,524)	(778)	—	(34)	7,079,798
Other		563,034	720,431	(9,252)	(597,404)	(143,261)	(2,234)	315	(572)	531,057
Construction in progress		680,292	1,317,389	(4,172)	(1,583,560)	—	—	—	(8)	409,941

	~~W~~	10,374,212	2,759,356	(60,116)	(480,611)	(2,444,648)	(3,012)	315	(614)	10,144,882

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

15.	Goodwill

(1)	Goodwill as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Goodwill related to acquisition of Shinsegi Telecom, Inc.	~~W~~	1,306,236	1,306,236
Goodwill related to acquisition of SK Broadband Co., Ltd.		358,443	358,443
Goodwill related to acquisition of Life & Security Holdings Co., Ltd.		1,155,037	—
Other goodwill		118,847	250,338

	~~W~~	2,938,563	1,915,017

(2)	Details of the impairment testing of Goodwill as of December 31, 2018 is as follows:

Goodwill is allocated to the following CGUs for the purpose of impairment testing.

•	goodwill related to Shinsegi Telecom, Inc.(*1): Cellular services;
•	goodwill related to SK Broadband Co., Ltd.(*2): Fixed-line telecommunication services;
•	goodwill related to Life & Security Holdings Co., Ltd.: Security services; and
•	other goodwill: e-commerce, Security services, and other.

(*1)	Goodwill related to acquisition of Shinsegi Telecom, Inc.

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 6.1% (6.6% in prior year) to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of (-)0.4% was applied for the cash flows expected to be incurred after five years and is not expected to exceed the Group’s long-term wireless telecommunication business growth rate. Management of the Group does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

(*2)	Goodwill related to acquisition of SK Broadband Co., Ltd.

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 6.2% (5.1% in prior year) to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of 1.0% was applied for the cash flows expected to be incurred after five years and is not expected to exceed the Group’s long-term wireless telecommunication business growth rate. Management of the Group does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

15.	Goodwill, Continued

(3)	Details of the changes in goodwill for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Beginning balance	~~W~~	1,915,017	1,932,452
Acquisition		1,206,702	35,221
Disposal		(807)	—
Impairment loss (*1,2)		(166,838)	(33,441)
Other		(15,511)	(19,215)

	~~W~~	2,938,563	1,915,017

(*1)

The Group classified shopkick, Inc. as a single CGU and determined the recoverable amount based on fair value less cost of disposal which is estimated based on a third party’s asking price. This fair value is classified as level 3 in the fair value hierarchy based on the inputs used in the valuation techniques. The Group recognized ~~W~~153,367 million and ~~W~~52,373 million of impairment losses for goodwill and intangible assets, respectively.

(*2)	Digital contents service related goodwill of IRIVER LIMITED

The recoverable amount of the CGU was measured based on the value estimated on the present value of the future cash flows for the next five years discounted by 14.4% per annum. The cash flows expected to occur in the period exceeding five years were assumed to increase by 0.0% based on the characteristics of the business unit and of the industry it belongs to. As a result of the impairment test, the carrying value of the CGU exceeds the recoverable amount, thus the Group recognized ~~W~~13,471 million of impairment loss.

As of December 31, 2018 and 2017, accumulated impairment losses are ~~W~~217,548 million and ~~W~~50,710 million, respectively.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

16.	Intangible Assets

(1)	Intangible assets as of December 31, 2018 and 2017 are as follows:

(In millions of won)	December 31, 2018
	Acquisition cost		Accumulated amortization	Accumulated impairment	Carrying amount
Frequency usage rights	~~W~~	6,210,882	(3,070,904)	—	3,139,978
Land usage rights		65,974	(55,463)	—	10,511
Industrial rights		163,983	(50,640)	(29,716)	83,627
Development costs		54,941	(44,304)	(1,647)	8,990
Facility usage rights		155,470	(124,443)	—	31,027
Customer relations		643,421	(18,330)	—	625,091
Club memberships(*1)		114,650	—	(34,175)	80,475
Other(*2)		4,630,473	(3,058,022)	(38,640)	1,533,811

	~~W~~	12,039,794	(6,422,106)	(104,178)	5,513,510

(In millions of won)	December 31, 2017
	Acquisition cost		Accumulated amortization	Accumulated impairment	Carrying amount
Frequency usage rights	~~W~~	4,843,955	(2,667,015)	—	2,176,940
Land usage rights		65,841	(50,091)	—	15,750
Industrial rights		166,082	(54,735)	—	111,347
Development costs		140,460	(134,828)	(1,529)	4,103
Facility usage rights		153,438	(116,987)	—	36,451
Customer relations		20,796	(16,761)	—	4,035
Club memberships(*1)		108,382	—	(34,768)	73,614
Other(*2)		3,911,749	(2,733,485)	(13,539)	1,164,725

	~~W~~	9,410,703	(5,773,902)	(49,836)	3,586,965

(*1)	Club memberships are classified as intangible assets with indefinite useful life and are not amortized.
(*2)

Other intangible assets primarily consist of computer software and usage rights to a research facility which the Group built and donated, and the Group is given rights-to-use for a definite number of years in return.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

16.	Intangible Assets, Continued

(2)	Details of the changes in intangible assets for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment (*1)	Business combinations (*2)	Ending balance
Frequency usage rights	~~W~~	2,176,940	1,366,926	—	—	(403,888)	—	—	3,139,978
Land usage rights		15,750	2,918	(1,142)	406	(7,421)	—	—	10,511
Industrial rights		111,347	6,694	(1,598)	5,254	(7,418)	(30,748)	96	83,627
Development costs		4,103	4,250	—	(6)	(1,866)	(118)	2,627	8,990
Facility usage rights		36,451	2,223	(39)	101	(7,709)	—	—	31,027
Customer relations		4,035	213	—	149	(9,541)	—	630,235	625,091
Club memberships		73,614	6,719	(2,950)	(7)	—	(173)	3,272	80,475
Other		1,164,725	126,164	(9,181)	277,504	(395,072)	(29,242)	398,913	1,533,811

	~~W~~	3,586,965	1,516,107	(14,910)	283,401	(832,915)	(60,281)	1,035,143	5,513,510

(*1)	The Group recognized the difference between recoverable amount and the carrying amount of intangible assets amounting to ~~W~~60,281 million as impairment loss for the year ended December 31, 2018.
(*2)

Includes assets from the Parent Company’s acquisitions of id Quantique SA, Life & Security Holdings Co., Ltd. and SK Infosec Co., Ltd. and ~~W~~374,096 million of brand determined to have indefinite useful lives acquired from the acquisition of Life & Security Holdings is included in other.

(In millions of won)
	2017
	Beginning balance		Acquisition	Disposal	Transfer	Amortiza -tion	Impair -ment (*1)	Business combina- tions(*2)	Others	Ending balance
Frequency usage rights	~~W~~	2,580,828	—	—	—	(403,888)	—	—	—	2,176,940
Land usage rights		20,834	3,689	(972)	200	(8,001)	—	—	—	15,750
Industrial rights		121,200	2,677	(28)	(5,635)	(6,870)	—	4	(1)	111,347
Development costs		4,871	3,813	(9)	(793)	(2,660)	(1,119)	—	—	4,103
Facility usage rights		41,788	2,805	(36)	129	(8,235)	—	—	—	36,451
Customer relations		6,652	1,054	—	—	(3,671)	—	—	—	4,035
Club memberships		74,039	5,023	(3,452)	122	—	(769)	—	(1,349)	73,614
Other		926,142	127,396	(19,698)	503,277	(369,546)	(16,605)	14,118	(359)	1,164,725

	~~W~~	3,776,354	146,457	(24,195)	497,300	(802,871)	(18,493)	14,122	(1,709)	3,586,965

(*1)	The Group recognized the difference between recoverable amount and the carrying amount of intangible assets amounting to ~~W~~18,493 million as impairment loss for the year ended December 31, 2017.
(*2)	Includes intangible assets acquired as a result of IRIVER LIMINTED’s purchase and merge of S.M. LIFE DESIGN COMPANY INC. and SM mobile communications Co., Ltd. during the year ended December 31, 2017.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

16.	Intangible Assets, Continued

(3)	Research and development expenditures recognized as expense for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Research and development costs expensed as incurred	~~W~~	387,675	395,276

(4)	Details of frequency usage rights as of December 31, 2018 are as follows:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800MHz license	~~W~~	101,969	CDMA and LTE service	Jul. 2011	Jun. 2021
1.8GHz license		376,860	LTE service	Sept. 2013	Dec. 2021
2.6GHz license		971,350	LTE service	Sept. 2016	Dec. 2026
2.1GHz license		322,873	W-CDMA and LTE service	Dec. 2016	Dec. 2021
3.5GHz license(*)		1,164,243	5G service	—	Nov. 2028
28GHz license(*)		202,683	5G service	—	Nov. 2023

	~~W~~	3,139,978

(*)

The Group participated in the frequency license allocation auction hosted by Ministry of Science and Information and Communication Technology (ICT) and was assigned the 3.5GHz and 28GHz bands of frequency licenses during the year ended December 31, 2018. The considerations payable for the bands of frequency are ~~W~~1,218,500 million and ~~W~~207,300 million, respectively. These bands of frequency were assigned in December 2018 and the annual payments in installment of the remaining balances will be made for the next ten and five years, respectively. The Group recognized these frequency licenses as intangible assets at the date of initial lump sum payment and starts amortization when the bands of frequency are in the condition necessary for them to be capable of operating in the manner intended by management.

17.	Borrowings and Debentures

(1)	Short-term borrowings as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	Lender	Annual interest rate (%)	December 31, 2018		December 31, 2017
Short-term borrowings	Shinhan Bank	3.19	~~W~~	30,000	30,000
	Shinhan Bank	2.27		30,000	—
	Shinhan Bank	3.75		15,000	—
	KEB Hana Bank	3.95		5,000	—
Commercial paper	KEB Hana Bank	1.67		—	50,000
Bank overdraft	KEB Hana Bank	3.17		—	30,000
	Shinhan Bank	3.38		—	20,000

			~~W~~	80,000	130,000

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

17.	Borrowings and Debentures, Continued

(2)	Long-term borrowings as of December 31, 2018 and 2017 are as follows:

(In millions of won and thousands of U.S. dollars)
Lender	Annual interest rate (%)	Maturity	December 31, 2018		December 31, 2017
Korea Development Bank	3.20	Mar. 31, 2020	~~W~~	—	30,000
KEB Hana Bank	3.51	Feb. 28, 2019		40,000	40,000
Kookmin Bank	1.95	Mar. 15, 2018		—	717
Korea Development Bank	2.20	Jul. 30, 2019		9,750	22,750
Korea Development Bank	2.20	Jul. 30, 2019		2,500	5,833
Korea Development Bank	2.32	Dec. 20, 2021		36,750	49,000
Korea Development Bank	2.78	Dec. 21, 2022		50,000	50,000
Credit Agricole CIB	2.72	Dec. 14, 2023		50,000	—
Export Kreditnamnden(*)	1.70	Apr. 29, 2022		45,007 (USD 40,253)	55,471 (USD 51,775)
Shinhan Bank and others	4.21	Sept. 30, 2023		1,750,000	—
Shinhan Bank and others	7.20	Sept. 30, 2023		150,000	—

Sub-total				2,134,007	253,771
Less present value discount				(29,011)	(954)

				2,104,996	252,817
Less current installments				(89,631)	(41,331)

			~~W~~	2,015,365	211,486

(*)	The long-term borrowings are to be repaid by installments on an annual basis until 2022.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

17.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2018 and 2017 are as follows:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2018		December 31, 2017
Unsecured corporate bonds	Other fund	2018	5.00	~~W~~	—	200,000
Unsecured corporate bonds	Operating fund	2021	4.22		190,000	190,000
Unsecured corporate bonds	Operating and refinancing fund	2019	3.24		170,000	170,000
Unsecured corporate bonds		2022	3.30		140,000	140,000
Unsecured corporate bonds		2032	3.45		90,000	90,000
Unsecured corporate bonds	Operating fund	2023	3.03		230,000	230,000
Unsecured corporate bonds		2033	3.22		130,000	130,000
Unsecured corporate bonds		2019	3.30		50,000	50,000
Unsecured corporate bonds		2024	3.64		150,000	150,000
Unsecured corporate bonds(*1)		2029	4.72		61,813	60,278
Unsecured corporate bonds	Refinancing fund	2019	2.53		160,000	160,000
Unsecured corporate bonds		2021	2.66		150,000	150,000
Unsecured corporate bonds		2024	2.82		190,000	190,000
Unsecured corporate bonds	Operating and refinancing fund	2022	2.40		100,000	100,000
Unsecured corporate bonds		2025	2.49		150,000	150,000
Unsecured corporate bonds		2030	2.61		50,000	50,000
Unsecured corporate bonds	Operating fund	2018	1.89		—	90,000
Unsecured corporate bonds		2025	2.66		70,000	70,000
Unsecured corporate bonds		2030	2.82		90,000	90,000
Unsecured corporate bonds	Operating and refinancing fund	2018	2.07		—	80,000
Unsecured corporate bonds		2025	2.55		100,000	100,000
Unsecured corporate bonds		2035	2.75		70,000	70,000
Unsecured corporate bonds	Operating fund	2019	1.65		70,000	70,000
Unsecured corporate bonds		2021	1.80		100,000	100,000
Unsecured corporate bonds		2026	2.08		90,000	90,000
Unsecured corporate bonds		2036	2.24		80,000	80,000
Unsecured corporate bonds		2019	1.62		50,000	50,000
Unsecured corporate bonds		2021	1.71		50,000	50,000
Unsecured corporate bonds		2026	1.97		120,000	120,000
Unsecured corporate bonds		2031	2.17		50,000	50,000
Unsecured corporate bonds	Refinancing fund	2020	1.93		60,000	60,000
Unsecured corporate bonds		2022	2.17		120,000	120,000
Unsecured corporate bonds		2027	2.55		100,000	100,000
Unsecured corporate bonds	Operating and refinancing fund	2032	2.65		90,000	90,000
Unsecured corporate bonds	Refinancing fund	2020	2.39		100,000	100,000
Unsecured corporate bonds	Operating and refinancing fund	2022	2.63		80,000	80,000
Unsecured corporate bonds	Refinancing fund	2027	2.84		100,000	100,000
Unsecured corporate bonds		2021	2.57		110,000	—
Unsecured corporate bonds		2023	2.81		100,000	—
Unsecured corporate bonds		2028	3.00		200,000	—
Unsecured corporate bonds		2038	3.02		90,000	—
Unsecured corporate bonds	Operating and refinancing fund	2021	2.10		100,000	—
Unsecured corporate bonds		2023	2.33		150,000	—
Unsecured corporate bonds		2038	2.44		50,000	—

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

17.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2018 and 2017 are as follows, Continued:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2018		December 31, 2017
Unsecured corporate bonds(*2)	Operating fund	2019	3.49	~~W~~	210,000	210,000
Unsecured corporate bonds(*2)		2019	2.76		130,000	130,000
Unsecured corporate bonds(*2)		2018	2.23		—	50,000
Unsecured corporate bonds(*2)		2020	2.49		160,000	160,000
Unsecured corporate bonds(*2)		2020	2.43		140,000	140,000
Unsecured corporate bonds(*2)		2020	2.18		130,000	130,000
Unsecured corporate bonds(*2)		2019	1.58		50,000	50,000
Unsecured corporate bonds(*2)	Operating and refinancing fund	2021	1.77		120,000	120,000
Unsecured corporate bonds(*2)	Operating fund	2022	2.26		150,000	150,000
Unsecured corporate bonds(*2)	Refinance fund	2022	2.34		30,000	30,000
Unsecured corporate bonds(*2)	Operating and refinancing fund	2022	2.70		140,000	140,000
Unsecured corporate bonds(*2)		2021	2.59		70,000	—
Unsecured corporate bonds(*2)		2023	2.93		80,000	—
Convertible bonds(*3)	Operating fund	2019	1.00		5,479	5,558
Unsecured global bonds	Operating fund	2027	6.63		447,240	428,560
					(USD 400,000)	(USD 400,000)
Unsecured global bonds		2018	2.13		—	749,980
						(USD 700,000)
Unsecured global bonds		2023	3.75		559,050	—
					(USD 500,000)
Unsecured global bonds(*2)	Refinancing fund	2023	3.88		335,430	—
					(USD 300,000)
Unsecured global bonds(*2)	Operating fund	2018	2.88		—	321,420
						(USD 300,000)
Floating rate notes(*4)	Operating fund	2020	3M LIBOR + 0.88		335,430 (USD 300,000)	321,420 (USD 300,000)

Sub-total					7,494,442	7,107,216
Less discounts on bonds					(27,590)	(21,029)

					7,466,852	7,086,187
Less current installments of bonds					(894,641)	(1,489,617)

				~~W~~	6,572,211	5,596,570

(*1)

The Group eliminated measurement inconsistency of accounting profit or loss between the bonds and related derivatives by designating the structured bonds as financial liabilities at fair value through profit or loss. The carrying amount of financial liabilities designated at fair value through profit or loss exceeds the principal amount required to pay at maturity by ~~W~~11,813 million as of December 31, 2018.

(*2)	Unsecured corporate bonds were issued by SK Broadband Co., Ltd.
(*3)	Convertible bonds were issued by IRIVER LIMITED.

(*4) As of December 31, 2018, 3M LIBOR rate is 2.80%.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

18.	Long-term Payables – other

(1)	Long-term payables – other as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Payables related to acquisition of frequency usage rights	~~W~~	1,939,082	1,328,630
Other(*)		29,702	18,133

	~~W~~	1,968,784	1,346,763

(*)	Other includes other long-term employee compensation liabilities.

(2)	As of December 31, 2018 and 2017, details of long-term payables – other which consist of payables related to the acquisition of frequency usage rights are as follows (See Note 16):

(In millions of won)
	December 31, 2018		December 31, 2017
Long-term payables – other	~~W~~	2,476,738	1,710,255
Present value discount on long-term payables – other		(113,772)	(79,874)
Current installments of long-term payables – other		(423,884)	(301,751)
Carrying amount at December 31	~~W~~	1,939,082	1,328,630

(3)	The repayment schedule of the principal amount of long-term payables – other related to acquisition of frequency usage rights as of December 31, 2018 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	425,349
1~3 years		850,699
3~5 years		444,480
More than 5 years		756,210

	~~W~~	2,476,738

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

19.	Provisions

Changes in provisions for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018									As of December 31, 2018
	Beginning balance		Impact of adopting K-IFRS No. 1115	Increase	Utilization	Reversal	Other	Business Combination	Ending balance	Current	Non-current
Provision for installment of handset subsidy	~~W~~	3,874	—	—	(1,075)	(2,799)	—	—	—	—	—
Provision for restoration		73,267	—	6,684	(1,788)	(765)	2	341	77,741	47,293	30,448
Emission allowance		4,650	—	2,228	(1,334)	(3,306)	—	—	2,238	2,238	—
Other provisions (*)		2,935	(215)	110,628	(15,176)	(272)	—	9,329	107,229	38,462	68,767

	~~W~~	84,726	(215)	119,540	(19,373)	(7,142)	2	9,670	187,208	87,993	99,215

(*)	~~W~~36,844 million of current provisions and ~~W~~57,310 million of non-current provisions are included in the other provisions relating to SK Planet Co., Ltd.’s onerous contracts. (See note 39)

(In millions of won)
	2017							As of December 31, 2017
	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance	Current	Non-current
Provision for installment of handset subsidy	~~W~~	24,710	2	(8,898)	(11,940)	—	3,874	3,874	—
Provision for restoration		64,679	12,066	(2,517)	(1,006)	45	73,267	40,598	32,669
Emission allowance		2,788	4,663	(518)	(2,283)	—	4,650	4,650	—
Other provisions		5,740	952	(3,757)	—	—	2,935	2,935	—

	~~W~~	97,917	17,683	(15,690)	(15,229)	45	84,726	52,057	32,669

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

20.	Leases

In 2012, the Group disposed a portion of its property and equipment and investment property, and entered into lease agreements with respect to those assets. These sale and leaseback transactions were accounted for as operating leases. The Group entered into operating lease agreements and sublease agreements in relation to rented office space and the expected future lease payments as of December 31, 2018 and revenue in subsequent years are as follows:

(In millions of won)
	Minimum lease payments		Revenues
Less than 1 year	~~W~~	59,082	2,674
1~5 years		102,819	702

	~~W~~	161,901	3,376

21.	Defined Benefit Liabilities (Assets)

(1)	Details of defined benefit liabilities (assets) as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Present value of defined benefit obligations	~~W~~	926,302	679,625
Fair value of plan assets		(816,699)	(663,617)

Defined benefit assets(*)		(31,926)	(45,952)

Defined benefit liabilities		141,529	61,960

(*)

Since the Group entities neither have legally enforceable right nor intention to settle the defined benefit obligations of Group entities with defined benefit assets of other Group entities, defined benefit assets of Group entities have been separately presented from defined benefit liabilities.

(2)	Principal actuarial assumptions as of December 31, 2018 and 2017 are as follows:

	December 31, 2018	December 31, 2017
Discount rate for defined benefit obligations	2.24~3.07%	2.58%~4.03%
Expected rate of salary increase	3.42~5.61%	3.08%~5.93%

Discount rate for defined benefit obligation is determined based on market yields of high-quality corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of salary increase is determined based on the Group’s historical promotion index, inflation rate and salary increase ratio.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

21.	Defined Benefit Liabilities (Assets), Continued

(3)	Changes in defined benefit obligations for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	For the year ended December 31
	2018		2017
Beginning balance	~~W~~	679,625	595,667
Current service cost		143,725	125,526
Interest cost		23,131	15,991
Remeasurement
- Demographic assumption		(1,929)	(287)
- Financial assumption		30,519	(20,731)
- Adjustment based on experience		16,085	11,561
Benefit paid		(63,957)	(60,883)
Business combinations		104,251	—
Others(*)		(5,148)	12,781

Ending balance	~~W~~	926,302	679,625

(*)	Others include changes of liabilities due to employee’s transfers among affiliates for the years ended December 31, 2018 and 2017.

(4)	Changes in plan assets for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	For the year ended December 31
	2018		2017
Beginning balance	~~W~~	663,617	555,175
Interest income		19,134	13,821
Remeasurement		(7,659)	(5,540)
Contributions		166,624	155,834
Benefit paid		(43,549)	(60,006)
Business combinations		21,417	—
Others		(2,885)	4,333

Ending balance	~~W~~	816,699	663,617

The Group expects to make a contribution of ~~W~~185,121 million to the defined benefit plans in 2019.

(5)

Total cost of benefit plan, which is recognized in profit and loss (included in labor in the statement of income) and capitalized into construction-in-progress, for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	For the year ended December 31
	2018		2017
Current service cost	~~W~~	143,725	125,526
Net interest cost		3,997	2,170

	~~W~~	147,722	127,696

Costs related to the defined benefit expect for the amounts transferred to construction in progress are included labor expenses and Research and development expenses.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

21.	Defined Benefit Liabilities (Assets), Continued

(6)	Details of plan assets as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Equity instruments	~~W~~	60,828	15,567
Debt instruments		144,272	134,710
Short-term financial instruments, etc.		611,599	513,340

	~~W~~	816,699	663,617

(7)	As of December 31, 2018, effects on defined benefit obligations if each of significant actuarial assumptions changes within expectable and reasonable range are as follows:

(In millions of won)
	0.5% Increase		0.5% Decrease
Discount rate	~~W~~	(40,495)	43,918
Expected salary increase rate		43,905	(41,110)

The sensitivity analysis does not consider dispersion of all cash flows that are expected from the plan and provides approximate values of sensitivity for the assumptions used.

A weighted average duration of defined benefit obligations as of December 31, 2018 is 8.36 years.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

22.	Derivative Instruments

(1)	Currency and interest rate swap contracts under cash flow hedge accounting as of December 31, 2018 are as follows:

(In millions of won and thousands of U.S. dollars)
Borrowing date	Hedging Instrument (Hedged item)	Hedged risk	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	Foreign currency risk	Morgan Stanley and four other banks	Jul. 20, 2007 ~ Jul. 20, 2027
Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk and interest rate risk	DBS bank	Mar. 7, 2013 ~ Mar. 7, 2020
Dec. 16, 2013	Fixed-to-fixed cross currency (U.S. dollar borrowing amounting to USD 40,253)	Foreign currency risk	Deutsche bank	Dec.16, 2013 ~ Apr. 29, 2022
Apr. 16, 2018	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 500,000)	Foreign currency risk	The Export-Import Bank of Korea and three other banks	Apr. 16, 2018~ Apr. 16, 2023
Aug. 13, 2018	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk	Citibank	Aug.13, 2018 ~ Aug. 13, 2023
Dec. 20, 2016	Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 36,750)	Interest rate risk	Korea Development Bank	Dec. 20, 2016 ~ Dec. 20, 2021
Jan. 30, 2017	Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 12,250)	Interest rate risk	Korea Development Bank	Nov. 10, 2016~ Jul. 30, 2019
Dec. 21, 2017	Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 50,000)	Interest rate risk	Korea Development Bank	Dec. 21, 2017- Dec. 21, 2022

(2)

SK Broadband Co., Ltd., a subsidiary of the Parent Company, entered into a leasing contract with GL Gasan Metro Co., Ltd., which develops and leases real estate, for the building and operations of Internet Data Center in 2017. With respect to financing the development of the property, GL Gasan Metro Co., Ltd. has issued subordinated bonds to IGIS Professional Investment Type Private Real Estate Investment Trust No. 156, which financed the purchase of bonds by issuing beneficiary certificates to Sbsen Co., Ltd. and Msgadi Co., Ltd. In connection with these arrangements, SK Broadband Co., Ltd., Sbsen Co., Ltd. and Msgadi Co., Ltd. entered into a Total Return Swap (TRS) contract amounting to ~~W~~70,000 million with beneficiary certificates as underlying assets during the previous year and an additional ~~W~~200,000 million Total Return Swap (TRS) contract during the year ended December 31, 2018. These two contracts expire in November 2022. SK Broadband Co., Ltd. has an obligation to guarantee fixed rate of returns to Sbsen Co., Ltd. and Msgadi Co., Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

22.	Derivative Instruments, Continued

(3) As of December 31, 2018, details of fair values of the above derivatives recorded in assets or liabilities are as follows:

(In millions of won and thousands of U.S. dollars)
Hedging instrument (Hedged item)	Cash flow hedge		Held for trading	Fair value
Current assets:
Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 12,250)	~~W~~	13	—		13
Non-current assets:
Structured bond (face value of KRW 50,000)	~~W~~	—	10,947		10,947
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)		9,335	—		9,335
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)		6,499	—		6,499
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 500,000)		24,024	—		24,024
Settlement contract:
Others		—	4,639		4,639

				~~W~~	55,457

Non-current liabilities:
Fixed-to-fixed long-term borrowings (U.S. dollar borrowing amounting to USD 40,253)	~~W~~	(1,107)	—		(1,107)
Fixed-to-fixed long-term bonds (U.S. dollar borrowing amounting to USD 300,000)		(2,874)	—		(2,874)
Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 86,750) to KRW 30,000)		(203)	—		(203)

				~~W~~	(4,184)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

23.	Share Capital and Capital Surplus and Others

The Parent Company’s outstanding share capital consists entirely of common shares with a par value of ~~W~~500. The number of authorized, issued and outstanding common shares and the details of capital surplus and others as of December 31, 2018 and 2017 are as follows:

(In millions of won, except for share data)
	December 31, 2018		December 31, 2017
Number of authorized shares		220,000,000	220,000,000
Number of issued shares(*1)		80,745,711	80,745,711
Share capital:
Common share	~~W~~	44,639	44,639
Capital surplus and others:
Paid-in surplus		2,915,887	2,915,887
Treasury shares(Note 24)		(1,979,475)	(2,260,626)
Hybrid bonds(Note 25)		398,759	398,518
Share option(Note 26)		1,007	414
Others(*2)		(681,094)	(857,912)

	~~W~~	655,084	196,281

(*1)

In 2002 and 2003, the Parent Company retired treasury shares with reduction of retained earnings before appropriation. As a result, the Parent Company’s outstanding shares have decreased without change in share capital.

(*2)	Others primarily consist of the excess of the consideration paid by the Group over the carrying values of net assets acquired from entities under common control.

There were no changes in share capital during the years ended December 31, 2018 and 2017 and details of shares outstanding as of December 31, 2018 and 2017 are as follows:

(In shares)	2018			2017
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	80,745,711	8,875,883	71,869,828	80,745,711	10,136,551	70,609,160

24.	Treasury Shares

The Parent Company acquired treasury shares to provide share dividends, merge with Shinsegi Telecom, Inc. and SK IMT Co, Ltd., increase shareholder value and stabilize its share prices.

Treasury shares as of December 31, 2018 and 2017 are as follows:

(In millions of won, except for share data)
	December 31, 2018		December 31, 2017
Number of shares(*)		8,875,883	10,136,551
Acquisition cost	~~W~~	1,979,475	2,260,626

(*)	The number of treasury shares have decreased by 1,260,668 due to the comprehensive stock exchange transaction with SK Holdings Co., Ltd. (See note 12)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

25.	Hybrid Bonds

The Parent Company repaid Series 1 hybrid bonds during the year ended December 31, 2018 and issued the Series 2 hybrid bonds. Hybrid bonds classified as equity as of December 31, 2018 are as follows:

(In millions of won)
	Type	Issuance date	Maturity(*1)	Annual interest rate(%)(*2)	Amount
Series 2-1 hybrid bonds	Unsecured subordinated bearer bond	June 7, 2018	June 7, 2078	3.70	~~W~~	300,000
Series 2-2 hybrid bonds	Unsecured subordinated bearer bond	June 7, 2018	June 7, 2078	3.65		100,000
Issuance costs						(1,241)

					~~W~~	398,759

Hybrid bonds issued by the Parent Company are classified as equity as there is no contractual obligation for delivery of financial assets to the bond holders. These are subordinated bonds which rank before common shares in the event of a liquidation or reorganization of the Parent Company.

(*1)	The Parent Company has a right to extend the maturity without any notice or announcement.
(*2)

Annual interest rate is determined as yield rate of 5 year national bond plus premium. According to the step-up clause, additional premium of 0.25% and 0.75%, respectively, after 10 years and 25 years from the issuance date are applied.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

26.	Share option

(1)	The terms and conditions related to the grants of the share options under the share option program are as follows:

Parent Company
Series
	1-1	1-2	1-3	2(*)
Grant date		March 24, 2017		Feburuary 20, 2018
Types of shares to be issued		Registered common shares
Grant method		Reissue of treasury shares
Number of shares (in shares)	22,168	22,168	22,168	1,358
Exercise price (in won)	246,750	266,490	287,810	254,120
Exercise period	Mar. 25, 2019 ~ Mar. 24, 2022	Mar. 25, 2020 ~ Mar. 24, 2023	Mar. 25, 2021 ~ Mar. 24, 2024	Feb. 21, 2020~ Feb. 20, 2023
Vesting conditions	2 years’ service from the grant date	3 years’ service from the grant date	4 years’ service from the grant date	2 years’ service from the grant date

(*)	Parts of the grant that have not met the vesting conditions have been forfeited during the year ended December 31, 2018.

One Store Co., Ltd.
Grant date	April 27, 2018
Types of shares to be issued	Common shares of One Store Co., Ltd.
Grant method	Issuance of new shares
Number of shares (in shares)	1,032,000
Exercise price (in won)	5,390
Exercise period	Apr. 28, 2020~ Apr. 27, 2024
Vesting conditions	2 years’ service from the grant date

(2)	Share compensation expense recognized during the year ended December 31, 2018 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)	Share compensation expense
During the year ended December 31, 2017	~~W~~	414
During the year ended December 31, 2018		789
In subsequent periods		804

	~~W~~	2,007

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

26.	Share option, Continued

(3)	The Group used binomial option pricing model in the measurement of the fair value of the share options at grant date and the inputs used in the model are as follows:

	Parent Company				One Store Co., Ltd.
	1-1	1-2	1-3	2
Risk-free interest rate	1.86%	1.95%	2.07%	2.63%	2.61%
Estimated option’s life	5 years	6 years	7 years	5 years	6 years
Share price(*) (Closing price on the preceding day in won)	262,500	262,500	262,500	243,500	4,925
Expected volatility	13.38%	13.38%	13.38%	16.45%	9.40%
Expected dividends	3.80%	3.80%	3.80%	3.70%	0.00%
Exercise price (in won)	246,750	266,490	287,810	254,120	5,390
Per share fair value of the option (in won)	27,015	20,240	15,480	23,988	566

(*)	One Store Co., Ltd., a subsidiary of the Parent Company, is an unlisted stock, and the share price is calculated using the discounted cash flow model.

27.	Retained Earnings

(1)	Retained earnings as of December 31, 2018 and 2017 are as follows:

(In millions of won)	December 31, 2018		December 31, 2017
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for business expansion		10,531,138	10,171,138
Reserve for technology development		3,321,300	3,071,300

		13,874,758	13,264,758
Unappropriated		8,269,783	4,571,188

	~~W~~	22,144,541	17,835,946

(2)	Legal reserve

The Korean Commercial Act requires the Parent Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

28.	Reserves

(1)	Details of reserves, net of taxes, as of December 31, 2018 and 2017 are as follows:

(In millions of won)	December 31, 2018		December 31, 2017
Valuation gain on FVOCI	~~W~~	(124)	—
Valuation gain on available-for-sale financial assets		—	168,211
Other comprehensive loss of investments in associates		(334,637)	(320,060)
Valuation loss on derivatives		(41,601)	(73,828)
Foreign currency translation differences for foreign operations		2,920	(9,050)

	~~W~~	(373,442)	(234,727)

(2)	Changes in reserves for the years ended December 31, 2018 and 2017 are as follows:

	2018
(In millions of won)	Valuation gain (loss) on financial assets at FVOCI		Valuation gain (loss) on available-for-sale financial assets	Other compre- hensive loss of investments in associates	Valuation loss on derivatives	Foreign currency translation differences for foreign operations	Total
Balance at January 1, 2017	~~W~~	—	12,534	(179,167)	(96,418)	36,868	(226,183)
Changes, net of taxes		—	155,677	(140,893)	22,590	(45,918)	(8,544)

Balance at December 31, 2017	~~W~~	—	168,211	(320,060)	(73,828)	(9,050)	(234,727)

Impact of adopting K-IFRS No.1109	~~W~~	99,407	(168,211)	—	—	—	(68,804)
Balance at January 1, 2018		99,407	—	(320,060)	(73,828)	(9,050)	(303,531)
Changes, net of taxes		(99,531)	—	(14,577)	32,227	11,970	(69,911)

Balance at December 31, 2018	~~W~~	(124)	—	(334,637)	(41,601)	2,920	(373,442)

(3)	Changes in valuation gain on financial assets at FVOCI and available-for-sale financial assets for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)	2018		2017
Balance at January 1	~~W~~	99,407	12,534
Amount recognized as other comprehensive income during the year, net of taxes		(117,514)	132,586
Amount reclassified to profit or loss, net of taxes		—	23,091
Amount reclassified to retained earnings, net of taxes		17,983	—

Balance at December 31	~~W~~	(124)	168,211

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

28.	Reserves, Continued

(4)	Changes in valuation loss on derivatives for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)	2018		2017
Balance at January 1	~~W~~	(73,828)	(96,418)
Amount recognized as other comprehensive loss during the year, net of taxes		(11,301)	17,965
Amount reclassified to profit or loss, net of taxes		43,528	4,625

Balance at December 31	~~W~~	(41,601)	(73,828)

29.	Redeemable convertible preferred stocks

Eleven street Co., Ltd., a subsidiary of the Parent Company, issued redeemable convertible preferred stocks on September 7, 2018 according to the board of directors’ resolution. The details of the issuance are as follows:

Information of redeemable convertible preferred stocks
Issuer	Eleven Street Co., Ltd.
Number of shares issued	1,863,093
Issue price	~~W~~268,371 per share
Voting rights	1 voting right per 1 share
Dividend rate(*)	6% of the issue price per annum (cumulative, non-participating) The obligatory dividend rate of the Parent Company is 1% of the issue price per annum
Conversion period	From 6 months after the date of issue to 1 business day before the expiration date of the redemption period
Conversion ratio	[Issue price ÷ Conversion price at the date of conversion] per share
Conversion price	~~W~~268,371 per share
Refixing clauses

•  In the case when spin-off, merger, split merger of the company, comprehensive stock exchange or transfer and decrease in capital, (“merger and others”), conversion price is subject to refixing to guarantee the value that the holder could earn the day right before the circumstances arise.

•  In the case when this preferred share is split or merged, the conversion prices is subject to refixing to correspond with the split or merge ratio.

Redemption period	Two months from September 30, 2023 to December 31, 2047 at the choice of the issuer.
Redemption party	Eleven Street Co., Ltd.
Redemption price	Amounts realizing the internal rate of return to be 3.5% at the date of actual redemption
Claim to the residue	Preferential to the common shares

(*)

The present value of obligatory dividends amounting to ~~W~~23,191 million payable to non-controlling interests based on the shareholders agreement are recognized as financial liabilities as of December 31, 2018.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

30.	Other Operating Expenses

Details of other operating expenses for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)	2018		2017
Other Operating Expenses:
Communication	~~W~~	35,507	27,973
Utilities		297,049	299,825
Taxes and dues		37,290	27,819
Repair		353,321	333,101
Research and development		387,675	395,276
Training		35,574	32,853
Bad debt for accounts receivable – trade		38,211	34,584
Travel		27,910	24,095
Supplies and other		130,008	111,170

	~~W~~	1,342,545	1,286,696

31.	Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)	2018		2017
Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	38,933	13,991
Others		32,320	17,827

	~~W~~	71,253	31,818

Other Non-operating Expenses:
Impairment loss on property and equipment and intangible assets	~~W~~	255,839	54,946
Loss on disposal of property and equipment and intangible assets		87,257	60,086
Donations		59,012	112,634
Bad debt for accounts receivable – other		7,718	5,793
Loss on impairment of investment assets		3,157	9,003
Others		26,179	101,410

	~~W~~	439,162	343,872

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

32.	Finance Income and Costs

(1)	Details of finance income and costs for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)	2018		2017
Finance Income:
Interest income	~~W~~	69,936	76,045
Gain on sale of accounts receivable—other		20,023	18,548
Dividends		35,143	12,416
Gain on foreign currency transactions		17,990	13,676
Gain on foreign currency translations		2,776	7,110
Gain on disposal of long-term investment securities		—	4,890
Gain on valuation of derivatives		6,532	223,943
Gain on settlement of derivatives		20,399	—
Gain relating to financial assets at FVTPL(*)		83,636	33
Reversal of impairment loss on available-for-sale financial assets		—	9,900

	~~W~~	256,435	366,561

(In millions of won)	2018		2017
Finance Costs:
Interest expense	~~W~~	307,319	299,100
Loss on sale of accounts receivable—other		—	9,682
Loss on foreign currency transactions		38,920	19,263
Loss on foreign currency translations		2,397	8,419
Loss on disposal of long-term investment securities		—	36,024
Loss on settlement of derivatives		12,554	10,031
Loss relating to financial liabilities at FVTPL		1,535	678
Loss relating to financial assets at FVTPL		22,507	—
Other finance costs		—	35,900
Impairment loss on long-term investment securities		—	14,519

	~~W~~	385,232	433,616

(*)	Includes gains on disposal of 200,000 shares of convertible redeemable bonds issued by KRAFTON Co., Ltd. (formerly, Bluehole Inc.) amounting to ~~W~~58,000 million.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

32.	Finance Income and Costs, Continued

(2)	Details of interest income included in finance income for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Interest income on cash equivalents and short-term financial instruments	~~W~~	33,808	28,130
Interest income on loans and others		36,128	47,915

	~~W~~	69,936	76,045

(3)	Details of interest expenses included in finance costs for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Interest expense on borrowings	~~W~~	10,796	11,774
Interest expense on debentures		222,195	228,568
Others		74,328	58,758

	~~W~~	307,319	299,100

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

32.	Finance Income and Costs, Continued

(4)

Finance income and costs by category of financial instruments for the years ended December 31, 2018 and 2017 are as follows. Bad debt expense (reversal of loss allowance) for accounts receivable – trade, loans and receivables are presented and explained separately in notes 7 and 37.

1)	Finance income and costs

(In millions of won)
	2018
	Finance income		Finance costs
Financial Assets:
Financial assets at FVTPL	~~W~~	134,841	22,507
Financial assets at FVOCI		35,143	—
Financial assets at amortized cost		86,032	20,018

		256,016	42,525

Financial Liabilities:
Financial liabilities at FVTPL		—	1,535
Financial liabilities measured at amortized cost		419	328,618
Derivatives designated as hedging instrument		—	12,554

		419	342,707

	~~W~~	256,435	385,232

(In millions of won)
	2017
	Finance income		Finance costs
Financial Assets:
Financial assets at FVTPL	~~W~~	223,976	—
Available-for-sale financial assets		30,598	86,445
Loans and receivables		111,677	37,040

		366,251	123,485

Financial Liabilities:
Financial liabilities at fair value through profit or loss		—	678
Financial liabilities measured at amortized cost		310	299,422
Derivatives designated as hedging instrument		—	10,031

		310	310,131

	~~W~~	366,561	433,616

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

32.	Finance Income and Costs, Continued

(4)

Finance income and costs by category of financial instruments for the years ended December 31, 2018 and 2017 are as follows. Bad debt expense (reversal of loss allowance) for accounts receivable – trade, loans and receivables are presented and explained separately in notes 7 and 37, Continued.

2)	Other comprehensive income (loss)

(In millions of won)	2018		2017
Financial Assets:
Financial assets at FVOCI	~~W~~	(130,035)	—
Available-for-sale financial assets		—	158,440
Derivatives designated as hedging instrument		17,180	1,554

		(112,855)	159,994

Financial Liabilities:
Derivatives designated as hedging instrument		15,047	21,032

	~~W~~	(97,808)	181,026

(5)	Details of impairment losses for financial assets for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)	2018		2017
Available-for-sale financial assets	~~W~~	—	14,519
Accounts receivable – trade		38,211	34,584
Other receivables		7,718	5,793

	~~W~~	45,929	54,896

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

33.	Income Tax Expense

(1)	Income tax expenses for the years ended December 31, 2018 and 2017 consist of the following:

(In millions of won)	2018		2017
Current tax expense:
Current year	~~W~~	362,265	424,773
Current tax of prior years(*)		(22,575)	(105,158)

		339,690	319,615

Deferred tax expense:
Changes in net deferred tax assets		504,288	426,039

Income tax expense	~~W~~	843,978	745,654

(*)	Current tax of prior years are mainly composed of the income tax refund due to a change in the interpretation of the tax authority in relation to the income tax previously recognized by the Group.

(2)

The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2018 and 2017 is attributable to the following:

(In millions of won)	2018		2017
Income taxes at statutory income tax rate	~~W~~	1,083,029	823,124
Non-taxable income		(19,450)	(40,080)
Non-deductible expenses		26,724	31,285
Tax credit and tax reduction		(17,580)	(34,300)
Changes in unrecognized deferred taxes		(177,902)	31,857
Changes in tax rate		(3,983)	43,977
Income tax refund etc.		(46,860)	(110,209)

Income tax expense	~~W~~	843,978	745,654

(3)	Deferred taxes directly charged to (credited from) equity for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Valuation gain (loss) on financial assets measured at fair value	~~W~~	41,461	—
Valuation gain (loss) on available-for-sale financial assets		—	(55,883)
Share of other comprehensive income of associates		278	(260)
Valuation gain (loss) on derivatives		(9,223)	(3,019)
Remeasurement of defined benefit liabilities		10,843	1,618

	~~W~~	43,359	(57,544)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

33.	Income Tax Expense, Continued

(4)	Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)	2018
	Beginning		Changes in Accounting Policies	Deferred tax expense (income)	Directly charged to (credited from) equity	Business combinations	Ending
Deferred tax assets (liabilities) related to temporary differences:
Loss allowance	~~W~~	67,002	3,501	26,547	—	5,226	102,276
Accrued interest income		(2,467)	—	(218)	—	(28)	(2,713)
Financial assets measured at fair value		53,781	(282)	(15,203)	41,461	—	79,757
Investments in subsidiaries, associates and joint ventures		(937,629)	—	(642,736)	278	—	(1,580,087)
Property and equipment and intangible assets		(235,343)	—	71,912	—	(256,630)	(420,061)
Provisions		2,312	—	(6)	—	188	2,494
Retirement benefit obligation		38,360	—	12,888	10,843	21,943	84,034
Valuation gain on derivatives		25,956	—	14,682	(9,223)	—	31,415
Gain or loss on foreign currency translation		21,931	—	17	—	—	21,948
Reserve for research and manpower development		(2,387)	—	2,387	—	—	—
Incremental costs to acquire a contract		—	(566,633)	(74,207)	—	—	(640,840)
Contract assets and liabilities		—	(37,540)	11,082	—	—	(26,458)
Others		5,506	—	22,627	—	4,418	32,551

		(9,622,978)	(600,954)	(570,228)	43,359	(224,883)	(2,315,684)

Deferred tax assets related to unused tax loss carryforwards and tax credit carryforwards:
Tax loss carryforwards		72,417	—	50,482	—	—	122,899
Tax credit		—	—	15,458	—	—	15,458

		72,417	—	65,940	—	—	138,357

	~~W~~	(890,561)	(600,954)	(504,288)	43,359	(224,883)	(2,177,327)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

33.	Income Tax Expense, Continued

(4)	Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2018 and 2017 are as follows, Continued:

(In millions of won)	2017
	Beginning		Deferred tax expense (income)	Directly charged to (credited from) equity	Others	Ending
Deferred tax assets (liabilities) related to temporary differences:
Allowance for doubtful accounts	~~W~~	61,911	5,091	—	—	67,002
Accrued interest income		(616)	(1,851)	—	—	(2,467)
Available-for-sale financial assets		101,472	8,192	(55,883)	—	53,781
Investments in subsidiaries, associates and joint ventures		(476,098)	(461,271)	(260)	—	(937,629)
Property and equipment and intangible assets		(253,323)	17,980	—	—	(235,343)
Provisions		7,448	(5,136)	—	—	2,312
Retirement benefit obligation		35,505	1,237	1,618	—	38,360
Valuation gain on derivatives		28,975	—	(3,019)	—	25,956
Gain or loss on foreign currency translation		19,369	2,562	—	—	21,931
Reserve for research and manpower development		(4,775)	2,388	—	—	(2,387)
Others		38,016	(30,186)	—	(2,324)	5,506

		(442,116)	(460,994)	(57,544)	(2,324)	(962,978)

Deferred tax assets related to unused tax loss carryforwards and tax credit carryforwards:
Tax loss carryforwards		37,462	34,955	—	—	72,417

	~~W~~	(404,654)	(426,039)	(57,544)	(2,324)	(890,561)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

33.	Income Tax Expense, Continued

(5)

Details of temporary differences, unused tax loss carryforwards and unused tax credits carryforwards which are not recognized as deferred tax assets, in the consolidated statements of financial position as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Loss allowance	~~W~~	98,205	88,521
Investments in subsidiaries, associates and joint ventures		(233,234)	168,268
Other temporary differences		189,604	425,653
Unused tax loss carryforwards		849,850	921,309
Unused tax credit carryforwards		3,705	4,092

(6)	The amount of unused tax loss carryforwards and unused tax credit carryforwards which are not recognized as deferred tax assets as of December 31, 2018 are expiring within:

(In millions of won)
	Unused tax loss carryforwards		Unused tax credit carryforwards
Less than 1 year	~~W~~	83,287	1,529
1 ~ 2 years		129,905	828
2 ~ 3 years		66,624	977
More than 3 years		570,034	371

	~~W~~	849,850	3,705

34.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the years ended December 31, 2018 and 2017 are calculated as follows:

(In millions of won, except for share data)
	2018		2017
Basic earnings per share attributable to owners of the Parent Company:
Profit attributable to owners of the Parent Company	~~W~~	3,127,887	2,599,829
Interest on hybrid bonds		(15,803)	(16,840)

Profit attributable to owners of the Parent Company on common shares		3,112,084	2,582,989
Weighted average number of common shares outstanding		70,622,976	70,609,160

Basic earnings per share (in won)	~~W~~	44,066	36,582

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

34.	Earnings per Share, Continued

2)	The weighted average number of common shares outstanding for the years ended December 31, 2018 and 2017 are calculated as follows:

(In shares)	2018
	Issued shares	Treasury shares	Number of common shares outstanding at December 31	Weights	Weighted average number of common shares
Issued shares at January 1	80,745,711	(10,136,551)	70,609,160	365/365	70,609,160
Disposal of treasury shares	—	1,260,668	1,260,668	4/365	13,816

					70,622,976

(In shares)	2017
	Number of common shares	Weighted average number of common shares
Issued shares at January 1	80,745,711	80,745,711
Treasury shares at January 1	(10,136,551)	(10,136,551)

	70,609,160	70,609,160

(2)	Diluted earnings per share

For the years ended December 31, 2018 and 2017, diluted earnings per share are the same as basic earnings per share as there are no dilutive potential common shares.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

35.	Dividends

(1)	Details of dividends declared

Details of dividend declared for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won, except for face value and share data)
Year	Dividend type	Number of shares outstanding	Face value (in won)	Dividend ratio	Dividends
2018	Cash dividends (interim)	70,609,160	500	200%	~~W~~	70,609
	Cash dividends (year-end)	71,869,828	500	1,800%		646,828

					~~W~~	717,437

2017	Cash dividends (interim)	70,609,160	500	200%	~~W~~	70,609
	Cash dividends (year-end)	70,609,160	500	1,800%		635,482

					~~W~~	706,091

(2)	Dividends yield ratio

Dividends yield ratios for the years ended December 31, 2018 and 2017 are as follows:

(In won)

Year	Dividend type	Dividend per share	Closing price at year-end	Dividend yield ratio
2018	Cash dividends	10,000	269,500	3.71%
2017	Cash dividends	10,000	267,000	3.75%

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

36.	Categories of Financial Instruments

(1)	Financial assets by category as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018
	Financial assets at FVTPL		Equity instruments at FVOCI	Debt instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	—	1,506,699	—	1,506,699
Financial instruments		—	—	—	1,046,897	—	1,046,897
Short-term investment securities		195,080	—	—	—	—	195,080
Long-term investment securities(*)		120,083	542,496	2,147	—	—	664,726
Accounts receivable – trade		—	—	—	2,019,933	—	2,019,933
Loans and other receivables		489,617	—	—	1,132,321	—	1,621,938
Derivative financial assets		15,586	—	—	—	39,871	55,457

	~~W~~	820,366	542,496	2,147	5,705,850	39,871	7,110,730

(*)	The Group designated ~~W~~ 542,496 million of equity instruments that are not held for trading as financial assets at FVOCI.

(In millions of won)
	December 31, 2017
	Financial assets at fair value through profit or loss		Available-for-sale financial assets	Loans and receivables	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	1,457,735	—	1,457,735
Financial instruments		—	—	618,002	—	618,002
Short-term investment securities		97,003	47,383	—	—	144,386
Long-term investment securities		—	887,007	—	—	887,007
Accounts receivable – trade		—	—	2,138,755	—	2,138,755
Loans and other receivables		—	—	1,962,083	—	1,962,083
Derivative financial assets		231,311	—	—	21,902	253,213

	~~W~~	328,314	934,390	6,176,575	21,902	7,461,181

(2)	Financial liabilities by category as of December 31, 2018 and 2017 are as follows:

(In millions of won)	December 31, 2018
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Accounts payable – trade	~~W~~	—	381,302	—	381,302
Derivative financial liabilities		—	—	4,184	4,184
Borrowings		—	2,184,996	—	2,184,996
Debentures(*)		61,813	7,405,039	—	7,466,852
Accounts payable – other and others		—	6,762,782	—	6,762,782

	~~W~~	61,813	16,734,119	4,184	16,800,116

(*)

Debentures classified as financial liabilities at FVTPL as of December 31, 2018 are structured bonds and they were designated as financial liabilities at FVTPL in order to eliminate a measurement inconsistency with the related derivatives.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

36.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of December 31, 2018 and 2017 are as follows, Continued:

(In millions of won)	December 31, 2017
	Financial liabilities at fair value through profit or loss		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Accounts payable – trade	~~W~~	—	351,711	—	351,711
Derivative financial liabilities		—	—	39,470	39,470
Borrowings		—	382,817	—	382,817
Debentures(*)		60,278	7,025,909	—	7,086,187
Accounts payable – other and others		—	4,865,519	—	4,865,519

	~~W~~	60,278	12,625,956	39,470	12,725,704

(*)

Debentures classified as financial liabilities at fair value through profit or loss as of December 31, 2017 are structured bonds and they were designated as financial liabilities at fair value through profit or loss in order to eliminate a measurement inconsistency with the related derivatives.

37.	Financial Risk Management

(1)	Financial risk management

The Group is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates and interest rates. The Group implements a risk management system to monitor and manage these specific risks.

The Group’s financial assets consist of cash and cash equivalents, financial instruments, investment securities and accounts receivable – trade and other. Financial liabilities consist of accounts payable – trade and other, borrowings, and debentures.

1)	Market risk

(i)	Currency risk

The Group incurs exchange position due to revenue and expenses from its global operations. Major foreign currencies where the currency risk occur are USD, JPY and EUR. The Group determines the currency risk management policy after considering the nature of business and the presence of methods that mitigate the currency risk for each Group entities. Currency risk occurs on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of each Group entity. The Group manages currency risk arising from business transactions by using currency forwards, etc.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

37.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(i)	Currency risk, Continued

Monetary assets and liabilities denominated in foreign currencies as of December 31, 2018 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	173,560	~~W~~	194,058	1,588,522	~~W~~	1,776,126
EUR	14,575		18,645	69		89
JPY	813,676		8,244	315,756		3,200
Others	—		3,484	—		18

		~~W~~	224,431		~~W~~	1,779,433

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (See note 22)

As of December 31, 2018, a hypothetical change in exchange rates by 10% would have increase (reduce) the Group’s income before income tax as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	~~W~~	12,593	(12,593)
EUR		1,856	(1,856)
JPY		504	(504)
Others		347	(347)

	~~W~~	15,300	(15,300)

(ii)	Interest rate risk

The interest rate risk of the Group arises from borrowings, debenture and long-term payables—other. Since the Group’s interest bearing assets are mostly fixed-interest bearing assets, the Group’s revenue and operating cash flows from the interest-bearing assets are not influenced by the changes in market interest rates.

Accordingly, the Group performs various analysis to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Group takes various measures such as refinancing, renewal, alternative financing and hedging.

As of December 31, 2018, the floating-rate borrowings and bonds of the Group are ~~W~~239,000 million and ~~W~~335,430 million, respectively, and the Group has entered into interest rate swap agreements, as described in note 22, for all floating-rate borrowings and debentures to hedge interest rate risk. If the interest rate increases (decreases) 1% with all other variables held constant, income before income taxes for the next year would change by ~~W~~1,400 million in relation to floating-rate borrowings that are exposed to interest rate risk.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

37.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk, Continued

As of December 31, 2018, the floating-rate long-term payables – other are ~~W~~2,476,738 million. If the interest rate increases (decreases) 1% with all other variables held constant, income before income taxes for the year ended December 31, 2018 would change by ~~W~~ 24,767 million in relation to floating-rate long-term payables—other that are exposed to interest rate risk.

2)	Credit risk

The maximum credit exposure as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Cash and cash equivalents	~~W~~	1,506,432	1,457,416
Financial instruments		1,046,897	618,002
Investment securities		11,672	19,928
Accounts receivable – trade		2,019,933	2,138,755
Loans and other receivables		1,621,938	1,962,083
Derivative financial assets		55,457	30,956

	~~W~~	6,262,329	6,227,140

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors. Based on such information, the Group establishes credit limits for each customer or counterparty.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

37.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk, Continued

(i)	Account receivable – trade and contract assets

The Group establishes a loss allowance in respect of account receivable – trade and contract assets. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Details of changes in loss allowance during the year ended December 31, 2018 are included in note 7.

(ii)	Debt investments

The credit risk arises from debt investments included in ~~W~~ 1,046,897 million of financial instruments, ~~W~~ 11,672 million of investment securities and ~~W~~1,621,938 million of loans and other receivables. To limit the exposure to this risk, the Group transacts only with financial institutions with credit ratings that are considered to be low credit risk.

Most of the Group’s debt investments are considered to have a low risk of default and the borrower has a strong capacity to meet its contractual cash flow obligations in the near term. Thus the Group measured the loss allowance for the debt investments at an amount equal to 12-month expected credit losses.

Meanwhile, the Group monitors changes in credit risk at each reporting date. The Group recognized the loss allowance at an amount equal to lifetime expected credit losses when the credit risk on the debt investments is assumed to have increased significantly if it is more than 30 days past due.

The Group’s maximum exposure to credit risk is equal to each financial asset’s carrying amount. The gross carrying amounts of each financial asset except for the accounts receivable – trade and derivative financial assets as of December 31, 2018 are as follows.

(In millions of won)
	Financial assets at FVTPL		Financial assets at FVOCI	At amortized cost
				12-month ECL	Lifetime ECL – not credit impaired	Lifetime ECL – credit impaired
Gross amount	~~W~~	500,154	1,135	2,153,513	36,687	104,906
Loss allowance		—	—	(3,305)	(10,760)	(101,823)

Carrying amount	~~W~~	500,154	1,135	2,150,208	25,927	3,083

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

37.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk, Continued

(ii)	Debt investments, Continued

Changes in the loss allowance for the debt investments during the year ended December 31, 2018 are as follows:

(In millions of won)
	12-month ECL		Lifetime ECL – not credit impaired	Lifetime ECL – credit impaired	Total
December 31, 2017	~~W~~				122,723
Changes in accounting policy					99
January 1, 2018		2,997	16,551	103,274	122,822
Remeasurement of loss allowance, net		716	2,961	3,163	6,840
Transfer to lifetime ECL – not credit impaired		(408)	408	—	—
Transfer to lifetime ECL – credit impaired		—	(6,137)	6,137	—
Amounts written off		—	(3,746)	(15,400)	(19,146)
Recovery of amounts written off		—	145	4,649	4,794
Business combinations		—	578	—	578

December 31, 2018	~~W~~	3,305	10,760	101,823	115,888

(iii)	Cash and cash equivalents

The Group has ~~W~~ 1,506,432 million as of December 31, 2018. (~~W~~ 1,457,416 million as of December 31, 2017) cash and cash equivalents with banks and financial institutions above specific credit ratings.

Impairment on cash and cash equivalents has been measured on a 12-month expected loss basis and reflects the short maturities of the exposures. The Group considered that its cash and cash equivalents have low credit risk based on the credit ratings of the counterparties assigned by external credit rating agencies.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

37.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Group’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Group maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of December 31, 2018 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 – 5 years	More than 5 years
Accounts payable - trade	~~W~~	381,302	381,302	381,302	—	—
Borrowings(*)		2,184,996	2,599,377	259,631	2,339,746	—
Debentures (*)		7,466,852	8,762,045	1,113,075	4,638,381	3,010,589
Accounts payable – other and others (*)		6,762,782	6,991,641	4,792,370	1,416,725	782,546

	~~W~~	16,795,932	18,734,365	6,546,378	8,394,852	3,793,135

(*) Includes interest payables.

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

As of December 31, 2018, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 – 5 years	More than 5 years
Assets	~~W~~	39,871	36,978	19,787	50,223	(33,032)
Liabilities		(4,184)	(4,227)	(132)	(4,095)	—

	~~W~~	35,687	32,751	19,655	46,128	(33,032)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

37.	Financial Risk Management, Continued

(2)	Capital management

The Group manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Group is the same as that of the Group as of and for the year ended December 31, 2017.

The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity; both are from the financial statements.

Debt-equity ratio as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Total liabilities	~~W~~	20,019,861	15,399,474
Total equity		22,349,250	18,029,195

Debt-equity ratios		89.58%	85.41%

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2018 are as follows:

(In millions of won)	December 31, 2018
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	820,366	—	695,992	124,374	820,366
Derivatives hedging instruments		39,871	—	39,871	—	39,871
FVOCI		544,643	293,925	—	250,718	544,643

	~~W~~	1,404,880	293,925	735,863	375,092	1,404,880

Financial liabilities that are measured at fair value:
FVTPL	~~W~~	61,813	—	61,813	—	61,813
Derivative financial liabilities		4,184	—	4,184	—	4,184

	~~W~~	65,997	—	65,997	—	65,997

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	2,184,996	—	2,378,843	—	2,378,843
Debentures		7,405,039	—	7,868,472	—	7,868,472
Long-term payables – other		2,393,027	—	2,469,653	—	2,469,653

	~~W~~	11,983,062	—	12,716,968	—	12,716,968

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

37.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2017 are as follows:

(In millions of won)	December 31, 2017
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	328,314	—	106,057	222,257	328,314
Derivatives hedging instruments		21,902	—	21,902	—	21,902
Available-for-sale financial assets		734,487	589,202	47,383	97,902	734,487

	~~W~~	1,084,703	589,202	175,342	320,159	1,084,703

Financial liabilities that are measured at fair value:
FVTPL	~~W~~	60,278	—	60,278	—	60,278
Derivative financial liabilities		39,470	—	39,470	—	39,470

	~~W~~	99,748	—	99,748	—	99,748

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	382,817	—	383,748	—	383,748
Debentures		7,025,909	—	7,325,370	—	7,325,370
Long-term payables – other		1,649,466	—	1,766,451	—	1,766,451

	~~W~~	9,058,192	—	9,475,569	—	9,475,569

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Available-for-sale financial assets amounting to ~~W~~199,903 million as of December 31, 2017 is measured at cost in accordance with K-IFRS No. 1039 since they are equity instruments which do not have quoted price in an active market for the identical instruments and for which fair value cannot be reliably measured using other valuation methods.

Fair value of the financial instruments that are traded in an active market (financial assets at FVOCI) is measured based on the bid price at the end of the reporting date.

The Group uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Other financial assets are determined using the methods such as discounted cash flow and market approach. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Group performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

37.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2017 are as follows, Continued:

Interest rates used by the Group for the fair value measurement as of December 31, 2018 are as follows:

Interest rate
Derivative instruments	1.63% ~ 3.12%
Borrowings and debentures	2.17% ~ 2.28%
Long-term payables – other	2.07% ~ 2.28%

3)	There have been no transfers between Level 2 and Level 1 for year ended December 31, 2018. The changes of financial assets classified as Level 3 for the year ended December 31, 2018 are as follows:

(In millions of won)
	Balance at January 1, 2018		Impact of adopting K-IFRS No. 1109	Gain for the period	OCI	Acquisition	Disposal	Reclassification	Balance at December 31, 2018
Financial assets at fair value through profit or loss	~~W~~	222,257	(222,257)	—	—	—	—	—	—
Available-for-sale financial assets		97,902	(97,902)	—	—	—	—	—	—
FVTPL(*)		—	391,515	7,708	732	18,732	(128,713)	(165,600)	124,374
FVOCI(*)		—	129,455	—	(52,475)	15,310	(7,172)	165,600	250,718

	~~W~~	320,159	200,811	7,708	(51,743)	34,042	(135,885)	—	375,092

(*)

During the year ended December 31, 2018, the Group acquired 460,000 of common shares of KRAFTON Co., Ltd. (formerly, Bluehole Inc.) by exercising the conversion right. The fair value of the common share is ~~W~~300,000 per share based on the income approach from K-IFRS No. 1113 Fair Value Measurement. The Group reclassified existing financial assets at FVTPL amounting to ~~W~~165,600 million to financial assets at FVOCI and recognized ~~W~~27,600 million of valuation losses on financial assets at FVOCI. Significant inputs for the fair value measurement and the inter-relationship between the inputs and the fair value measured are as follows.

Valuation Techniques	Significant non-observable inputs	Correlations between inputs and fair value measurement
Discounted cash flows	Expected cash flows	If the expected cash flows increase (decrease), Fair value will increase (decrease)
	Perpetual growth rate (-1%~1%)	If the perpetual growth rate is higher (lower), Fair value will increase (decrease)
	Weighted average cost of capital: 11.5% (Risk free rate: 2.4%, Market risk premium: 10.4%, Proxy beta: 0.88)	If the weighted average cost of capital is higher (lower) Fair value will decrease (increase)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

37.	Financial Risk Management, Continued

(4) Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2018 and 2017 are as follows:

(In millions of won)	December 31, 2018
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statements of financial position	Relevant financial instruments not offset	Net amount

Financial assets:
Derivatives(*)	~~W~~	1,867	—	1,867	(1,107)	760
Accounts receivable – trade and others		95,990	(95,920)	70	—	70

	~~W~~	97,857	(95,920)	1,937	(1,107)	830

Financial liabilities:
Derivatives(*)	~~W~~	1,107	—	1,107	(1,107)	—
Accounts payable – other and others		95,920	(95,920)	—	—	—

	~~W~~	97,027	(95,920)	1,107	(1,107)	—

(In millions of won)	December 31, 2017
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statements of financial position	Relevant financial instruments not offset	Net amount

Financial assets:
Derivatives(*)	~~W~~	26,645	—	26,645	(19,875)	6,770
Accounts receivable – trade and others		93,146	(92,409)	737	—	737

	~~W~~	119,791	(92,409)	27,382	(19,875)	7,507

Financial liabilities:
Derivatives(*)	~~W~~	19,875	—	19,875	(19,875)	—
Accounts payable – other and others		92,409	(92,409)	—	—	—

	~~W~~	112,284	(92,409)	19,875	(19,875)	—

(*)	The balance represents the net amount under the standard terms and conditions of International Swap and Derivatives Association.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

38. Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Holdings Co., Ltd.
Joint ventures	Dogus Planet, Inc. and 2 others
Associates	SK hynix Inc. and 41 others
Others	The Ultimate Controlling Entity’s subsidiaries and associates, etc.

For the periods presented, the Group belongs to SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act of the Republic of Korea. All of the other entities included in SK Group are considered related parties of the Group.

(2)	Compensation for the key management

The Parent Company considers registered directors (3 executive and 5 non-executive directors) who have substantial role and responsibility in planning, operations, and relevant controls of the business as key management. The compensation given to such key management for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Salaries	~~W~~	4,488	2,169
Defined benefits plan expenses		920	258
Share option		548	414

	~~W~~	5,956	2,841

Compensation for the key management includes salaries, non-monetary salaries, and retirement benefits made in relation to the pension plan and compensation expenses related to share options granted.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

38.	Transactions with Related Parties, Continued

(3) Transactions with related parties for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)		2018
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Collection of loans
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*1)	~~W~~	20,050	601,176	151,502	—

Associates	F&U Credit information Co., Ltd.		2,777	54,857	—	—
	HappyNarae Co., Ltd.(*2)		1,002	20,286	88,327	—
	SK hynix Inc(*3)		179,708	313	—	—
	KEB HanaCard Co., Ltd.		15,046	15,387	—	—
	Others(*4)		5,924	35,296	1,202	204

			204,457	126,139	89,529	204

Others	SK Engineering & Construction Co., Ltd.		4,662	1,122	8,700	—
	SK Innovation Co., Ltd.(*5)		44,010	996	—	—
	SK Networks Co., Ltd.(*6)		23,078	1,189,404	460	—
	SK Networks Services Co., Ltd.		774	90,723	5,478	—
	SK Telesys Co., Ltd.		362	10,945	127,840	—
	SK TNS Co., Ltd.		140	31,220	493,793	—
	SK Energy Co., Ltd.(*5)		15,134	897	—	—
	SK Gas Co., Ltd.		7,653	2	—	—
	SKC Infra Service Co., Ltd.		57	50,829	24,761	—
	Others(*5)		55,224	19,323	—	—

			151,094	1,395,461	661,032	—

		~~W~~	375,601	2,122,776	902,063	204

(*1)	Operating expense and others include ~~W~~203,636 million of dividends paid by the Parent Company.
(*2)	Transactions with HappyNarae Co., Ltd. occurred before disposal.
(*3)	Operating revenue and others include ~~W~~146,100 million of dividends received from SK hynix Inc. which was deducted from the investment in associates.
(*4)	Operating revenue and others include ~~W~~4,587 million of dividends received from Korea IT Fund, KIF-Stonebridge IT Investment Fund and UniSK which were deducted from the investment in associates.
(*5)

Operating revenue and others include ~~W~~68,500 million received from disposal of the real estate investment fund to SK Innovation Co., Ltd., SK Energy Co., Ltd., SK Lubricants Co., Ltd., SK Trading International Co., Ltd. and SK Global Chemical Co., Ltd

(*6)	Operating expenses and others include costs for handset purchases amounting to ~~W~~1,100,370 million.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

38.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2018 and 2017 are as follows, Continued:

(In millions of won)		2017
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Collection of loans
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*1)	~~W~~	25,049	600,600	283,556	—

Associates	F&U Credit information Co., Ltd.		3,431	52,150	153	—
	HappyNarae Co., Ltd.		3,025	29,276	68,472	—
	SK hynix Inc(*2)		123,873	251	—	—
	KEB HanaCard Co., Ltd.		17,873	15,045	—	—
	Others(*3)		10,720	33,389	940	204

			158,922	130,111	69,565	204

Others	SK Engineering & Construction Co., Ltd.		5,865	1,077	—	—
	SK Networks Co., Ltd.		21,694	1,220,251	671	—
	SK Networks Services Co., Ltd.		510	96,949	6,346	—
	SK Telesys Co., Ltd.		417	51,394	152,659	—
	SK TNS Co., Ltd.		137	37,051	494,621	—
	SK Energy Co., Ltd.		8,505	779	—	—
	SK Gas Co., Ltd.		2,727	4	—	—
	SK Innovation Co., Ltd.		7,639	950	—	—
	SK Shipping Co., Ltd.		3,183	35	—	—
	Ko-one energy service Co., Ltd		5,164	44	—	—
	SK Infosec Co., Ltd.		1,185	52,634	15,648	—
	SKC Infra Service Co., Ltd.		19	46,900	47,163	—
	Others		18,233	28,209	17	—

			75,278	1,536,277	717,125	—

Total		~~W~~	259,249	2,266,988	1,070,246	204

(*1)	Operating expense and others include ~~W~~203,635 million of dividends paid by the Parent Company.
(*2)	Operating revenue and others include ~~W~~87,660 million of dividends declared by SK hynix Inc. which was deducted from the investment in associates.
(*3)	Operating revenue and others include ~~W~~6,597 million of dividends received from the Korea IT Fund and others.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

38.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of December 31, 2018 and 2017 are as follows:

(In millions of won)		December 31, 2018
		Receivables			Payables
Scope	Company	Loans		Accounts receivable - trade, etc	Accounts payable - other, etc
Ultimate Controlling Entity	SK Holdings Co., Ltd.	~~W~~	—	5,987	139,260
	F&U Credit information Co., Ltd.		—	98	5,801
	SK hynix Inc.		—	14,766	89
	Wave City Development Co., Ltd.		—	37,263	—
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	—	—
	KEB HanaCard Co., Ltd.		—	541	11,311
	Others		407	130	1,764

			22,554	52,798	18,965

Other	SK Engineering & Construction Co., Ltd.		—	1,561	760
	SK Networks. Co., Ltd.		—	2,647	167,433
	SK Networks Services Co., Ltd.		—	54	8,946
	SK Telesys Co., Ltd.		—	154	39,188
	SK TNS Co., Ltd.		—	—	89,017
	SK Innovation Co., Ltd.		—	4,696	1,019
	SK Energy Co., Ltd.		—	5,511	887
	SK Gas Co., Ltd.		—	2,225	60
	SK hystec Co., Ltd.		—	2,661	75
	Others		—	8,958	8,066

			—	28,467	315,451

		~~W~~	22,554	87,252	473,676

(*)	As of December 31, 2018, the Parent Company recognized the entire balance of loans to Daehan Kanggun BcN Co., Ltd. as loss allowances.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

38.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of December 31, 2018 and 2017 are as follows, Continued:

(In millions of won)		December 31, 2017
		Receivables			Payables
Scope	Company	Loans		Accounts receivable - Trade, etc	Accounts payable - other, etc
Ultimate Controlling Entity	SK Holdings Co., Ltd.	~~W~~	—	2,068	148,066
Associates	HappyNarae Co., Ltd.		—	15	6,865
	F&U Credit information Co., Ltd.		—	21	1,612
	SK hynix Inc.		—	2,803	94
	Wave City Development Co., Ltd.		—	38,412	—
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	—	—
	KEB HanaCard Co., Ltd.		—	1,427	11,099
	S.M. Culture & Contents Co., Ltd.		—	448	8,963
	Xian Tianlong Science and Technology Co., Ltd.		7,032	—	—
	Others		611	2,272	1,164

			29,790	45,398	29,797

Other	SK Engineering & Construction Co., Ltd.		—	2,033	69
	SK Networks. Co., Ltd.		—	3,050	267,297
	SK Networks Services Co., Ltd.		—	15	9,522
	SK Telesys Co., Ltd.		—	36	58,346
	SK TNS Co., Ltd.		—	3	140,311
	SK Innovation Co., Ltd.		—	4,112	599
	SK Energy Co., Ltd.		—	2,965	582
	SK Gas Co., Ltd.		—	1,941	9
	Others		—	2,998	27,318

			—	17,153	504,053

Total		~~W~~	29,790	64,619	681,916

(*)	As of December 31, 2017, the Parent Company recognized the entire balance of loans to Daehan Kanggun BcN Co., Ltd. as loss allowances.

(5)

SK m&service Co., Ltd., a subsidiary of the Parent Company, has entered into a performance agreement with SK Energy Co., Ltd. and provided a blank note to SK Energy Co., Ltd. with regard to this transaction. In addition, SK Infosec Co., Ltd., a subsidiary of the Parent Company, also provided a blank note to SK Holdings Co., Ltd. with regard to performance guarantee.

(6)	There were additional investments and disposal transactions in associates and joint ventures during the years ended December 31, 2018 and 2017 as presented in note 13.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

39.	Commitments and Contingencies

(1)	Collateral assets and commitments

SK Broadband Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for leases on buildings in the amount of ~~W~~3,868 million as of December 31, 2018.

SK Broadband Co., Ltd., has guaranteed for employees’ borrowings relating to employee stock ownership program and provided short-term financial instruments amounting to ~~W~~11 million as collateral as of December 31, 2018.

In addition, Life & Security Holdings Co., Ltd., a subsidiary of the Parent Company, has pledged its shares of ADT CAPS Co., Ltd., CAPSTEC Co., Ltd., and ADT SECURITY Co., Ltd. for the long-term borrowings with a face value of ~~W~~1,900,000 million as of December 31, 2018.

(2)	Legal claims and litigations

As of December 31, 2018 the Group is involved in various legal claims and litigation. Provision recognized in relation to these claims and litigation is immaterial. In connection with those legal claims and litigation for which no provision was recognized, management does not believe the Group has a present obligation, nor is it expected any of these claims or litigation will have a significant impact on the Group’s financial position or operating results in the event an outflow of resources is ultimately necessary.

Meanwhile, the pending litigation over the validity of partnership contract that the Group was involved as the defendant (Plaintiff: Nonghyup Bank) was settled by the agreement between the parties during the year ended December 31, 2018. As a result of the settlement, the credit card business partnership between the Group and Nonghyup Bank will be maintained until April 2021, and the Group is obligated to pay the commission fees based on the customers’ credit card usage until September 2021, the expiration date of the credit cards. The Group determined that the contract and the subsidiary agreements meet the definition of an onerous contract according to K-IFRS No. 1037, for which the Group recognized provisions with the best estimate of the expenditure required to settle the present obligation at the end of the reporting period. In this regard, ~~W~~36,844 million and ~~W~~57,310 million are recognized as current provisions and non-current provisions, respectively as of December 31, 2018.

(3)	Accounts receivables from sale of handsets

The sales agents of the Group sell handsets to the Group’s subscribers on an installment basis. During the year ended December 31, 2018, the Group entered into comprehensive agreements to purchase accounts receivables from handset sales with retail stores and authorized dealers, and to transfer the accounts receivables from handset sales to special purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivables from sale of handsets amounting to ~~W~~612,779 million as of December 31, 2018 which the Group purchased according to the relevant comprehensive agreement are recognized as accounts receivable – other and long-term accounts receivable – other.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

40.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Interest income	~~W~~	(69,936)	(76,045)
Dividend		(35,143)	(12,416)
Gain on foreign currency translation		(2,776)	(7,110)
Gain on disposal of long-term investment securities		—	(4,890)
Gain on valuation of derivatives		(6,532)	(223,943)
Gain on settlement of derivatives		(20,399)	—
Gain on sale of accounts receivable – other		(20,023)	(18,548)
Gain relating to investments in subsidiaries, associates and joint ventures, net		(3,270,912)	(2,245,732)
Gain on disposal of property and equipment and intangible assets		(38,933)	(13,991)
Gain relating to financial assets at FVTPL		(83,636)	(33)
Reversal of loss on impairment of available-for-sale financial assets		—	(9,900)
Other income		(952)	(1,129)
Interest expenses		307,319	299,100
Loss on foreign currency translation		2,397	8,419
Loss on disposal of long-term investment securities		—	36,024
Loss on impairment of long-term investment securities		—	14,519
Loss on settlement of derivatives		12,554	10,031
Loss on sale of accounts receivable – other		—	9,682
Income tax expense		843,978	745,654
Expense related to defined benefit plan		147,722	127,696
Share option		789	414
Depreciation and amortization		3,284,339	3,247,519
Bad debt expense		38,211	34,584
Loss on disposal of property and equipment and intangible assets		87,257	60,086
Loss on impairment of property and equipment and intangible assets		255,839	54,946
Loss relating to financial liabilities at FVTPL		1,535	678
Loss relating to financial assets at FVTPL		22,507	—
Bad debt for accounts receivable – other		7,718	5,793
Loss on disposal of investment assets		3	—
Loss on impairment of investment assets		3,157	9,003
Other expenses		102,836	46,353

	~~W~~	1,568,919	2,096,764

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

40.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)	2018		2017
Accounts receivable – trade	~~W~~	175,841	46,144
Accounts receivable – other		319,913	(159,960)
Accrued income		—	14
Advance payments		13,393	(1,269)
Prepaid expenses		(3,597)	(28,362)
Value-Added Tax refundable		(3,318)	(3,080)
Inventories		(13,429)	(17,958)
Long-term accounts receivable – other		11,064	(137,979)
Guarantee deposits		(258)	14,696
Contract assets		9,161	—
Accounts payable – trade		(58,487)	(26,151)
Accounts payable – other		(271,128)	134,542
Advanced receipts		—	(13,470)
Contract liabilities		11,328	—
Withholdings		129,492	(13,041)
Deposits received		(333)	(4,916)
Accrued expenses		(102,246)	116,065
Value-Added Tax payable		3,102	7,505
Unearned revenue		—	(339)
Provisions		(4,298)	(20,488)
Long-term provisions		1,193	(2,449)
Plan assets		(123,075)	(95,828)
Retirement benefit payment		(63,957)	(60,883)
Others		(4,412)	5,739

	~~W~~	25,949	(261,468)

(3)	Significant non-cash transactions for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)	2018		2017
Increase in accounts payable – other relating to the acquisition of property and equipment and intangible assets	~~W~~	1,162,301	44,214
Investment in subsidiary from comprehensive stock exchange		129,595	—

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

40.	Statements of Cash Flows, Continued

(4)	Reconciliation of liabilities arising from financing activities for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	January 1, 2018		Cash flows		Non-cash transactions				December 31, 2018
					Exchange rate changes	Fair value changes	Business Combinations	Other changes
Total liabilities from financing activities:
Short-term borrowings	~~W~~	130,000		(87,701)	—	—	36,201	1,500	80,000
Long-term borrowings		252,817		139,406	2,281	—	1,708,638	1,854	2,104,996
Debentures		7,086,187		321,671	55,523	1,911	—	1,560	7,466,852
Long-term payables – other		1,641,081		(305,644)	—	—	—	1,057,590	2,393,027
Derivative financial liabilities		39,470		(4,031)	13,595	(7,163)	—	(37,687)	4,184
Derivative financial assets		(253,213)		(2,000)	2,000	(19,849)	—	217,605	(55,457)

	~~W~~	8,896,342		61,701	73,399	(25,101)	1,744,839	1,242,422	11,993,602
Other cash flows from financing activities:
Payments of cash dividends			~~W~~	(706,091)
Issuance of hybrid bonds				398,759
Repayment of hybrid bonds				(400,000)
Payments of interest on hybrid bonds				(15,803)
Capital increase by subsidiaries and others				499,926
Transactions with the non-controlling shareholders				(76,805)
				(300,014)

			~~W~~	(238,313)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)	January 1, 2017		Cash flows		Non-cash transactions			December 31, 2017
					Exchange rate changes	Fair value changes	Other changes
Total liabilities from financing activities
Short-term borrowings	~~W~~	2,614		127,386	—	—	—	130,000
Long-term borrowings		172,906		87,299	(7,898)	—	510	252,817
Debentures		7,194,207		130,558	(245,456)	—	6,878	7,086,187
Long-term payables – other		1,918,024		(305,476)	—	—	28,533	1,641,081
Derivative financial liabilities		87,153		(105,269)	13,281	39,267	5,038	39,470
Derivative financial assets		(214,770)		188	922	(40,235)	682	(253,213)

	~~W~~	9,160,134		(65,314)	(239,151)	(968)	41,641	8,896,342
Other cash flows from financing activities
Payments of cash dividends			~~W~~	(706,091)
Payments of interest on hybrid bond				(16,840)
Cash received from transfer of interests in subsidiaries to non-controlling interests				(38,373)

				(761,304)

Total			~~W~~	(826,618)